SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

DAIMLERCHRYSLER AG

(Translation of registrant's name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F /X/	Form 40-F / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /	No /X/

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.
Annual Report 2004

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in this Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

1

DaimlerChrysler

Innovations for our Customers

Annual Report 2004

A glimpse of the future

        F 500 Mind is our research lab on wheels equipped with hybrid drive, night-vision system, multi-vision display and many more innovations for our customers. DaimlerChrysler research engineers use the F 500 Mind to test the effectiveness and everyday usability of new technical developments under real driving conditions. Further information on this innovative research vehicle can be found on page 68 of this annual report.

Key Figures

DaimlerChrysler Group

Amounts in millions	2004	2004	2003	2002	04/03

	US $[1]	€	€	€	Change in %
Revenues	192,319	142,059	136,437	147,368	+4[2]

European Union	64,162	47,394	48,496	46,546	-2

of which: Germany	30,210	22,315	24,182	23,121	-8

NAFTA	99,187	73,266	73,477	87,831	-0

of which: USA	86,957	64,232	64,757	77,686	-1

Other markets	28,970	21,399	16,397	15,206	+31

Discontinued operations	—	—	(1,933)	(2,215)	—

Employees (at year-end)		384,723	362,063	365,571	+6

Investments in property, plant and equipment	8,645	6,386	6,614	7,145	-3

Research and development expenditure	7,660	5,658	5,571	5,942	+2

Cash provided by operating activities	14,973	11,060	13,826	15,909	-20

Operating profit	7,790	5,754	5,686	6,854	+1

Net income	3,338	2,466	448	4,718	+450

per share (in US $/€)	3.29	2.43	0.44	4.68	+452

Total dividend	2,057	1,519	1,519	1,519	±0

Dividend per share (in €)		1.50	1.50	1.50	±0

1
Rate of exchange: €1 = US $1.3538 (based on the noon buying rate on Dec. 31, 2004).

2
A 7% increase after adjusting for the effects of currency translation and changes in the consolidated Group.

Divisions

Mercedes Car Group

Amounts in millions	2004	2004	2003	04/03

	US $	€	€	Change in %
Operating profit	2,255	1,666	3,126	-47
Revenues	67,189	49,630	51,446	-4
Investments in property, plant and equipment	3,172	2,343	2,939	-20
Research and development expenditure	3,566	2,634	2,687	-2
Unit sales		1,226,773	1,216,938	+1
Employees (Dec. 31)		105,857	104,151	+2

Chrysler Group

Amounts in millions	2004	2004	2003	04/03

	US $	€	€	Change in %
Operating profit (loss)	1,932	1,427	(506)	—
Revenues	67,010	49,498	49,321	+0
Investments in property, plant and equipment	3,584	2,647	2,487	+6
Research and development expenditure	2,125	1,570	1,689	-7
Unit sales		2,779,895	2,637,867	+5
Employees (Dec. 31)		84,375	93,062	-9

Commercial Vehicles

Amounts in millions	2004	2004	2003	04/03

	US $	€	€	Change in %
Operating profit (loss)	1,803	1,332	811	+64
Revenues	47,064	34,764	26,806	+30
Investments in property, plant and equipment	1,603	1,184	958	+24
Research and development expenditure	1,660	1,226	946	+30
Unit sales		712,166	500,981	+42
Employees (Dec. 31)		114,602	88,014	+30

Services

Amounts in millions	2004	2004	2003	04/03

	US $	€	€	Change in %
Operating profit	1,692	1,250	1,240	+1
Revenues	18,871	13,939	14,037	-1
Contract volume	138,628	102,399	98,199	+4
Investments in property, plant and equipment	123	91	76	+20
Employees (Dec. 31)		11,224	11,035	+2

Other Activities

Amounts in millions	2004	2004	2003	04/03

	US $	€	€	Change in %
Operating profit[1]	617	456	1,329	-66
Revenues[1]	2,978	2,200	4,084	-46
Investments in property, plant and equipment[1]	181	134	169	-21
Research and development expenditure[1]	309	228	420	-46
Employees (Dec. 31)		20,636	20,192	+2

1
2003 figures include discontinued operations (MTU Aero Engines).

Highlights*

January 2004

        The Chrysler Group's product offensive is launched at the North American International Auto Show in Detroit. The Chrysler Group presents the new Chrysler 300/300C, the Dodge Magnum and additional new models and gives a preview of the product offensive planned for the year 2004 (see page 54).

March 2004

        World premiere of new Mercedes-Benz SLK at the Geneva Motor Show. Significantly more emphasis on sporty features than with the previous model. The SLK is the trendsetter and technology leader among the sports cars in its category (see page 51).

        DaimlerChrysler increases its shareholding in Mitsubishi Fuso Truck and Bus Corporation (MFTBC) from 43% to 65%. MFTBC is a leading manufacturer of commercial vehicles in Japan and has a strong position in Southeast Asia (see page 19).

April 2004

        End of financial support for Mitsubishi Motors. On April 22, DaimlerChrysler's Board of Management and Supervisory Board decide not to participate in the capital increase planned by Mitsubishi Motors Corporation (MMC) and to cease providing further financial support for MMC. Contractually agreed projects will be continued (see page 19).

June 2004

        World premiere of new A-Class. The second generation of Mercedes' bestseller sets standards in terms of design, safety, reliability and variability (see page 51).

July 2004

        Agreement reached on "Securing the Future 2012" in Germany. Management and employee representatives reach an agreement on July 23 enabling the Group to realize annual savings of €500 million in the medium-term and making an important contribution to securing jobs in Germany (see page 66).

August 2004

        DaimlerChrysler sells 10.5% stake in Hyundai Motor Company (HMC). Shared projects such as the development and production of a family of four-cylinder gasoline engines (World Engine Project) by DaimlerChrysler, HMC and Mitsubishi Motors Corporation (MMC) will be continued (see page 19).

September 2004

        World premiere of new Atego and Axor models at the Commercial Vehicles Show in Hanover. Mercedes-Benz presents numerous new developments such as the completely revised truck series Atego and Axor, the new BlueTec diesel technology, hybrid drive for the Sprinter, and the new Setra bus S415 GT (see pages 58, 72).

        Chrysler Group continues product offensive with the introduction of the new models Jeep® Grand Cherokee and Dodge Dakota (see page 54).

*
This overview shows a selection of events which were particularly significant for DaimlerChrysler in the 2004 financial year. It is not intended to be a complete list.

November 2004

        Contracts signed in China on November 26 for local production of Mercedes-Benz passenger cars and vans. A key milestone is thus achieved for the establishment of joint ventures to produce passenger cars and vans in China (see page 18).

        DaimlerChrysler Services obtains a provisional permit to provide financial services in China (see page 19).

December 2004

        DaimlerChrysler and General Motors announce cooperation on development of hybrid drive. Joint development of a comprehensive two-mode hybrid drive system for use in models from the Mercedes Car Group, the Chrysler Group and General Motors has been initiated (see page 69).

        Toll Collect receives special preliminary operating permit. Previously, important tests of the satellite-based toll-collection system had been successfully carried out. The electronic toll system for trucks above 12 tons started in Germany with no problems on January 1, 2005 (see page 62).

Innovation for our Customers

        Innovation drives our company and is the key to the worldwide success of DaimlerChrysler. We have a long tradition in this — because DaimlerChrysler and its predecessor companies have stood for pioneering automotive innovation for more than 100 years. With about 4,700 patents each year, DaimlerChrysler secures its leading technological position and thus its lead in international competition. We also intend to set new trends in the future with innovations that our customers can experience in our products every day.

        Many creative men and women stand behind these innovations, working passionately on making good products even better and lean processes even more efficient. In the photo stories of this Annual Report, we would like to introduce to you some of these people and their work, representing many others: DaimlerChrysler employees who pointed the way to the future with their work in the year 2004 — for the benefit of our customers.

	Consolidated Statements of Changes in Stockholders' Equity	103
	Consolidated Statements of Cash Flows	104
	Consolidated Fixed Assets Schedule	106
	Notes to Consolidated Financial Statements	108
Additional Information	DaimlerChrysler Worldwide	188
	Major Subsidiaries	190
	Nine-Year Summary	192
	International Representative Offices	194
Cover	Addresses/Information	197
	Internet Service	198
	Financial Calendar 2005	199

Board of Management

Günther Fleig (56)
Human Resources & Labor
Relations Director,
Appointed until 09/2009

Manfred Gentz (63)
Finance & Controlling,
Retired from the Board of Management
on December 15, 2004

Thomas Weber (50)
Research & Technology,
Appointed until 12/2010

Andreas Renschler (46)
Commercial Vehicles,
Appointed until 09/2007

Eckhard Cordes (54)
Mercedes Car Group,
Appointed until 12/2008

Jürgen Hubbert (65)
Executive Automotive
Committee (EAC),
Appointed until 04/2005

Rüdiger Grube (53)
Corporate Development/China
Appointed until 09/2007

Thomas W. Sidlik (55)
Global Procurement & Supply,
Appointed until 12/2008

Thomas W. LaSorda (50)
Chief Operating Officer (COO)
Chrysler Group, Deputy Member
of the Board of Management,
Appointed until 04/2007

Jürgen E. Schrempp (60)
Chairman of the Board of Management,
Appointed until 04/2008

Dieter Zetsche (51)
Chrysler Group,
Appointed until 12/2008

Bodo Uebber (45)
Finance & Controlling/
Financial Services
Appointed until 12/2006

DaimlerChrysler Shares

        High raw-material prices dampen recovery of stock markets -- Additional burden on automobile stocks due to tough competitive situation in the United States -- DaimlerChrysler shares in a difficult environment slightly below previous year's level -- 50,000 shareholders make use of Personal Internet Service

Development of Important Indices	Status End of 2004	Status End of 2003	% Change
Dow Jones Industrial Average	10,783	10,454	+3
Nasdaq 100	1,621	1,468	+10
FTSE 100	4,814	4,477	+8
Nikkei	11,489	10,677	+8
Dow Jones Euro Stoxx 50	2,951	2,761	+7
DAX 30	4,256	3,965	+7
Dow Jones Stoxx Auto Index	193	190	+1
S&P Automobiles Industry Index	159	173	-8
In comparison: DaimlerChrysler's shares (in €)	35.26	37.00	-5

        International stock markets in 2004.    Following the very positive development of equity prices in 2003, which ended a three-year bear market, the world's major stock markets remained fairly flat over the whole of 2004. It was only a rise in demand for shares at the end of the year that caused the DAX, the Euro Stoxx 50, the S&P 500, the Nikkei and the Dow Jones Industrial to close at a higher level than at the start of the year.

        The fact that investors were generally reticent despite the upturn in the world economy was primarily due to substantial increases in raw-material prices, especially the sharp rise in the price of oil, as well as the strong gains of the euro against the US dollar. The share prices of export-oriented European companies were particularly impacted by the sustained strength of the euro.

        Rising raw-material prices mainly affected global automobile manufacturers, and those companies active in the United States were additionally affected by the increasingly tough competition in that vehicle market. The automotive industry became less attractive, compared with some other sectors due to expectations of higher interest rates and their impact on the automotive and financial services business.

        Whereas the US auto index weakened considerably, the European auto index closed slightly higher than its prior-year level, but it was the weakest European industry index in the year 2004.

        DaimlerChrysler share price developments.    DaimlerChrysler shares were not exempt from the general market trend in 2004. However, the share price remained relatively strong in this difficult market environment. DaimlerChrysler was the strongest automobile stock in the DAX in 2004, also performing significantly better than the US automobile manufacturers.

        At the beginning of the year, the DaimlerChrysler share price at first continued the upward trend that had started in the fall of 2003. Our equity benefited from the confidence that the economic recovery in the United

States would continue and that the Chrysler Group could profit over the long term from the product offensive that was just beginning. By the end of January, the share price was just below €40. Due to profit-taking by some institutional investors, however, the share price fell again.

        As a result of the bomb attack in Madrid and a generally weaker stock-market environment, this pressure to sell continued until well into April. Our stock fell to around €34 during this phase. At this level, purchasing increased again significantly. Due to better results than had been expected for the first quarter and the announcement that DaimlerChrysler would not participate in the capital increase at Mitsubishi Motors, the price returned to €39 by the end of April.

        Following another temporarily weak phase, by the end of June the share price was again around €38. With a dramatic increase in the oil price by the end of October and the significant climb of the euro against the US dollar from nearly US $1.20 to US $1.35, prices at stock exchanges worldwide came under pressure again in the second half of the year. During this phase, the development of automotive stocks was weaker than that of the overall market. DaimlerChrysler shares were again not immune to this trend and fell to their low for the year of €31.63 at the end of October.

        When the third-quarter results were presented, it was announced that the Mercedes Car Group would attain lower earnings in full-year 2004 than in the prior year. Although several analysts subsequently reduced their earnings forecasts, share-price targets and investment recommendations, our stock rose again substantially until the end of the year. In November and December, the price rose by 9%, and thus performed significantly better than the DAX and the Dow Jones Auto Index. However, DaimlerChrysler shares did not quite reach the level of a year earlier, and closed 2004 at €35.26, which was 5% lower than at the end of 2003.

        At the beginning of the year 2005, DaimlerChrysler's shares were unable to continue their steep climb of the end of 2004, although the capital market reacted positively to the new models presented at the Detroit Motor Show. Investors were reticent in particular due to the renewed significant rise in the oil price and the ongoing weakness of the US dollar.

Statistics
December 31	2004	2004	2003

	US $	€	€
Capital stock (in millions)	3,565	2,633	2,633

Number of shares (in millions)		1,012.8	1,012.8

Market capitalization (in billions)	48.7	35.7	37.5

Number of shareholders (in millions)		1.7	1.8

Weighting in share indices

DAX 30		6.4%	7.2%

Dow Jones Euro Stoxx 50		1.2%	1.3%

Credit rating, long-term

Standard & Poor's		BBB	BBB

Moody's		A3	A3

Fitch		BBB+	BBB+

Dominion Bond		A-	A-

Statistics per Share	2004	2004	2003

	US $	€	€
Net income (basic)	3.29	2.43	0.44

Net income (diluted)	3.29	2.43	0.44

Dividend		1.50	1.50

Stockholders' equity (Dec. 31)	44.84	33.12	34.05

Share price: year-end	48.05[2]	35.26[1]	37.00[1]

high	49.26[2]	39.41[1]	37.34[1]

low	40.20[2]	31.63[1]	23.94[1]

1
Frankfurt Stock Exchange.

2
New York Stock Exchange.

        Broad shareholder base.    DaimlerChrysler has a broad shareholder base of more than 1.7 million shareholders. Institutional investors hold 56.8% of our capital stock. Retail investors account for 25.6%. European investors by the end of 2004 held around 75% of our equity and US investors held about 17%.

        Deutsche Bank reduced its shareholding during 2004 from 11.8% to 10.4%. Compared with the prior year, the free float therefore increased by 1.4 percentage points to 82.4%.

        At the end of January 2005, the Emirate of Dubai announced that Dubai International Capital had acquired a shareholding of about 2% in DaimlerChrysler.

        In the German DAX 30 index, DaimlerChrysler's shares were ranked in sixth position at the end of the year with a weighting of 6.4%. In the Dow Jones Euro Stoxx 50, our shares were represented with a weighting of 1.2%. Global trading volume in DaimlerChrysler shares in 2004 amounted to around 1.5 billion shares (2003: 1.7 billion), of which about 123 million were traded in the United States (2003: 153 million) and 1,336 million in Germany (2003: 1,561 million).

        Investor Relations activities.    As in previous years, our activities were primarily focused on providing information on the Group to analysts, institutional investors, rating agencies and private shareholders—in a timely and reliable manner. Two of the key instruments used to inform our retail shareholders about the Group's strategy and business developments were the Annual Meeting in Berlin with approximately 10,000 participants and the Investor Relations section of DaimlerChrysler's website.

        Our communication activities for institutional investors and analysts included roadshows in the major financial centers of Europe, North America and Asia, as well as more than 100 discussions held in Stuttgart, New York and Auburn Hills.

        We carried out presentations of the company at important international analyst and investor conferences. In addition, we organized special events, so-called division days, which allowed a closer insight into the Mercedes Car Group, the Chrysler Group and the Commercial Vehicles Division. We also provided information to the investment community on our quarterly results and various important events by means of conference calls, which were simultaneously transmitted on the Internet.

        Direct electronic shareholder communication.    With the new Personal Internet Service, DaimlerChrysler shareholders now have the option of receiving their invitations to our Annual Meeting by e-mail. As a part of our comprehensive approach, the Personal Internet Service now supports shareholders from the invitation, to the authorization and instruction of voting proxies, if shareholders are unable to attend the Annual Meeting in person. In this way, we make it easier for shareholders to exercise their rights, cut costs and protect the environment by reducing the use of paper.

        The Personal Internet Service is available to shareholders with additional functions throughout the year, and has thus become a new platform for targeted electronic communication by Investor Relations. New functions include the possibility to view and process personal data online in the share register. In addition shareholders can gain information on the company in electronic form.

        The new service had a very successful start with some 50,000 users in the year 2004. Access to the Personal Internet Service and further information on it can be found at https://register.daimlerchrysler.com.

Management Report

Overview

  •
  The development of global automobile markets was generally positive in 2004. The commercial vehicles sector benefited in particular from lively investment activity in important markets. However, there was only slight growth in the major passenger-car markets of North America, Western Europe and Japan (see page 20).

  •
  DaimlerChrysler sold a total of 4.7 million vehicles in 2004, surpassing the level of the prior year by 8% (see page 21).

  •
  The DaimlerChrysler Group's revenues increased by 4% to €142.1 billion in 2004. Adjusted for currency-translation effects and changes in the consolidated Group, revenues were actually 7% higher than in the prior year (see page 22).

  •
  Group operating profit of €5.8 billion was significantly higher than the target of €5.1 billion (operating profit of the previous year excluding restructuring expenditures at Chrysler Group and the gain realized on the sale of MTU Aero Engines). This increase was primarily due to the significant improvement in earnings posted by the Chrysler Group and the Commercial Vehicles Division. On the other hand, the contribution to Group operating profit from the Mercedes Car Group decreased substantially, while the Services division delivered a contribution at the same level as in the previous year (see page 23).

  •
  Net income rose from €0.4 billion to €2.5 billion. Earnings per share of €2.43 were also significantly higher than in the prior year (see page 29).

  •
  The Board of Management and the Supervisory Board will propose to the shareholders at the Annual Meeting that a dividend of €1.50 per share should be distributed (2003: €1.50). This proposal reflects both the business developments of the year 2004 and the prospects for the coming years (see page 30).

  •
  Cash provided by operating activities of €11.1 billion was below the prior-year level (€13.8 billion). This development was caused by, among other factors, increased cash tied up due to the higher production and sales volumes. There was a negative effect from the weaker US dollar, causing the cash inflow from the American companies translated into euros to fall compared with the prior year (see page 33).

  •
  The credit rating agencies Standard & Poor's, Moody's and Fitch lifted the outlook for their respective DaimlerChrysler credit ratings, in particular as a reflection of more positive developments in the operative business (see page 34).

  •
  Total assets increased compared with December 31, 2003 by €4.4 billion to €182.7 billion. This increase was mainly a result of the full consolidation of Mitsubishi Fuso Truck and Bus Corporation (MFTBC). An additional factor was the positive development of the financial services business (see page 35).

  •
  Assuming a moderate increase in the worldwide demand for automobiles, we expect total unit sales by the DaimlerChrysler Group to increase again in 2005 and the following years (see page 46).

  •
  After a weaker first and second quarter, for the full-year 2005 we expect a slightly higher operating profit than in the previous year. Significant improvements in earnings should be possible from the year 2006 onwards, when the Mercedes Car Group's model offensive will take full effect and additional new models will be available from the Chrysler Group. Challenges may arise, however, from the weak US dollar and high raw-material prices (see page 46).

Note:
The US dollar values in the tables are not subject to mandatory disclosure and have not been audited. Currency translation was carried out at the rate of €1 = US $1.3538 (noon buying rate of the Federal Reserve Bank of New York on December 31, 2004).

Business and General Conditions	17
The company	17
The economic situation	19
Business developments	21
Profitability	23
Operating profit	23
Reconciliation of operating profit to income (loss) before financial income	26
Financial income	28
Income taxes	29
Net income	29
Dividend	30
Value-based Performance Measures	30
Management and control tools	30
Development of return on net assets	31
Liquidity and Capital Resources	33
Cash flow	33
Refinancing	34
Rating	34
Financial Position	35
Consolidated balance sheet	35
Financing of pensions and similar obligations	37
Factor Input	37
Capital expenditure	37
Research and development	38
Procurement	39
The Workforce	39
Events after the End of the 2004 Financial Year	40
Risk Report	40
Risk management	40
Economic risks	40
Industry- and company-specific risks	41
Foreign exchange-rate, interest rate, equity price and commodity price risk	42
Legal risks	44
Overall risk	44
Outlook	44
The world economy	44
Automobile markets	45
DaimlerChrysler's divisions	45
The DaimlerChrysler Group	46
Capital expenditure	47
Research and development	48
The workforce	48

Business and General Conditions

The company

        DaimlerChrysler AG was formed in November 1998 as a result of the merger between Daimler-Benz AG and Chrysler Corporation. The Group can look back on a tradition of more than one hundred years, featuring pioneering achievements in automotive engineering by both of its predecessor companies. Today, DaimlerChrysler is a leading supplier of superior passenger cars, sport-utility vehicles, minivans and pickups, and the world's largest manufacturer of commercial vehicles. In addition, DaimlerChrysler holds a 33% interest in the European Aeronautic Defence and Space Company (EADS), one of the world's leading companies in the field of aerospace and defense technology.

        With its strong brands and a comprehensive portfolio of automobiles ranging from small cars to heavy-duty trucks, supplemented by tailored services along the automotive value chain, DaimlerChrysler is active in nearly all countries in the world. The Group has production facilities in a total of 20 countries. The worldwide networking of research and development activities and of its production and sales locations gives the Group considerable potential to enhance efficiency and gain advantages in an internationally competitive environment.

        Of DaimlerChrysler's total revenues of €142.1 billion in 2004, 33% was generated by the Mercedes Car Group, 35% by the Chrysler Group, 23% by Commercial Vehicles, 8% by the Services division and 1% by the Other Activities segment.

        The products supplied by the Mercedes Car Group range from the high-quality small cars of the smart brand to the premium vehicles of the brands Mercedes-Benz, Mercedes-Benz AMG and Mercedes-Benz McLaren, and the Maybach luxury sedans. Most of these vehicles are produced in Germany, but the division also has production facilities in the United States, France, South Africa, Brazil, India, Malaysia, Thailand, Vietnam and in the future also China. Its most important markets in 2004 were Germany with 32% of unit sales, the other markets of Western Europe (35%), the United States (18%) and Japan (3%).

        The Chrysler Group develops, produces and distributes passenger cars, minivans, sport-utility vehicles and light trucks of the brands Chrysler, Jeep® and Dodge. In addition, the Chrysler Group manufactures and markets spare parts and accessories of the MOPAR brand. Its production facilities are in the United States, Canada and Mexico. In 2004, 82% of its vehicles were sold in the United States, 8% in Canada and 4% in Mexico. 6% of the vehicles were exported to markets outside the NAFTA region.

        Within a worldwide network, DaimlerChrysler's Commercial Vehicles Division develops and produces trucks, vans and buses under the brands Mercedes-Benz, Freightliner, Sterling, Western Star, Setra, Thomas Built Buses, American LaFrance, Orion and Mitsubishi Fuso. The product range covers small vans, medium and heavy-duty trucks for local and long-distance deliveries and for construction sites, as well as tourist, urban and overland buses. It also supplies special-purpose vehicles, for fire services for example, as well as the Unimog multi-function vehicle. DaimlerChrysler offers its customers worldwide the right commercial vehicle for every requirement. The division's most important sales markets are North America with 25% of unit sales in 2004, Germany with 16%, the other markets of Western Europe with 23%, Asia with 18%, and South America with 8%.

        The Services division supports the sales of the DaimlerChrysler Group's automotive brands in 39 countries. Its product portfolio mainly comprises tailored financing and leasing packages for dealers and customers, but it also provides services such as insurance and fleet management. The focus of Services' activities is in North America and Western Europe. In Germany, in addition to automotive financial services, the division also offers investment products and credit-card services. DaimlerChrysler Services also holds a 45% interest in the Toll Collect consortium, which on January 1, 2005, launched a new electronic toll system for trucks over 12 metric tons in Germany.

        The Other Activities segment includes our 33% shareholding in the European Aeronautic Defence and Space Company (EADS) as well as the DaimlerChrysler Off-Highway business unit. DaimlerChrysler Off-Highway produces and markets ship and train engines as well as local electricity generators.

        Executive Automotive Committee.    The Executive Automotive Committee (EAC) serves as a platform for the discussion and implementation of cross-divisional issues, and concentrates on the following areas:

  •
  realization of cross-divisional synergy potential by standardizing processes and systems and developing modular concepts for vehicle components,

  •
  coordination of product concepts and production capacities affecting more than one brand,

  •
  Group-wide planning for the application of new technologies,

  •
  coordination of worldwide sales and marketing activities, and

  •
  protection and further strengthening the identity of all of the Group's passenger car brands.

        Activities in China.    In view of the growing importance of the Chinese market, DaimlerChrysler's business organization was further developed in the year 2004. In October 2004, we concentrated the responsibility for the China activities of all divisions in the Corporate Development department. In this way, we ensure that the Group has a uniform approach to the market and can better coordinate the divisions' efforts.

        Within the context of our various activities in China, we concluded some pioneering agreements in 2004:

        On November 26, 2004, a joint-venture agreement was signed between DaimlerChrysler AG and Beijing Automotive Industry Holding Company Ltd. (BAIC) covering the production of C-Class and E-Class sedans by Mercedes-Benz in China. In the medium term, this joint venture for passenger cars with our long-standing partner BAIC in the form of the newly established Beijing Benz-DaimlerChrysler Automotive Co. Ltd. will produce up to

25,000 C-Class and E-Class sedans per annum at a new plant in Beijing. The first of these vehicles are scheduled to come off the assembly line in the fall of 2005. Beijing Benz-DaimlerChrysler Automotive Co. Ltd. will also produce vehicles from the brand portfolio of the Chrysler Group as well as models from Mitsubishi Motors.

        In addition, DaimlerChrysler, the Fujian Motor Industry Group and the China Motor Corporation have signed an agreement for the "DaimlerChrysler Vans (China) Ltd." joint venture, which will produce the new Mercedes-Benz Sprinter and the Viano / Vito van family in a new plant in Fuzhou in the province of Fujian. This plant is designed for an annual capacity of around 40,000 units and will start production in the year 2006.

        To secure the future of our business activities in the field of trucks and buses, we have initiated a framework agreement covering cooperation between DaimlerChrysler and the company Beiqi Foton Motor Corporation Ltd. It is planned to produce medium and heavy-duty trucks, engines and components at Beiqi Foton's plant in Beijing. BAIC is the biggest shareholder in this company.

        We are training new employees in preparation for this expanded production capacity to ensure that the new plants also achieve the Group's high quality level. In addition, the required local supplier industry is also being expanded continuously.

        DaimlerChrysler Services will also be active in China, and will support the sales of the Group's brands in China with its own financial services company. A provisional permit to establish these business activities was granted in November 2004.

        Portfolio changes.    In March 2004, DaimlerChrysler increased its shareholding in Mitsubishi Fuso Truck and Bus Corporation (MFTBC) from 43% to 65%. MFTBC is a leading supplier of commercial vehicles in Japan and has a strong market position in Southeast Asia.

        On April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler decided not to participate in a capital increase planned by Mitsubishi Motors Corporation (MMC), and thus to cease providing MMC with financial support.

        As DaimlerChrysler did not participate in the capital increase, at the end of December 2004 our interest in MMC had decreased to 19.7%. This shareholding may decrease further following the conversion into voting shares of preferred stock issued by MMC. As a result of its reduced shareholding, DaimlerChrysler can no longer exercise a significant influence over MMC's business and financial policies. Therefore, since June 30, 2004, our shareholding in MMC is no longer accounted for in the consolidated financial statements using the equity method, but as an investment shown at fair value. DaimlerChrysler and MMC have agreed to continue with shared projects which have been contractually agreed upon. These include:

  •
  the development and production of a four-cylinder in-line engine, the so-called "World Engine Project", by DaimlerChrysler, MMC and Hyundai Motor Company (HMC),

  •
  the production of gasoline engines for smart and Mitsubishi in Kölleda, Germany,

  •
  the production of the smart forfour and the Mitsubishi Colt in Born, the Netherlands, and

  •
  the development of a platform for medium-sized passenger cars for MMC and the Chrysler Group.

        On August 16, 2004, DaimlerChrysler sold its 10.5% shareholding in HMC for €737 million. Due to our majority stake in MFTBC and the progress made in China, cooperation with Hyundai in the field of commercial vehicles had lost strategic importance for DaimlerChrysler. The World Engine Project by DaimlerChrysler, HMC and MMC, and various other shared projects will be continued, however.

The economic situation

        World economy.    2004 was one of the years with the strongest growth for the world economy since 1980, despite the significant increase in raw-material prices. This was mainly caused by the dynamic economic developments in the United States, China and Japan. However, the economies in the emerging markets of Asia,

Eastern Europe and South America also revived significantly. On the other hand, rates of expansion in large parts of Western Europe were disappointing, especially in Germany, where domestic demand did not yield any perceptible impetus. However, the peak of the worldwide upswing was passed by the middle of the year. Since then, most indicators have pointed toward lower growth rates for the world economy. The rather weaker expansion of both the United States and China have contributed to this development. High raw-material prices have also had a dampening effect on growth via the cost burden for companies and the reduction in purchasing power for private households. However, weighted for each country's share of the Group's revenues, the economic expansion of DaimlerChrysler's sales markets of 3.7% was well above the prior year's growth of 2.3%, and also significantly higher than the long-term trend of about 3%.

        During the course of the year, the euro appreciated in value against the US dollar by about 7%; compared with British pound and the Japanese yen there were only small movements.

        Automobile markets.    In general, global automobile markets developed positively in 2004. The commercial vehicles sector in particular benefited from lively investment activity in important markets. But the major passenger car markets of North America, Western Europe and Japan recorded little growth. High raw-material prices, the related loss in purchasing power and uncertainty among consumers all acted to reduce demand.

        The US market for passenger cars and light trucks, in which competition was extremely tough, expanded slightly to 16.9 million vehicles (2003: 16.6 million). The markets of Western Europe also grew slightly to 14.5 million passenger cars (2003: 14.2 million). However, there was still no upturn in the major markets of Germany and France, and the Japanese market has not yet benefited from the country's strong economic growth. The process of recovery continued in the emerging markets of South America and demand also increased overall in the countries of Central and Eastern Europe. Although the demand boom in China weakened perceptibly during the second half of the year, the emerging markets of Asia once again maintained their position as the engine of global automotive expansion.

        With the exception of Japan, the world's major international markets for commercial vehicles showed strong growth. In North America, the exceptionally positive market development for medium and heavy-duty trucks continued, so that total unit sales surpassed the prior-year level by 31%. New registrations of commercial vehicles also increased significantly in Western Europe. This was primarily due to replacement purchases and the increased need for transport as a result of growing business relations with the countries of Eastern Europe. On the other hand, the Japanese market declined significantly, reflecting the fact that a large number of purchases had been brought forward to 2003 because of new emission regulations.

Business developments

        Unit sales.    DaimlerChrysler sold a total of 4.7 million vehicles in 2004, surpassing the prior-year result by 8%.

        Unit sales by the Mercedes Car Group of 1.2 million vehicles were slightly higher than the figure for the prior year. Due in particular to the fact that several new models were not fully available until the end of the year, worldwide unit sales of the Mercedes-Benz brand decreased to 1,074,600 vehicles (2003: 1,092,200). However, with the new vehicles from its product and marketing offensive, the Mercedes-Benz brand gained a much more attractive model range and defended its position as the world's most successful premium brand. The smart brand increased its unit sales by 22% to 152,100 vehicles in the year 2004. This was due to the launch of the smart forfour, the brand's first car with four seats (see pages 49).

        In the context of its product offensive, the Chrysler Group launched nine new models last year. Due to the market success of the new products, unit sales increased by 5% to 2.8 million vehicles of the Chrysler, Jeep® and Dodge brands. Due to the success of several new products, the Chrysler Group increased its market share in the US to 12.8% (2003: 12.5%). The Chrysler Group reinforced its market position, particularly in the passenger car, minivan and sports-utility vehicle segments. In the US, the Chrysler 300/300C set segment records with 107,200 vehicles sold in 2004 since the launch in April. The Dodge Magnum sold 39,200 in just eight months of sales, and the new Chrysler and Dodge minivans sold 386,700 vehicles (+3%), due to the market success of the innovative Stow'n Go™ seating and storage system (see pages 53).

        The Commercial Vehicles Division increased its unit sales by 42% to 712,200 trucks, vans and buses. Excluding Mitsubishi Fuso Truck and Bus Corporation (MFTBC), which has been fully consolidated in the division since March 31, 2004 with a one-month time lag, and which is included in the division's unit sales with 118,100 vehicles, there would have been a 19% increase to a new record level. This was assisted by favorable market conditions and above all an attractive product range. Growth was particularly strong in the business units Trucks Europe/Latin America (+24% to 137,400 vehicles) and Trucks NAFTA (+28% to 152,400 vehicles). However, the Vans business unit (+13% to 260,700 vehicles) and Buses (+16% to 32,800 vehicles) also increased their unit sales by considerable margins. (see pages 57).

        Revenues.    DaimlerChrysler's total revenues increased by 4% to €142.1 billion in 2004. Adjusted for currency-translation effects and changes in the consolidated Group, revenues were actually 7% higher than in the prior year. The revenues of €49.6 billion generated by the Mercedes Car Group did not quite equal the level of the prior year, primarily due to a lifecycle-related less favorable model mix. The Chrysler Group's revenues of €49.5 billion were at the same level as in the prior year; adjusted for currency-translation effects, the increase actually amounted to 10%. The Commercial Vehicles Division increased its revenues by 30% to €34.8 billion, assisted by the full consolidation of MFTBC since March 31, 2004, but adjusted for this effect there was still an increase of 16%. Due to the weaker US dollar, the revenues generated by the Services division were slightly lower than in the prior year at €13.9 billion. In regional terms, DaimlerChrysler's revenues in the NAFTA region were similar to the prior-year level at €73.3 billion, while in the European Union revenues were 2% lower than in 2003 at €47.4 billion. In the rest of the world we expanded our business volume by 31% to €21.4 billion.

Revenues

	2004	2004	2003
In millions	US $	€	€
DaimlerChrysler Group	192,319	142,059	136,437
Mercedes Car Group	67,189	49,630	51,446
Chrysler Group	67,010	49,498	49,321
Commercial Vehicles	47,064	34,764	26,806
Services	18,871	13,939	14,037
Other Activities[1]	2,978	2,200	4,084

1
2003 figures include discontinued operations (MTU Aero Engines).

Profitability

Operating profit

Operating Profit (Loss) by Segments

	2004	2004	2003
In millions	US $	€	€
Mercedes Car Group	2,255	1,666	3,126
Chrysler Group	1,932	1,427	(506)
Commercial Vehicles	1,803	1,332	811
Services	1,692	1,250	1,240
Other Activities[1]	617	456	1,329
Eliminations	(509)	(377)	(314)

DaimlerChrysler Group	7,790	5,754	5,686

1
2003 figures include discontinued operations (MTU Aero Engines).

        DaimlerChrysler recorded an operating profit of €5,754 million in 2004, which was slightly higher than the result of the prior year (€5,686 million). We thus achieved our target of significantly improving on the prior year's operating profit, adjusted to exclude the restructuring expenses at the Chrysler Group (€469 million) and the gain realized on the disposal of MTU Aero Engines (€1,031 million).

        Chrysler Group and the Commercial Vehicles Division developed positively, achieving substantial increases in their operating profits compared with the prior year. Commercial Vehicles' earnings improved significantly despite the charge of €475 million for quality and recall actions at Mitsubishi Fuso Truck and Bus Corporation (MFTBC). However, the Mercedes Car Group recorded lower earnings than in 2003. This was due partially to a less favorable model mix, but above all to currency effects and expenses incurred for the launch of new products and to safeguard the products' high quality standards. The Services division further increased its operating profit from the financial services business. This increase more than compensated for the losses from the involvement in Toll Collect, which resulted from the reassessment of the system's total cost and additional expenses to secure the start of the system. In the Other Activities segment, the agreement reached with Bombardier in September 2004 to settle all disputes connected with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) led to a gain of €120 million. The prior year's result was positively affected by income of €1,031 million from the sale of the MTU Aero Engines business unit. If these exceptional items are excluded, Other Activities actually improved its operating profit compared with 2003, primarily due to the increased contribution from EADS.

        The Mercedes Car Group's operating profit of €1,666 million in 2004 was significantly lower than in 2003 (€3,126 million).

        Charges on earnings resulted at the Mercedes-Benz Passenger Cars business unit from a slight decrease in unit sales of 2% to a total of 1,074,600 vehicles, an effect that was amplified by shifts in the model mix. Operating profit was also reduced by currency effects due in particular to the appreciation of the euro against the US dollar and expenses for the ongoing comprehensive quality offensive. Additional factors were higher marketing expenses, mainly relating to the launch of the SLK, the CLS-Class and the A-Class.

        The smart brand sold a total of 152,100 vehicles in 2004. The increase compared with the prior year was a result of the launch of the smart forfour in the second quarter, which more than compensated for lower sales of the smart fortwo and the smart roadster. Despite higher unit sales, smart recorded a significant operating loss that was larger than its operating loss in 2003. The reasons for this deterioration were higher marketing expenses, launching costs for the smart forfour and increased development expenses.

Operating Profit

	2004	2004	2003
In millions	US $	€	€
Industrial Business	5,367	3,964	4,201
Financial Services	2,423	1,790	1,485

DaimlerChrysler Group	7,790	5,754	5,686

        The Chrysler Group posted an operating profit of €1,427 million in 2004 compared to an operating loss of €506 million in the prior year. The 2004 improvement in profitability was primarily the result of higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher margin vehicles. Sales incentive expense and product mix were positively affected by the successful launch of nine new products in 2004. In addition, cost reductions that have been achieved from the continued implementation and sustained effects of material cost reduction and efficiency-enhancing programs also contributed to the improvement in operating profit.

        Worldwide in 2004, Chrysler Group vehicle shipments totalled 2,779,900 compared with 2,637,900 vehicles in the prior year.

        The 2004 operating profit included restructuring charges, incurred in connection with the 2001 turnaround plan and other workforce reduction charges totaling €283 million while the 2003 operating loss included turnaround plan charges of €469 million. The turnaround plan charges recognized in 2004 and 2003 were primarily for costs associated with the idling, closing or disposal of certain manufacturing facilities and related workforce reductions.

        The Commercial Vehicles Division realized an operating profit of €1,332 million in 2004, thus significantly exceeding the result of the prior year (€811 million). The improved profitability was primarily due to the increase in worldwide unit sales of 42% to 712,200 units. Even without the inclusion of MFTBC, which has been fully consolidated with a one-month time lag since March 31, 2004, there would still have been a strong rise in unit sales of 19%. As well as higher unit sales due to favourable market conditions and a modern product range, the significant increase in operating profit was also caused by the continued implementation and the effects of the initiated efficiency-enhancing programs in the division's business units. The improvements in operating results more than offset charges of €475 million arising at MFTBC due to its quality-improving actions and recall campaigns, which originate from issues during the time before DaimlerChrysler's involvement in the company. The termination of the engine joint venture with Hyundai Motor contributed an additional €60 million to the division's operating profit.

        In 2004, the Services division generated an operating profit of €1,250 million (2003: €1,240 million). Charges arising from its involvement in Toll Collect were offset by the improved earnings of its Financial Services business unit.

        The operating profit of Financial Services increased by €305 million to €1,790 million, mainly as a result of lower risk costs. The overall improvement in the risk management situation in all markets and the measures taken to promote the active risk control of the portfolio contributed to reduced risk costs. In addition, stable interest rate margins were achieved worldwide despite the recent increases in interest rates, especially in the United States. On the other hand, an impairment charge of €102 million was recognized relating to the investment in debis AirFinance.

        The division's involvement in Toll Collect caused charges of €472 million in the year 2004 (2003: €241 million). These charges were mainly a result of revaluing the system's total costs and extra operating expenses required to guarantee the start of the system on January 1, 2005.

        The Other Activities segment provided an operating profit of €456 million in 2004 (2003: €1,329 million). The decrease was almost solely due to the gain on the disposal of MTU Aero Engines of €1,031 million that was realized in 2003.

        The contribution to earnings from EADS rose substantially, primarily due to the high operating profit at Airbus, which was caused by higher airplane deliveries resulting from the continued revival of the air-transport industry.

        The DaimlerChrysler Off-Highway business unit, which was allocated to Other Activities effective January 1, 2004, also improved its earnings compared with the prior year and thus also made a positive contribution to the segment's operating profit.

        While the operating profit of the prior year still included the contribution from Mitsubishi Motors Corporation (MMC) for the entire year, the result for 2004 only includes the Group's proportionate share for the first six months. As DaimlerChrysler did not participate in a capital increase at MMC, it no longer has a significant influence on MMC's business and financial policies and therefore ceased accounting for this investment using the equity-method of accounting as of June 29, 2004. The dilution of the Group's shareholding in MMC resulted in a loss in 2004, which was more than offset by the gains recognized on the hedging of the investment in MMC that had previously been accounted for with no effect on the statement of income. In total, the proportionate share of MMC's operating loss was lower than in 2003.

        In the year 2004, a settlement agreement was reached with Bombardier with respect to all disputes relating to the sale of Adtranz, which — taking into account the purchase price adjustment and including additional costs —led to a gain of €120 million. As a result of this agreement, it was possible to realize this gain on the sale of Adtranz that had previously been deferred with no effect on the income statement.

        Additionally, also in 2004, an impairment was recognized on the investment of DASA AG in debis AirFinance, leading to a charge of €70 million.

        Eliminations with an effect on the income statement resulted primarily from the leasing business in Germany. Any gains or losses arising from vehicle deliveries between the divisions are deemed to be unrealized from the Group perspective and have therefore been eliminated.

Consolidated Statements of Income (Loss)

	2004	2004	2003
In millions	US $	€	€
Revenues	192,319	142,059	136,437
Cost of sales	(155,100)	(114,567)	(109,926)
Gross profit	37,219	27,492	26,511
Selling, administrative and other expenses	(24,330)	(17,972)	(17,772)
Research and development	(7,660)	(5,658)	(5,571)
Other income	1,211	895	689
Turnaround plan expenses — Chrysler Group	(196)	(145)	(469)
Income before financial income	6,244	4,612	3,388
Impairment of investment in EADS	—	—	(1,960)
Other financial expense, net	(1,458)	(1,077)	(832)
Financial expense, net	(1,458)	(1,077)	(2,792)
Income before income taxes	4,786	3,535	596
Income tax expense	(1,594)	(1,177)	(979)
Minority interests	146	108	(35)
Income (loss) from continuing operations	3,338	2,466	(418)
Income from discontinued operations, net of taxes[1]	—	—	14
Income on disposal of discontinued operations, net of taxes[2]	—	—	882
Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes	—	—	(30)
Net income	3,338	2,466	448

1
DaimlerChrysler sold its 100% stake in MTU Aero Engines on December 31, 2003. Therefore the income of MTU Aero Engines is included in the "Income (loss) from discontinued operations."
2
Gain on disposal of the MTU Aero Engines Group on December 31, 2003, after taxes.

Reconciliation of Group Operating Profit to Income before Financial Income

	2004	2004	2003
In millions	US $	€	€
Operating profit	7,790	5,754	5,686
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(1,144)	(845)	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	118	87	(5)
Operating profit from discontinued operations	—	—	(84)
Pre-tax gains from the sale of operating businesses and discontinued operations	—	—	(1,031)
Miscellaneous items	(520)	(384)	(308)

Income before financial income	6,244	4,612	3,388

Reconciliation of operating profit to income before financial income

        "Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses" is the sum of the interest cost, the expected return on plan assets, and the amortization of unrecognized net actuarial gains or losses. Operating profit excludes these components of the net periodic pension and postretirement benefit expense, since they are driven by financial factors and are not within the responsibility of the divisions.

        The reconciliation item "Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies" includes the contributions to earnings from our operating investments which are reported as a component of financial income (expense), net, in the consolidated statements of income. These contributions are allocated to the operating profit (loss) of the respective divisions. In 2004, this resulted in a negative overall contribution to operating profit of €87 million (2003: positive contribution of €5 million). The decrease was primarily a result of the proportionate share of the loss recorded by Toll Collect, and was only partially offset by a distinct increase in the contribution from EADS compared with the prior year.

Reconciliation by Reportable Segment of Operating Profit to Income (Loss) before Financial Income

	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Daimler- Chrysler Group
In millions of €
2004
Operating profit (loss)	1,666	1,427	1,332	1,250	456	6,131	(377)	5,754
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(34)	(697)	(55)	(5)	(54)	(845)	—	(845)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	2	9	(9)	549	(539)	12	75	87
Operating profit from discontinued operations	—	—	—	—	—	—	—	—
Pre-tax gains from the sale of operating businesses and discontinued operations	—	—	—	—	—	—	—	—
Miscellaneous items	—	(5)	(364)	(4)	(11)	(384)	—	(384)
Income (loss) before financial income	1,634	734	904	1,790	(148)	4,914	(302)	4,612

	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Eliminations	Daimler- Chrysler Group
In millions of €
2003
Operating profit (loss)	3,126	(506)	811	1,240	1,329	6,000	(314)	5,686
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/ curtailment losses	(136)	(561)	(114)	(5)	(54)	(870)	—	(870)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(116)	60	(103)	325	(329)	(163)	158	(5)
Operating profit from discontinued operations	—	—	—	—	(84)	(84)	—	(84)
Pre-tax gains from the sale of operating businesses and discontinued operations	—	—	—	—	(1,031)	(1,031)	—	(1,031)
Miscellaneous items	—	(32)	(9)	(17)	(250)	(308)	—	(308)
Income (loss) before financial income	2,874	(1,039)	585	1,543	(419)	3,544	(156)	3,388

        "Operating profit from discontinued operations" shows the operating profit of the MTU Aero Engines business unit, which is included in the separate line "Income from discontinued operations, net of taxes" in the 2003 consolidated statement of income.

        "Pre-tax gains from the sale of operating businesses and discontinued operations" shows the pre-tax gain of €1,031 million realized on the sale of the MTU Aero Engines business unit in 2003.

        For 2004, the reconciliation item "Miscellaneous items" consists almost solely of the share of minority interests in the expenses for the quality actions and recall campaigns at MFTBC. These expenses were allocated to minority interests and not to operating profit as they were caused by quality problems at MFTBC which arose before the acquisition of shares in that company by DaimlerChrysler. In the prior year, this reconciliation item almost solely consisted of the settlement of a consolidated class-action case in connection with the merger of Daimler-Benz and Chrysler to form DaimlerChrysler AG. In this regard, a charge of US $300 million was recognized in the consolidated statement of income in 2003.

Financial income

        Financial loss for 2004 was €1,077 million, compared with a financial loss of €2,792 million in 2003.

        The loss from investments decreased by €1,831 million to a loss of €606 million (2003: loss of €2,437 million), reflecting the impairment recognized on the Group's equity investment in EADS of €1,960 million in the prior year. In 2004, there was a positive effect from the significant increase in the profit contribution from EADS as well as a gain of €252 million from the disposal of the Group's 10.5% equity interest in Hyundai Motor Company (HMC). Charges arose from the proportionate share of the losses recorded by Toll Collect and MMC. The decreased contribution from MMC was caused by charges from the operating business as well as impairments recognized on capitalized deferred tax assets. Together with the effects from the dilution of the Group's interest in MMC and related currency hedging effects, financial income was debited from MMC with a negative amount of €

580 million (2003: negative amount of €281 million). As the Group ceased to account for the investment in MMC using the equity method on June 29, 2004, it has had no effect on financial income since that date.

        The net interest loss of €300 million was lower than the net interest loss for the prior year (€390 million).

        Other financial loss amounted to €171 million (2003: Other financial income of €35 million). The decrease compared with the prior year was due in particular to the write down of loan receivables due from debis AirFinance.

Income taxes

        In 2004, the Group recorded an income tax expense of €1,177 million, compared with an expense of €979 million in 2003.

        Related to income before income taxes of €3,535 million (2003: €596 million), the effective tax rate was 33.3% after 164.3% in the prior year. In 2004, the effective tax rate was positively affected by the tax-free gain realized on the sale of the 10.5% investment in HMC, higher contributions to earnings from EADS which are almost tax-free, and tax-free gains included in net periodic pension costs and net postretirement benefit costs. Non-tax deductible losses arising from our investments in MMC and debis AirFinance partially offset this development.

        The high effective tax rate in the prior year was primarily due to the fact that the impairment recognized on the carrying value of the Group's investment in EADS was not tax deductible. In combination with the low pre-tax earnings, this impairment caused a substantial increase in the arithmetical tax rate. In 2003, the effective tax rate was also increased by the non-tax-deductible losses of the equity-method investments.

        Additional information on income taxes can be found in Note 9 to the consolidated financial statements.

Net income

        The DaimlerChrysler Group recorded net income of €2,466 million in 2004, compared with €448 million in the prior year.

        The increase in net income of €2,018 million resulted from earnings improvements in the operating business and also from a higher financial income, which had been significantly impacted in the prior year by, among other factors, the impairment of the book value of the Group's investment in EADS (€1,960 million).

        Based on the reported net income, earnings per share amounted to €2.43 (2003: €0.44).

        In connection with the sale of the MTU Aero Engines business unit in 2003, the income of this business unit was presented as "Income from discontinued operations, net of taxes" in accordance with the US accounting standard SFAS 144. The after-tax profit of €882 million which resulted from the sale in 2003 is shown in the 2003 consolidated statement of income in a separate line as "Income on disposal of discontinued operations, net of taxes".

        The initial application of the consolidation provisions of FIN 46R to special-purpose entities as of December 31, 2003 was reflected in DaimlerChrysler's consolidated statement of income in the prior year as a cumulative effect of a change in accounting principles in an amount of €30 million. This income effect is shown in a separate line in the consolidated statement of income as "Cumulative effects of changes in accounting principles: transition adjustments resulting from the adoption of FIN 46R and SFAS 142, net of taxes".

Dividend

        The Board of Management and the Supervisory Board will recommend the distribution of €1,519 million of unappropriated profits of DaimlerChrysler AG or €1.50 per share (determined in accordance with German GAAP and after a withdrawal of €2,029 million from retained earnings) to the shareholders for approval at the annual meeting, which will be held on April 6, 2005. This proposal takes account not only of the development of operating profit and cash flow in 2004, but also of our expectations for the coming years.

Value-based Performance Measures

Management and control tools

        The performance measures used at the DaimlerChrysler Group provide for the decentralization of corporate responsibility to the divisions and business units and create enhanced transparency between the various areas of the Group.

        For purposes of financial controlling, DaimlerChrysler differentiates between the Group level and the level of the divisions and business units. Value added is one element of the control system on both levels and is determined as the difference between the operating result and the weighted average cost of capital employed. This ratio determines the extent to which the Group and its divisions/business units have satisfied or exceeded the minimum required rate of return of the shareholders and creditors, thus creating value added. The methodology of value added is based on the figures provided by the external reporting in accordance with US GAAP. This secures transparency both within the DaimlerChrysler Group and towards shareholders and creditors.

        The operating result used at the Group level is net operating income, which can be derived from the net income as shown in the statement of income. At the level of the divisions/business units, the operating profit of the individual segments is used, which can be derived from income before financial income, and which reflects the specific earnings responsibility of the divisions/business units.

        The capital employed (net assets) is determined at Group level on the liabilities side from the balance sheet components of stockholders' equity (including minority interests) and the financial liabilities and accrued pension obligations of the industrial business. At the industrial divisions/business units level, the net assets are determined on the basis of the allocable operating components of assets and liabilities. The average capital employed is ultimately determined as an average of the capital employed at the beginning and at the end of the financial year. In the financial services business, financial controlling takes place on an equity basis, in line with the usual practice in the banking business.

        The profitability ratio, return on net assets (RONA) has a special significance as a fundamental component of value added. By examining the ratio of net operating income to average capital employed, a statement can be made about the profitability of the Group or the divisions/business units using standard units of measure. To assess the profitability of the financial services business, return on equity (ROE) is used.

        The required rate of return on capital employed and thus the cost of capital are derived from the minimum returns that investors expect on their invested capital. Due to the long-term financing character, non-funded pension obligations are included in addition to equity and borrowings in the determination of the Group's cost of capital. The cost of equity is determined according to the capital-asset pricing model, using the interest rate for long-term, risk-free securities (i.e. government bonds, fixed-interest bonds) plus a risk premium for an investment in shares reflecting the specific risks of the DaimlerChrysler Group. The cost of borrowed capital is derived from the required rate of return for obligations entered into by the Group with outside sources supplying the capital. The capital costs for the non-funded pension obligations are calculated on the basis of the discount rates used pursuant to US GAAP. The Group's cost of capital is then a result of the weighted average of the individual required rates of return, and amounted to 8% after taxes in 2004. At the level of the industrial divisions/business units, the cost of capital amounted to 13% before taxes; for the financial services business a return on equity of 14% before taxes was used. Primarily due to the sustained fall in interest rates, the Group's cost of capital has been reduced to 7% after taxes at the beginning of 2005. For the industrial divisions/business units, this will result in a cost of capital before taxes of 11%. The return on equity before taxes required for the financial services business remains unchanged at 14%.

Development of return on net assets

        Net operating income amounted to €3.2 billion in 2004, compared with €1.5 billion in the prior year. In combination with a decrease in average net assets of €3.7 billion to €56.3 billion, this resulted in a return on net assets (RONA) for the Group of 5.6% after taxes (2003: 2.4%). Value added thus improved by €2.0 billion to minus €1.3 billion. Calculated with cost of capital of 7% value added would have been minus €0.8 billion.

        With a RONA of 12.3% in 2004, the Mercedes Car Group did not achieve the minimum required rate of return. The considerable decrease compared with the prior year is primarily due to changes in the model mix and negative currency effects. Operating profit was further reduced by increased marketing expenses and expenses for the continuation of the comprehensive quality offensive. In addition, average net assets increased due to the business expansion at smart. The Chrysler Group's RONA increased from minus 4.4% in 2003 to plus 16.4% in

2004. This substantial improvement was partially the result of lower net assets, but in particular of increased unit sales, lower expenditures for sales promotion actions and a shift in sales towards vehicles with higher margins. The Commercial Vehicles Division achieved a RONA of 13.8% and thus surpassed the minimum required rate of return. The increased operating profit was due not only to higher unit sales, but also to the effect of the efficiency improving measures initiated by the division. At Financial Services, lower risk costs and stable interest-rate margins led to an increase in return on equity to 22.0% (2003: 17.7%) so that the minimum required rate of return was again significantly surpassed.

Net Assets and Return on Net Assets	2004	2003	2004	2003
	(Annual average, in billions of €) Net assets		% Return on net assets
DaimlerChrysler Group, (after taxes)	56.3	60.0	5.6	2.4
Industrial divisions, (before interest and taxes)
Mercedes Car Group	13.5	12.8	12.3	24.3
Chrysler Group	8.7	11.6	16.4	(4.4)
Commercial Vehicles	9.7	7.0	13.8	11.5
Other Activities[1]	4.7	6.4	13.4	22.4

	Stockholders' equity		Return on equity[2]
Financial Services	8.1	8.4	22.0	17.7

1
The Other Activities segment contains the Off-Highway business unit and the equity investment in EADS. In 2003, the segment also included the MTU Aero Engines business unit and the equity investment in MMC.
2
Before taxes.

        Net assets are derived from the consolidated balance sheet, as illustrated by the following table.

Net Assets1 of the DaimlerChrysler Group

	2004	2003
In millions	€	€
Stockholders' equity[2]	31,479	31,913
Minority interests	909	470
Financial liabilities of the industrial segment	8,680	11,779
Pension provisions of the industrial segment	13,867	13,416
Net assets	54,935	57,578

1
Represents the value at year-end; the average for the year was €56.3 billion (2003: €60.0 billion).
2
Adjusted for the effects from the application of SFAS 133.

Reconciliation to Net Operating Income

	2004	2003
In millions	€	€
Net income (loss)	2,466	448
Minority interests	(108)	35
Interest expense related to industrial activities, after taxes	295	377
Interest cost of pensions related to industrial activities, after taxes	512	607
Net operating income	3,165	1,467

Liquidity and Capital Resources

Cash flow

        Cash provided by operating activities of €11.1 billion was below the prior-year level (€13.8 billion). This development was caused by, among other factors, increased working capital. This increase was due in particular to higher inventories than in the prior year, which primarily related to the market launch of new products, the higher level of production compared with the end of 2003 and the partially difficult market situation. The funds released by trade liabilities as a result of the higher level of production only partially compensated for the total effect on working capital compared to the prior year. In addition, cash provided by operating activities was reduced by exchange rate effects from the weaker US dollar, causing the cash inflow from the American companies translated into euros to fall compared with the prior year. Furthermore, there were changes from higher income taxes paid in 2004 compared to 2003 and from (net) contributions made by DaimlerChrysler to pension and health-care funds of €1.6 billion (€1.4 billion). Accordingly, the development of cash provided by operating activities of the Industrial Business corresponded with the effects mentioned above and decreased to €3.8 billion (2003: €6.8 billion).

        Cash used for investing activities increased by €3.1 billion to €16.7 billion. This increase was primarily attributable to the financial services business, due to higher investments in new equipment on operating leases and lower proceeds from the sale of equipment on operating leases. The net change in receivables from Financial Services was similar to the high level of the prior year. There were opposing effects reducing the cash outflow for investing activities with regard to property, plant and equipment as well as investments in subsidiaries and associated companies. For property, plant and equipment, these effects came from lower additions almost solely due to exchange rate movements, as well as higher inflows from the sale of equipment, including the sale of production plants by the Chrysler Group in connection with its turnaround plan. The gradual acquisition of shares in MFTBC resulted in lower payments than in the prior year. Taking into consideration the addition to cash resulting from the first time consolidation of MFTBC (€0.4 billion), there was nearly no change in cash due to the shares purchased in 2004.

        In 2003, payments of €0.8 billion were made for the acquisition of shares in MFTBC. The inflows from the sale of businesses included in cash used for investing activities contributed a total of €1.2 billion (2003: €1.2 billion). In 2004, these inflows were mainly related to the disposal of the Group's shares in HMC (€0.7 billion). In the prior year, the corresponding inflows were primarily a result of the sale of MTU Aero Engines (€0.9 billion).

        Cash provided by financing activities in 2004 was affected by the (net) increase in financial liabilities and the dividend distribution of €1.5 billion. Overall, there was a cash inflow of €2.5 billion (2003: €2.5 billion), including income from the early termination of cross currency hedges in an amount of €1.3 billion (2003: €0.6 billion).

        As a total of the individual cash flows, and with consideration of exchange rate effects, cash and cash equivalents with an original maturity of three months or less decreased by €3.4 billion to €7.4 billion compared with December 31, 2003. Total liquidity, which also includes long-term investments and securities, decreased as intended from €14.3 billion to €11.7 billion.

Refinancing

        DaimlerChrysler's refinancing activities during 2004 were primarily determined by the ongoing controlled growth of the Group's financial services activities. To cover a relatively low requirement for additional funding compared with the prior year and to refinance debts becoming due, DaimlerChrysler used a broad spectrum of financial and capital-market instruments spanning its global network of regional holding and finance companies.

        In 2004, DaimlerChrysler issued benchmark public US dollar and euro transactions. There were also smaller national and international issues of medium-term note programs in the form of private placements. In addition, the securitization of receivables, mainly in the field of financial services, was utilized by the Group as a source of funding on an ongoing basis, particularly in the United States. In 2004, DaimlerChrysler sold receivables due from end customers of €9,329 million (2003: €9,557 million), and receivables due from dealers of €35,414 million (2003: €46,678 million). With these transactions, the Group generated cash inflows of €11,360 million and €35,393 million, respectively (2003: €10,018 million and €46,623 million) and income of €79 million and €157 million, respectively (2003: €249 million and €196 million).

        At the end of 2004, DaimlerChrysler had short-term and long-term committed credit lines totaling €35.2 billion, of which €18.3 billion was not utilized at that time. These credit lines include a US $18 billion syndicated global credit facility with international banks in a total of three tranches: The first tranche comprises a 5-year line with a maturity until May 2008, allowing DaimlerChrysler AG and various of the Group's subsidiaries to draw a total of US $7 billion under this facility. DaimlerChrysler North America Holding can draw a total of US $6 billion under a 364-day facility with a maturity lasting until May 2005. In December 2004, DaimlerChrysler took advantage of the very good situation in the credit market and refinanced the third tranche of this global credit facility earlier than it was necessary. The originally seven-year tranche with a volume of US $5 billion and a maturity lasting until July 2006 was transformed into a new facility of DaimlerChrysler AG with the same volume and a maturity of an initial five years, i.e. until December 2009. After 12 or 24 months, with the consent of the banks, this maturity can be extended by another year until December 2010 or 2011.

        DaimlerChrysler's self-financing strength and the combination of liquid reserves, short-term and long-term committed credit lines and the possibility to generate cash inflows through the securitization of receivables give the Group sufficient flexibility to cover its refinancing needs at any time.

Rating

	2004	2003
Credit rating, short-term
Standard & Poor's	A-2	A-2
Moody's	P-2	P-2
Fitch	F2	F2
Dominion Bond	R-1-	R-1-
Credit rating, long-term
Standard & Poor's	BBB	BBB
Moody's	A3	A3
Fitch	BBB+	BBB+
Dominion Bond	A-	A-

        On June 14, 2004, Moody's Investors Service (Moody's) confirmed DaimlerChrysler's short-term rating of P-2 and its long-term rating of A3 and lifted the outlook from negative to stable. The improved outlook is based on the assessment by Moody's that DaimlerChrysler is well positioned worldwide and that Mercedes-Benz has a very good market position in the premium segment.

        Above all, the progress made with the restructuring of the Chrysler Group, but also in the Commercial Vehicles Division, caused Fitch Ratings (Fitch) to lift its outlook for DaimlerChrysler's long-term rating from stable to positive on June 24, 2004. At the same time, Fitch confirmed its long-term rating of BBB+ and its short-term rating of F2.

        Due in particular to the improvement in the Chrysler Group's operating profit, on August 11, 2004, Standard & Poor's lifted its outlook for DaimlerChrysler's long-term rating from negative to stable. Its long-term rating of BBB and its short-term rating of A-2 were confirmed.

        The Canadian organization Dominion Bond Rating Service did not alter its long-term rating of A- or its short-term rating of R-1-.

Financial Position

Consolidated balance sheet

        The Group's total assets increased by 2% compared with the prior year to €182.7 billion (2003: €178.3 billion). The increase was due in part to the full consolidation of MFTBC, and in particular to the expansion of the leasing and sales financing business in the Services division. Opposing effects arose from currency translation due to the appreciation of the euro against the US dollar. The assets and liabilities of our US companies were translated into euros using the exchange rate of €1 = US $1.3621 as of December 31, 2004 (prior year: €1 = US $1.2630 as of December 31, 2003). This higher exchange rate resulted in correspondingly lower balance sheet amounts in euros. In total, currency effects caused a €7.4 billion reduction in total assets; if exchange rates had remained at their 2003 year-end levels, total assets would have increased by €11.8 billion. On the assets side, property, plant and equipment increased by 3% to €34.0 billion, primarily due to the full consolidation of MFTBC. This factor was in part offset by opposing effects from depreciation and disposals of fixed assets, particularly at the Chrysler Group, and also from currency translation. Financial assets amounted to €7.0 billion on the balance sheet date (2003: €8.8 billion). In addition to the sale of shares in HMC and the lower book value of the investment in MMC, the reduction was caused by the elimination of the book value of MFTBC due to the full consolidation of this company.

        Leased equipment increased, due in particular to the expansion of the vehicle-leasing business, by €2.3 billion to €26.7 billion. Currency translation had an opposing effect of €1.3 billion.

        Inventories — less advance payments received — increased compared with the prior year and reached a level of €16.8 billion (2003: €15.0 billion). This increase was partly due to the full consolidation of MFTBC.

        Receivables from Financial Services increased by €4.1 billion to €56.8 billion. Adjusting for currency translation effects results in an increase of €6.9 billion. In total, the leasing and sales financing business accounted for €83.5 billion, or 46%, of total assets.

        The decrease in other assets to €12.9 billion resulted principally from the redemption and valuation of derivatives. The market values of retained interests in sold receivables also decreased due to the declining ABS portfolio.

        Total liquidity decreased, as intended, by 18% to €11.7 billion, and comprised cash and cash equivalents (€7.8 billion) and marketable securities (€3.9 billion). Liquid funds are actively managed within the Group to ensure a minimum level of corporate liquidity.

        The change in the balance of deferred tax assets and liabilities was a result of the full consolidation of MFTBC, but primarily of changes in deferred taxes due to the minimum pension liability and the valuation of derivative financial instruments (with no effect on the income statement).

        Stockholders' equity decreased to €33.5 billion (2003: €34.5 billion). The decrease was mainly due to the dividend distribution for the 2003 financial year, the change of the minimum pension liability, currency translation, and the fair value accounting of derivative financial instruments (with no effect on the income statement). Conversely, stockholders' equity was increased by net income. The equity ratio, adjusted for the proposed dividend distribution for the 2004 financial year (€1.5 billion), declined by 1 percentage point to 17.5% (2003: 18.5%). The equity ratio for the Industrial Business amounted to 25.3% (2003: 26.1%). The decrease in these ratios was partly attributable to the full consolidation of MFTBC.

        The increase in minority interests to €0.9 billion (2003: €0.5 billion) was almost solely due to the full consolidation of MFTBC, 35% of whose stock was held by outside shareholders on the balance sheet date.

        Accrued liabilities increased by €2.4 billion to €41.6 billion. The development of other accrued liabilities was primarily due to higher accruals for product guarantees, partly related to the quality actions and recall campaigns at MFTBC and the quality offensive at the Mercedes Car Group. Conversely, other accrued liabilities were reduced by currency translation effects. The increased accruals for pension obligations and health care were mainly caused by the reduced discount factors and the full consolidation of MFTBC. The development was partially offset by opposing effects from currency translation and contributions to the pension funds.

        The Group's financial liabilities reached €76.6 billion as of the balance-sheet date (2003: €75.7 billion). This development is related to the increased funding requirements of the leasing and sales-financing business. The increase in financial liabilities was partially offset by currency translation effects.

        Trade liabilities and other liabilities increased by €1.2 billion to €21.6 billion, primarily due to the full consolidation of MFTBC.

Financing of pensions and similar obligations

        At the end of 2004, the Group's pension obligations of €34.4 billion (2003: €32.1 billion) were covered by fund assets of €27.8 billion (2003: €26.3 billion). This led to an underfunded status of €6.6 billion at the end of the year (end of 2003: underfunded by €5.8 billion). The decrease in the financing status resulted primarily from an increase of the pension obligations due to the decrease of the discount rate in 2004 and the first-time consolidation of MFTBC, partially offset by the increase of the plan assets due to further contributions totaling €1.6 billion (2003: €2.1 billion) and ongoing good performance of the stock markets in 2004. The realized yields on the Group's German and foreign plan assets in 2004 were 8.2% and 13.7%, respectively (2003: 14.6% and 23.0%). Taking into consideration the balance sheet pension accruals of €5.6 billion (2003: €5.0 billion), pension obligations were underfunded at the end of 2004 by €1.0 billion (end of 2003: underfunded by €0.8 billion).

        The other postretirement benefit obligations totaled €14.4 billion at the end of 2004 (end of 2003: €14.9 billion), and were covered by fund assets in an amount of €1.6 billion (2003: €1.5 billion). The financing status was thus undercovered by €12.8 billion (2003: €13.4 billion). The improvement compared with the prior year was primarily a result of the reduced obligations due to the effects of the Medicare Act in the US. There was an opposing effect from the decrease of the discount rate and the adjustment of assumed inflation rates in 2004, and also from the normal annual increase of obligations less payments to beneficiaries. Taking into consideration the balance sheet accruals of €8.0 billion (2003: €8.2 billion), the postretirement benefit obligations were underfunded by a total of €4.8 billion at the end of 2004 (end of 2003: €5.2 billion).

        Additional information on pension plans and similar obligations can be found in Note 25a to the consolidated financial statements.

Factor Input

Capital expenditure

        Last year, the DaimlerChrysler Group invested a total of €6.4 billion in property, plant and equipment (2003: €6.6 billion). The focus of the investments of €2.3 billion by the Mercedes Car Group was on expanding the plants in Rastatt and Tuscaloosa for the production of the new A-Class and M-Class vehicle families, production preparations for the next S-Class model, and the expansion of production facilities for the new diesel and gasoline engines. The Chrysler Group's investments of €2.6 billion were primarily applied to prepare for the production of nine new models launched in 2004 and at least five additional models to come in the year 2005. Furthermore, investments were made in the plants in order to enhance their efficiency and flexibility in production. Important projects in the Commercial Vehicles division, which invested a total of €1.2 billion, included the new Euro-4 trucks engines and preparations for the successor to the Sprinter.

Investments in Property, Plant and Equipment

In millions	2004	2004	2003
	US $	€	€
DaimlerChrysler Group	8,645	6,386	6,614
Mercedes Car Group	3,172	2,343	2,939
Chrysler Group	3,584	2,647	2,487
Commercial Vehicles	1,603	1,184	958
Services	123	91	76
Other Activities[1]	181	134	169

1
2003 figures include discontinued operations (MTU Aero Engines).

Research and development

        Research and development expenditure totaled €5.7 billion in 2004 (2003: €5.6 billion). Of this total, €2.6 billion was accounted for by the Mercedes Car Group. This division's most important projects were the B-Class and R-Class sports tourers and the successors to the M-Class and S-Class models. Research and development work at the Chrysler Group was influenced by the product offensive; efficiency improvements were achieved once again in terms of the yield on the funds applied. R&D expenditure of €1.6 billion by the Chrysler Group was lower than the prior-year level. €1.2 billion was applied for research and development by Commercial Vehicles (2003: €0.9 billion), where the increase over the prior year was primarily a result of consolidating Mitsubishi Fuso Truck and Bus Corporation. The division's most important projects included the successor to the Sprinter and the new engine family for heavy trucks. Some additional areas of R&D activities at DaimlerChrysler were new drive-system technologies, especially hybrid drives and fuel cells, and electronic systems designed to enhance traffic safety (see pages 68 f).

Research and Development Expenditure

In millions	2004	2004	2003
	US $	€	€
DaimlerChrysler Group	7,660	5,658	5,571
Mercedes Car Group	3,566	2,634	2,687
Chrysler Group	2,125	1,570	1,689
Commercial Vehicles	1,660	1,226	946
Other Activities[1]	309	228	420

1
2003 figures include discontinued operations (MTU Aero Engines).

Procurement

        Worldwide, DaimlerChrysler purchased goods and services for €101.4 billion in 2004 (2003: €99.7 billion). 38% of our purchasing volume was accounted for by the Mercedes Car Group, 32% by the Chrysler Group, 26% by the Commercial Vehicles division and 4% by the other units. In order to manage this purchasing volume efficiently while maintaining proximity to suppliers, our procurement is organized on a global scale with activities all over the world.

        In cooperation with our suppliers, we are currently concentrating on three areas of action in order to achieve the best overall results: Global Scale, Global Supply Base and Global Processes. By bundling purchasing volumes and selectively placing orders with due consideration of cost-risk factors, we can optimize our cost position and further increase our efficiency.

        With the goal of maintaining business relations with the world's best suppliers and to strengthen the global reach of our procurement activities, we have further developed the Extended Enterprise® supplier program. A key component of Extended Enterprise® is an assessment system with which we can analyze the performance of our suppliers' procurement and supply activities from a global perspective.

        With our global procurement management, long-term supplier contracts with key suppliers and close cooperation with proven partners, we have created a broad range of instruments to safeguard supplies to our plants and to limit the effects on our production materials of continually rising prices even in the currently difficult situation of the international raw-material markets (see page 74).

The Workforce

        Employment situation.    At December 31, 2004, DaimlerChrysler employed 384,723 people worldwide (end of 2003: 362,063). Of this total, 185,154 were employed in Germany (2003: 182,739) and 98,119 in the United States (2003: 102,391). Employment rose sharply in the Commercial Vehicles division in particular, due to new recruitment in Europe and North America and above all the consolidation of Mitsubishi Fuso Truck and Bus Corporation (MFTBC) with 18,281 employees. Staffing levels also rose in the Mercedes Car Group, the Services division and the joint sales organization for Mercedes-Benz passenger cars and commercial vehicles. The workforce at Chrysler Group decreased primarily due to the disposal of component plants. Adjusted for changes in the consolidated Group, the DaimlerChrysler workforce grew by 2% (see pages 65).

        Securing the Future 2012.    On July 23, 2004, DaimlerChrysler's management and employee representatives in Germany reached an agreement entitled "Securing the Future 2012". This agreement will help to improve competitiveness and enhance labor flexibility, and thus also to protect jobs. It will allow annual cost savings totaling €500 million in the medium-term (see pages 66).

Events after the End of the 2004 Financial Year

        Since the end of the 2004 financial year, apart from the afore-mentioned developments, there have been no further occurrences which are of major significance to DaimlerChrysler and which would lead to a modified assessment of the Group's position. The course of business in the first two months of 2005 confirms the statements made in the following chapter "Outlook".

Risk Report

Risk management

        Within the framework of their global activities and as a result of increasingly intensive competition in all markets, DaimlerChrysler's divisions and business units are exposed to a large number of risks, which are inextricably linked with corporate business. Effective management and control instruments are combined into a uniform risk management system, meeting the requirements of applicable law and subject to continuous improvement, which is employed for the early detection, evaluation and management of risks. The risk management system is integrated into the value-based management and planning system and complies with the Group's principles of corporate governance. It is an integral part of the overall planning, control and reporting process in all relevant legal entities and central functions, and aims to systematically identify, assess, control and document risks. Taking defined risk categories into account, risks are identified by the management of the divisions and business units, the key associated companies and the central departments, and assessed regarding their probability of occurrence and possible extent of damage. The assessment of the possible extent of damage usually takes place in terms of the risks' effect on operating profit. The communication and reporting of relevant risks is controlled by value limits set by management. The responsible persons also have the task of developing, and initiating as required, measures to avoid, reduce and hedge risks. The development of major risks and the countermeasures taken are monitored within the framework of a regular controlling process. As well as the regular reporting, there is also an internal reporting obligation within the Group for risks arising unexpectedly. The Group's central Risk Management department regularly reports on risks to the Board of Management and the Supervisory Board.

        The Group's risk management system enables corporate management to identify key risks at an early stage and to initiate suitable countermeasures. By carrying out targeted audits, the Internal Audit department monitors compliance with the statutory framework and the Group's internal guidelines as defined in the Risk Management Manual, and if required, initiates appropriate action. In addition, the auditor tests the system for the early detection of risks that is integrated into the risk management system in terms of its fundamental suitability for the early recognition of developments that could jeopardize the continued existence of the company.

Economic risks

        2004 was a year of strong growth for the world economy, although there was still a significant degree of uncertainty regarding future economic developments. A key indicator of this uncertainty is the sustained increase in the price of gold, which is normally only in such high demand as a safe investment in times of crisis. By the middle of 2004, the rate of global expansion had already weakened. Against the backdrop of high raw material prices, the United States' enormous current account deficit, and the sustained appreciation of the euro, doubts have also increased as to whether the soft landing of the world economy with a return to long-term growth rates, as expected by most economists, will actually take place. DaimlerChrysler's assets, finances and earnings are thus exposed to additional substantial economic risks. Due to the high importance of the United States for the world economy, an isolated massive slowdown of economic expansion in the US would also have negative consequences.

        The biggest individual risk for the world economy must be seen in a continuation of the high oil price, or even further increases, as well as in the enormous deficit of the United States. Worldwide growth could be dampened by 0.5 to 1.0 percentage point if the oil price remains above the mark of US $45 per barrel for much longer. With a long-term rise in the price of oil above US $55 per barrel, some economies could even slip into a recession. If a correction of the US current account deficit would take place with a drastic devaluation of the US dollar, this could, in combination with rising interest rates, lead to significantly lower global growth.

        The disappointing economic development of the European Union, especially in Germany, has a considerable risk potential due to the region's importance as a sales market for DaimlerChrysler. The situation of the Japanese economy is similar: although it expanded much faster than expected in 2004, its structural problems are far from solved. A renewed weakening of the Japanese economy would not only reduce the Group's exports to Japan, but would also put a substantial burden on the earnings trend of our subsidiary Mitsubishi Fuso Truck and Bus Corporation. In addition, another economic downturn in Japan could have a negative impact on the emerging markets of Asia. The Group's strategic expansion plans in Asia would be negatively affected by such a development.

        A marked reduction in growth rates in China would also be strategically relevant for the Group, as this is currently the most dynamic automobile market in the world and has enormous potential for the future. In view of China's economic power and the sharp increase in the flows of international trade and investment with China, such a slump would not only have serious consequences for the whole of the Asian continent, but could also cause significant growth losses for the world economy, with negative effects on DaimlerChrysler's projects. Potential economic crises in the emerging markets in which the Group has production facilities could also be of particular relevance. Crises in emerging markets where the Group is solely active in a sales function, however, would result in a more limited risk exposure.

        Risks for market access and the global networking of the Group's facilities could arise as a result of a significant delay in multilateral trade liberalization, and in particular due to the weakening of the World Trade Organization in favor of regional trade blocks or a return to protectionist tendencies.

Industry- and company-specific risks

        Weak overall economic developments, the overcapacity in the automotive industry and sluggish consumer demand could also have an impact on the automotive industry. This would primarily affect DaimlerChrysler's major markets in Western Europe and the NAFTA region. In the United States, which is still the engine of the global economy, high competitive pressure in the automobile market in recent years has led to the proliferation of financing offers and price incentives. Continued weak economic developments could make such discount financing and price incentives necessary in the future, at similar or even higher levels. This would not only reduce our earnings from the sale of new vehicles, but would also lead to lower prices in the used-car market and to falling residual values. As a result of intensifying competition in Western Europe, the practice of offering discount financing and price incentives is also increasing in this region. In order to achieve appropriate prices, factors such as outstanding technical features on the basis of innovative research and development, as well as brand image and product quality, are becoming increasingly important.

        In view of increasing price pressure, the fulfillment of DaimlerChrysler's own high quality standards is extremely important for the Group's future profitability. Product quality has a key impact on a customer's decision to buy a particular brand of passenger car or commercial vehicle. Technical problems could lead to further recall and repair campaigns, or can even necessitate new developments which have to be homologated. Furthermore, deteriorating product quality can also lead to higher warranty and goodwill costs.

        Legal and political frameworks also have a considerable influence on DaimlerChrysler's future business success. Regulations concerning exhaust emissions and fuel consumption and the development of energy prices play a particularly important role. The Group monitors these factors and attempts to anticipate foreseeable requirements already in the phase of product development.

        DaimlerChrysler counteracts procurement risks through targeted commodity and supplier risk management. But in view of recent increases in raw material prices, especially steel and oil, the effects of these measures are limited. If price pressure in our procurement markets remain at their current high level for a long period, or actually rise further, there will be a consequential impact on the Group's profitability. Production and business processes could also be affected by unforeseeable events such as natural disasters or terrorist attacks on our facilities or data centers. Security measures and emergency plans have been prepared for such eventualities, as well as for the protection of DaimlerChrysler's intellectual property.

        DaimlerChrysler's Services division mainly comprises the provision of financing and leasing for Group products, insurance and services in the field of fleet management. The international orientation of this business and the raising of capital are linked with credit, exchange rate and interest rate risks. DaimlerChrysler counteracts these risks by means of appropriate market analyses and the use of derivative financial instruments. The DaimlerChrysler Bank's full banking license and its risk exposure have no significant effects at Group level.

        Due to the DaimlerChrysler Group's involvement in the development of a system to record and charge tolls for the use of highways by certain trucks in Germany, we are exposed to a number of risks which could have negative effects on the Group's financial condition, operating results and cash flows. The development and operation of the electronic toll collection system is the responsibility of the operator company, Toll Collect GmbH, in which DaimlerChrysler holds a 45% ownership interest and which is included in the consolidated financial statements using the equity method of accounting. Besides the stake in the consortium, the equity interests in Toll Collect GmbH, guarantees were issued supporting obligations of Toll Collect GmbH towards the Federal Republic of Germany concerning the completion and operation of the toll system. After the original start of the system planned for August 31, 2003 was not possible due to technical problems, the toll system successfully went into operation on January 1, 2005 with slightly reduced functionality. Risks can arise primarily due to lower tolls derived from the system and a delay in the start of the system with full functionality, which is scheduled for January 1, 2006. Additional information on the electronic toll collection system and the related risks can be found in the Notes to the consolidated financial statements: Note 3 (Significant Equity Method Investments), Note 31 (Legal Proceedings) and Note 32 (Contingent Obligations and Commercial Commitments).

        DaimlerChrysler bears a proportionate share of the risks of its subsidiaries and its associated and affiliated companies in line with its share of their equity capital.

Foreign exchange rate, interest rate, equity price and commodity price risk

        The DaimlerChrysler Group is exposed to market risks from changes in foreign currency exchange rates, interest rates and equity prices. Furthermore, commodity price risks arise from procurement. These market risks may adversely affect DaimlerChrysler's operating results and financial condition. The Group seeks to manage and control these risks primarily through its regular operating and financing activities, and if appropriate, through the use of derivative financial instruments. Additional information on financial instruments and derivatives can be found in Notes 33 to the consolidated financial statements. DaimlerChrysler evaluates these market risks by monitoring changes in key economic indicators and market information on an ongoing basis.

        To quantify the exchange rate risk, interest rate risk and equity price risk of the Group on a continuous basis, DaimlerChrysler's risk management systems employ value-at-risk analyses as recommended by the Bank for International Settlements. The value-at-risk calculations employed by DaimlerChrysler express potential losses in fair values assuming a 99% confidence level and a holding period of five days. This method is based on the variance-covariance approach of the RiskMetrics™ model. Estimates of volatilities and correlations are drawn from the RiskMetrics™ datasets and supplemented by additional exchange rate, interest rate and equity price information. The Group does not use derivative financial instruments for speculative purposes.

        Any market sensitive instruments, including equity and fixed interest bearing securities, that DaimlerChrysler holds for pension plans or similar obligations are not included in this quantitative and qualitative analysis. Please refer to Note 25a to the Group's consolidated financial statements for additional information regarding the Group's pension plans.

        In accordance with the organizational standards in the international banking industry, DaimlerChrysler maintains risk management control systems independent of corporate treasury and with a separate reporting line.

        Management of exchange rate risks.    The global nature of DaimlerChrysler's business activities results in cash receipts and payments denominated in various currencies. Cash inflows and outflows of the business segments are offset and netted if they are denominated in the same currency. Within the framework of central currency management, currency exposures are regularly assessed and hedged with suitable financial instruments, predominantly foreign exchange forwards and currency options, according to exchange rate expectations, which are constantly reviewed. The net assets of the Group which are invested in subsidiaries and affiliated companies outside the euro zone are generally not hedged against currency risks. However, in specific circumstances, DaimlerChrysler hedges the currency risk inherent in certain of its long-term investments. Besides this, DaimlerChrysler does in general not hedge the currency translation risk which arises from our subsidiaries who report their revenues and results in a functional currency other than euro.

        The following table shows values-at-risk figures for DaimlerChrysler's 2004 and 2003 portfolio of derivative financial instruments used to hedge the underlying currency exposure. We have computed the average exposure based on an end-of-quarter basis.

Value-at-Risk

In millions of €	12.31. 2004	Average for 2004	12.31. 2003	Average for 2003
Exchange rate sensitive derivative financial instruments[1]	148	256	381	398

1
Forward foreign exchange contracts, foreign exchange swap contracts, currency options.

        The average and period-end values-at-risk of derivative financial instruments used to hedge exchange rate risk decreased in 2004, primarily as a result of lower foreign exchange rate volatilities and the strengthening of the euro especially against the US dollar. In addition, the values-at-risk decreased due to the reduced foreign exchange derivatives' volume.

        Due to exchange rate fluctuations, especially of the US dollar and other major currencies against the euro, DaimlerChrysler is exposed to exchange rate risks and resultant transaction risks. These transaction risks primarily affect the Mercedes Car Group division, as a significant portion of its revenues are generated in foreign currencies while most of its costs are incurred in euros. The Commercial Vehicles Division is also exposed to such transaction risks, but only to a minor degree because of its worldwide production network. Chrysler Group's transaction risks are also low, as most of its revenues and costs are generated in US dollars.

        The strengthening of the euro against nearly all major currencies in which DaimlerChrysler conducts business imposed a heavier burden on operating profit than in the previous year, despite foreign exchange hedging activities. If the euro remains strong for an extended period or further strengthens relative to the other, for the Group crucial currencies, this could have an even greater negative impact on the Group's profitability and financial situation in the year 2005 and beyond.

        Management of interest rate risks.    DaimlerChrysler holds a variety of interest rate sensitive financial instruments to manage its liquidity and the cash needs of the day-to-day operations. A substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business operated by DaimlerChrysler Services. The leasing and sales financing business enters into transactions with customers which primarily result in fixed-rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio, the funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates.

        DaimlerChrysler coordinates funding activities of the Industrial Business and Financial Services at the Group level. It uses interest rate derivative instruments, such as interest rate swaps, forward rate agreements, swaptions, caps and floors, to achieve the desired interest rate maturities and asset/liability structures (asset and liability management).

        The following table shows value-at-risk figures for DaimlerChrysler's 2004 and 2003 portfolio of interest rate sensitive financial instruments. We have computed the average exposure based on an end-of-quarter basis.

Value-at-Risk

In millions of €	12.31. 2004	Average for 2004	12.31. 2003	Average for 2003
Interest-rate-sensitive financial instruments	73	75	115	148

        In 2004, the average and period-end value-at-risk of our portfolio of interest rate sensitive financial instruments decreased, primarily due to less volatile interest rates, a stronger euro and a reduced mismatch in terms of interest rate maturities between both the fixed interest receivables from the Group's leasing and sales financing business and the respective funding of that business.

        Management of equity price risks.    DaimlerChrysler holds investments in equity securities, but presently only to a minor extent. The corresponding market risk in 2004 was not, and is not currently, material to the Group. Thus, DaimlerChrysler does not separately present the value-at-risk figures for the remaining equity price risk. According to international banking standards, DaimlerChrysler does not include investments in equity securities which the Group classifies as long term investments in the equity price risk assessment.

        Management of commodity price risks.    Associated with DaimlerChrysler's business operations, the Group is exposed to changes in prices of commodities. For example, prices for steel used in the manufacturing of vehicle components increased sharply in 2004. DaimlerChrysler addresses those procurement risks by a concerted commodity and supplier risk management.

        To a minor extent, DaimlerChrysler uses derivative commodity instruments, primarily to reduce market risks arising from the purchase of precious metals. The risk resulting from derivative commodity instruments in 2004 was not and is currently not significant to the Group. Therefore DaimlerChrysler does not separately present the value-at-risk figures for its derivative commodity instruments.

Legal risks

        Various legal proceedings are pending against the Group. DaimlerChrysler believes that in the main, these proceedings constitute ordinary, routine litigation that is incidental to our business. However, the possibility cannot be ruled out that the final resolution of some of these lawsuits could cause DaimlerChrysler to incur substantial costs and cash outflows. Although the final resolution of any such lawsuit could have a material effect on the Group's earnings in a particular reporting period, DaimlerChrysler believes that any resulting obligations are unlikely to have a sustained effect on the Group's assets, finances or earnings. Information on various legal proceedings can be found in Note 31 to the consolidated financial statements.

Overall risk

        There are no discernible risks that could jeopardize the continued existence of the company.

Outlook

The world economy

        Global conditions indicate that the growth of the world economy will be lower in 2005 than in the prior year. In the United States, rising interest rates, the end of fiscal-policy stimulus and slower expansion of domestic demand are likely to dampen growth. Domestic demand should revive slightly in Western Europe, but the region's total economic growth rate will probably remain unchanged due to the lower contribution from foreign trade. Following its expansion of the last two years, the Japanese economy will probably slow down. Neither will the emerging markets be immune from the weaker economic momentum; in particular, the economies of Asia and South America will grow at lower rates than hitherto. In China, the administrative measures taken to restrain the country's economy, which was overheating last year, will increasingly take effect. Overall, we anticipate global economic growth of slightly more than 3% in 2005 and similar rates in the following years. The return to a sustained and stable growth trend will only be possible if raw-material prices do not rise again significantly, however.

Automobile markets

        Parallel to the slowdown in the world's economic expansion, the growth in global demand for automobiles should be rather lower in 2005 than in 2004. While demand for passenger cars in the emerging markets is likely to rise significantly once again, we expect the North American market for passenger cars and light trucks and the passenger-car markets of Western Europe and Japan to remain at the level of 2004.

        The expansion of worldwide demand for commercial vehicles should continue, although at a rather lower rate than in 2004. The North American market for heavy-duty trucks and the markets for commercial vehicles in the emerging economies are likely to show further growth, while demand in Western Europe should continue at the same high level as in 2004.

        In the coming years, the expansion of global demand for automobiles will primarily take place in the emerging markets of Asia and South America, and probably also Eastern Europe — a result of the dynamic growth in purchasing power and the rising need for mobility in these regions. The limited scope for growth in the major automobile markets of North America, Europe and Japan combined with high production capacity will further intensify competition in all market segments. DaimlerChrysler therefore assumes that there will be no relaxation of price competition in the United States or Europe. Additional factors will be stricter environmental and safety regulations, the fulfillment of which will cause substantial costs for all producers. Against this backdrop, the ability to set oneself apart from the competition by means of innovation and strong brands will become increasingly important. Another success factor in international competition will be a worldwide presence with the possibility to participate in the growth of the emerging markets and to achieve cost advantages from larger production volumes.

DaimlerChrysler's divisions

        Despite the weak growth of major markets, the Mercedes Car Group plans to increase its unit sales in 2005 and the following years. This will be primarily based on the renewal and expansion of the division's model range. With entirely new vehicles such as the B-Class and the R-Class, we will add the market segment of sports tourer starting in the year 2005. The new S-Class will be available in the fall of 2005; with this car we intend to further extend the innovation and technology leadership of the Mercedes Car Group in the premium segment. For all of the products of the Mercedes-Benz brand, quality is the top priority. For this reason, our quality offensive is being pushed forward with great determination. The Mercedes Car Group's profitability is to be improved over the long term as a result of the CORE program, which was started in February 2005. In this way we intend to achieve a return on sales of 7% by 2007. The competitive situation of the smart business unit is to be strengthened as a result of its sales offensive in Europe's major markets. The possibility of launching the smart in additional international markets is being intensively investigated at present. In addition we are working on a long-term viable business model for the smart brand, which aims to improve cost structures and increase productivity.

        Another strategic focus of the Mercedes Car Group is its presence in Asia, especially in China; in the coming years, we intend to continue expanding this presence within the framework of DaimlerChrysler's Asia strategy.

        The Chrysler Group is pursuing the following strategy: On the one hand, further progress is to be made in terms of efficiency; on the other hand, we intend to achieve a sustained improvement in our competitive position with innovative new products. The Chrysler Group's attractive new vehicles will help it to close the gap with the world's best competitors in terms of customer awareness, product quality and productivity. At the same time, we aim to set ourselves apart from the competition with our outstanding design and by offering excellent value for money. In 2004 alone, nine new models were launched, and another 16 will follow in 2005 and 2006. In the coming years, markets outside the NAFTA region will increasingly contribute to the growth of the Chrysler Group. For this purpose the Dodge brand will be launched in Europe. At the same time, we are continuing the programs for efficiency improvements and cost reductions. With the new products, unit sales should continue increasing in the years 2005 through 2007.

        The Commercial Vehicles Division is pursuing the goal of securing and further developing the strong competitive position it attained in 2004. To ensure that this goal is achieved, the strategic initiative "Global Spark" is being consistently implemented. Global Spark is based on three main cornerstones. The first includes the cost-reducing and efficiency-improving programs of the various business units, which will be continued in the coming years.

        The second cornerstone of Global Spark consists of deriving appropriate cost advantages from the large volumes that DaimlerChrysler realizes as the world's leading producer of commercial vehicles. The core of this strategy is to use as many identical parts and shared components as possible, and to use existing vehicle concepts for the maximum possible production volumes while protecting the identity of our brands and products. The third Global Spark cornerstone is to further expand our presence in Asia. An important step in this direction was the acquisition of a majority shareholding in Mitsubishi Fuso Truck and Bus Corporation (MFTBC). The activities we have initiated in China will help us to significantly strengthen our position also for commercial vehicles in this market of the future.

        The development of the division's unit sales in the coming years will be supported by numerous attractive new models from all its business units. The Commercial Vehicles Division expects to increase unit sales once again in the year 2005 also as a result of the full consolidation of Mitsubishi Fuso Truck and Bus Corporation (MFTBC). A further contribution to higher unit sales in the years 2005 and 2006 is expected to come from purchases being brought forward due to future emission regulations in the United States and Japan.

        The Services division will continue to focus on its business of providing automotive financial services, thus intensifying the function of sales support for the automobile divisions. In close cooperation with the vehicle brands, financial services packages will be prepared, tailored to the specific requirements of each market's customers. In the NAFTA region for example, Chrysler Financial is developing special leasing packages for corporate customers with vehicle fleets through its projects "Business Vehicle Finance" and "Full Service Leasing". DaimlerChrysler Services is thus making an important contribution to strengthening the competitiveness of DaimlerChrysler's vehicle brands in the rapidly growing market for corporate customers. One of the division's key goals is to continue improving its processes over the long term by, among other things, applying the most up-to-date risk-management systems. Following the successful start of the toll system for trucks on autobahns in Germany, Toll Collect intends to change over to the second version of the on-board units on January 1, 2006.

        The DaimlerChrysler Off-Highway business unit anticipates a moderate recovery for its major markets in the years 2005 through 2007. It aims to increase its market share through product innovations and intensified sales activities. The efficiency and restructuring projects that have already been initiated will be further continued.

        EADS expects a distinct recovery in the market for civil aircraft. Due primarily to rising Airbus deliveries, revenues are likely to grow significantly in the coming years. This development will also be assisted by the new A380 wide-body aircraft, of which the first examples are to be delivered to customers before the end of 2006. Despite the situation of tight government budgets in Europe, based on a high order book EADS is further expanding its defense business. The Space unit will continue its positive development in the coming years.

The DaimlerChrysler Group

        Assuming a moderate increase in the worldwide demand for automobiles, we expect total unit sales by the DaimlerChrysler Group to increase in 2005 and the following years. Higher unit sales by all divisions will contribute to this development. Revenues should also continue to rise.

        After a weaker first and second quarter, for the full-year 2005 we expect a slightly higher operating profit than in the previous year. Significant earnings improvements are to be expected as of the year 2006 and 2007, when the Mercedes Car Group's product offensive takes full effect and additional new models become available from the Chrysler Group. A key contribution to this positive earnings development will also be made by the efficiency-enhancing programs which will be pushed steadily forward in all divisions. The increasing networking of our global activities, the knowledge transfer within the Group, and the cross-divisional projects will also have a positive impact on earnings in the coming years.

        A fundamental condition for the targeted increase in earnings is a generally stable economic and political situation and the moderate upturn in the worldwide demand for automobiles expected for the years of 2005 through 2007. Challenges may arise, however, from a continuation of the weak US dollar and high raw-material prices.

Capital expenditure

        In the planning period of 2005 through 2007, DaimlerChrysler expects to invest a total of €21 billion in property, plant and equipment. At the Mercedes Car Group, the focus of investment will be on preparations for the successor models to the C-Class, the E-Class and the smart fortwo. Principal investments by the Chrysler Group will be in the modernization of its plants and the continuation of its product offensive. At Commercial Vehicles, major investments are planned for the successor model to the Sprinter, the new Century Class by Freightliner, and the new family of engines for heavy trucks. DaimlerChrysler also plans to invest substantial funds in the context of the Group's involvement in China.

Investments in property, plant and equipment

	2004	2005–2007
In billions	€	€
DaimlerChrysler Group	6.4	21.1
Mercedes Car Group	2.3	7.4
Chrysler Group	2.6	9.1
Commercial Vehicles	1.2	4.2
Services	0.1	0.1
Other Activities	0.1	0.3

Research and development

        For research and development activities, DaimlerChrysler will invest a total of €17 billion in the period of 2005 through 2007, thus maintaining the high level of recent years. The focus of DaimlerChrysler's research and development expenditure is on the new vehicle models from the Mercedes Car Group and the Chrysler Group divisions. Important projects at Commercial Vehicles include new truck engines fulfilling the future emission regulations in the United States, Western Europe and Japan, a new platform for the successor models to the Actros, the Atego and the Axor, and two new trucks from the Mitsubishi Fuso brand.

        Significant investment is also planned for new technologies with which we intend to improve the safety, environmental compatibility and fuel economy of road vehicles.

Research and development expenditure

	2004	2005-2007
In billions	€	€
DaimlerChrysler Group	5.7	17.0
Mercedes Car Group	2.6	7.2
Chrysler Group	1.6	5.1
Commercial Vehicles	1.2	3.8
Other Activities	0.2	0.9

The workforce

        Due to the planned development of unit sales and the expected productivity advances, DaimlerChrysler assumes that employee numbers will remain fairly constant in the years of 2005 through 2007, both for the Group as a whole and in the individual divisions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Report" in this Annual Report and under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Mercedes Car Group

Fotostories:

From the forge of Mercedes-Benz: the new CLS-Class.
 A coupe generation ahead.

Hans-Dieter Futschik, Siegfried Mack, Professor Jürgen Bräuchle and Nicola Ehrenberg (from left to right) worked on refining the design of the CLS coupe from the start. Its appealing aesthetics and trailblazing technology infuse driving with a new passion — an innovative automobile concept!

The astounding endurance of the Mercedes-Benz A-Class.
 Testing to the limit.

Thomas Zeeb has driven them all over the world, through snow and heat, forced them through steeply banked curves and put them through their paces in the crash center. The director of the A-Class vehicle-testing department is proud and utterly convinced of his new car: with the most innovative safety concept in its category!

The smart car with double the driving fun.
 Turn two into four.

Alexander Pothoven, Sieglinde Jeggle, Anke Kilian and Michael Jopp (from left to right) have successfully reaffirmed the brand's key features with the smart forfour. In addition to compact-car functionality and the emotional charge of a young automobile brand, now an absolute novelty for smart: the first four-seater!

Text:

        Unit sales slightly above prior year's level -- Product offensive successfully continued -- High expenditures for new models and quality offensive -- Program started to increase efficiency and earnings -- Sales offensive by smart -- Operating profit significantly lower than in 2003

	2004	2004	2003
Amounts in millions	US $	€	€
Operating profit	2,255	1,666	3,126
Revenues	67,189	49,630	51,446
Investments in property, plant and equipment	3,172	2,343	2,939
Research and development expenditure	3,566	2,634	2,687
Production (units)		1,246,726	1,211,981
Unit sales		1,226,773	1,216,938
Employees (Dec. 31)		105,857	104,151

        Business developments affected by model changeovers.    The Mercedes Car Group — comprising the brands Mercedes-Benz, Maybach, smart, Mercedes-Benz AMG and Mercedes-Benz McLaren — sold 1,226,800 vehicles in 2004 (2003: 1,216,900). For model lifecycle reasons, unit sales of the Mercedes-Benz brand were 2% lower than in the prior year, whereas smart's unit sales increased by 22% due to the launch of the smart forfour. The division's revenues decreased slightly to €49.6 billion (2003: €51.4 billion). This development was due to exchange-rate effects and the changed model mix of Mercedes-Benz passenger cars, which was primarily caused by lifecycle-related factors. At €1.7 billion, operating profit was significantly lower than the €3.1 billion posted in 2003. This was due partially to the changed model mix and exchange-rate effects, but also to the high launch costs for new products and the costs of the quality offensive at Mercedes-Benz. In addition, the contribution from smart was significantly negative as a result of higher marketing expenses, the launch costs for the smart forfour and higher development expenditure (see page 23).

        Focus on quality, efficiency and productivity.    In order to improve the Mercedes Car Group's profitability, we are highly focused on the issues of quality, efficiency and productivity. Quality is one of the most important attributes of the Mercedes-Benz brand and is thus the key focus of all activities at the Mercedes Car Group. As part of our comprehensive quality offensive, a range of measures is being taken to ensure the highest quality at all levels of activity — from vehicle development and production all the way to sales and service. In addition, we have intensified cooperation with our suppliers during the initial development process and conduct supplier audits during the production process itself. We test our vehicles during the product-creation process even more comprehensively and have stepped up our dialog with customers regarding their satisfaction with our products. We are also intensifying employee training in our worldwide sales-and-service organization, including the establishment of a global training center with state-of-the-art media technology in Stuttgart in October 2004. To ensure the top quality of newly delivered vehicles in use with our customers, we carry out precautionary checks of hardware and software functions during regular workshop services.

        In February 2005, the Mercedes Car Group started a comprehensive program designed to increase efficiency and earnings. With the CORE program, potential for improvement along the entire automotive value chain will be analyzed and then rapidly and consistently implemented in the organization. The Mercedes Car Group intends to improve its earnings by more than €3 billion as a result of CORE, leading to a return on sales of 7% for the division in 2007.

        Mercedes-Benz remains the most successful premium brand.    Unit sales by the Mercedes-Benz brand of 1,074,600 passenger cars worldwide were 2% lower than the high number sold in 2003. The decrease in unit sales was primarily due to the fact that several new models were not fully available until the end of the year. With its product and marketing offensive, the Mercedes-Benz brand has succeeded in significantly rejuvenating its model range, making it even more appealing, and maintaining its position as the world's most successful premium brand despite intense competition.

        Unit sales in key markets developed variously in 2004. For example, unit sales in Western Europe fell by 3%, with growth in Spain (+10%) more than offset by declining sales in Germany (-3%), the United Kingdom (-9%), France (-5%), and Italy (-4%). In contrast, unit sales to customers in the United States increased by 1% from the prior year. Unit sales in Japan did not match the figure for 2003 (-10%), but sales increased in the growing Chinese market by 6% to 9,800 vehicles.

        S- and E-Class remain worldwide leaders in their market segments.    With a market share of 35%, the S-Class maintained its worldwide leading position in the luxury segment over the competing cars, some of which are significantly younger. Although sales of the S-Class decreased due to the approaching model changeover in 2005, with 85,400 units sold in 2004 (2003: 108,300) it was still well ahead of its competitors.

        The E-Class (including the CLS) remained the number one upper-range model worldwide in 2004, recording deliveries of 294,200 vehicles. Unit sales were down 4% from the prior year's high level, however. With a global market share of approximately 37% for the station wagon and 31% for the sedan, the two versions of the E-Class clearly dominate their respective market segments.

        In an extremely competitive market with a large number of new models, the M-Class, which is to be replaced with a new model in the spring of 2005, performed very well with sales of 70,900 units (2003: 81,200).

        CLS: A new generation of coupes with four doors.    In September 2003, we underscored Mercedes-Benz' role as a trendsetter in automotive innovation by presenting a pioneering coupe study at the Frankfurt Motor Show. Just one year later, we were able to deliver the first new CLS-Class vehicles to our customers. The CLS, the world's first four-door coupe in series production, is based on a unique vehicle concept that combines the elegance and dynamism of a coupe with the comfort and functionality of a sedan. The CLS was received by the markets very well. By the end of the year 8,100 units of the four-door coupe were sold.

        New impetus for the C-Class.    The new C-Class generation was launched in the early summer of 2004. Building on the tried-and-trusted features of the C-Class, the model was particularly enhanced in terms of dynamism, comfort and perceived value. The market response to the new C-Class generation has been very positive: it became the global market leader in its segment shortly after it was launched. The success enjoyed by the improved model enabled us to sell a total of 474,800 C-Class cars in the year under review, an increase of 7% compared to the prior year. The unit sales figure for 2004 includes 53,700 SLK roadsters and 79,800 CLK coupes and convertibles, which remained in great demand.

        The second-generation SLK roadster, which we presented to the public in the spring of 2004, is even sportier than the predecessor model when it comes to driving dynamics, engine performance and design. Right from the start, the new SLK roadster won 32 of 33 possible auto prizes. Among others it was awarded both the Auto Trophy and the Golden Steering Wheel in 2004. A total of 47,800 new SLK roadsters were sold in 2004, and the car has a market share of 21% in its segment, making it number one in the world in its vehicle category.

        The new A-Class: Unique design and vehicle concept.    Deliveries of the new A-Class began in September, and the car was very successful right from the start. It sets new standards in its market segment in terms of comfort, safety, perceived value and spaciousness. A total of 142,500 A-Class cars were delivered in 2004, including 59,100 of the new model. Demand for the new A-Class was particularly high in Germany and Italy.

        "Vision R" and "Vision B" — excellence in design, driving dynamics and spaciousness.    At the 2004 Paris Auto Show, we presented the European version of the "Vision R" grand sports tourer, and also unveiled the new "Vision B" compact sports tourer. Both models combine the benefits of existing vehicle types — such as sporty sedan, station wagon, van and sport utility vehicle — into a completely individual profile. The two vehicles will be launched as the R-Class and B-Class in the summer of 2005. They extend the M-Class and the A-Class into product families, allowing the utilization of synergy effects. Like the M-Class, the R-Class Grand Sports Tourer will be produced at our US plant in Tuscaloosa, Alabama. To this end, we are expanding the plant with an investment of US $600 million and increasing its workforce to some 4,000 people. The B-Class compact sports tourer will be manufactured at our plant in Rastatt, Germany, where the workforce will be increased by 1,800 people to 6,500.

        Market launch of new Mercedes-Benz SLR.    Mercedes-Benz began delivering its new SLR super sports car to customers in April 2004. The vehicle was presented to the public for the first time at the Frankfurt Motor Show in September 2003, where it met with a tremendous response. In 2004, we produced more than 350 units of this exclusive sports car at the McLaren production plant in Woking, England.

        Maybach debuts in China.    In June 2004, the presentation of the Maybach at the Auto China show and the handing over of keys to the brand's first Chinese customers marked the debut of the exclusive Maybach brand in China. We opened Maybach Centers in Beijing and Shanghai in the second half of the year. We also presented a new seating configuration for the exclusive Maybach models at the Paris Auto Show, featuring an additional rear passenger seat alongside the high-comfort individual seats in the rear of the luxury automobiles. We sold approximately 500 exclusive Maybach sedans worldwide in 2004.

        smart boosts sales with the new forfour.    Unit sales by the smart brand increased by 22% to 152,100 in 2004, due to the introduction of the smart forfour, the compact brand's first car with four seats. Germany (sales of 48,800 units) and Italy (39,800 units) remained the most important markets for the smart. Above- average growth was recorded in France (14,500 vehicles, +53%) and Spain (7,900 vehicles, +75%).

        The smart forfour, which was launched in April 2004, has now established smart as a brand with a wide model range. The smart forfour distinguishes itself through its unique combination of emotional appeal and practicality, its intelligent lightweight design, and the high performance and sporty driving pleasure it offers. The most visible aspect of the model's comprehensive safety concept is the Tridion safety cell in contrasting colors.

With this feature, the innovative four-seater remains true to the values of the smart brand. By the end of 2004, a total of 59,100 smart forfours were sold in the hotly contested Western European small-car segment, which shrank by 7% in 2004. We will generate additional sales potential for the forfour with the diesel models, which have been available since September 2004, and the right-hand-drive versions for the United Kingdom and Japan.

        A total of 79,500 units of the smart fortwo coupe and smart fortwo convertible were sold in the year under review (2003: 104,600). This decline in sales was due to the unfavorable market environment in the European small-car segment. However, the smart fortwo was still the best-selling car in its market segment in Germany. In order to attract new customers for the smart fortwo, we have expanded the model's product range to include innovative limited editions, among them the i-move edition — the first automobile ever to feature an Apple iPod digital music player as standard equipment. The i-move limited edition sold out just a few weeks after it became available.

        After very high sales of 20,100 units in a limited market in 2003, sales of the smart roadster and smart roadster coupe declined sharply to 13,600 units in 2004. In the spring of 2004, the roadster options were expanded to include the BRABUS design and equipment line.

        Start of sales offensive for smart.    With its unique products, the smart brand has become well established in many markets within just a few years. We intend to utilize the potential of these markets even better in the future. We have therefore started a sales offensive in key European markets. Within the framework of this offensive, we intend to make more use of the Mercedes-Benz dealer network for the distribution of smart cars. We are also gradually moving into new markets. For example, in 2004, we launched the smart brand in Canada, Malaysia, Malta, Norway and Romania. Following in the footsteps of Mexico, Canada has become the second NAFTA market where the smart brand is available, and Malaysia is the first market in Southeast Asia where customers can purchase smart cars. At present, we are working on a long-term viable business model for the smart brand. This includes not only the aforementioned sales offensive, but also measures designed to improve cost structures and increase productivity.

Unit Sales 2004[1]			1,000	04/03
			units	in %
Mercedes-Benz			1,075	-2
of which:		S-Class/SL/Maybach/SLR	86	-21
		E-Class/CLS	294	-4
		C-Class	475	+7
	of which:	CLK	80	-7
		SLK	54	+145
		Sport Coupe	47	-12
		A-Class	143	-3
		M-Class	71	-13
		G-Class	6	-14
smart			152	+22
Mercedes Car Group			1,227	+ 1
of which:		Germany	387	-1
		Western Europe (excluding Germany)	434	+3
		NAFTA	240	+2
		United States (retail sales)	222	+1
		South America	10	-8
		Asia/Oceania (excluding Japan)	67	-0
		Japan	41	-10

1
Group sales, unless otherwise indicated (including leased vehicles)

Chrysler Group

Fotostories:

The Chrysler 300C pushes the right buttons!
 A really hot number.

Ralph Gilles is convincing. Since graduating from college he has been working in the Chrysler Design department. He says that most of the designers and engineers have been disappointed by the market place's declining interest in the American automobile. So they set out to fix that: an innovative renaissance!

The Jeep® Grand Cherokee convinces off and on-road.
 An award-winning package.

Legendary Jeep® off-road capability and on-road refinement set a new benchmark. From overall vehicle quality to program financials, chief engineer Phil Cousino had to keep an eye on everything. And now on your marks, get set, go — in a really innovative SUV!

The reason for Stow'n GoTM in the Dodge Caravan.
 Where are the seats?

Could you imagine folding the seats into the floor? After working on minivans for 13 years, Bob Feldmaier, the former director of minivan engineering, got the opportunity to create something minivan customers would really appreciate: an innovative seating and storage system.

Text:

Successful launch of nine new models -- Further substantial improvements in productivity and product quality --Increased manufacturing flexibility -- Considerable positive earnings due to market success of new products

	2004	2004	2003
Amounts in millions	US $	€	€
Operating profit (loss)	1,932	1,427	(506)
Revenues	67,010	49,498	49,321
Investments in property, plant and equipment	3,584	2,647	2,487
Research and development expenditure	2,125	1,570	1,689
Production (units)		2,652,186	2,552,308
Unit sales (factory shipments)		2,779,895	2,637,867
Employees (Dec. 31)		84,375	93,062

        Positive business developments due to new products.    Developments at the Chrysler Group were very positive in 2004, despite the continuation of difficult market conditions in North America. After reporting an operating loss of €506 million (including restructuring costs of €469 million) for the prior year, the Chrysler Group achieved an operating profit of €1.4 billion including additional restructuring expenses of €283 in 2004 (see page 24).

        Worldwide, the Chrysler Group posted factory unit sales (shipments) of 2.8 million passenger cars, minivans, sport-utility vehicles and light trucks of the Chrysler, Dodge and Jeep® brands in 2004, a 5% increase over 2003. The United States was the largest market with 2.3 million vehicles (+7%), followed by Canada with 212,300 vehicles (-7%) and Mexico with 110,400 vehicles (+10%). The Chrysler Group also shipped 170,200 vehicles to markets outside of NAFTA (-6%).

        Worldwide retail and fleet sales for the Chrysler Group totalled 2.7 million in 2004, a 4% increase over 2003 (2003: 2.61 million). Due to the success of several new products, the Chrysler Group increased its market share in the US to 12.8% (2003: 12.5%). The Chrysler Group reinforced its market position, particularly in the passenger car, minivan and sports-utility vehicle segments.

        In the US, the Chrysler 300/300C set segment records with 107,200 vehicles sold in 2004 since the launch in April. The Dodge Magnum sold 39,200 in just eight months of sales, and the new Chrysler and Dodge minivans sold 386,700 vehicles (+3%), due to the market success of the innovative Stow'n GoTM seating and storage system. The Chrysler Group also achieved significant increases in sales of the Chrysler Crossfire (+272%), Chrysler Pacifica (+63%), Dodge Durango (+27%) and Jeep® Wrangler (+11%).

        Revenues of €49.5 billion were at the level of the previous year; measured in US dollars, revenues increased by 10%. This increase was primarily the result of the higher worldwide factory unit sales, a lower average sales incentive expense per vehicle and a shift in product mix to higher-priced vehicles.

        At the end of the year, dealers in the United States had inventories totaling 600,600 vehicles (end of 2003: 521,100 vehicles). In terms of days' supply, inventories increased to 81 days (end of 2003: 74 days).

        Product offensive starts with nine new models in 2004.    The Chrysler Group's strategy of enhancing its competitive position over the long term was bolstered by the launch of nine all-new models — the most all-new products ever launched in the company's history.

        An ambitious plan to bring innovative and aspirational products to market will continue for the years to come. In 2005, for example, the company will launch several highly anticipated products, including the Dodge Charger, the Dodge Ram Mega Cab and the Jeep® Commander, which will be the first Jeep® vehicle ever with three-row seating.

        Chrysler 300 and 300C highly successful in the market.    In 2004, the Chrysler brand made an impact on the passenger car market with the introduction of the Chrysler 300 and 300C sedans, which have achieved a 30% share of their market segment in the United States in the nine months since their launch. The success of these new models boosted the Chrysler brand's worldwide factory unit sales by 23% to 748,600.

        Since its introduction, the Chrysler 300 has won numerous awards. Motor Trend, a highly respected US magazine, voted the Chrysler 300 its "2005 Car of the Year". Judges said, "The Chrysler 300 is an extremely compelling combination of power, responsiveness, room and refinement." The vehicle was also named "North American Car of the Year" at the North American International Auto Show in Detroit in January 2005, by a jury of respected automotive reporters.

        In order to meet consumer demand for the Chrysler 300 and 300C, a third shift is planned at the Brampton Ontario Assembly Plant, and starting in mid-2005, the Chrysler 300C will be produced by Magna Steyr in Graz, Austria. The Chrysler 300C Touring sports wagon, a vehicle designed specifically for European markets, will also be assembled in Graz.

        Additional new models from the Chrysler brand in 2004 included two convertibles, the Chrysler PT Cruiser Convertible and Chrysler Crossfire Roadster, which continue the brand's long and successful tradition of open-air driving.

        Dodge brand strengthened by new products.    In 2004 the Dodge brand launched the Dodge Magnum, Dodge Dakota and Dodge Ram SRT-10.

        The Dodge Magnum combines a unique styling statement with comprehensive safety technology (including ESP, electronic stability program), powerful engines, versatile cargo management and rear-wheel drive. The result is an excellent driving experience in a uniquely different package — all at a very competitive price.

        Available in dealerships since September 2004, the new Dodge Dakota pickup is even more powerful and spacious than the previous model. In fact, it is the largest and most powerful pickup in its class, and was named "Editor's Most Wanted Compact Truck" by Edmunds.com, a well known provider of consumer automotive information.

        The Dodge Ram SRT-10, equipped with an 8.3-liter Viper V-10 engine that produces 500 horsepower, rounds out the roster of new Dodge products launched in 2004.

        The brand's worldwide factory unit sales increased to 1,479,100 (+4%) vehicles in 2004.

        Jeep® Grand Cherokee sets new standards.    The Jeep® brand captivated the attention of its customers with the introduction of two new products in 2004. The third generation of the Jeep® Grand Cherokee offers improved capability and superior on-road ride and handling in a well-appointed package. Safety is enhanced by ESP, which is available for the first time in a Jeep®.

        With its extended wheel base, the new Jeep® Wrangler Unlimited is significantly more spacious than the base model and has even better ride and handling, while maintaining its tremendous off-road capabilities.

        Due to the Grand Cherokee model changeover in the second half of the year, the brand's worldwide factory unit sales of 547,800 SUVs did not equal the prior-year level (-8%).

        Product offensive in international markets.    The volume sales of the Chrysler and Jeep® brands outside North America continue to be driven by the following core product ranges: Chrysler Voyager and Grand Voyager, Chrysler PT Cruiser and Convertible, Jeep® Cherokee (called Liberty in the US) and the Jeep® Grand Cherokee. These core products are combined with the recently launched Chrysler Crossfire Coupe and Roadster and the Chrysler 300C Sedan and Touring.

        This product offering is supported by the expansion of the Dodge brand in international markets, including Western Europe. By 2007, the Chrysler Group will significantly increase the number of models supplied in markets outside of North America. During the same time period, the company will further expand its international offerings of diesel and right-hand-drive models.

        Innovation in technology and safety.    Twenty-one years after inventing the minivan, the Chrysler Group has once again raised the bar with its new Stow'n GoTM seating and storage system. This innovative technology, which is offered on the long-wheel-base Dodge Grand Caravan and Chrysler Town & Country minivans, allows the second and third rows of seats to fold into the floor with very little effort. What's more, the system provides additional storage space under the floor when the seats are in use. Popular Science, a magazine devoted to technology, named the Stow'n GoTM seating and storage system the "Best of What's New" in the Auto Tech category.

        In 2004, the Chrysler Group also raised the bar in advanced engine technology with the introduction of the Multi-Displacement System (MDS) on its 5.7-liter HEMI® engine. MDS seamlessly alternates between smooth, high fuel economy four-cylinder mode when less power is needed and V-8 mode when more power is in demand. This technology increases fuel economy by up to 20%.

        The Chrysler Group also demonstrated its engineering expertise with added safety features (such as the ESP) and better safety ratings. In fact, starting with the Chrysler Pacifica in 2003, Chrysler Group products have earned eight consecutive Five-Star ratings for frontal crash protection, including: Chrysler and Dodge Minivan, Chrysler 300, Dodge Magnum, and Dodge Dakota. In addition, Chrysler Group vehicles consistently earned very good ratings on the government's new dynamic rollover tests. Chrysler Pacifica received the best score of any SUV tested.

        Major advances in quality and productivity.    In the past four years, the Chrysler Group has improved its processes in an effort to significantly enhance product quality and productivity to improve its competitive position long term. The Chrysler Group aims to be world-class in vehicle quality and productivity in the North American volume automobile market by 2007.

        An important indicator of the progress made by the Chrysler Group is the 2004 Harbour Report, which measures the productivity of North American auto manufacturers. The Harbour Report announced that the Chrysler Group improved its manufacturing productivity in 2003 by 7.8% (2002: 8.3%). This is the second consecutive year in which the Chrysler Group posted the largest year-over-year improvement among all automotive manufacturers.

        The quality of Chrysler, Jeep and Dodge vehicles continued to improve in 2004. According to the 2004 J.D. Power Initial Quality Study (IQS), the quality of Chrysler Group vehicles improved by 11% over the prior year.

        Increased manufacturing flexibility.    The Chrysler Group's North American manufacturing strategy aims to optimize the company's existing facilities while creating a greater ability to quickly respond to customers' product needs. This type of flexibility involves being able to produce multiple vehicles at a plant while test-building another without losing production time. It also involves being able to shift production of hot-selling vehicles among plants, depending on vehicle orders.

        Two examples of these efforts were announced at the Warren (Michigan) Truck Assembly Plant and the Jefferson North (Detroit, Michigan) assembly plant. Warren Truck Assembly Plant launched the 2005 Dodge Dakota and added a third shift, while continuing to build the Dodge Ram pickup truck. Jefferson North was originally constructed to run one vehicle at high volumes — the Jeep® Grand Cherokee. The facility now has the capability to run multiple models while test-building another and that capability will be further proven in 2005 with the introduction of the Jeep® Commander.

        Advanced supplier collaboration.    Within the context of DaimlerChrysler's worldwide procurement strategy, the Chrysler Group reduced material costs in collaboration with the supplier industry at an industry-leading rate over the last four years. To maintain this level of improvement, the Chrysler Group has entered into innovative partnerships and new forms of cooperation with its suppliers. For example, three suppliers will be located at the Toledo (Ohio) Assembly Plant, where the Jeep® Wrangler and the Jeep® Liberty are currently produced. These suppliers will build and manage key manufacturing processes in body, paint and chassis operations on future products.

Unit Sales 2004[1]		1,000	04/03
		units	in %
Total		2,780	+5%
of which:	Passenger cars	624	+10%
	Light trucks	668	+0%
	Sports tourers	280	+28%
	Minivans	500	+5%
	SUVs	708	-0%
	United States	2,287	+7%
	Canada	212	-7%
	Mexico	110	+10%
	Other markets	170	-6%

1
Shipments (including leased vehicles)

Commercial Vehicles

Fotostories:

Shared electronics for DaimlerChrysler commercial vehicles.
 Pulling together on the same line.

The four DaimlerChrysler Managers, Dr. Michael Kokes, Wolfgang Appel, Dr. Sascha Paasche and Nobuaki Takeda (from left to right), have combined their worldwide expertise: In a shared project, they have created a common electrical/electronic architecture to be applied in the future truck generations from Freightliner, Mercedes-Benz and Mitsubishi Fuso.

What a van might look like in the future.
 The safety package.

Mathias Lenz, Gerhard Honer, Christopher Khanna, Nicolai Berger, Andreas Grossmann, Bernd Heintel and Tim Achilles (from left to right) call it the "Sprinter safety study." This van, which is based on the Mercedes-Benz Sprinter, combines current and potential future safety technology for driver, vehicle and load security: an innovative safety study!

How two bus brands create new products simultaneously.
 Take a seat!

The Setra Comfort Class 400 is the first product of the New Coach Interurban project managed by Gustav Tuschen. In all, five new touring coaches and overland buses of the Mercedes-Benz and Setra brands will be developed, manufactured and marketed in the 7-year project under Tuschen's direction in Neu-Ulm and Turkey: an innovative dual-brand project!

Text:

Dynamic upswing in commercial vehicle markets -- Positive developments in all business segments -- New structure implemented, further efficiency improvements -- Stronger position in Asia due to acquisition of Mitsubishi Fuso and joint venture for vans -- Strong increase in operating profit

	2004	2004	2003
Amounts in millions	US $	€	€
Operating profit	1,803	1,332	811
Revenues	47,064	34,764	26,806
Investments in property, plant and equipment	1,603	1,184	958
Research and development expenditure	1,660	1,226	946
Production (units)		718,787	500,445
Unit sales		712,166	500,981
Employees (Dec. 31)		114,602	88,014

        Substantial increase in unit sales, revenues and operating profit.    Commercial vehicle markets developed very favorably worldwide in 2004, allowing the Commercial Vehicles Division to boost its sales of trucks, vans and buses by 42% to 712,200 units. Revenues also grew substantially to €34.8 billion (2003:
€26.8 billion). Unit sales and revenues rose by 19% and 16% respectively, if Mitsubishi Fuso Truck and Bus

Corporation (MFTBC) is excluded. Since March 31, 2004, MFTBC has been consolidated within the division with a one-month time lag. The acquisition of a majority shareholding in this company has allowed DaimlerChrysler to further strengthen its position as the world's market leader for commercial vehicles.

        Despite charges of €475 million resulting from quality improvement measures and recall campaigns at MFTBC, DaimlerChrysler's Commercial Vehicles division posted an operating profit of €1.3 billion, which was substantially more than the €0.8 billion achieved in 2003. This increase was achieved due to substantially higher unit sales and the successful implementation of efficiency-boosting programs (see page 24).

        New structure implemented.    In order to achieve additional cost reductions and better meet competitive challenges, we further improved the organization of our business units in 2004, as described below.

        On January 1, 2004, the business units Trucks Europe/Latin America (Mercedes-Benz) and Trucks NAFTA (Freightliner, Sterling, Thomas Built Buses) as well as the functional unit Truck Product Creation were combined into a new Trucks business segment. The former DaimlerChrysler Powersystems business unit was disbanded and its plants were assigned to the two business units. MFTBC became an integral part of this business segment on March 31, 2004. The business units Mercedes-Benz Vans and DaimlerChrysler Buses remain unchanged.

        Global coordination has been significantly improved, thanks to the consolidation of product planning, development, procurement and production planning processes. In order to achieve economies of scale, our products will increasingly contain intelligently shared parts in the future, without, however, in any way diminishing from the distinctive features that our customers require.

        In 2004, we decided to install the same electrical and electronics architecture in all future truck models. In addition, we moved ahead with the development of a new heavy-duty engine family for all truck business units and uniform axle components for different models and brands.

        Very positive development of truck business in all key markets.    Thanks to the success of our new products and increased demand in our key markets, as well as the full consolidation of MFTBC, sales by the Trucks business segment increased by 74% to 403,300 units.

        In addition, the implementation of various efficiency-boosting programs has led to improved processes at the component plants. Furthermore, the incorporation of more DaimlerChrysler components into Freightliner and Sterling trucks has allowed us to increase the capacity utilization of the component plants.

        Strong performance by Trucks Europe/Latin America (Mercedes-Benz).    Worldwide sales of Mercedes-Benz brand trucks rose by 24% over the previous year's level to an all-time high of 137,400 units. Growth rates were particularly high in our key markets of Western Europe, Latin America and Turkey. However, we also posted record sales figures in the Middle East and in the new member states of the European Union. With 66,100 units sold (2003: 59,300) and a market share of 22% (2003: 21%), Mercedes-Benz was once again the leading brand in Western Europe for medium-duty and heavy-duty trucks. In the year under review, we exported 52% (2003: 46%) of the trucks produced in Europe to countries outside of Western Europe, thus underscoring Mercedes-Benz truck's international competitiveness.

        Mercedes-Benz trucks were again among the best-selling brands in Brazil, and positive developments in this market lifted truck sales in Latin America from 23,800 to 31,100 units.

        The business unit's sales success was due in part to the introduction in 2003 of the new heavy-duty Actros truck, which combines a high level of customer utility with excellent quality. The new truck's outstanding position is further highlighted by the fact that the vehicle was voted "Truck of the Year 2004".

        The new medium-duty truck Atego 2 and the new Axor 2 were presented in 2004. Both vehicles use many identical parts and feature numerous innovations, such as a modular cockpit that is available in three different versions. We are convinced that these new products will achieve the same success as the Actros. The introduction of these vehicles in Brazil is a further example of how we are implementing our strategy of transferring our European product program to all key markets.

        Sales up sharply in North America.    Thanks to positive market developments, the Trucks NAFTA business unit (Freightliner, Sterling, Thomas Built Buses) was able to increase its truck sales in the 2004 financial year by 28% to 152,400 vehicles.

        In the NAFTA region, the Freightliner, Sterling and Western Star brands saw sales of Class 8 vehicles (heavy-duty trucks over 15 metric tons gross vehicle weight) rise to 87,700 units (2003: 67,700). Market share fell, however, to 35% (2003: 38%), due to production bottlenecks and the discontinuation of insufficiently profitable fleet-management contracts. Despite this fall, the business unit retained its undisputed position as the market leader. Sales volume in an expanding market was also much improved for vehicles in Classes 5-7 (medium-duty trucks), where 50,500 units were sold (+18%). Market share was at 25% (2003: 26%).

        Meanwhile, the introduction of the new Saf-T-Liner school bus has allowed the Trucks NAFTA business unit to secure its strong position in the school-bus market.

        During the year under review, the business unit started assembling axles in the NAFTA region that share many parts with the axles produced in Europe. This is a further step toward achieving economies of scale through the common use of parts and components.

        Following the successful conclusion of the restructuring measures, the business unit launched a process-and-quality offensive with a program known as "Total Business Excellence". The aim of this program is to improve product and service quality and to further optimize internal processes and thus to improve earning power.

        Mitsubishi Fuso strengthens its position in Asia.    Following the acquisition of a 43% shareholding in Mitsubishi Fuso Truck and Bus Corporation (MFTBC) in 2003, DaimlerChrysler increased its share in the company by a further 22% in March 2004. Since DaimlerChrysler now owns a 65% stake in the company, MFTBC has been fully consolidated within the division since March 31, 2004, with a one-month time lag. MFTBC is included in the overall results with unit sales of 118,100 trucks and buses, of which 39,000 were sold in the company's home market of Japan and 79,100 in other markets.

        As expected, Japan's commercial vehicle market contracted last year, following a sharp rise in demand in 2003 as a result of special factors. These factors included a new regulation that took effect on January 1, 2004, stipulating that only environmentally friendly trucks are allowed to drive into major cities. Partly as a result of market developments, but also due to a number of recalls and the associated delays in approvals of vehicle changes by local authorities, Mitsubishi Fuso's share of the Japanese market for medium-duty and heavy-duty trucks in Japan fell to 25% (2003: 28%).

        In 2004, the introduction of a new quality-management system and subsequent in-depth investigations revealed that vehicles manufactured by MFTBC in the past did not meet quality standards. These deficiencies originated exclusively in the period before DaimlerChrysler acquired a stake in MFTBC. Approximately 960,000 vehicles are affected by the quality problems in Japan. MFTBC expects that most of the faults can be rectified in 2005.

        Higher sales figures for the Vans business unit.    The Vans business unit posted sales of 260,700 vehicles in 2004 (2003: 230,900). The 13% sales increase was primarily due to the success of the Sprinter, the Vito and the Viano, which were in great demand in all key regions. In 2004, we expanded our market leadership in Western Europe with an 18% share of the medium and large van segments (2003: 17%).

        The new Vito introduced in 2003 was named "Van of the Year 2005". Of particular note were the vehicle's appealing design, its excellent handling properties and its high level of comfort. The Sprinter also continued its success story, and underscored its unique status by achieving record sales of 151,300 (2003: 138,300) vans in its ninth year of production. The Sprinter's growth in sales of 59% to 18,900 units in the region NAFTA is a further example of the successful utilization of synergies within the Group.

        The business unit continued to pursue its growth strategy in 2004. On November 26, 2004, DaimlerChrysler teamed up with its partners Fujian Motor Industry Group and the China Motor Corporation to establish the joint venture "DaimlerChrysler Vans (China) Ltd.". Starting in 2006, it is intended to produce up to 40,000 Sprinters, Vitos and Vianos a year at a new plant in Fuzhou in the province of Fujian. As a result of this joint venture, the Vans unit is well prepared to meet the challenges associated with the rapidly growing Chinese market. The Commercial Vehicles Division's position in Asia has been further strengthened by the introduction of completely knocked down (CKD) assembly for the Sprinter in Vietnam.

        Unit-sales record for buses and coaches.    Sales by the Buses business unit achieved an all-time record of 32,800 buses and coaches of the Mercedes-Benz, Setra and Orion brands in 2004 (+16%). In Western Europe sales amounted to 7,200 buses (2003: 6,700), giving the business unit a market share of 28% (2003: 28%). Sales of Mercedes-Benz buses were up sharply in Brazil, rising by 16% to 8,600 vehicles. The resulting increase in market share from 47% to 55% ensured that buses of the Mercedes-Benz brand continued to dominate the Brazilian market in 2004.

        This favorable development is primarily due to the business unit's technological leadership and the continuous enhancement of its full-line product portfolio. For example, at the recent Commercial Vehicle Show in Hanover we presented the new Setra overland bus and innovations featured by the Mercedes-Benz Travego travel coach. These include driver-assistance and safety systems, proximity cruise control, the lane guidance system and the continuous brake-force limiter.

        Last year, we supplied three Citaro fuel-cell buses to the Australian city of Perth. These vehicles will augment the 30 Mercedes-Benz fuel-cell buses that major European cities have been testing in everyday operation since 2003. We also signed a contract to supply three fuel-cell buses to the city of Beijing.

Unit Sales 2004[1]	1,000	04/03
	units	in %
Total	712	+42
of which: Vans	261	+13
Trucks[2]	403	+74
Buses & Coaches	37	+32
Other products[3]	11	+15
Europe	318	+15
of which: Germany	111	+9
Western Europe (excluding Germany)	164	+11
of which: United Kingdom	36	+7
France	30	+15
Italy	18	-0
NAFTA	177	+32
of which: United States	151	+32
South America	58	+43
of which: Brazil	36	+17
Asia/Australia	130	+343

1
Group sales (including leased vehicles)
2
Including school buses by Thomas Built Buses and bus chassis by Freightliner
3
Mitsubishi L200 pickup and the Mitsubishi Pajero manufactured in South Africa

Services

Fotostory:

How DaimlerChrysler Services guarantees customer satisfaction.
 Callers welcome.

Marguerite Lawig and her team work in a call center. The display at the Troy Customer Contact Center shows them how many calls have been received at any one time. However, the most important number for the team is on the right-hand side of the display. Thanks in part to the short waiting times, this is nearly always an impressive 99%: an innovative high service level!

Everything from a single source at DaimlerChrysler Bank.
 Insurance the easy way.

Together with the colleagues from the Insurance Services department, Dalibor Rezic and Tom Schneider developed the new vehicle insurance offered by DaimlerChrysler Bank. This product provides the customers not only with an excellent insurance policy, but also with a simple process for making applications at dealerships. Customers now receive everything they need from a single source: the vehicle, the financing and the insurance coverage.

Text:

Positive business developments in all regions -- North America remains most important market for financial services -- Toll Collect successfully launches toll system for trucks in Germany on January 1, 2005 -- Operating profit at prior year's high level

	2004	2004	2003
Amounts in millions	US $	€	€
Operating profit	1,692	1,250	1,240
Revenues	18,871	13,939	14,037
Contract volume	138,628	102,399	98,199
Investments in property, plant and equipment	123	91	76
Employees (Dec. 31)		11,224	11,035

        Positive business developments at DaimlerChrysler Services.    The Services division continued to develop positively in 2004. Close cooperation with the automotive divisions played a key role in the 7% increase in new business to €50.9 billion. In particular, reward programs met with a highly favorable response from customers. We also introduced new financial-services products in many countries in 2004. Contract volume rose by 4% to €102.4 billion; adjusted for exchange-rate effects the increase was 9%. At the end of the year, our portfolio consisted of more than 6.6 million leased or financed vehicles in 39 countries.

        Despite additional charges of €472 million from Toll Collect, operating profit of €1,250 million (2003: €1,240 million) was at the prior year's high level. At the end of 2004, DaimlerChrysler Services employed 11,224 people, an increase of 2% compared with the prior year (see page 24).

        Successful expansion oof sales-financing activities in North America.    DaimlerChrysler Services further expanded its financial-services activities for all vehicle segments in a very competitive North American automotive market in 2004. When adjusted for exchange-rate effects, new business in the region increased by 16%

to €37.8 billion. In order to increase new business and profitability, we implemented reward programs and also expanded activities that strengthen customer loyalty. The portfolio in North America totaled €72.2 billion in 2004, and contract volume was up 10% after adjusting for exchange-rate effects. North America also remained the division's most important market worldwide, accounting for 70% of the total portfolio. As part of a series of national events, we worked together with North American dealers in 2004 to develop a common strategy for further exploiting earnings potential. For example, DaimlerChrysler Services Truck Finance introduced a full-service leasing program for the Freightliner brand that allows customers to supplement their financing and leasing contracts with an additional maintenance contract. According to the latest survey conducted by the American Automobile Association, DaimlerChrysler Services' financial-services products achieved their best results ever among Chrysler Group dealers with regard to customer and dealer satisfaction.

        A stronger position in all key European markets.    In 2004, the Services division also improved its competitive position in Europe as a captive finance company. This was particularly true with regard to business development in Germany, our most important European market.

        DaimlerChrysler Bank continued with the expansion of its core areas of leasing and financing in 2004. New business increased by 9% to €8.2 billion, and contract volume was up 10% to €14.5 billion. DaimlerChrysler Bank also expanded its portfolio in 2004 to include attractive new products such as auto insurance, an investment certificate, the small-format smart VISA Card, a combined program including account and credit card, and a dual investment package consisting of a money-market account and a mutual fund. Customer deposits at DaimlerChrysler Bank totaled €3.1 billion at the end of the year (end of 2003: €3.1 billion), the number of credit cards issued increased to 290,000 (+17%). The bank served 926,000 customers in 2004, or 10% more than in 2003.

        DaimlerChrysler Services' portfolio in the other European countries grew significantly in the year under review (+6% to €10.6 billion). Particularly high growth was registered in the United Kingdom (+11%) and Sweden (+33%). Business developments in the new EU member states were also very dynamic: Services' portfolio in Poland, Hungary, the Czech Republic, Slovakia and Slovenia grew by an average of 16% to a total of €815 million.

        Positive business developments in Latin America and Asia.    The portfolio in the Latin America/Africa/Middle East region totaled €1.9 billion at the end of 2004 (end of 2003: €1.4 billion). Economic conditions in Latin America improved throughout the course of the year, a development that had a positive impact on our Brazilian leasing and sales-financing activities in particular. The Latin American portfolio, which primarily consists of commercial vehicles, grew by 60% to €527 million. In South Africa, we succeeded in increasing our leasing and financing volume by 37% to €1.2 billion.

        Our portfolio in the Asia/Pacific region grew by 5% to €3.2 billion, with 45% of this figure being accounted for by the Japanese market. In China, preparations continued for the launch of our financing activities in that country: In November we received a provisional permit to commence business activities, and DaimlerChrysler Services plans to support sales of Group vehicle brands in China with its own financing company.

        Fleet-management activities further expanded.    The Fleet Management unit expanded its worldwide vehicle fleet by 14% to 383,300 units in 2004, gaining numerous new customers by offering attractive new products, particularly in European markets. We currently offer customers fleet-management services in 11 countries around the world, with a particular focus on Europe.

        Smooth start for truck toll system in Germany.    Following the successful execution of important tests of the satellite-based toll-collection system and a full trial confirming the functionality and compatibility of the various system components, Toll Collect was granted a special provisional operating permit at the end of 2004. The toll system then started smoothly on January 1, 2005. This start fulfilled the agreement of February 2004 between the German federal government and the operator consortium, Toll Collect, to begin collecting tolls for trucks over 12 metric tons gross vehicle weight on German autobahns on the first day of 2005. At present, the first version of the on-board units (OBU1) is in use. As of January 1, 2006, it is planned to extend the system's functionality with the second version of the on-board units (OBU2). It will then be possible to update the road-pricing system and road-network information by radio. DaimlerChrysler has a 45% shareholding in Toll Collect.

Other Activities

Fotostory:

The new MTU marine engine 2000 Common Rail about to pull off.
 Power package for yachts.

After more than 3,000 test cycles under diverse load conditions, design engineer Hermann Baumann is convinced that this new high-output diesel engine for yachts is a particularly inspiring development by MTU Friedrichshafen. Faster, more compact, lighter, more economical and cleaner: an innovative marine engine!

Text:

Operating profit lower than prior-year result, which was boosted by gain on the sale of MTU Aero Engines -- DaimlerChrysler Off-Highway achieves growth in Europe and Asia -- EADS posts substantial increase in earnings

	2004	2004	2003
Amounts in millions	US $	€	€
Operating profit[1]	617	456	1,329
Revenues[1]	2,978	2,200	4,084
Investments in property, plant and equipment[1]	181	134	169
Research and development expenditure[1]	309	228	420
Employees (Dec. 31)		20,636	20,192

1
2003 figures include discontinued operations (MTU Aero Engines).

        The Other Activities segment consists of our 33% holding in the EADS (European Aeronautic Defence and Space Company) and, since January 1, 2004, the DaimlerChrysler Off-Highway business unit. The previous year's figures have been adjusted for comparability. This segment also includes Corporate Research, our real-estate activities and our holding and finance companies. As DaimlerChrysler did not participate in a capital increase for Mitsubishi Motors Corporation (MMC), our ownership interest in MMC was reduced from 37% to 19.7% during 2004. As a result, since June 30, 2004, our shareholding in Mitsubishi Motors Corporation has been included in the consolidated financial statements as a financial investment shown at fair value.

        The Other Activities segment saw its operating profit decrease from €1.3 billion to €0.5 billion. The reason for the reduction is that the operating profit for the prior year included a gain of €1.0 billion on the sale of MTU Aero Engines (see page 25).

DaimlerChrysler Off-Highway

        Solid developments under difficult market conditions.    Following two weak years, demand for diesel engines rose in 2004. This was primarily driven by growth in Asia, which, however, benefited manufacturers of diesel engines in countries with currencies linked to the US dollar more than those in Europe, due to the continued weakness of the dollar.

        At €1.75 billion, DaimlerChrysler Off-Highway's revenues in 2004 were about 2% higher than in the previous year. Growth was achieved in particular in the segment of Power Generation (engines for stationary electricity generators), as well as with engines for trains and for yachts. In addition to Europe, the region of Asia also contributed to the positive development. The current energy shortage in China led to strong demand for engines for stationary power generators.

        In the year under review, the business unit recorded incoming orders totaling €1.84 billion, 7% higher than the figure for 2003. As was the case with revenues, incoming orders benefited mainly from the demand for engines for stationary power generators, as well as for train engines. The volume of orders received for ship engines was also significantly higher than in the prior year.

EADS

        EADS continues to grow.    Thanks to increased demand in the civil aviation sector, the EADS (European Aeronautic Defence and Space Company) performed very well in 2004. EADS, which is one of the world's leading aerospace and defense groups, will publish its results for the 2004 financial year on March 9, 2005.

        During the first nine months of 2004, the company generated revenues of €21.5 billion as defined by the International Financial Reporting Standards (IFRS), or 16% more than in the same period of 2003. All of EADS' divisions contributed to this increase, and revenues were particularly boosted by the rise in Airbus deliveries to 224 aircraft during the first nine months (compared to 199 aircraft in the period of January through September 2003).

        In the first nine months of the year, the company achieved an EBIT (earnings before interest, taxes, goodwill amortization and exceptional items) of €1.5 billion, up 91% on the same period of 2003. This encouraging growth in earnings was driven by the excellent result at Airbus and the turnaround at the Space division.

        Incoming orders at EADS for the months of January through September amounted to €20.6 billion, thus nearly equaling the level of revenues. The order book was again the largest in the industry and had reached €179.7 billion by the end of September 2004.

        Due to the continued upswing of the civil aviation market and the positive business developments assumed for the fourth quarter, EADS expects for the year as a whole revenues of around €32 billion and an EBIT of more than €2.3 billion.

        Airbus maintains global market leadership.    In 2004, Airbus maintained its leading position in the civil aviation sector by delivering 320 aircraft to its customers, once again outperforming its main competitor, Boeing. All in all, Airbus recorded 370 new firm orders in 2004 (2003: 284). This substantial increase on the previous year's figure was due to a significantly improved market situation. In the year 2004, Airbus had an order book of 1,500 civil aircraft (2003: 1,454).

        Airbus received purchase commitments from Etihad Airways — the national airline of the United Arab Emirates — as well as from Thai Airways. Both customers are substantially expanding their fleets of Airbus aircraft and have also decided to purchase the new A380 wide-body jet. This new aircraft is scheduled to make its maiden flight in spring 2005. In addition, Airbus landed several major contracts from companies in Central Asia: a further 49 Airbus aircraft were ordered in 2004 by China Eastern Airlines and Air China.

        In December 2004, EADS decided to go ahead with the development of the new A350. With this aircraft, Airbus will be well positioned in the market for the next generation of highly efficient long-distance planes.

        Upswing for other divisions as well.    Within the Aeronautics division, the growth in earnings at Eurocopter offset the continued weak performance of the maintenance business.

        Two examples of EADS' commercial success last year are the order received from the Australian armed forces for the Airbus A330 MRTT tanker aircraft, and the helicopters ordered by the US Department of Homeland Security.

        The Space division managed to achieve the turnaround in the past financial year, thus laying the foundation for further improvements in profitability. The division's order book was substantially increased in May 2004 by the signing of a contract for 30 Ariane 5 launchers.

Human Resources

Fotostory:

A commitment to quality in the training program.
 Fit for competition.

DaimlerChrysler Malaysia's modern training center provides multi-brand instruction to ensure that all trainees finishing the course are skilled to support the service network. No wonder the trainees win numerous awards, like, for example, Looi Ming Kit (winner of national and ASEAN skills competitions): That's innovative junior-management development!

Text:

Global Human Resources Strategy promotes worldwide cooperation -- "Securing the Future 2012" agreement ensures competitiveness and protects jobs -- Workforce numbers increase from 362,063 to 384,723; 8,400 new jobs created

	2004	2003
Employees (Dec. 31)
DaimlerChrysler Group	384,723	362,063
Mercedes Car Group	105,857	104,151
Chrysler Group	84,375	93,062
Commercial Vehicles	114,602	88,014
Sales Organization Automotive Businesses	48,029	45,609
Services	11,224	11,035
Other Activities[1]	20,636	20,192

1
DaimlerChrysler Off-Highway business unit, Corporate Research department, real-estate activities, holding and finance companies

        Number of employees at DaimlerChrysler rises sharply.    On December 31, 2004, DaimlerChrysler employed 384,723 people worldwide (end of 2003: 362,063). A total of 18,281 employees joined the Group's workforce due to the first-time inclusion of Mitsubishi Fuso Truck and Bus Corporation workers in the Commercial Vehicles Division's employee statistics. The number of employees at Commercial Vehicles was thus 30% higher than the prior year's figure. Workforce numbers were also up at the Mercedes Car Group (+2%), Services (+2%) and throughout the joint sales organization for Mercedes-Benz passenger cars and commercial vehicles (+5%). The number of people employed by the Chrysler Group fell by 9% due largely to the division's sale of several component plants. When adjusted for changes in the consolidated group, workforce numbers were up 2% in 2004. We also created approximately 8,400 new jobs during the year under review.

        At the end of 2004, 185,154 of our employees were working in Germany (end of 2003: 182,739), and 98,119 were working in the United States (end of 2003: 102,391). The number of trainees worldwide totaled 10,047 (end of 2003: 9,926).

        Further enhancement of the Global Human Resources Strategy.    Our Global Human Resources Strategy serves to promote international cooperation. Solutions for various issues are also generated more rapidly through the concentration of human-resources activities into globally defined areas. These include the support of personnel in the establishment and expansion of activities in China. Through the "Aging Workforce" program, we are implementing initiatives that help maintain employees' performance levels as the average age of the workforce rises. Such initiatives include ergonomic programs and training and qualification measures. Another important project in the year under review was the worldwide standardization of our human resources management processes. Our goal here is to implement standardized systems and processes in order to reduce process times and costs and further promote global integration. In the "Excellent Work Performance and Productivity" project, we are searching for solutions that will help strengthen our competitiveness. The concepts that have resulted from this project played a major role in enabling us to conclude the "Securing the Future 2012" agreement in July 2004.

        "Securing the Future 2012" will make profitable growth possible.    DaimlerChrysler plans to use the "Securing the Future 2012" agreement, which was reached between the Group's management and the General Labor Council, primarily to achieve the following goals: improving competitiveness, enhancing innovative capabilities, safeguarding jobs, and boosting work flexibility. In addition to the agreed annual cost reductions totaling €500 million, which will take effect in the medium-term, a package of measures will be implemented to create the conditions necessary for making appropriate medium-term product and investment decisions that will safeguard our German manufacturing locations. The key measures agreed upon include:

  —
  A comprehensive restructuring of the remuneration system in connection with the implementation of the Remuneration Framework Agreement beginning in 2007.

  —
  Working hours and remuneration structures for service units closely associated with those within the industry along the lines of common labor-market practice in such sectors.

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  Flexible regulation of personnel deployment and an employment balance through the transfer of young skilled workers to an internal human-resources hub ("DC MOVE"), as well as the expanded use of temporary workers.

  —
  Acceleration of processes that lead to the creation of new technologies and products through the possibility to extend the weekly working time to 40 hours in all development and planning departments.

        New health-care initiatives.    DaimlerChrysler conducts many activities to promote the health of its employees. In 2004, we implemented a health campaign in Germany focusing on the prevention of illness and enhancing employees' awareness of health issues. We also launched a pilot project for onsite health care at our truck assembly plant in Wörth, Germany, whereby external doctors work together with staff from the plant infirmary to ensure comprehensive medical care for employees.

        Intensified management development.    Five years ago, DaimlerChrysler introduced a Group-wide standardized process for management development known as Leadership Evaluation and Development (LEAD). The results we have achieved with the program form the basis for measures aimed at the systematic development and improvement of executives. In 2004, LEAD was further developed so that it can become a sustained resource-management system for key technology and management areas. DaimlerChrysler Corporate University (DCU) was restructured in the year under review. DCU's programs focus on the issues of leadership, general management and strategy within an every-day company and work-environment context.

        DaimlerChrysler remains an attractive employer.    In order to successfully provide human resources support for global activities, a company must recruit, integrate and further develop suitable and committed employees. Our numerous personnel marketing activities enable us to obtain the best college graduates for the Group. In 2004, we held the first-ever "DaimlerChrysler Recruitment Days", designed to establish contacts with university graduates in technical subjects. In total, we hired 1,400 graduates and new professionals in 2004.

        Training programs ensure that employees continue to perform well on a long-term basis.    DaimlerChrysler signed approximately 2,600 new training contracts in Germany in 2004, thereby maintaining the prior year's very high level. We offer young people career prospects while underscoring our responsibility to society. DaimlerChrysler currently employs some 8,500 trainees in Germany, equivalent to about 40% of the trainee positions among the German automakers.

        Managing diversity is a key competitive factor.    DaimlerChrysler employs a diverse workforce and has a diverse customer base. Managing diversity is therefore a key element for attaining a competitive advantage globally in both the workplace and the marketplace. A new global diversity management initiative was developed in 2004 under the leadership of the Chrysler Group to support these objectives. The core elements of this approach include communicating the business case for diversity, attracting and developing diverse top talent and implementing standardized and consistent processes for the selection and placement of candidates. The main element of this approach will be a Global Diversity Council that will provide guidance and direction regarding the company's diversity initiatives to foster a culture of inclusion for all employees.

        A thank you to our employees.    The Board of Management thanks all of the Group's employees for their initiative, commitment and achievements. We are convinced that their ability, enthusiasm and energy will secure a successful future for DaimlerChrysler. We also extend our thanks to the employee representatives for their constructive cooperation in 2004.

Research and Technology

Fotostory:

The new compatibility of low temperatures and fuel cells.
 Minus 4 degrees Fahrenheit? Who Cares!

On the way to the market: The research team led by Dr. Christian Mohrdieck (left) and Dr. Florian Finsterwalder developed a reliable method for harnessing engine power from a fuel cell even in icy temperatures. Although the cold-test chamber was turned down to minus 20° C (minus 4° F), this Mercedes-Benz A-Class started immediately: with an innovative fuel cell, ready for a cold start!

Text:

The Group invests €5.7 billion in research and development -- 29,000 research and development employees worldwide -- ESP® reduces the number of newly registered Mercedes-Benz cars involved in accidents by more than 40% -- "Vision of accident-free driving" and "Energy for the future" implemented in F 500 Mind research vehicle

        Setting the pace for future developments.    At DaimlerChrysler, we are pursuing a clear strategy of guaranteeing individual mobility, conserving resources, and creating innovations that benefit our customers while securing competitive advantages for the Group.

        To this end, DaimlerChrysler invested a total of €5.7 billion in research and development in 2004 (2003:
€5.6 billion). At the end of 2004, Corporate Research employed 2,900 people (2003: 2,900), and a further 26,100 men and women were employed in the development departments at the Mercedes Car Group, Chrysler Group and Commercial Vehicles divisions (2003: 23,800).

        Research work focused on six core technology fields in 2004:

  —
  Propulsion technology

  —
  Vehicle structure and the human-machine interface

  —
  Materials technology

  —
  Production technology

  —
  Electric/electronic systems and intelligent transportation systems

  —
  Software and process technology

        F 500 Mind — an innovative concept for the future.    The F 500 Mind continues the DaimlerChrysler tradition of creating widely respected research vehicles. The vehicle is a concept that serve to strengthen our practically oriented research work. It enables us to test complex systems in vehicles in the early stages of development, while supporting the rapid transfer of research ideas into activities geared toward mass production.

        The F 500 Mind, our latest research vehicle, proved itself in numerous practical tests in 2004, thus paving the way for bringing various new systems to customers. The innovations tested last year include a night-vision system developed by DaimlerChrysler Research. We also monitored the operating behavior of a dieselhybrid drive installed in the F 500 Mind, in order to determine the ideal conditions for employing either the diesel engine or the electric motor. The research car combines an advanced V8 diesel engine delivering 184kW/250 hp with a powerful electric motor (50kW). The F 500 Mind thus provides a perfect example of the focus at Corporate Research: the "Vision of accident-free driving" and the development of "Energy for the future".

        Enhancing safety through accident prevention.    Safety research not only has a long tradition at DaimlerChrysler, it has also always been given top priority. We intend to use our expertise to make a sustained contribution to traffic safety.

        Analysis of the latest accident statistics shows that since Mercedes-Benz cars were first fitted with ESP® (Electronic Stability Program) as standard equipment, they have been involved far less frequently in serious driver-related accidents than vehicles from other brands. Thanks to ESP®, the number of newly registered Mercedes models involved in driver-related accidents fell by more than 40% between 1998/99 and 2002/03.

        In 2004, we also continued with the development of the PRESAFE® occupant-protection system, which has been offered as standard equipment in the S-Class since 2002. The next step in our safety-system development activities will involve the use of sensors that monitor the vehicle's immediate surroundings. For example, we are currently testing a short-distance radar system that observes the immediate area around the vehicle, analyzes traffic conditions and then works with other systems to support the driver in coping with dangerous situations. As such, PRESAFE will ensure a comprehensive link between active and passive safety systems in the future.

        The Individual Safety research project also promises to enhance safety significantly. The goal of the project is to create a system that automatically adjusts seatbelts and airbags to the position and physique of each occupant in order to better protect that individual in the event of an impact. Another DaimlerChrysler Research project involves the AIDER system, which provides assistance in situations where an accident can no longer be prevented. Immediately following a crash, data such as the number of vehicle occupants, severity of the accident, direction of impact and vehicle type is automatically collected and analyzed by the system. The information is then sent automatically along with details about the accident location to emergency services units. Such a system can help rescuers better prepare their recovery procedure, saving time — and possibly lives.

        Drive systems and fuels of the future.    As an automaker well aware of its responsibility to the environment, we are consistently working to further reduce carbon-dioxide emissions and conserve natural resources. Our activities in this area are pursued through a five-stage model based on a holistic approach:

  —
  Further advances with combustion engines

  —
  Improving conventional fuels

  —
  Use of largely CO2-neutral biogenic fuels

  —
  Further developing hybrid drives as an interim solution

  —
  Emission-free mobility with fuel-cell vehicles

        The use of innovative technologies and new concepts has enabled DaimlerChrysler to reduce the CO2 emissions of its vehicle fleet by about 28% in Europe since 1990. The fuel consumption of diesel cars fell by more than 25% during the same period, due in particular to the new common-rail direct-injection systems.

        In 2004, we delivered to customers the first E 200 NGT natural-gas-powered vehicles, which are based on the Mercedes-Benz E 200 Kompressor with bivalent drive. These vehicles have a range of approximately 1,000 kilometers, with 300 kilometers being covered by the natural-gas system and 700 kilometers by the gasoline drive system. When the natural-gas unit is engaged, CO2 emissions are reduced by more than 20%.

        The use of synthetic biogenic fuels, also known as biomass-to-liquid (BTL) fuels, has enabled us to reduce greenhouse gas emissions throughout a vehicle's entire lifecycle by 60% to 90% compared to conventional diesel fuel. This is because biogenic fuels contain neither sulfur nor aromatic compounds. They are also odorless and can be used in existing vehicles without having to modify their engines. In order to better exploit the potential offered by BTL fuels, DaimlerChrysler and Volkswagen are cooperating with Choren Industries GmbH in Freiberg — the manufacturer of the world's first BTL fuel, which is sold under the brand name of "SunDiesel".

        Hybrid technology as an interim step toward fuel-cell systems.    DaimlerChrysler views hybrid technology as a significant interim step on the road to the fuel cell (see page 71), which is the overall objective of our propulsion-system strategy. This is why we have repeatedly presented different vehicle concepts equipped with hybrid drive in the past — most recently the F 500 Mind research vehicle. In December 2004, we also reached an agreement with General Motors (GM) regarding the development of a common hybrid-drive architecture. This will enable the specific incorporation of this innovative technology into the model portfolios of the Mercedes Car Group, the Chrysler Group and GM. At the same time, the individual attributes of all of the brands involved (e.g., power and torque characteristics and driving dynamics) will be retained. It will also be possible to combine this two-mode hybrid system with various types of engine. Each company involved in the project will be responsible for integrating the technology into its own model range. The single-mode systems common today require significantly larger electric motors than is the case with the new patented two-mode hybrid system. The two-mode system also offers the advantage of reduced fuel consumption combined with maximum performance levels, particularly in the long-distance driving cycle. It also displays superior traction. We expect to sign the final contract for the two-mode hybrid project in the spring of 2005.

DaimlerChrysler and the Environment

Fotostory:

How ceramics have prepared catalytic converters for the future.
 One step ahead of emission standards.

DaimlerChrysler's commercial vehicles could not be better prepared for the stricter diesel emission standards to come. Rolf Strölin (left) and Dr. Ralf Pötzschke are making sure that by the fall of 2006, all trucks, buses and vans will be ready for the next step of stricter emission limits with the latest SCR technology: with innovative ceramic catalytic converters.

Text:

€1.6 billion spent on environmental protection -- Over 100 fuel-cell vehicles in use with customers worldwide -- DaimlerChrysler commercial vehicles using BlueTec diesel technology already comply with Euro 4 and Euro 5 standards -- Biodiesel being tested as an alternative fuel

        Environmental protection as a corporate goal.    DaimlerChrysler is committed to fully integrated environmental protection. In other words, we aim to set the pace not only in the areas of innovation and safety, but also with leading-edge technology to protect the environment. Our commitment to this position is demonstrated by our expenditures for environmental protection, which totaled to approximately €1.6 billion in 2004.

        We aim to safeguard individual mobility in a sustainable manner by using natural resources sparingly and further reducing our products' fuel consumption and emissions. In order to pursue these goals sustainably, we have combined our activities in a five-stage initiative called "Energy for the future" (see page 68).

        Mercedes-Benz has 20 passenger-car models that are equipped with diesel particulate filters and comply with the Euro 4 emission limits — more than any other German automaker. In the C, E and S-Class segments, more than 80% of our German customers already order their diesel-engined cars with particulate filters. Unlike other similar exhaust-treatment techniques, the Mercedes-Benz system operates without any additives and therefore requires no maintenance.

        Hydrogen in the fuel tank: fuel-cell vehicles.    DaimlerChrysler has handed over more than 100 fuel-cell vehicles to customers all over the world: more than any other automaker. A total of 33 Mercedes-Benz Citaro buses are currently being tested in everyday use by regional public-transport authorities in Europe and Australia. In 2005, three additional fuel-cell buses will go into operation in Beijing. Meanwhile, Sprinter vans with fuel-cell drive are delivering packages in the United States, and Mercedes A-Class cars with fuel-cell drive are being tested in everyday use in Berlin, Japan, Singapore and the US.

        The Clean Energy Partnership (CEP) is an initiative launched by partners in the automotive and oil industries as well as energy suppliers, with the goal of establishing new energy infrastructures for innovative drive systems and vehicle concepts. In November 2004, CEP opened the world's largest hydrogen filling station in Berlin. With our ten fuel-cell vehicles, we are the largest mobility partner in the Clean Energy Partnership.

        In 2004, DaimlerChrysler Corporate Research produced a fuel cell with cold-start capability, thereby setting a milestone on the road towards market maturity. This fuel cell can be started at temperatures as low as minus 20 degrees Celsius. The key advantage of this fuel cell is its exact management of water and heat so that the fuel cell does not freeze. In addition to its ability to start even at temperatures far below freezing point, this innovative fuel cell also delivers enough energy within seconds to cover all the power requirements imposed by normal driving conditions. Its starting performance is therefore comparable to that of diesel engines.

        Biodiesel from the jatropha plant.    DaimlerChrysler aims to promote systematically the development, testing and market launch of renewable fuels. "SunDiesel" (see page 69) is particularly suitable for countries that possess enough readily accessible high-quality agricultural and forestry land that is not needed for food production.

        Countries in tropical and subtropical regions have the promising alternative of producing environmentally friendly biodiesel from the jatropha plant. This plant needs hardly any cultivation and grows readily in eroded soil. What's more, it improves soil quality in the course of several years of growth. It can be found growing wild in many parts of the world. The oil in its seeds can be converted into biodiesel through esterfication. The biodiesel thus produced ignites readily and has a very low sulfur content. In partnership with India's Central Salt & Marine Chemicals Research Institute (CSMCRI) and the University of Hohenheim, we are running a successful project to produce jatropha-based diesel fuel in India. A modified Mercedes-Benz C 220 CDI ran for approximately 5,900 kilometers on this fuel in India between April and May 2004.

        Use of renewable natural materials.    DaimlerChrysler has also broken new ground in its research with abaca fibers from banana trees. For the first time in automobile history, a natural fiber has been approved for use in a series-produced exterior part. We use abaca fibers to strengthen the underfloor paneling in the three-door Mercedes-Benz A-Class. Natural fibers were previously used only in vehicle interiors, because exterior parts, especially those in underfloor paneling, are subject to more stress. However, the excellent specific mechanical values of abaca fibers, their high tensile strength for example, make them suitable as strengthening agents for plastic parts after being appropriately processed. In fact, abaca fibers can even be substituted for glass fibers.

        DaimlerChrysler has entered into a public-private partnership with the German Investment and Development Company (DEG), the University of Hohenheim and our supplier Riter to promote the sustainable cultivation of abaca fibers and to optimize the procedures involved in their production and processing.

        BlueTec diesel technology.    DaimlerChrysler's commercial vehicles are well prepared for the impending reduction of diesel emission limits in Europe, Japan and the United States. DaimlerChrysler vehicles now have significantly lower fuel consumption and produce up to 80% less pollution thanks to the SCR (Selective Catalytic Reduction) technology for exhaust-gas treatment. As a result, they already comply with the Euro 4 standard for vehicles with a permissible gross vehicle weight of more than 3.5 tons, which will come into effect in October 2006. Euro 4 reduces the limits for nitrogen-oxide emissions by 30% and for particulate emissions by 80%. In addition, BlueTec diesel technology will enable DaimlerChrysler vehicles to comply with the Euro 5 standard, which will come into effect in October 2009 and reduce the Euro 4 limits by a further 40%.

        However, the necessary emission reductions cannot be achieved through engine improvements alone. This is why an aqueous urea solution is hydrolyzed to ammonia in the exhaust-gas flow of our vehicles. This ammonia converts the nitrogen oxides (NOx) produced during combustion into molecular nitrogen (N2) and water (H2O) in a downstream catalytic converter. To further improve this process, our researchers have developed an ammonia sensor that can considerably increase the effectiveness of the catalytic converter.

        Truck diesel technology for the United States.    From the year 2007 onwards, new emission limits will also apply to commercial vehicles in the United States. To fulfill these limits, we will increase the exhaust-gas recirculation already in use to up to 25%. As an improvement inside the engines, we will also introduce a flexible fuel-injection system allowing us to achieve the future nitrogen-oxide limits. The new particulate limits will be met with the use of an active regenerable particle filter.

        Award for successful environmental protection.    With our in-house Environmental Leadership Award, we promote our employees' commitment to environmental protection worldwide. In 2004, this award was won by a number of project teams, including the two described below:

  —
  The team of employees at DaimlerChrysler's production plant in Düsseldorf created a water-based single-coat paint containing only 15% solvent rather than the previous 45%, thus drastically reducing odorous emissions.

  —
  Another team was recognized for its work on the European Union's CUTE project (Clean Urban Transport for Europe), which has put the world's first fuel-cell buses into service.

Global Procurement and Supply

Fotostory:

The Extended Enterprise®, a successful cooperation.
 We are proud.

Successful supplier performance is recognized and awarded in the Electronics component category. "The cooperation with DaimlerChrysler is characterized by a focus on performance and mutual appreciation" said Chikanore Abe, President and CEO of NGK. Receiving his award at the annual Global Supplier Award ceremony, he is pictured between Jeffrey Wakai (l.) and Gunnar Güthenke (r.) from Global Procurement. The trophy was designed by Chris Nelson (photo right, third person from right) at the Center of Creative Studies in Detroit.

Text:

Total purchasing of goods and services worth €101.4 billion -- Performance-based supplier relations secure our competitiveness -- Enhanced risk management due to suppliers' challenging economic situations

        Global procurement volume of €101.4 billion.    In the year 2004, DaimlerChrysler purchased goods and services for a total of €101.4 billion (2003: €99.7 billion). The Mercedes Car Group accounted for 38% of our total purchasing volume, the Chrysler Group 32%, Commercial Vehicles 26% and other units 4%. In order to manage this purchasing volume efficiently and to ensure proximity to the suppliers as well as to our manufacturing facilities, our procurement is organized on a global scale with activities all over the world.

        Intensified involvement in Asia.    As part of the expansion of our activities in Asia, in the year 2004 we realigned our purchasing offices in Singapore and Tokyo and opened a new purchasing office in Beijing. The purchasing offices are not only responsible for procurement in the respective regions, but also have the function of improving transparency on Asian procurement markets.

        Increased corporate value through procurement processes.    In cooperation with our suppliers we are currently concentrating on three areas of action for achieving the best overall results: Global Scale, Global Processes and Global Supply Base.

        With a global procurement volume of €101.4 billion, we offer our supply base global-scale opportunities. In addition, increasing volume by bundling purchasing volumes worldwide helps us to optimize costs. We define and implement strategies for each commodity to set directions and lay the foundation for future procurement actions.

        A key method for managing our global strategies is the Material Strategy and Innovation Council (MSIC). This global council aligns engineering, procurement, cost analysis and research and technology across business units to facilitate global material cost reduction, commonization and innovation.

        Under the heading of Global Processes, we focus on all of our activities with the aim of standardizing processes worldwide to provide suppliers and divisions with a globally integrated, cost-optimized network. With the supplier portal we provide access to all DaimlerChrysler supplier applications via one common framework with a single sign-on.

        In the context of the Global Supply Base, we optimize the distribution of procurement volumes between the various suppliers taking cost-risk aspects into consideration. For this purpose, we engage in intensive dialogue with existing and potential suppliers. In top level meetings we discuss individual performance and capabilities with our suppliers to agree on measures for continuous improvement.

        Extended Enterprise® strengthens strategic supplier relations.    To strengthen the global aspect of our procurement activities and maintain business relations with the world's best suppliers, we have developed the Extended Enterprise® supplier program further.

        Within the framework of Extended Enterprise® and with the aid of a scorecard model, we analyze and evaluate the procurement and supply performance of our suppliers from a global perspective. We have identified four important aspects of performance from which our supplier criteria are derived: quality, systems cost, technology and supply. These performance aspects are supplemented by three behavioral aspects, aligned with our social responsibility principles: communication, commitment and integrity.

        With the help of all seven criteria, we can define business processes transparently, compare performance and discuss the results of assessments constructively with the suppliers. This is important to us, because a successful supplier network featuring global and performance-based cooperation helps us to maintain our position in the world market.

        DaimlerChrysler Supplier Awards 2004.    We expect global benchmark performance from our suppliers. For calendar year 2004, we awarded our second DaimlerChrysler Global Supplier Award to recognize outstanding supplier performance at this level. Awards were earned in nine categories: chassis, electrical/ electronics, exterior, interior, powertrain, raw materials/body-in-white, logistics, general goods/services, and manufactured goods/services. The winning suppliers are:

  —
  Anchor Manufacturing Group, United States (raw materials/body-in-white),

  —
  BEHR, Germany (interior),

  —
  Brose, Germany (exterior),

  —
  EMC, United States (general goods/services),

  —
  Exel, United Kingdom (logistics),

  —
  Federal-Mogul, United States (powertrain),

  —
  GROB-WERKE, Germany (manufactured goods/services),

  —
  NGK, Japan (electrical/electronics), and

  —
  Trelleborg, Sweden (chassis).

        Risk management in procurement.    A continuously smooth material supply is very important for us. Therefore, we have well-established processes to monitor the financial health of our supply base. In the light of the ongoing global economic challenges for many suppliers, these tools have been enhanced in recent years. These enhancements help to ensure that the continuity of our production processes is guaranteed in our plants and DaimlerChrysler's financial risks are minimized. The possible remedial measures that can be taken range from more intensive discussion of specific financial parameters with the suppliers' top management to the joint design of new financing plans. In 2004, many suppliers experienced financial difficulties. Working closely together with our supplier partners, we were able to avoid production losses caused by this situation. A key enabler of our success is our supplier risk management process.

        In addition, as a result of our global procurement management, long-term contracts with key suppliers and close collaboration with reliable partners, we have the benefit of a broad spectrum of instruments for limiting the impact of rising raw-material prices on our production costs.

        Socially responsible behavior.    In connection with our purchasing activities, it is also very important for us to open up opportunities in the world's markets for minority suppliers and historically disadvantaged groups of people. Thus, for example, DaimlerChrysler's Board of Management Member for Global Procurement and Supply has also been active as Vice Chairman of the National Minority Supplier Development Council. This organization supports the growth of minority-owned businesses in the United States. In addition, the purchasing activities of

DaimlerChrysler in North America sourced goods and services worth over US $3 billion from minority-owned suppliers in 2004.

        DaimlerChrysler is also committed to the Black Economic Empowerment initiative in South Africa. With our support, it was possible to establish a joint venture between a German media-services provider and a black-owned South African printing company. In the fourth quarter of 2004, DaimlerChrysler also led a trade delegation to South Africa. Minority-owned automotive suppliers from the United States were introduced to local black business owners and entrepreneurs. This business mission should increase the economic vitality of the South African supply base.

DaimlerChrysler's Social Responsibility

Fotostory:

DaimlerChrysler is committed to its role in society.
 Social responsibility.

Clifford Panter is chief physician at the South African DaimlerChrysler plant in East London. In the mid-1990s, we started a comprehensive program to employees and their families in the fight against HIV/AIDS which is beginning to pay off. The infection rate in the workforce has clearly declined, and the number of deaths has been more than halved: a pioneering health project!

Text:

DaimlerChrysler assumes social responsibility -- Promotion of social, cultural, environmental and scientific projects -- Initiative to combat HIV/AIDS extended from South Africa to further locations -- New responsibility partnerships forged between political and social organizations and the business community

        Assuming responsibility as a global player and a good corporate citizen.    As a global corporation, DaimlerChrysler operates in all regions of the world. In so doing we are responsible for our activities not only to our shareholders, but also with respect to our employees and many external partners. After all, a company is successful only if it can survive in both the "products market" and the "opinions market." Wherever we live and work, DaimlerChrysler and its employees accept social responsibility. We are involved in numerous projects to improve people's living conditions on a sustainable basis.

        Promoting stability and ensuring that globalization is fair.    Ensuring a fair globalization process is of vital importance to our company. Affluence helps stabilize societies, weakens extremism and promotes dialogue between religions and cultures. In addition, the process of training employees and upgrading their skills is a stabilizing factor in a society. Last but not least, we serve as a model by acting in accordance with legal and ethical standards, particularly in countries where such standards have not yet been fully established. Accordingly, DaimlerChrysler has from the very start supported the United Nations Global Compact initiative launched by Kofi Annan and its principles, which include the recognition of human rights, the creation of humane working conditions, environmental protection and the fight against corruption. These principles are anchored in our "Social Responsibility Principles" and our "Integrity Code", and are valid for all our employees worldwide.

        Worldwide commitment in the fight against HIV/AIDS.    DaimlerChrysler is responsible for the well-being of its employees. It demonstrates this commitment, among other ways, through its involvement in the struggle against HIV/AIDS. In the mid-1990s, we introduced a workplace program in South Africa that is now regarded as exemplary, ensuring free medical treatment for all employees and members of their families infected with HIV. Information, prevention and reducing stigmatization of the people infected are key components of this program, through which we are now reaching some 30,000 people in South Africa. The positive results of this initiative encourage us to extend our fight against HIV/AIDS — adapted to local conditions — to other companies of the Group. The Chairman of our Board of Management, Jürgen E. Schrempp, has made a personal commitment to the struggle against HIV/AIDS. From 2002 to 2004, he headed the "Global Business Coalition on HIV/AIDS".

        The Global Sustainability Network.    We are striving to reconcile economic and social goals in the field of environmental protection. To improve the use of natural resources, we have established the Global Sustainability Network. The POEMA project in the Brazilian rainforest is searching for ways in which to use renewable resources in vehicle production. In Freiberg in Saxony (Germany), we are working to develop alternative drive systems using biomass. In India, we support research on the jatropha plant as a source of biodiesel. At the same time, this robust plant is also being used to counteract further soil erosion. In the Philippines, preparations are under way to use the local abaca fiber as a substitute for glass fiber in vehicle interiors and exteriors. Through the Global Sustainability Network, DaimlerChrysler is creating skilled jobs, caring for the environment, increasing the share of renewable resources in industrial production and preserving ecosystems.

        Making mobility safe.    Targeted specifically at children between the ages of eight and twelve, the MobileKids campaign we launched in 2001 provides youngsters with information on how to behave sensibly in traffic situations. The campaign consists of three main elements: a series of television commercials featuring international stars, an animated TV series called "The Nimbols", and a website (www.mobilekids.net). The project has also been expanded to countries outside Germany. For example, DaimlerChrysler Thailand has established a local traffic school along the lines of MobileKids.

        Employees' social commitment.    DaimlerChrysler promotes social commitment at all of its business locations. The DaimlerChrysler Corporation Fund supports numerous charitable and relief organizations in the NAFTA region in four fields of action: Community Vitality, Public Policy, Future Workforce and Employee Activities. In 2004, the Fund invested US $250,000 to reclaim land near the Toledo North Assembly Plant (home of the Jeep® Liberty and the Jeep® Wrangler) and build the nearby Liberty Park, which has pathways for cyclists and picnic places. DaimlerChrysler employees also volunteer their leisure time to improve their communities. For example, over 100 employees from the Jefferson North Assembly Plant (home of the Jeep® Grand Cherokee) and the Mack Engine Plant have renovated two residential facilities on the east side of Detroit.

        Transatlantic dialogue.    As a German-American company, we maintain the transatlantic dialogue in a variety of ways. For example, DaimlerChrysler is one of the main sponsors of the restoration of the Hotel de Talleyrand in Paris, where the Marshall Plan was drawn up after World War II. In 2004, the "Bridge New York-Berlin" initiative, a group of several German companies headed by DaimlerChrysler, fulfilled the promise made by Chancellor Schröder shortly after the terrorist attacks of September 11, 2001 to invite 1,000 New York students to spend time in Germany.

        Training network promotes intercultural exchange.    As languages, cultures and religions differ in almost every country, we see it as our duty to promote intercultural dialogue through our social activities. DaimlerChrysler has therefore established a learning and training network that enables a global transfer of knowledge. In addition to training sites in Kabul, Palestine and Tashkent, this effort also includes financial support for young people who are unable to pay for their education. We also maintain outstanding partnerships with a large number of Chinese universities. Since 1994, we have cooperated with the University of Beida, one of China's oldest and most internationally renowned universities.

        Promoting dialogue between cultures.    The Mondialogo project, which DaimlerChrysler has supported since 2003 in partnership with UNESCO, promotes intercultural dialogue and understanding, respect and acceptance among young people. Through this project, young people meet their peers from other parts of the world to share experiences and collaboratively solve problems. The Mondialogo School Contest carried out in 2004 became the largest contest of its kind worldwide, with more than 24,000 participants from 126 countries. The project's website has established itself as an information and discussion platform focusing on intercultural dialogue. Thousands of online reports and links with other portals direct interested users to www.mondialogo.org.

        Immediate disaster recovery aid.    To alleviate suffering in the regions affected by the tsunami in Asia of December 26, 2004, DaimlerChrysler provided aid worth €2 million within a very short time. In addition to this immediate assistance, we are also involved in measures with long-term effects such as rebuilding schools and orphanages. The DaimlerChrysler national companies also provided vehicles, which were urgently required to distribute the donated goods. Our employees' willingness to donate the world over was a sign of solidarity with the victims of the disaster.

Many pressing problems can only be overcome through joint action. This is why DaimlerChrysler is playing an active role in the creation of new "responsibility partnerships" with political and social organizations and the business community. These partnerships foster trust, reduce alienation and build bridges between different cultures and value systems.

Report of the Supervisory Board

        In seven meetings during the 2004 financial year, the Supervisory Board dealt in detail with the business situation of DaimlerChrysler and the strategic development of the Group and its divisions. The agendas of the meetings also included various individual issues that were dealt with and discussed together with the Board of Management.

        Cooperation between the Supervisory Board and the Board of Management.    In its meetings, the Supervisory Board was regularly and fully informed by the Board of Management on the situation of the Group, particularly its business and financial developments, personnel situation, investment plans and questions of fundamental business policy and strategy. The Board of Management presented the Group's key performance figures to the Supervisory Board in the form of monthly reports, and submitted in good time those issues that the Supervisory Board had identified as requiring its specific approval. The Supervisory Board was also kept fully informed of specific matters between its meetings. In addition, the Chairman of the Board of Management informed the Chairman of the Supervisory Board in regular individual discussions about all important developments and forthcoming decisions. The Supervisory Board also convened on several occasions without the Board of Management.

        In an environment in 2004 that featured only moderate growth in the "triad" markets, further gains by the euro against the US dollar, and rising raw-material prices, the Supervisory Board dealt in depth with the development of the individual divisions. Additional subjects of repeated discussion included the Group's policy on cooperation with Mitsubishi Motors Corporation (MMC), the development and installation of an electronic toll system for trucks in Germany by Toll Collect GmbH, and various business projects in China.

        Issues discussed at the meetings in the year 2004.    In the meeting held in February 2004, the Supervisory Board dealt with the audited 2003 financial statements of DaimlerChrysler AG, the 2003 consolidated financial statements, the 2003 management report of DaimlerChrysler AG, the 2003 Group management report and the proposal by the Board of Management on the appropriation of earnings. In this meeting, the Supervisory Board also discussed in detail the situation at MMC. As well as various matters concerning the Board of Management, a discussion took place on a revised offer to the German federal government concerning the introduction of an electronic toll system for trucks in Germany. Additionally, approval was granted for the sale by DaimlerChrysler Corporation of its New Venture Gear subsidiary.

        Three Supervisory Board meetings were held in April 2004. Various Supervisory Board and Board of Management matters were dealt with in the Supervisory Board meeting subsequent to the Annual Meeting. In an extraordinary meeting of the Supervisory Board held in the middle of April, the main topic was a decision on whether to provide further financial support to MMC. Following an intensive exchange of opinions with the Board of Management and within the Supervisory Board, the two Boards decided not to participate in the capital increase planned by MMC, but to continue with current alliance projects as far as possible. In the Supervisory Board meeting held at the end of April, the agenda included the recent developments at MMC and various Board of Management matters, as well as a report about the strategy of DaimlerChrysler Services, a report on the situation of the Mercedes Car Group, and relations with Hyundai Motor Company. Under clearly defined conditions, approval was granted to terminate the truck joint venture and the related truck-engine joint venture with Hyundai Motor Company, and to sell the Group's shares in this company.

        The focus of the meeting held in July was on the interim report for the first half of the year. In this context, the business development, structure and strategy of the Commercial Vehicles Division were described and discussed in detail. Another item on the agenda was information concerning the engagement of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, to conduct the external audit, and on the important audit issues determined by the Audit Committee in conjunction with KPMG. In addition, the Supervisory Board discussed various investments planned by the Group in China. Furthermore, decisions were made concerning negotiations on the acquisition of a majority share in Netherlands Car B.V. and transactions related to the fuel-cell alliance within Ballard Power Systems. Various Board of Management matters were dealt with also in the July meeting.

        In the meeting held in September, consultations centered on the development of the Chrysler Group. The Supervisory Board also received information on the progress of the project for the launch of the electronic toll system for trucks in Germany and on the work of the Executive Automotive Committee.

        In December, the main subjects for discussion were the operative planning for the period of 2005 through 2007 and the approval of a financing limit for the 2005 financial year. In this context, the Board of Management reported extensively to the Supervisory Board on the company's risk-monitoring system and its results. The Supervisory Board also received information on the formation of various joint ventures in China, and approved several projects in this context. Additional items on the agenda included a report on the Group's global procurement activities and consultations on an altered procedure for the publication of the annual results.

        Corporate governance. A number of corporate-governance issues were also dealt with in the December meeting. In this context, pursuant to Section 161 of the German Stock Corporation Act, the declaration of compliance with the German Corporate Governance Code in its version of May 21, 2003 was approved. Finally, there was a detailed discussion of the results of the efficiency evaluation of the Supervisory Board and its committees that was carried out in 2004.

        Relating to the decisions on further financial support for Mitsubishi Motors Corporation and for various consultations on Board of Management matters, the Supervisory Board sometimes convened without the presence of the Board of Management.

        Any potential conflicts of interest connected with the intended sale of New Venture Gear and the Group's involvement in Toll Collect arising due to other board positions held by some members of the Supervisory Board were avoided, since those members disclosed such positions to the entire Supervisory Board and did not participate in the discussions and voting on those topics.

        Report on the committees.    The Presidential Committee convened six times in 2004, and dealt in detail with various Board of Management matters. It also discussed the introduction of a new stock-based element of compensation for the Board of Management, the structure and function of which were discussed with the Supervisory Board and were then presented in summarized form to the Annual Meeting in April 2004. In addition, the Presidential Committee prepared the plenary meetings, dealt with questions of corporate governance, and participated in the efficiency evaluation of the Supervisory Board and its committees that was carried out at the end of the year.

        The Audit Committee met six times in 2004. Details of these meetings are given in a separate report of this committee. The Mediation Committee, a body formed in accordance with the stipulations of the German Codetermination Law, was not required to convene last year.

        The Supervisory Board was regularly informed about the work and, in particular, the decisions of the committees.

        Personnel changes in the Supervisory Board.    In April 2004, the Annual Meeting approved the proposal to reappoint the existing members of the Supervisory Board representing the shareholders. In accordance with a suggestion of the German Corporate Governance Code, the Supervisory Board proposed differing terms of office for these members. The Annual Meeting confirmed the proposed terms of office of five years for Messrs. Earl G. Graves, Victor Halberstadt, Peter A. Magowan, William A. Owens, Manfred Schneider, Bernhard Walter, Lynton R. Wilson and Mark Wössner. As proposed, Mr. Hilmar Kopper was appointed for another three years and Mr. Robert J. Lanigan for another two years as representatives of the shareholders. The Supervisory Board then approved the election of Mr. Hilmar Kopper as Chairman of the Supervisory Board, the election of Mr. Manfred Schneider as a member of the Mediation Committee and of the Presidential Committee, and the election of Mr. Hilmar Kopper and Mr. Bernhard Walter as members of the Audit Committee representing the shareholders. Subsequently, the Audit Committee elected Mr. Bernhard Walter as its Chairman.

        Personnel changes in the Board of Management.    During the year, the Supervisory Board took decisions on various Board of Management matters. At the beginning of the year, it was decided that with effect from December 16, 2004, Mr. Bodo Uebber would become a full member of the Board of Management and assume responsibility for the area of Finance and Controlling in addition to his responsibility for the DaimlerChrysler Services division. Mr. Thomas W. LaSorda was appointed as successor to Mr. Wolfgang Bernhard as a deputy member of the Board of Management of DaimlerChrysler AG with the position of Chief Operating Officer Chrysler Group, effective May 1, 2004 for a term of three years. Mr. Thomas Weber, responsible for the area of Research and Technology, was appointed as a full member of the Board of Management as of May 1, 2004, and given the additional responsibilty for the area of Passenger Car Development at the Mercedes Car Group.

        On April 7, 2004, following the Annual Meeting, the Supervisory Board approved the reappointment of Mr. Jürgen E. Schrempp as Chairman of the Board of Management of DaimlerChrysler AG with effect from April 7, 2005 for a term of an additional three years.

        The original intention of assigning responsibility for the Mercedes Car Group to Mr. Wolfgang Bernhard — from May 1, 2004 jointly with Mr. Jürgen Hubbert and from August 1, 2004 in sole responsibility — was revised by the Supervisory Board at the end of April, and Mr. Jürgen Hubbert was requested to retain responsibility for this area until further notice. In July, the Supervisory Board approved the early departure of Mr. Wolfgang Bernhard from the Board of Management of DaimlerChrysler AG by mutual consent with effect from July 29, 2004. It was also decided, as of October 1, 2004 to make Mr. Eckhard Cordes responsible for the Mercedes Car Group and Mr. Jürgen Hubbert for the Executive Automotive Committee. At the same time, Mr. Andreas Renschler was appointed as a full member of the Board of Management effective October 1, 2004 for a term of three years, with responsibility for the Commercial Vehicles Division.

        Mr. Manfred Gentz, previously responsible for Finance & Controlling, departed from the Board of Management of DaimlerChrysler AG upon the expiry of his term of office on December 15, 2004.

        On February 22, 2005, the Supervisory Board approved the reappointment of Mr. Thomas Weber with effect from January 1, 2006 for a term of an additional five years. The area of responsibility of Mr. Thomas Weber remains unchanged.

        Audit of the 2004 financial statements.    The DaimlerChrysler AG financial statements and the management report for 2004 were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, and were given an unqualified opinion. The same applies to the consolidated financial statements prepared according to US GAAP, which were supplemented with a group management report and additional notes pursuant to Section 292a of the German Commercial Code (HGB). Also in accordance with Section 292a of the HGB, the US GAAP consolidated financial statements presented in this report grant exemption from the obligation to prepare consolidated financial statements according to German law.

        The financial statements and the appropriation of earnings proposed by the Board of Management, as well as the auditors' report, were submitted to the Supervisory Board. They were thoroughly inspected by the Audit Committee and the Supervisory Board and discussed in the presence of the auditors. The Supervisory Board has declared itself in agreement with the results of the audit and has established that there are no objections to be made. The Supervisory Board has approved the financial statements presented by the Board of Management. The financial statements are thereby adopted. Finally, the Supervisory Board has also examined the appropriation of earnings proposed by the Board of Management and has consented to this proposal.

        Appreciation.    The Supervisory Board expresses its gratitude to the management, the departing members of the Board of Management, and in particular the employees of the DaimlerChrysler Group for their outstanding individual efforts and achievements in 2004.

Stuttgart-Möhringen, February 2005

The Supervisory Board

Hilmar Kopper
Chairman

Members of Supervisory Board

Hilmar Kopper
Frankfurt am Main
Chairman of the Supervisory Board
of DaimlerChrysler AG
Chairman

Erich Klemm1
Sindelfingen
Chairman of the Corporate Labor
Council, DaimlerChrysler Group
and DaimlerChrysler AG
Deputy Chairman

Prof. Dr. Heinrich Flegel1
Stuttgart
Director Research Materials and
Manufacturing, DaimlerChrysler AG,
Chairman of the Management
Representative Committee,
DaimlerChrysler Group

Nate Gooden1
Detroit
Vice President of the International
Union, United Automobile, Aerospace
and Agricultural Implement Workers
of America (UAW)

Earl G. Graves
New York
Publisher, Black Enterprise Magazine

Prof. Victor Halberstadt
Amsterdam
Professor of Public Economics
at Leiden University, Netherlands

Dr. Thomas Klebe1
Frankfurt am Main
Director Department for General Shop
Floor Policy and Codetermination,
German Metalworkers' Union (IG Metal)

Jürgen Langer1
Frankfurt am Main
Chairman of the Labor Council of
the Frankfurt/Offenbach Dealership,
DaimlerChrysler AG

Robert J. Lanigan
Toledo
Chairman Emeritus of Owens-Illinois,
Inc.; Founding Partner, Palladium Equity
Partners

Helmut Lense1
Stuttgart
Chairman of the Labor Council,
Untertürkheim Plant,
DaimlerChrysler AG

Peter A. Magowan
San Francisco
President of San Francisco Giants

William A. Owens
Kirkland
President and Chief Executive Officer
of Nortel Networks Corporation

Gerd Rheude1
Wörth
Chairman of the Labor Council,
Wörth Plant, DaimlerChrysler AG

Udo Richter1
Bremen
Chairman of the Labor Council,
Bremen Plant, DaimlerChrysler AG

Wolf Jürgen Röder1
Frankfurt am Main
Member of the Executive Council
of the German Metalworkers' Union
(IG Metal)

Dr. rer. pol. Manfred Schneider
Leverkusen
Chairman of the Supervisory Board
of Bayer AG

Stefan Schwaab1
Gaggenau
Vice Chairman of the Corporate
Labor Council, DaimlerChrysler
Group and DaimlerChrysler AG,
Vice Chairman of the Labor Council
Gaggenau Plant, DaimlerChrysler AG

Bernhard Walter
Frankfurt am Main
Former Spokesman of the Board of
Management of Dresdner Bank AG

Lynton R. Wilson
Toronto
Chairman of the Board of CAE Inc.;
Chairman of the Board of Nortel
Networks Corporation

Dr.- Ing. Mark Wössner
Munich
Former CEO and Chairman of the
Supervisory Board of Bertelsmann AG

Committees of the Supervisory Board:
Committee pursuant to Section 31,
Subsection 3 of the German Law
of Industrial Codetermination
Hilmar Kopper (Chairman)
Erich Klemm
Dr. rer. pol. Manfred Schneider
Dr. Thomas Klebe

Presidential Committee
Hilmar Kopper (Chairman)
Erich Klemm
Dr. rer. pol. Manfred Schneider
Dr. Thomas Klebe

Audit Committee
Bernhard Walter (Chairman)
Hilmar Kopper
Erich Klemm
Stefan Schwaab

1
Representative of the employees

Report of the Audit Committee

        The Audit Committee convened six times in the year 2004. Following discussions with the external auditor, who also attended those meetings, the Audit Committee consulted extensively on the financial statements and the consolidated financial statements for 2003 including the annual report on Form 20-F, the financial statements for the first half of 2004, and the interim reports on the first and the third quarters of 2004.

        The Audit Committee regularly examined the suitability, qualifications and independence of the external auditor. In this context, during the year, the Audit Committee monitored the compliance with the principles governing the approval of services provided by the external auditor. After receiving the approval of the Annual Meeting, the Audit Committee engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, to conduct the annual audit, negotiated the audit fee of the external auditor and determined the important audit issues for the year 2004.

        The Audit Committee was also occupied with the company's risk-monitoring system and with the reports and programs of the internal auditors.

        The Audit Committee regularly dealt with complaints and criticism with regard to accounting, the internal monitoring systems and the annual audit that were received confidentially, and if so desired anonymously, from DaimlerChrysler employees. In connection with this work, the Audit Committee received information and support from the Business Practices Office, which it also supervised. In addition, the Audit Committee regularly received reports on the implementation of the provisions of the Sarbanes-Oxley Act. In this context, the Audit Committee received reports, in a special meeting at the end of September for example, but also regularly in written form, on inquiries and investigations by the Securities and Exchange Commission (SEC) and on the related investigations taking place in the company, and supported the cooperation with the SEC.

        Furthermore, in 2004, the Audit Committee was occupied with new accounting standards and their interpretation, as well as with the status of the introduction within the company of the International Financial Reporting Standards. In addition, the Audit Committee conducted a specific self-evaluation of its activities.

        In February 2005, in the presence of the external auditor, the Audit Committee thoroughly examined the 2004 financial statements and related documents, the proposal by the Board of Management on the appropriation of earnings, and the audit report submitted by the external auditor, and recommended that the Supervisory Board approve those financial statements.

Stuttgart-Möhringen, February 2005

The Audit Committee

Bernhard Walter
Chairman

Corporate Governance at DaimlerChrysler

        Issues of company management and supervision are the subject of discussion by a wide spectrum of society under the heading of corporate governance. DaimlerChrysler welcomes the various initiatives aimed at raising general standards of corporate governance. Many of the resulting principles and recommendations have already been practiced for a long time at our company.

        As DaimlerChrysler is a company with its roots in both Germany and the United States, the Board of Management and the Supervisory Board aim to make DaimlerChrysler's corporate governance system more international and transparent. This purpose is also served by the details given on the following pages. Further information on corporate governance at DaimlerChrysler is available on the Internet at www.daimlerchrysler.com/corpgov_e.

        General conditions.    DaimlerChrysler is a stock corporation with its domicile in Germany. The legal framework for corporate governance therefore derives from German Law, particularly the Stock Corporation Law, the Codetermination Law and legislation concerning capital markets, as well as from the Memorandum and Articles of Incorporation of DaimlerChrysler AG.

        As our shares are listed on stock exchanges outside Germany, and in particular on the New York Stock Exchange (NYSE), we also have to adhere to those countries' capital-market legislation and the listing regulations applicable at those stock exchanges. The Sarbanes-Oxley Act of the United States of America is of particular significance in this respect. We are therefore in favor of the convergence of international stock-exchange regulations.

        A general description of the differences between DaimlerChrysler's corporate governance practices and those applicable to US companies under NYSE corporate governance listing standards is available on our website at www.daimlerchrysler.com/corpgov_e.

DaimlerChrysler's corporate bodies

        Shareholders and the Annual Meeting.    The company's shareholders exercise their rights and cast their votes at the Annual Meeting. Each share in DaimlerChrysler AG entitles its owner to one vote. There are no shares with multiple voting rights, no preferred or privileged stock, and no maximum voting rights.

        Various important decisions can only be taken by the Annual Meeting. These include the decision on the appropriation of distributable profits, the ratification of the actions of the members of the Board of Management and of the Supervisory Board, the election of the independent auditors and the election of members of the Supervisory Board. The Annual Meeting also takes decisions on amendments to the Memorandum and Articles of Incorporation, capital measures, and consent to certain intercompany agreements. The influence of the Annual Meeting on the management of the company is limited by law, however. The Annual Meeting can only take management decisions if it is requested to do so by the Board of Management.

        Separation of corporate management and supervision.    DaimlerChrysler AG is obliged by the German Stock Corporation Law to apply a dual management system featuring the strict separation of the two boards responsible for managing and for supervising the company (two-tier board). With this system, the company's Board of Management is responsible for the executive functions, while the Supervisory Board appoints, monitors and advises the Board of Management. No person may be a member of these two boards at the same time.

        The members of the Board of Management bear shared responsibility for managing the company, and the work of the Board of Management is coordinated by the Chairman of the Board of Management.

        The Supervisory Board is involved in decisions of fundamental importance, and the work of the Supervisory Board is coordinated by the Chairman of the Supervisory Board. Half of the members of the Supervisory Board are elected by the shareholders at the Annual Meeting. The other half comprises members who are elected by the company's German employees. The members representing the shareholders and the members representing the employees are equally obliged by law to act in the company's best interests.

        Supervisory Board.    In accordance with the German Codetermination Law, the Supervisory Board of DaimlerChrysler AG comprises twenty members. The Supervisory Board has formed three committees: the Presidential, the Audit and the Mediation Committee.

        The Presidential Committee has particular responsibility for the contractual affairs of the members of the Board of Management and determines their compensation. It also supports and advises the Chairman of the Supervisory Board and his deputy and prepares the meetings of the Supervisory Board.

        The Audit Committee deals with questions of accounting and risk management. It discusses the effectiveness of the internal controlling systems and regularly receives reports on the work of the Internal Audit department. It also discusses the interim financial statements and the annual financial statements, individual and consolidated, of DaimlerChrysler AG and the DaimlerChrysler Group. The Audit Committee makes recommendations concerning the selection of independent auditors, assesses such auditors' suitability and independence, and, after the independent auditor is elected by the Annual Meeting, commissions it to conduct the annual audit, negotiates an audit fee and determines the important audit issues of this audit. The Audit Committee receives reports from the independent auditors on any accounting matters that might be regarded as critical and on any differences of opinion with the Board of Management. In addition, it makes recommendations to the Supervisory Board, for example, concerning the appropriation of distributable profits and capital measures. Finally, the Audit Committee approves services provided by the independent auditors or affiliated companies to DaimlerChrysler AG or to companies of the DaimlerChrysler Group that are not directly related to the annual audit.

        The Mediation Committee is formed solely to perform the functions laid down in Section 31, Subsection 3 of the German Codetermination Law. Accordingly, it has the task of making proposals for the appointment of members of the Board of Management if a previously proposed appointment did not obtain the legally required majority of votes.

        Board of Management.    As of December 31, 2004, the Board of Management of DaimlerChrysler AG comprised eleven members. The Rules of Procedure define the areas of responsibility of the entire Board of Management, its Chairman and the individual members. The areas of responsibility of the individual Board of Management members are described on page 10 of this Annual Report. The structure of the Board of Management reflects the global orientation of the Group and its concentration on the automotive business, while facilitating a strong focus on markets and customers.

        Executive Automotive Committee.    The Executive Automotive Committee (EAC) was established as a committee of the Board of Management. The task of the EAC is to coordinate all crossdivisional automotive issues and to identify potential for improving efficiency. The EAC prepares Board of Management decisions and regularly informs the Board of Management of its activities (see pages 18).

        Chairman's Council.    The Chairman's Council, comprising ten internationally experienced representatives from the fields of politics and business, is headed by the Chairman of the Board of Management of DaimlerChrysler AG. The function of this committee is to advise the Board of Management, primarily on questions of global business strategy. The Chairman's Council combines elements of US and German corporate governance.

The principles guiding our activities

        Transparency.    DaimlerChrysler regularly informs shareholders, financial analysts, shareholders' associations, the media and the interested public on the situation of the Group and on any significant changes in its business.

        Information is made public according to the principle of fair disclosure. All new material facts that are communicated to financial analysts and institutional investors are simultaneously also made available to all shareholders and the interested public.

        If any information is made public outside Germany as a result of the regulations governing capital markets in the respective countries, we also make this information available without delay in Germany in the original version, or at least in English. In order to ensure that information is provided quickly, DaimlerChrysler makes full use of the Internet, but also of other methods of communication. All the dates of important disclosures (e.g. the Annual Report, interim reports, the Annual Meeting) are published in advance in a Finance Calendar. The Finance Calendar can be seen inside the rear cover of this Annual Report and on the Internet at www.daimlerchrysler.com/ir/calendar.

        In addition to its regular scheduled reporting, DaimlerChrysler reports, without delay and in accordance with applicable law, any so-called inside information which directly affects the company (ad-hoc disclosure).

        In accordance with the requirements of the law, DaimlerChrysler also reports without delay after receiving notification that by means of acquisition, disposal or any other method, the shareholding in DaimlerChrysler AG of any person or institution has reached, exceeded or fallen below 5, 10, 25, 50 or 75 percent of the company's voting rights.

        Any securities transactions conducted by members of the Board of Management or the Supervisory Board or certain senior officers who have regular access to inside information and who are authorized to take significant business decisions (or by related parties as defined by the German Securities Trading Law) are disclosed by DaimlerChrysler without delay after the company is informed of such transactions (directors' dealings), in accordance with the requirements of the German Securities Trading Law. The relevant details are given in the Notes to the Consolidated Financial Statements (see note 38), and, in accordance with the requirements of the law, are also available on the Internet at www.daimlerchrysler.com/corpgov_e.

        Integrity Code defines worldwide standards of behavior.    The Integrity Code is a guideline for behavior that has been in effect since 1999 and which was revised in 2003. It defines binding limits to the activities of all employees worldwide and is regularly referred to. Adherence to this code is monitored by the Internal Audit department. Among other things, the Integrity Code contains rules of conduct for international transactions and for any conflicts of interests that may occur, questions of equality, the exclusion of corruption, the role of internal monitoring systems, the right to the fulfillment of statutory standards, and other internal and external regulations.

        Code of Ethics.    In July 2003, the Supervisory Board approved a Code of Ethics for DaimlerChrysler AG. This code addresses the members of the Board of Management and a large number of senior officers who have a significant influence on planning and reporting in the context of the year-end and interim financial statements. The provisions of the code aim to prevent mistakes by the persons addressed and to promote ethical behavior as well as the complete, appropriate, accurate, timely and clear publication of information on the Group. The wording of the Code of Ethics can be seen on the Internet at www.daimlerchrysler.com/corpgov_e.

        Risk management.    DaimlerChrysler has a risk-management system commensurate with its position as a company with global operations (see pages 40 ff). The risk-management system is one component of the overall planning, controlling and reporting process. Its goal is to enable the company's management to recognize significant risks at an early stage and to initiate appropriate countermeasures in a timely manner. The Chairman of the Supervisory Board has regular contacts with the Board of Management not only to discuss the Group's strategy and business developments, but also to discuss the issue of risk management. The Internal Audit department monitors adherence to the legal framework and Group standards by means of targeted audits, and, if required, initiates appropriate actions.

        Accounting principles.    The consolidated financial statements of the DaimlerChrysler Group are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). Details of US GAAP can be found in the Notes to the Consolidated Financial Statements (see note 1)

        The year-end financial statements of DaimlerChrysler AG, which is the parent company, are prepared in accordance with the accounting guidelines of the German Commercial Code (HGB). Both sets of financial statements are audited by an independent company of auditors.

Compensation Report

        The Compensation Report summarizes the principles that are applied to determine the compensation of the Board of Management of DaimlerChrysler AG and explains the level and structure of its members' compensation.

        Furthermore, the principles and level of the compensation of the Supervisory Board are also described, and details are given of DaimlerChrysler shares owned by the Board of Management and the Supervisory Board.

Compensation of the Board of Management

        Responsibility.    Responsibility for determining the structure and level of compensation of the Board of Management of DaimlerChrysler AG is delegated by the Supervisory Board to the Presidential Committee (see page 87). The principles to be applied have been laid down by the Supervisory Board in the Rules of Procedure for the Presidential Committee. If requested by the Committee, the Supervisory Board also holds discussions on the structure of the compensation system for the Board of Management and regularly reviews this structure.

        Goals.    The aim of the compensation system for the Board of Management is to compensate the members of the Board of Management commensurately with their areas of activity and responsibility when compared internationally. The system should also clearly and directly reflect in the variability of compensation the joint and individual performance of the Board of Management members and the success of the Group.

        For this purpose, the compensation system comprises a base salary, an annual bonus and an element of stock-based compensation. The latter was granted for the last time in the 2004 financial year in the form of a three-year performance plan as a medium-term incentive and a stock option plan as a long-term incentive. As of 2005, the variable element of compensation with a long-term incentive effect and risk component will be redesigned (see note 38).

        In order to ensure the competitiveness and appropriateness of Board of Management compensation, its structure, the individual components and the total compensation are reviewed each year in relation to a benchmark group of companies in the United States and Europe. For this purpose, the Presidential Committee is regularly assisted by external consultants.

        Structure of Board of Management compensation.    The Board of Management compensation in 2004 consisted of four components, set out below:

  •
  The fixed base salary, paid in 12 monthly installments, is related to the area of responsibility of each Board of Management member. This results in differing base salaries taking into consideration each area's strategic and operative responsibility.

  •
  The annual bonus is a variable cash compensation, the level of which is related to the fixed base salary and varies in relation to the degree to which DaimlerChrysler's planned operating profit has been achieved. Additional goals may also be taken into account, such as the development of total shareholder return. When setting the level of the annual bonus, the Presidential Committee of the Supervisory Board also has the possibility to reflect the Board of Management members' individual performance, which is not directly reflected in the performance of the Group, with a supplementary payment or a deduction of up to 25%. The operating profit target is determined annually in advance on the basis of the planning approved by the Supervisory Board.

        The stock-based compensation in the year 2004 was based for the last time on two components: the medium term incentive and the stock option plan.

  •
  The idea behind the medium-term incentive (MTI) is to reflect the mid-term development of the company within a three-year perspective in Board of Management compensation. The MTI is determined by two equally weighted comparative parameters. The first is the relative positioning of return on sales compared with selected competitors. At present, these are BMW, Ford, GM, Honda, Toyota and VW. The second is the return on net assets compared with the target set in the approved planning. The MTI is also linked to the share-price development. This is effected by allocating phantom shares. For these phantom shares, a dividend equivalent is paid during the period of the plan. At the end of the three-year period, the number of phantom shares is determined depending on the aforementioned parameters. The amount to be paid out is calculated by multiplying the number of phantom shares by the share price at that time.

  •
  The DaimlerChrysler stock option plan is a component of long-term incentive compensation. The options granted in the context of this plan can be exercised at a pre-determined reference price per DaimlerChrysler share, plus a 20% premium. Half of the options can be exercised two years after being granted and the other half one year later. Options not exercised become void ten years after they were granted. If the market price per DaimlerChrysler ordinary share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%. For long-term variable compensation granted as of the year 2004, the Presidential Committee can reserve the right to impose a possible limit in the case of extraordinary, unforeseeable developments.

        In connection with the allocation of stock-based compensation, retroactive changes of performance targets or comparison parameters are expressly excluded. Further information on stock-based compensation can be found in the Notes to the Consolidated Financial Statements under Note 24.

        Guidelines for share ownership.    As a supplement to these four components of Board of Management compensation, the Presidential Committee of the Supervisory Board of DaimlerChrysler AG has approved Stock Ownership Guidelines for the Board of Management, under which the members of the Board of Management are required to invest a portion of their private assets in DaimlerChrysler shares within a period of several years and to hold these shares until the end of their Board of Management membership.

        Total Board of Management compensation in 2004.    The total compensation paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The total remuneration in 2004 for the members of the Board of Management of DaimlerChrysler AG amounted to €31.6 million, of which €11.8 million is fixed and €19.8 million is short-term and mid-term incentive compensation components. These figures relate to the members active at the end of the year and pro rata to the members who departed from the Board of Management during the year.

        In 2004, 1.265 million stock options from the Stock Option Plan 2000 were for the last time granted to the members of the Board of Management as a long-term compensation component. Also in 2004, 395,000 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan.

        The so-called fair value of the stock options and performance-based awards on the day they were allocated in 2004 amounts to €7.85 per option and €36.31 per performance-based award. Whether, when and in what amount the allocated stock options or performance based awards are actually paid out depends on future share price and dividend developments and on the fulfillment of the set targets. Except for the stock option plan granted in 2003 (vesting period not yet expired, however), the options' exercise price had not been achieved by December 31, 2004, i.e. the participants were unable to exercise their options. Further information on Board of Management compensation can be found in the Notes to the Consolidated Financial Statements under Note 38.

        New stock-based compensation as of the 2005 financial year.    The new component of compensation is linked to the long-term development of corporate value. The new program is based on the principles of performance orientation, benchmark comparison and share ownership.

        This is achieved on the one hand by a performance-based model of four year's duration, which builds upon internationally accepted performance measures. Target achievement is oriented towards the return on net assets that is actually achieved by the Group and on its return on sales compared with selected vehicle manufacturers (BMW, Ford, GM, Honda, Iveco, Toyota, Volvo and VW).

        Due to the allocation of phantom shares, the development of DaimlerChrysler's share price is also taken into consideration. After three years, the number of phantom shares is calculated from the degree of target achievement. These phantom shares must then be held for one more year. After four years, the amount to be paid out is calculated by multiplying the number of phantom shares by the share price valid at that time.

        The members of the Board of Management have to use a quarter of this gross amount paid out to purchase "real" shares in the company. These shares have to be held until the end of their Board of Management membership.

        Composition of Board of Management compensation as of the year 2005.    Thus, as of the year 2005, Board of Management compensation comprises the three components of base salary, annual bonus and long-term stock-based compensation as described above.

        Pensions.    The pension agreements of the current Board of Management members with DaimlerChrysler AG include a commitment to an annual retirement pension which is calculated as a percentage of the fixed annual base salary.

        In 2004, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to €17.4 million. An amount of €203.8 million has been accrued for pension obligations to former members of the Board of Management and their survivors.

        The aggregate amount accrued by us during the year ended December 31, 2004, to provide pension, retirement and similar benefits for the members of the Board of Management was €9.0 million.

        Sideline activities of the Board of Management members.    Members of the Board of Management require the consent of the Chairman of the Supervisory Board before commencing any sideline activities. This ensures that neither the time required nor the compensation paid for such activities leads to a conflict with the members' duties to the Group.

        Insofar as such sideline activities are memberships of other supervisory boards or comparable boards, these are disclosed in the financial statements of DaimlerChrysler AG and on the Internet.

        No compensation is paid to Board of Management members for other positions held at companies of the Group.

Compensation of the Supervisory Board

        Supervisory Board compensation in 2004.    The compensation of the Supervisory Board is determined by the Annual Meeting of DaimlerChrysler AG and is governed by the company's Articles of Incorporation. The current regulation lays down that the members of the Supervisory Board receive, in addition to the refund of their expenses and the costs of any value added tax incurred by them in the performance of their office, a fixed compensation of €75,000, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for the chairmen of other Supervisory Board committees and 1.3 times this amount for members of the Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he shall be remunerated solely according to the function with the highest compensation. The individual compensation of the members of the Supervisory Board is shown in the table on the right.

        The members of the Supervisory Board and its committees receive a meeting fee of €1,100 for each Supervisory Board meeting and committee meeting that they attend.

        Except for the compensation paid to employee representatives within the Supervisory Board in accordance with their contracts of employment, no compensation was paid for services provided personally beyond the aforementioned Supervisory Board activities, in particular for advisory or agency services.

        The compensation paid in 2004 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.0 million.

Compensation of the Members of the Supervisory Board

Name	Position	Total 2004

		€

Hilmar Kopper	Chairman of the Supervisory Board	245,900
Erich Klemm[1]	Deputy Chairman of the Supervisory Board	170,900
Heinrich Flegel	Member of the Supervisory Board	82,700
Nate Gooden[2]	Member of the Supervisory Board	79,400
Earl G. Graves	Member of the Supervisory Board	80,500
Victor Halberstadt	Member of the Supervisory Board	82,700
Thomas Klebe[1]	Member of the Supervisory Board and of the Presidential Committee	111,800
Jürgen Langer[1]	Member of the Supervisory Board	82,700
Robert J. Lanigan	Member of the Supervisory Board	80,500
Helmut Lense[1]	Member of the Supervisory Board	82,700
Peter A. Magowan	Member of the Supervisory Board	80,500
William A. Owens	Member of the Supervisory Board	81,600
Gerd Rheude[1]	Member of the Supervisory Board	82,700
Udo Richter[1]	Member of the Supervisory Board	82,700
Wolf Jürgen Röder[1]	Member of the Supervisory Board	82,700
Manfred Schneider	Member of the Supervisory Board and of the Presidential Committee	109,600
Stefan Schwaab[1]	Member of the Supervisory Board and of the Audit Committee	111,800
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee (since April 7, 2004)	149,286
Lynton R. Wilson[3]	Member of the Supervisory Board	81,600
Mark Wössner	Member of the Supervisory Board	81,600
1
The members representing the employees have stated that their compensation should be paid to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation.
2
Mr. Gooden abstained from his compensation and meeting fees. At his request, these amounts were transferred directly to the Hans-Böckler Foundation.
3
Mr. Wilson also receives €5,258 for his activity as member of the Supervisory Board of DaimlerChrysler Canada Inc.

Shares held by the Board of Management and Supervisory Board

        Shares held by the Board of Management.    Pursuant to Section 15a of the German Securities Trading Law (WpHG), among other persons, members of the Board of Management and persons who are in a close relationship to members of the Board of Management are obliged to disclose significant acquisitions and disposals of DaimlerChrysler shares, related options and other derivatives. The transactions reported and disclosed by the Board of Management members in 2004 are shown in the Notes to the Consolidated Financial Statements under Note 38.

        As of December 31, 2004, the current members of the Board of Management held a total of 10.4 million shares, options or stock appreciation rights of DaimlerChrysler AG (1.027% of the shares issued).

        Shares held by the Supervisory Board.    The aforementioned regulation of Section 15a of the German Securities Trading Law (WpHG) also applies to the members of the Supervisory Board. In 2004, no transactions subject to disclosure were reported by the Supervisory Board.

        As of December 31, 2004, the current members of the Supervisory Board held a total of 0.1 million shares, options or stock appreciation rights of DaimlerChrysler AG (0.012% of the shares issued).

        Loans to members of the Board of Management or Supervisory Board.    In 2004, no advances or loans existed to members of the Board of Management or the Supervisory Board of DaimlerChrysler AG.

Declaration of Compliance with
the German Corporate Governance Code

        Section 161 of the German Stock Corporation Act (AktG) requires the Board of Management and the Supervisory Board of listed stock corporations to declare each year that the recommendations of the "German Corporate Governance Code Government Commission" published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette have been and are being followed or, if not, which recommendations have not been or are not being applied. Shareholders must be given permanent access to these declarations.

        The German Corporate Governance Code ("Code") contains rules with varying binding effects. Apart from outlining aspects of the current German Stock Corporation Act, it contains recommendations from which companies are permitted to deviate. However, if they do so, they must disclose this each year. The Code also contains suggestions which can be ignored without giving rise to any disclosure requirement.

        The Board of Management and the Supervisory Board of DaimlerChrysler AG have decided to disclose not only deviations from the Code's recommendations (see I.) but also — without being legally obliged to do so — deviations from its suggestions (see II.).

        The Board of Management and the Supervisory Board of DaimlerChrysler AG declare that both the recommendations and the suggestions of the "German Corporate Governance Code Government Commission", in effect as of May 21, 2003, published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette, have been and are being followed. The Board of Management and the Supervisory Board also intend to follow the recommendations and suggestions of the German Corporate Governance Code in the future. Only the following recommendations and suggestions have not been and are not being applied:

I. Deviations from the Recommendations of the German Corporate Governance Code

        Deductible with the D&O insurance (Code Clause 3.8, Paragraph 2)    The Directors' and Officers' Liability (D&O) insurance obtained by DaimlerChrysler AG for the Board of Management and the Supervisory Board does not provide any insurance cover for intentional acts and omissions or for breaches of duty knowingly committed.

        Insurance cover is limited to negligent breaches of duty by members of the Board of Management and Supervisory Board, so that this is the only context in which the question of the agreement of a deductible arises.

        It is not advisable to agree on a deductible for negligence on the part of the members of the Supervisory Board, as DaimlerChrysler AG endeavors to staff its Supervisory Board with prominent members of the community from Germany and abroad who have extensive business experience, and the company may be impeded in this aim if members of its Supervisory Board have to accept far-reaching liability risks for potential negligence. The fact that a deductible is fairly unusual in other countries makes this even more of a problem.

        On the part of members of the Board of Management, the D&O insurance of DaimlerChrysler AG envisages a deductible for cases of ordinary or gross negligence. Moreover, in cases of a grossly negligent breach of duty by a member of the Board of Management, the Presidential Committee of the Supervisory Board which is responsible for the Board of Management's service contracts may agree to make a percentage deduction from the variable portion of the compensation of the member of the Board of Management concerned. In terms of its overall financial result, this would be the same as an additional deductible. In the view of DaimlerChrysler AG, this rule enables individual cases to be judged more fairly on their merits than the blanket approach of the Code.

        Individualized reporting of Board of Management compensation (Code Clause 4.2.4)    As in the past, the compensation for the Board of Management is not reported individually. The compensation of the Board of Management has been and will be reported, broken down into fixed and variable elements and into components with a long-term incentive effect. This information is crucial for assessing whether the division of such compensation between fixed and performance-related components is appropriate and whether the structure of such compensation provides adequate incentives for the Board of Management. As the Board of Management operates according to the principle of collective responsibility, the incentives provided for the Board of Management as a whole are the decisive factor, not those for each individual member. Another factor is that listing these details individually could lead to a leveling of performance-related and task-related differences in compensation.

        Approval of sideline activities (Code Clause 4.3.5)    For reasons of practicality, approval of sideline activities by members of the Board of Management, has been and will be granted not by the whole Supervisory Board, but by its Chairman. The Presidential Committee of the Supervisory Board is informed of the decisions of the Chairman of the Supervisory Board in this matter.

        Compensation of the Supervisory Board (Code Clause 5.4.5, Paragraphs 2 and 3)    The decision on the introduction of performance-related compensation for the members of the Supervisory Board will be taken at a later date. This is particularly due to the fact that the ways by which criteria for the assessment of success can adequately be structured are subject to substantial legal uncertainties.

        An individualized listing of the Supervisory Board's compensation subdivided according to its components as well as other advantages granted for services provided individually will be reported starting with the financial year 2004.

II. Deviations from the Suggestions of the German Corporate Governance Code

        Proxy voting at the Annual Meeting (Code Clause 2.3.3)    As of the Annual Meeting to be convened in 2005, it shall be possible to contact the representative appointed by the company to vote on behalf of the shareholders until shortly before the voting procedure is started.

        Broadcast of the Annual Meeting (Code Clause 2.3.4)    The Annual Meeting of DaimlerChrysler AG will be broadcast on the internet until the end of the Board of Management's report. Continuing the broadcast after this point, particularly the broadcast of individual shareholders' spoken contributions, could be construed as interference in those shareholders' privacy rights. For this reason the company has decided not to broadcast this part of the Annual Meeting.

        Chairman of the Audit Committee (Code Clause 5.2)    Until the Annual Meeting in 2004, the Chairman of the Supervisory Board chaired the Audit Committee. With the election of the new shareholders' representatives to the Supervisory Board, Bernhard Walter — who is nominated as Financial Expert — was elected as Chairman of the Audit Committee.

        Differing terms of office of the members of the Supervisory Board (Code Clause 5.4.4)    Differing terms of office were introduced with the 2004 election of the shareholders' representatives on the Supervisory Board.

        Variable compensation of the Supervisory Board relating to the company's long-term success (Code Clause 5.4.5)    The decision on performance-related compensation will be taken at a later date, see also the comments on I. Clause 5.4.5

Stuttgart, December 2004

The Board of Management The Supervisory Board

Consolidated Financial Statements

Statement by the Board of Management	98
Report of Independent Registered Public Accounting Firm	99
Consolidated Statements of Income (Loss)	100
Consolidated Balance Sheets	102
Consolidated Statements of Changes in Stockholders' Equity	103
Consolidated Statements of Cash Flows	104
Consolidated Fixed Assets Schedule	106
Notes to Consolidated Financial Statements	108
Basis of Presentation	108
Summary of Significant Accounting Policies	108
Presentation of Receivables from Financial Services in Consolidated Statements of Cash Flows	116
Scope of Consolidation, Certain Variable Interest Entities, and Significant Equity Method Investments	117
Acquisitions and Dispositions	124
Notes to Consolidated Statements of Income (Loss)	127
Functional Costs and Other Expenses	127
Other Income	129
Turnaround Plan for the Chrysler Group	129
Financial Income (Expense), net	132
Income Taxes	133
Discontinued Operations	137
Cumulative Effects of Changes in Accounting Principles	137
Notes to Consolidated Balance Sheets	137
Goodwill	137
Other Intangible Assets	137
Property, Plant and Equipment, net	139
Equipment on Operating Leases, net	139
Inventories	140
Trade Receivables	140
Receivables from Financial Services	141
Other Assets	142
Securities, Investments and Long-Term Financial Assets	143
Liquid Assets	145

Prepaid Expenses	146
Stockholders' Equity	146
Stock-Based Compensation	148
Accrued Liabilities	151
Financial Liabilities	163
Trade Liabilities	164
Other Liabilities	164
Deferred Income	164
Notes to Consolidated Statements of Cash Flows	165
Consolidated Statements of Cash Flows	165
Other Notes	165
Legal Proceedings	165
Contingent Obligations and Commercial Commitments	170
Information About Financial Instruments and Derivatives	172
Retained Interests in Sold Receivables and Sales of Finance Receivables	176
Segment Reporting	179
Earnings (Loss) per Share	184
Related Party Transactions	184
Compensation and Share Ownership of the Members of the Board of Management and the Supervisory Board and Further Additional Information Concerning German Corporate Governance Code	186

Preliminary Note

        The accompanying consolidated financial statements (consolidated balance sheets as of December 31, 2004 and 2003, consolidated statements of income (loss), cash flows and changes in stockholders' equity for each of the financial years 2004, 2003 and 2002) were prepared in accordance with US generally accepted accounting principles (US GAAP).

        In order to comply with Section 292a of the HGB (German Commercial Code), the consolidated financial statements were supplemented with a consolidated business review report and additional explanations. Therefore, the consolidated financial statements, which have to be filed with the Commercial Register and published in the Federal Gazette, comply with the Fourth and Seventh Directive of the European Community. For the interpretation of these directives we relied on the statement by the German Accounting Standards Committee.

        The consolidated financial statements and the consolidated business review report as of December 31, 2004, prepared in accordance with Section 292a of the HGB (German Commercial Code) and filed with the Commercial Register in Stuttgart under the number HRB 19 360, will be provided to shareholders on request.

Statement by the Board of Management

The Board of Management of DaimlerChrysler AG is responsible for preparing the accompanying financial statements.

        We have implemented effective controlling and monitoring systems to guarantee compliance with accounting principles and the adequacy of reporting. These systems include the application of uniform guidelines group-wide, the use of reliable software, the selection and training of qualified personnel, and regular reviews by our internal auditing department.

        In accordance with German legal requirements we have integrated the group's early warning systems into a risk management system. This enables the Board of Management to identify significant risks at an early stage and to initiate appropriate measures. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the consolidated financial statements, which were prepared in accordance with US generally accepted accounting principles, and issued an unqualified audit report.

        Together with the independent auditors, the Supervisory Board's Audit Committee examined and discussed the consolidated financial statements including the business review report and the auditors' report in depth. Subsequently, the entire Supervisory Board reviewed the documentation related to the consolidated financial statements. The result of this examination is included in the Report of the Supervisory Board.

Jürgen E. Schrempp Bodo Uebber

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board
DaimlerChrysler AG:

        We have audited the accompanying consolidated balance sheets of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of DaimlerChrysler's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DaimlerChrysler as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

        As described in Note 1 to the consolidated financial statements, DaimlerChrysler changed its method of accounting for stock-based compensation in 2003. As described in Notes 3 and 11 to the consolidated financial statements, DaimlerChrysler also adopted the required portions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities — an interpretation of ARB No. 51", in 2003. As described in Note 11 to the consolidated financial statements, DaimlerChrysler adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," in 2002.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Prof. Dr. Wiedmann Wirtschaftsprüfer
Krauß Wirtschaftsprüfer

Stuttgart, Germany
February 21, 2005

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

		Consolidated
		Year ended December 31,
	Note	2004	2004	2003	2002
(in millions, except per share amounts)	(Note 1) $		€	€	€

Revenues	35.	192,319	142,059	136,437	147,368

Cost of sales	5.	(155,100)	(114,567)	(109,926)	(119,624)

Gross profit		37,219	27,492	26,511	27,744

Selling, administrative and other expenses	5.	(24,330)	(17,972)	(17,772)	(18,166)

Research and development		(7,660)	(5,658)	(5,571)	(5,942)

Other income	6.	1,211	895	689	777

Turnaround plan expenses — Chrysler Group	7.	(196)	(145)	(469)	(694)

Income before financial income		6,244	4,612	3,388	3,719

Impairment of investment in EADS		—	—	(1,960)	—

Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004 and gain on issuance of related company stock of €24 in 2003)		(1,458)	(1,077)	(832)	2,206

Financial income (expense), net	8.	(1,458)	(1,077)	(2,792)	2,206

Income (loss) before income taxes		4,786	3,535	596	5,925

Income tax expense	9.	(1,594)	(1,177)	(979)	(1,115)

Minority interests		146	108	(35)	(15)

Income (loss) from continuing operations		3,338	2,466	(418)	4,795

Income from discontinued operations, net of taxes	10.	—	—	14	82

Income on disposal of discontinued operations, net of taxes	10.	—	—	882	—

Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes	11.	—	—	(30)	(159)

Net income (loss)		3,338	2,466	448	4,718

Earnings per share	36.

Basic earnings per share

Income (loss) from continuing operations		3.29	2.43	(0.41)	4.76

Income from discontinued operations		—	—	0.01	0.08

Income on disposal of discontinued operations		—	—	0.87	—

Cumulative effects of changes in accounting principles		—	—	(0.03)	(0.16)

Net income		3.29	2.43	0.44	4.68

Diluted earnings per share

Income (loss) from continuing operations		3.29	2.43	(0.41)	4.74

Income from discontinued operations		—	—	0.01	0.08

Income on disposal of discontinued operations		—	—	0.87	—

Cumulative effects of changes in accounting principles		—	—	(0.03)	(0.15)

Net income		3.29	2.43	0.44	4.67

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Statements of Income (Loss)

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2004	2003	2002	2004	2003	2002
€	€	€	€	€	€	(in millions, except per share amounts)

128,133	122,397	131,668	13,926	14,040	15,700	Revenues

(103,771)	(98,937)	(106,443)	(10,796)	(10,989)	(13,181)	Cost of sales

24,362	23,460	25,225	3,130	3,051	2,519	Gross profit

(16,741)	(16,374)	(16,451)	(1,231)	(1,398)	(1,715)	Selling, administrative and other expenses

(5,658)	(5,571)	(5,942)	—	—	—	Research and development

833	637	709	62	52	68	Other income

(145)	(469)	(694)	—	—	—	Turnaround plan expenses — Chrysler Group

2,651	1,683	2,847	1,961	1,705	872	Income before financial income

—	(1,960)	—	—	—	—	Impairment of investment in EADS

(1,043)	(775)	2,325	(34)	(57)	(119)	Other financial income (expense), net (therein loss on issuance of associated company stock of €135 in 2004 and gain on issuance of related company stock of €24 in 2003)

(1,043)	(2,735)	2,325	(34)	(57)	(119)	Financial income (expense), net

1,608	(1,052)	5,172	1,927	1,648	753	Income (loss) before income taxes

(442)	(352)	(738)	(735)	(627)	(377)	Income tax expense

113	(30)	(12)	(5)	(5)	(3)	Minority interests

1,279	(1,434)	4,422	1,187	1,016	373	Income (loss) from continuing operations

—	14	82	—	—	—	Income from discontinued operations, net of taxes

—	882	—	—	—	—	Income on disposal of discontinued operations, net of taxes

—	(30)	(124)	—	—	(35)	Cumulative effects of changes in accounting principles: transition adjustments resulting from adoption of FIN 46R and SFAS 142, net of taxes

1,279	(568)	4,380	1,187	1,016	338	Net income (loss)

						Earnings per share

						Basic earnings per share

						Income (loss) from continuing operations

						Income from discontinued operations

						Income on disposal of discontinued operations

						Cumulative effects of changes in accounting principles

						Net income

						Diluted earnings per share

						Income (loss) from continuing operations

						Income from discontinued operations

						Income on disposal of discontinued operations

						Cumulative effects of changes in accounting principles

						Net income

1      Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

DAIMLERCHRYSLER AG AND SUBSIDIARIES
Consolidated Balance Sheets

		Consolidated			Industrial Business[1]		Financial Services[1]
		At December 31,			At December 31,		At December 31,
(in millions)	Note	2004	2004	2003	2004	2003	2004	2003

	(Note 1) $		€	€	€	€	€	€

Assets

Goodwill	12.	2,712	2,003	1,816	1,945	1,757	58	59

Other intangible assets	13.	3,616	2,671	2,819	2,602	2,731	69	88

Property, plant and equipment, net	14.	46,031	34,001	32,917	33,835	32,761	166	156

Investments and long-term financial assets	20.	9,535	7,043	8,748	6,767	8,416	276	332

Equipment on operating leases, net	15.	36,160	26,711	24,385	3,099	2,890	23,612	21,495

Fixed assets		98,054	72,429	70,685	48,248	48,555	24,181	22,130

Inventories	16.	22,733	16,792	14,948	15,317	13,560	1,475	1,388

Trade receivables	17.	9,410	6,951	6,081	6,755	5,851	196	230

Receivables from financial services	18.	76,876	56,785	52,638	—	—	56,785	52,638

Other assets	19.	17,497	12,924	15,848	9,209	11,129	3,715	4,719

Securities	20.	5,258	3,884	3,268	3,474	2,801	410	467

Cash and cash equivalents	21.	10,520	7,771	11,017	6,771	9,719	1,000	1,298

Non-fixed assets		142,294	105,107	103,800	41,526	43,060	63,581	60,740

Deferred taxes	9.	5,591	4,130	2,688	3,988	2,527	142	161

Prepaid expenses	22.	1,395	1,030	1,095	953	1,002	77	93

Total assets (thereof short-term 2004: €68,597; 2003: €65,051)		247,334	182,696	178,268	94,715	95,144	87,981	83,124

Liabilities and stockholders' equity

Capital stock		3,565	2,633	2,633

Additional paid-in capital		10,887	8,042	7,915

Retained earnings		40,657	30,032	29,085

Accumulated other comprehensive loss		(9,701)	(7,166)	(5,152)

Treasury stock		—	—	—

Stockholders' equity	23.	45,408	33,541	34,481	25,439	26,361	8,102	8,120

Minority interests		1,231	909	470	885	454	24	16

Accrued liabilities	25.	56,272	41,566	39,172	40,506	38,439	1,060	733

Financial liabilities	26.	103,728	76,620	75,690	8,680	11,779	67,940	63,911

Trade liabilities	27.	17,483	12,914	11,583	12,704	11,359	210	224

Other liabilities	28.	11,788	8,707	8,805	6,095	6,030	2,612	2,775

Liabilities		132,999	98,241	96,078	27,479	29,168	70,762	66,910

Deferred taxes	9.	2,963	2,189	2,736	(3,989)	(3,377)	6,178	6,113

Deferred income	29.	8,461	6,250	5,331	4,395	4,099	1,855	1,232

Total liabilities (thereof short-term 2004: €77,928; 2003: €70,542)		201,926	149,155	143,787	69,276	68,783	79,879	75,004

Total liabilities and stockholders' equity		247,334	182,696	178,268	94,715	95,144	87,981	83,124

1      Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

				Accumulated other comprehensive loss
(in millions of €)	Capital stock	Additional paid-in capital	Retained earnings	Cumulative translation adjustment	Available- for-sale securities	Derivative financial instruments	Minimum pension liability	Treasury stock	Total

Balance at January 1, 2002	2,609	7,319	26,441	3,850	61	(337)	(906)	—	39,037

Net income	—	—	4,718	—	—	—	—	—	4,718
Other comprehensive income (loss)	—	—	—	(3,238)	(135)	1,402	(6,301)	—	(8,272)

Total comprehensive loss									(3,554)

Stock based compensation	—	57	—	—	—	—	—	—	57
Issuance of shares upon conversion of notes	24	482	—	—	—	—	—	—	506
Purchase of capital stock	—	—	—	—	—	—	—	(49)	(49)
Re-issuance of treasury stock	—	—	—	—	—	—	—	49	49
Dividends	—	—	(1,003)	—	—	—	—	—	(1,003)
Other	—	(39)	—	—	—	—	—	—	(39)

Balance at December 31, 2002	2,633	7,819	30,156	612	(74)	1,065	(7,207)	—	35,004

Net income	—	—	448	—	—	—	—	—	448
Other comprehensive income (loss)	—	—	—	(1,561)	407	1,162	444	—	452

Total comprehensive income									900

Stock based compensation	—	95	—	—	—	—	—	—	95
Issuance of shares upon conversion of notes	—	1	—	—	—	—	—	—	1
Purchase of capital stock	—	—	—	—	—	—	—	(28)	(28)
Re-issuance of treasury stock	—	—	—	—	—	—	—	28	28
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2003	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481

Net income	—	—	2,466	—	—	—	—	—	2,466
Other comprehensive loss	—	—	—	(691)	(206)	(369)	(748)	—	(2,014)

Total comprehensive income									452

Stock based compensation	—	127	—	—	—	—	—	—	127
Purchase of capital stock	—	—	—	—	—	—	—	(30)	(30)
Re-issuance of treasury stock	—	—	—	—	—	—	—	30	30
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)

Balance at December 31, 2004	2,633	8,042	30,032	(1,640)	127	1,858	(7,511)	—	33,541

The accompanying notes are an integral part of these Consolidated Financial Statements.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Statements of Cash Flows*

	Consolidated
	Year ended December 31,
(in millions)	2004 (Note 1)$	2004 €	2003 €	2002 €

Net income (loss)	$3,338	2,466	448	4,718

Income (loss) applicable to minority interests	(146)	(108)	35	14

Cumulative effects of changes in accounting principles	—	—	30	159

Gains on disposals of businesses	(380)	(281)	(956)	(2,645)

Impairment of investment in EADS	—	—	1,960	—

Depreciation and amortization of equipment on operating leases	7,371	5,445	5,579	7,244

Depreciation and amortization of fixed assets	7,875	5,817	5,838	6,379

Change in deferred taxes	(803)	(593)	644	268

Equity (income) loss from associated companies	1,263	933	538	16

Change in financial instruments	(372)	(275)	160	214

(Gains) losses on disposals of fixed assets/securities	(704)	(520)	(424)	(595)

Change in trading securities	(35)	(26)	71	257

Change in accrued liabilities	1,820	1,344	1,015	3,312

Turnaround plan expenses — Chrysler Group	196	145	469	694

Turnaround plan payments — Chrysler Group	(296)	(219)	(279)	(512)

Net changes in inventory-related receivables from financial services	(3,324)	(2,455)	(2,670)	(2,107)

Changes in other operating assets and liabilities:

— Inventories, net	(1,886)	(1,393)	(293)	6

— Trade receivables	328	242	(441)	(305)

— Trade liabilities	1,606	1,186	1,081	(266)

— Other assets and liabilities	(878)	(648)	1,021	(942)

CASH PROVIDED BY OPERATING ACTIVITIES	14,973	11,060	13,826	15,909

Purchases of fixed assets:

— Increase in equipment on operating leases	(23,932)	(17,678)	(15,604)	(17,704)

— Purchases of property, plant and equipment	(8,645)	(6,386)	(6,614)	(7,145)

— Purchases of other fixed assets	(696)	(514)	(303)	(315)

Proceeds from disposals of equipment on operating leases	14,172	10,468	11,951	15,112

Proceeds from disposals of fixed assets	1,003	741	643	878

Payments for investments in businesses	(357)	(264)	(1,021)	(560)

Proceeds from disposals of businesses	1,649	1,218	1,209	5,686

Investments in/collections from wholesale receivables	(8,093)	(5,978)	(10,432)	(13,012)

Proceeds from sale of wholesale receivables	8,571	6,331	10,260	12,319

Investments in retail receivables	(41,275)	(30,488)	(28,946)	(34,494)

Collections on retail receivables	23,215	17,148	16,577	19,699

Proceeds from the sale of retail receivables	12,903	9,531	9,196	8,546

Acquisitions of securities (other than trading)	(5,701)	(4,211)	(5,175)	(5,305)

Proceeds from sales of securities (other than trading)	4,713	3,481	4,785	5,376

Change in other cash	(111)	(81)	(134)	80

Cash provided by (used for) investing activities	(22,584)	(16,682)	(13,608)	(10,839)

Change in commercial paper borrowings and short-term financial liabilities	3,320	2,453	129	2,678

Additions to long-term financial liabilities	20,325	15,013	16,436	9,964

Repayment of long-term financial liabilities	(18,100)	(13,370)	(12,518)	(17,117)

Dividends paid (including profit transferred from subsidiaries)	(2,094)	(1,547)	(1,537)	(1,015)

Proceeds from issuance of capital stock (including minority interests)	41	30	44	49

Purchase of treasury stock	(41)	(30)	(36)	(49)

Cash provided by (used for) financing activities	3,451	2,549	2,518	(5,490)

Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)	(424)	(313)	(1,069)	(1,195)

Net increase (decrease) in cash and cash equivalents (maturing within 3 months)	(4,584)	(3,386)	1,667	(1,615)

Cash and cash equivalents (maturing within 3 months)

At beginning of period	14,576	10,767	9,100	10,715

At end of period	9,992	7,381	10,767	9,100

The accompanying notes are an integral part of these Consolidated Financial Statements.

*
For other information regarding Consolidated Statements of Cash Flows, see Notes 1, 2 and 30.

Industrial Business[1]			Financial Services[1]
Year ended December 31,			Year ended December 31,
2004 €	2003 €	2002 €	2004 €	2003 €	2002 €	(in millions)

1,279	(568)	4,380	1,187	1,016	338	Net income (loss)

(113)	30	11	5	5	3	Income (loss) applicable to minority interests

—	30	124	—	—	35	Cumulative effects of changes in accounting principles

(281)	(956)	(2,645)	—	—	—	Gains on disposals of businesses

—	1,960	—	—	—	—	Impairment of investment in EADS

544	609	544	4,901	4,970	6,700	Depreciation and amortization of equipment on operating leases

5,693	5,735	6,257	124	103	122	Depreciation and amortization of fixed assets

(1,211)	194	(498)	618	450	766	Change in deferred taxes

951	539	(78)	(18)	(1)	94	Equity (income) loss from associated companies

(288)	141	205	13	19	9	Change in financial instruments

(524)	(424)	(599)	4	—	4	(Gains) losses on disposals of fixed assets/securities

(29)	82	312	3	(11)	(55)	Change in trading securities

1,198	1,098	3,292	146	(83)	20	Change in accrued liabilities

145	469	694	—	—	—	Turnaround plan expenses — Chrysler Group

(219)	(279)	(512)	—	—	—	Turnaround plan payments — Chrysler Group

(2,455)	(2,670)	(2,107)	—	—	—	Net changes in inventory-related receivables from financial services

						Changes in other operating assets and liabilities:

(1,535)	(502)	172	142	209	(166)	— Inventories, net

210	(500)	(314)	32	59	9	— Trade receivables

1,193	1,082	(97)	(7)	(1)	(169)	— Trade liabilities

(805)	715	(2,187)	157	306	1,245	— Other assets and liabilities

3,753	6,785	6,954	7,307	7,041	8,955	Cash provided by operating activities

						Purchases of fixed assets:

(3,828)	(3,973)	(4,842)	(13,850)	(11,631)	(12,862)	— Increase in equipment on operating leases

(6,298)	(6,539)	(7,052)	(88)	(75)	(93)	— Purchases of property, plant and equipment

(496)	(250)	(250)	(18)	(53)	(65)	— Purchases of other fixed assets

4,514	4,577	4,974	5,954	7,374	10,138	Proceeds from disposals of equipment on operating leases

705	606	828	36	37	50	Proceeds from disposals of fixed assets

(244)	(967)	(532)	(20)	(54)	(28)	Payments for investments in businesses

1,176	1,179	5,168	42	30	518	Proceeds from disposals of businesses

29,911	37,346	38,888	(35,889)	(47,778)	(51,900)	Investments in/collections from wholesale receivables

(27,849)	(34,938)	(37,274)	34,180	45,198	49,593	Proceeds from sale of wholesales receivables

4,457	3,829	3,339	(34,945)	(32,775)	(37,833)	Investments in retail receivables

(3,848)	(3,206)	(2,506)	20,996	19,783	22,205	Collections on retail receivables

(115)	(361)	(108)	9,646	9,557	8,654	Proceeds from the sale of retail receivables

(4,210)	(4,963)	(5,250)	(1)	(212)	(55)	Acquisitions of securities (other than trading)

3,445	4,687	5,283	36	98	93	Proceeds from sales of securities (other than trading)

(189)	(207)	(191)	108	73	271	Change in other cash

(2,869)	(3,180)	475	(13,813)	(10,428)	(11,314)	Cash provided by (used for) investing activities

1,481	(1,392)	971	972	1,521	1,707	Change in commercial paper borrowings and short-term financial liabilities

2,661	5,469	1,910	12,352	10,967	8,054	Additions to long-term financial liabilities

(6,953)	(4,229)	(7,696)	(6,417)	(8,289)	(9,421)	Repayment of long-term financial liabilities

(585)	(908)	(434)	(962)	(629)	(581)	Dividends paid (including profit transferred from subsidiaries)

(255)	(220)	(227)	285	264	276	Proceeds from issuance of capital stock (including minority interests)

(30)	(36)	(49)	—	—	—	Purchase of treasury stock

(3,681)	(1,316)	(5,525)	6,230	3,834	35	Cash provided by (used for) financing activities

(291)	(981)	(1,087)	(22)	(88)	(108)	Effect of foreign exchange rate changes on cash and cash equivalents (maturing within 3 months)

(3,088)	1,308	817	(298)	359	(2,432)	Net increase (decrease) in cash and cash equivalents (maturing within 3 months)

						Cash and cash equivalents (maturing within 3 months)

9,469	8,161	7,344	1,298	939	3,371	At beginning of period

6,381	9,469	8,161	1,000	1,298	939	At end of period

1  Additional information about the Industrial Business and Financial Services is not required under U.S. GAAP and is unaudited.

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Consolidated Fixed Assets Schedule

	Acquisition or Manufacturing Costs
(in millions of €)	Balance at January 1, 2004	Currency change	Change in consolidated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2004

Goodwill	3,057	(160)	284	4	(4)	132	3,049
Other intangible assets	3,513	(199)	213	233	(7)	276	3,477

Intangible assets	6,570	(359)	497	237	(11)	408	6,526

Land, leasehold improvements and buildings including buildings on land owned by others	18,701	(430)	2,515	335	381	511	20,991
Technical equipment and machinery	31,867	(1,032)	337	1,146	1,950	1,732	32,536
Other equipment, factory and office equipment	21,077	(674)	268	1,136	1,763	785	22,785
Advance payments relating to plant and equipment and construction in progress	4,946	(237)	10	3,818	(4,196)	73	4,268

Property, plant and equipment	76,591	(2,373)	3,130	6,435	(102)	3,101	80,580

Investments in affiliated companies	1,020	—	(17)	119	1	88	1,035
Loans to affiliated companies	54	—	2	269	—	78	247
Investments in associated companies	5,982	65	(1,262)	682	(279)	859	4,329
Investments in related companies	1,348	—	7	208	279	809	1,033
Loans to associated and related companies	282	(6)	—	—	—	34	242
Long-term securities	353	—	145	114	(1)	—	611
Other loans	246	(2)	4	31	—	21	258

Investments and long-term financial assets	9,285	57	(1,121)	1,423	—	1,889	7,755

Equipment on operating leases	32,448	(1,705)	—	17,889	113	13,665	35,080

1      Currency translation changes with period end rates.

The consolidated fixed assets schedule is part of the Notes to Consolidated Financial Statements.

Depreciation/Amortization							Book Value[1]
Balance at January 1, 2004	Currency change	Change in consoli- dated companies	Additions	Reclassi- fications	Disposals	Balance at December 31, 2004	Balance at December 31, 2004	Balance at December 31, 2003	(in millions of €)

1,241	(67)	3	—	(1)	130	1,046	2,003	1,816	Goodwill
694	(22)	28	169	(11)	52	806	2,671	2,819	Other intangible assets

1,935	(89)	31	169	(12)	182	1,852	4,674	4,635	Intangible assets

8,931	(169)	531	576	(28)	271	9,570	11,421	9,770	Land, leasehold improvements and buildings including buildings on land owned by others
20,725	(596)	230	2,553	(31)	1,445	21,436	11,100	11,142	Technical equipment and machinery
13,937	(357)	196	2,367	9	655	15,497	7,288	7,140	Other equipment, factory and office equipment
81	(6)	—	2	(1)	—	76	4,192	4,865	Advance payments relating to plant and equipment and construction in progress

43,674	(1,128)	957	5,498	(51)	2,371	46,579	34,001	32,917	Property, plant and equipment

202	—	23	20	—	34	211	824	818	Investments in affiliated companies
8	—	—	2	—	—	10	237	46	Loans to affiliated companies
—	(2)	—	—	—	—	(2)	4,331	5,982	Investments in associated companies
228	—	—	30	—	5	253	780	1,120	Investments in related companies
36	—	—	128	—	—	164	78	246	Loans to associated and related companies
—	—	—	12	—	—	12	599	353	Long-term securities
63	—	—	1	—	—	64	194	183	Other loans

537	(2)	23	193	—	39	712	7,043	8,748	Investments and long-term financial assets

8,063	(399)	—	5,445	63	4,803	8,369	26,711	24,385	Equipment on operating leases

DAIMLERCHRYSLER AG AND SUBSIDIARIES

Notes to Consolidated Financial Statements

BASIS OF PRESENTATION

1. Summary of Significant Accounting Policies

        General. The consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). All amounts herein are presented in euros ("€") and, for the year 2004 amounts, also in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of €1 = $1.3538, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2004.

        Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation. In 2004, the presentation of the consolidated statements of cash flows was modified with regard to certain receivables from financial services. Further information, including the effects on comparative periods presented in the financial statements, is provided in Note 2.

        Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are also significantly influenced by activities of its financial services business. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the audited consolidated financial statements, unaudited information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations and cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

        Use of Estimates. Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. Significant items related to such estimates and assumptions include recoverability of investments in equipment on operating leases, collectibility of sales financing and finance lease receivables, realizability of investments in associated companies, warranty obligations, sales incentive obligations, valuation of derivative instruments, and assets and obligations related to employee benefits. Actual amounts could differ from those estimates.

        DaimlerChrysler's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect DaimlerChrysler's future financial statements and cause actual results to vary materially from expectations include, but are not limited to, further adverse changes in global economic conditions; overcapacity and intense competition in the automotive industry; the concentrations of DaimlerChrysler's revenues derived from the United States and Western Europe; the significant portion of DaimlerChrysler's workforce subject to collective bargaining agreements; fluctuations in currency exchange rates, interest rates and commodity prices; significant legal proceedings and environmental and other government regulations.

        Principles of Consolidation. The accompanying consolidated financial statements include the financial statements of DaimlerChrysler AG and all of its material, majority-owned subsidiaries and certain variable interest entities for which DaimlerChrysler is determined to be the primary beneficiary (see Note 3).

        All significant intercompany accounts and transactions relating to consolidated subsidiaries and consolidated variable interest entities have been eliminated.

        Investments in Associated Companies. Significant equity investments in which DaimlerChrysler does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies") are accounted for using the equity method.

        The excess of DaimlerChrysler's initial investment in equity method companies over the Group's ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill ("investor level goodwill") which is not amortized.

        A decline in fair value of an investment in any associated company below its carrying amount that is deemed to be other than temporary results in a reduction in carrying amount of the investment to fair value. The impairment is charged to earnings and a new cost basis for the investment is established.

        The European Aeronautic Defence and Space Company EADS N.V. ("EADS") represents a significant associated company. Because the financial statements of EADS are not made available timely to DaimlerChrysler in order to apply the equity method of accounting, the Group's proportionate share of the results of operations of this associated company are included in DaimlerChrysler's consolidated financial statements on a three month lag.

        Foreign Currencies. The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end exchange rates. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss. The statements of income (loss) and the statements of cash flows are translated using average exchange rates during the respective periods.

        The exchange rates of the U.S. dollar, as the significant foreign currency, used in preparation of the consolidated financial statements were as follows:

		2004	2003	2002
		€1 =	€1 =	€1 =
Exchange rate at December 31,		1.3621	1.2630	1.0487
Average exchange rates	First Quarter	1.2497	1.0735	0.8766
	Second Quarter	1.2046	1.1355	0.9191
	Third Quarter	1.2218	1.1248	0.9838
	Fourth Quarter	1.2977	1.1885	0.9989

        The assets and liabilities of foreign operations in highly inflationary economies are translated into euro on the basis of period-end rates for monetary assets and liabilities and at historical rates for non-monetary items, with resulting translation gains and losses recognized in earnings. Further, for foreign operations in such economies, depreciation and gains and losses from the disposal of non-monetary assets are determined using historical rates. In all periods presented the Group had foreign operations in one economy that was considered highly inflationary.

        Revenue Recognition. Revenue for sales of vehicles, service parts and other related products is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recognized net of discounts, cash sales incentives, customer bonuses and rebates granted. Non-cash sales incentives that do not reduce the transaction price to the customer are classified within cost of sales. Shipping and handling costs are recorded as cost of sales in the period incurred.

        DaimlerChrysler uses price discounts (primarily at the Chrysler Group) to adjust market pricing in response to a number of market and product factors, including: pricing actions and incentives offered by competitors, economic conditions, the amount of excess industry production capacity, the intensity of market competition, and consumer demand for the product. The Group may offer a variety of sales incentive programs at any point in time, including: cash offers to dealers and consumers, lease subsidies which reduce the consumer's monthly lease payment, or reduced financing rate programs offered to consumers.

        The Group records as a reduction to revenue at the time of sale to the dealer the estimated impact of sales incentives programs offered to dealers and consumers. This estimated impact represents the incentive programs offered to dealers and consumers as well as the expected modifications to these programs in order for the dealers to sell their inventory.

        The Group offers extended, separately priced warranty contracts for certain products. Revenues from these contracts are deferred and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. In circumstances in which there is insufficient historical information, income from extended warranty contracts is recognized on a straight-line basis. A loss on these contracts is recognized in the current period, if the sum of expected costs for services under the contract exceeds unearned revenue.

        For transactions with multiple deliverables, such as when vehicles are sold with free service programs the Group allocates revenue to the various elements based on their relative fair values, if the separation criteria outlined in Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables," are met.

        When below market rate loans under special financing programs are used to promote sales of vehicles and the Services segment finances the vehicle, the effect of the rate differential at the contract origination date is deducted from revenues and recorded as unearned income in the consolidated balance sheet. Services amortizes the unearned income balance into earnings using the interest method over the original (contractual) life of the receivables. Upon prepayment or sale of the receivable, the unamortized unearned income is recognized into earnings.

        Sales under which the Group guarantees the minimum resale value of the product, such as in sales to certain rental car company customers, are accounted for similar to an operating lease in accordance with EITF 95-1, "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value." The guarantee of the resale value may take the form of an obligation by DaimlerChrysler to pay the deficiency, if any, between the proceeds the customer receives upon resale in an auction and the guaranteed amount or an obligation to reacquire the vehicle after a certain period of time at a set price. Gains or losses from resale of these vehicles are included in gross profit.

        Revenue from operating leases is recognized on a straight-line basis over the lease term.

        Revenue from sales financing and finance lease receivables is recognized using the interest method. Recognition of revenue is generally suspended when a finance or lease receivable becomes contractually delinquent for periods ranging from 60 to 120 days.

        The Group sells significant amounts of finance receivables as asset-backed securities through securitization transactions. The Group sells a portfolio of receivables to a non-consolidated trust and usually remains as servicer for a servicing fee. Servicing fees are recognized on a consistent yield basis over the remaining term of the related receivables sold. In a subordinated capacity, the Group retains residual cash flows, a beneficial interest in principal balances of receivables sold and certain cash deposits provided as credit enhancements for investors. Gains and losses from the sale of finance receivables are recognized in the period in which the sale occurs. In determining the gain or loss for each qualifying sale of finance receivables, the investment in the receivable pool sold is allocated between the portion sold and the portion retained based upon their relative fair values.

        Estimated Credit Losses. DaimlerChrysler determines its allowance for credit losses based on an ongoing systematic review and evaluation performed as part of the credit-risk evaluation process. The evaluation performed considers historical loss experience, the size and composition of the portfolios, current economic events and conditions, the estimated fair value and adequacy of collateral and other pertinent factors. Certain homogeneous loan portfolios are evaluated collectively, taking into consideration primarily historical loss experience adjusted for the estimated impact of current economic events and conditions, including fluctuations in the fair value and adequacy of collateral. Other receivables, such as wholesale receivables and loans to large commercial borrowers, are evaluated for impairment individually based on the fair value of the underlying collateral. Credit exposures deemed to be uncollectible are charged against the allowance for doubtful accounts. DaimlerChrysler generally does not originate or purchase receivables for resale. Loans that are classified as held for sale are carried at the lower of cost or market when it is determined that market price for the loan represent the estimated future cash flows on the loan.

        Research and Development and Advertising. Research and development and advertising costs are expensed as incurred.

        Sales of Newly Issued Subsidiary Stock. Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce DaimlerChrysler's percentage ownership ("dilution gains and losses") and DaimlerChrysler's share of any dilution gains and losses reported by its investees accounted for under the equity method are recognized in the Group's consolidated statement of income (loss) in the line item "Other financial income (expense), net."

        Discontinued Operations. The results of operations of discontinued Group components and gains or losses from their disposal are each presented separately net of tax in the Group's statement of income (loss) for all periods presented. A Group component is considered a discontinued operation if its operations and cash flows have been or will be eliminated from the ongoing activities of the Group as a result of the disposal transaction, the Group will not have any significant subsequent continuing involvement with the component, and the component can be clearly distinguished, operationally and for financial reporting purposes. If not disposed of by the balance sheet date, to qualify as discontinued operations, a component must also meet the conditions to be classified as held for sale. Net assets of a discontinued Group component classified as held for sale are measured at the lower of its carrying amount or fair value less cost to sell. Gains from the sale of a discontinued Group component are recognized in the period realized and reported separately.

        Pension and Other Postretirement Plans. The measurement of pension and postretirement benefit liabilities is based upon the projected unit credit method in accordance with Statement of Financial Accounting Standards ("SFAS") 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. As permitted under SFAS 87 and SFAS 106, changes in the amount of either the projected benefit obligation (for pension plans), the accumulated benefit obligation (for other postretirement plans) or differences between actual and expected return on plan assets and from changes in assumptions can result in gains and losses not yet recognized in the Group's consolidated financial statements. The expected return on plan assets is determined based on the expected long-term rate of return on plan assets and the fair value or market-related value of plan assets. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation (for pension plans) or the accumulated postretirement benefit obligation (for other postretirement plans) or (2) the fair value or market-related value of that plan's assets. In such case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan (see Note 25a).

        DaimlerChrysler elected retroactive application as of January 1, 2004, to account for subsidies provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act"). Under certain conditions, the Medicare Act provides for subsidies related to postretirement healthcare benefits that reduce the accumulated postretirement benefit obligation ("APBO") of companies in the United States. See Note 25a for further information about the impact of the Medicare Act on the Group's consolidated financial statements.

        Earnings Per Share. Basic earnings per share is calculated by dividing income (loss) from continuing operations and net income (loss), respectively, by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all securities and other contracts to issue Ordinary Shares were exercised or converted (see Note 36).

        Goodwill and Other Intangible Assets. The Group accounts for all business combinations initiated after June 30, 2001, using the purchase method of accounting. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the assets acquired and the liabilities assumed after taking into consideration the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

        Beginning January 1, 2002, goodwill acquired and intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over its estimated useful life of 3 to 40 years, and was assessed for recoverability based on estimated undiscounted future cash flows.

        DaimlerChrysler evaluates the recoverability of its goodwill at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. The Group determines the fair value of each of its reporting units by estimating the present value of their future cash flows. In addition, any recognized intangible asset determined to have an indefinite useful life is tested at least annually for impairment until its life is determined to no longer be indefinite. Intangible assets with estimable useful lives are valued at acquisition cost, are amortized on a straight-line basis over their respective estimated useful lives (2 to 10 years) to their estimated residual values, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable.

        Property, Plant and Equipment. Property, plant and equipment is valued at acquisition or manufacturing costs plus the fair value of related asset retirement cost, if any, less accumulated depreciation. Plant and equipment under capital leases are stated at the lower of present value of minimum lease payments or fair value less accumulated amortization. Depreciation expense is recognized using the straight-line method. The costs of internally produced equipment and facilities include all direct costs and allocable manufacturing overhead including depreciation charges as well as the fair value of related asset retirement cost, if any. Costs of the construction of certain long-term assets include capitalized interest, which is amortized over the estimated useful life of the related asset. Property, plant and equipment are depreciated over the following useful lives:

Buildings	10 to 50 years
Site improvements	5 to 40 years
Technical equipment and machinery	3 to 30 years
Other equipment, factory and office equipment	2 to 33 years

        Leasing. Leasing includes all arrangements that transfer the right to use specified property, plant or equipment for a stated period of time, even if the right to use such property, plant or equipment is not explicitly described in an arrangement. The Group is a lessee of property, plant and equipment and lessor of equipment, principally passenger cars and commercial vehicles. All leases that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases. All other leases are accounted for as operating leases. Rent expense on operating lease where the Group is lessee is recognized over the respective lease terms using the straight-line method. Equipment on operating leases where the Group is lessor is carried initially at its acquisition or production cost and is depreciated over the contractual term of the lease, using the straight-line method, to its estimated residual value. The estimated residual value is initially determined using published third party information as well as projections based on historical experience about expected resale values for the types of equipment leased.

        Impairment of Long-Lived Assets. Long-lived assets held and used, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group's financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value of the asset or group of assets.

        Assets to be disposed of are disclosed separately and are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

        Non-fixed Assets. Non-fixed assets represent the Group's inventories, receivables, securities and cash, including amounts to be realized in excess of one year. In the accompanying notes, the portion of assets to be realized in excess of one year has been disclosed.

        Inventories. Inventories are valued at the lower of acquisition or manufacturing cost or market, cost being generally determined on the basis of an average or first-in, first-out method ("FIFO"). Certain of the Group's U.S. inventories are valued using the last-in, first-out method ("LIFO"). Manufacturing costs comprise direct material and labor and applicable manufacturing overheads, including depreciation charges.

        Marketable Securities and Investments. Securities and certain investments are accounted for at fair value, if fair value is readily determinable. Unrealized gains and losses on trading securities, representing securities bought and held principally for the purpose of near term sales, are included in earnings. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive loss, net of applicable taxes, until realized. All other securities and investments are recorded at cost. A decline in value of any available-for-sale security or cost method investment below cost that is deemed to be other than temporary results in an impairment charge to earnings that reduces the carrying amount of the security or the cost method investment to fair value establishing a new cost basis.

        Valuation of Retained Interests in Sold Receivables. DaimlerChrysler retains residual beneficial interests in certain pools of sold and securitized retail and wholesale finance receivables. Such retained interests represent the present value of the estimated residual cash flows after repayment of all senior interests in the sold receivables. The Group determines the value of its retained interests using discounted cash flow modeling upon the sale of receivables and at the end of each quarter. The valuation methodology considers historical and projected principal and interest collections on the sold receivables, expected future credit losses arising from the collection of the sold receivables, and estimated repayment of principal and interest on notes issued to third parties and secured by the sold receivables.

        The Group recognizes unrealized gains or losses attributable to the change in the fair value of the retained interests, which are recorded in a manner similar to available-for-sale securities, net of related income taxes as a component of accumulated other comprehensive loss until realized. The Group is not aware of an active market for the purchase or sale of retained interests, and accordingly, determines the estimated fair value of the retained interests by discounting the estimated cash flow releases (the cash-out method) using a discount rate that is commensurate with the risks involved. In determining the fair value of the retained interests, the Group estimates the future rates of prepayments, net credit losses and forward yield curves. These estimates are developed by evaluating the historical experience of comparable receivables and the specific characteristics of the receivables sold, and forward yield curves based on trends in the economy.

        An impairment adjustment to the carrying value of the retained interests is recognized in the period a decline in the estimated cash flows below the cash flows inherent in the cost basis of an individual retained interest (the pool-by-pool method) is considered to be other than temporary. Other than temporary impairment adjustments are generally recorded as a reduction of revenue.

        Cash Equivalents. The Group's liquid assets are recorded under various balance sheet captions as more fully described in Note 21. For purposes of the consolidated statements of cash flows, the Group considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

        Derivative Instruments and Hedging Activities. DaimlerChrysler uses derivative financial instruments such as forward contracts, swaps, options, futures, swaptions, forward rate agreements, caps and floors for hedging purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. On the date a derivative contract is entered into, DaimlerChrysler designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a hedge of a net investment in a foreign operation. DaimlerChrysler recognizes all derivative instruments as assets or liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders' equity, as a component of accumulated other comprehensive loss, depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive loss on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings. SFAS 133 also requires that certain derivative instruments embedded in host contracts be accounted for separately as derivatives.

        Further information on the Group's financial instruments is included in Note 33.

        Commitments and Contingencies. Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. Liabilities for loss contingencies are regularly adjusted as further information develops or circumstances change.

        The accrued liability for expected warranty-related costs is established when the product is sold, upon lease inception, or when a new warranty program is initiated. Estimates for accrued warranty costs are primarily based on historical experience. Because portions of the products sold and warranted by the Group contain parts manufactured (and warranted) by suppliers, the amount of warranty costs accrued also contains an estimate of recoveries from suppliers.

        The accrued liability for sales incentives is based on the estimated cost of the sales incentive programs and the number of vehicles held in dealers' inventory. The majority of vehicles held in dealers' inventory are sold to consumers within the next quarter and the sales incentives accrued liability is adjusted to reflect recent actual experience.

        In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34" DaimlerChrysler recognizes, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee. DaimlerChrysler applies these provisions for guarantees issued or modified after December 31, 2002. If performance under the guarantee is probable and the amount can be reasonably estimated, a liability for the contingent obligation is recognized for any guarantee regardless of its date of issuance. Further information on the Group's obligations under guarantees is included in Note 25b and 32.

        DaimlerChrysler records the fair value of an asset retirement obligation in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets and subsequently adjusts the carrying amount for changes in expected cash flows and the passage of time.

        Deposits from Direct Banking Business. Demand deposit accounts are classified as financial liabilities. Interest paid on demand deposit accounts is recognized in cost of sales as incurred.

        Stock-Based Compensation. DaimlerChrysler adopted the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," prospectively to all employee awards granted, modified, or settled after January 1, 2003. Compensation expense for all stock-options granted prospectively from December 31, 2002, has been measured principally at the grant date based on the fair value of the equity award using a modified Black-Scholes option-pricing model. Compensation expense is recognized over the employee service period with an offsetting credit to equity (paid-in capital). DaimlerChrysler options granted prior to January 1, 2003, continue to be accounted for using the intrinsic value based approach under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Compensation expense under APB 25 was measured at the grant date based on the difference between the strike price of the equity award and the fair value of the underlying stock as of the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
(in millions of €)	2004	2003	2002
Net income	2,466	448	4,718
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	81	81	47
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(113)	(164)	(161)

Pro forma net income	2,434	365	4,604

Earnings per share (in €):
Basic	2.43	0.44	4.68
Basic — pro forma	2.40	0.36	4.57
Diluted	2.43	0.44	4.67
Diluted — pro forma	2.40	0.36	4.54

        Further information on stock-based compensation is included in Note 24.

        New Accounting Standards Not Yet Adopted. In November 2003 and March 2004, the EITF reached partial consensuses on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to securities classified as available-for-sale or held-to-maturity. In addition, EITF 03-1 requires certain disclosures about cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. The disclosures required by EITF 03-1 have been included in Note 20.

        In November 2004, the FASB issued SFAS 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges and to require the allocation of fixed production overheads to the costs of conversion based on the normal capacity of the production facilities. SFAS 151 is effective prospectively for inventory costs incurred during fiscal years beginning after June 15, 2005. DaimlerChrysler is currently determining the effect of SFAS 151 on the Group's consolidated financial statements but does not expect the effect to be material.

        In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. SFAS 123R applies to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. DaimlerChrysler is currently determining the effect of SFAS 123R on the Group's consolidated financial statements.

2. Presentation of Receivables from Financial Services in Consolidated Statements of Cash Flows

        In prior periods, DaimlerChrysler reported the effects of all receivables from financial services as investing activities for purposes of presentation in the consolidated statements of cash flows as well as the accompanying information about cash flows of the financial services business. This policy, when applied to receivables from financial services related to sales of the Group's products to its customers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis. In the current year, based on concerns raised by the staff of the "Securities and Exchange Commission", management has decided to report the cash flow related effects of those receivables from financial services which relate to sales of the products to customers within operating cash flows in the consolidated statements of cash flows. This presentation results in the elimination of the intercompany activity between the industrial business and financial services business. Management also determined to revise the presentation in the consolidated statements of cash flows for the years 2003 and 2002 to achieve a comparable presentation for all periods presented herein.

        The cash flow related effects of receivables from financial services that are unrelated to the Group's inventory or involve investments in loans or finance leases to retail customers of a dealer-customer continue to be reported within cash used for investing activities.

        The balance of cash and cash equivalents at December 31, 2003 and 2002 and the total net increase or decrease in cash and cash equivalents and cash provided by or used for financing activities for the years ended December 31, 2003 and 2002 remained unchanged. The impact of the reclassification on the captions within the consolidated statements of cash flows with respect to the years 2003 and 2002 is:

	Year ended December 31,
(in millions of €)	2003	2002
Cash provided by operating activities, as previously reported	16,496	18,016
Amount reclassified from investing activities	(2,670)	(2,107)

Cash provided by operating activities, after reclassification	13,826	15,909

Cash used for investing activities, as previously reported	(16,278)	(12,946)
Amount reclassified to operating activities	2,670	2,107

Cash used for investing activities, after reclassification	(13,608)	(10,839)

3. Scope of Consolidation, Certain Variable Interest Entities, and Significant Equity Method Investments

        Scope of Consolidation. DaimlerChrysler comprises, besides DaimlerChrysler AG, 485 (2003: 440) German and non-German subsidiaries as well as 4 (2003: 4) companies (variable interest entities) that have been consolidated in accordance with the requirements of FIN 46R. A total of 105 (2003: 100) companies are accounted for in the consolidated financial statements using the equity method of accounting. During 2004, 74 subsidiaries were included in the consolidated financial statements for the first time. A total of 29 subsidiaries were no longer included in the consolidated group. The effects of changes in the Group's consolidated balance sheets and the consolidated statements of income (loss), if material, are explained further in the notes to the consolidated financial statements. In addition, 3 (2003: 3) companies administering pension funds whose assets are subject to restrictions have not been included in the consolidated financial statements. The impact of non-consolidated subsidiaries (affiliated companies) and investments that were not accounted for using the equity method of accounting (associated companies) on the consolidated financial position, results of operations or cash flows of the Group was neither material for individual companies nor in the aggregate.

        Consolidated Special Purpose Entities. DaimlerChrysler applied the provisions of FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" ("FIN 46R"), to special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004. The implementation of FIN 46R resulted in the consolidation of several entities, among them primarily leasing arrangements that were off-balance in the past and qualify as special purpose entities as defined in FIN 46R. DaimlerChrysler is the primary beneficiary of those structures and, accordingly, consolidated them effective December 31, 2003. Under the leasing arrangements, variable interest entities were established and owned by third parties. The variable interest entities raised funds by issuing either debt or equity securities to third party investors. The variable interest entities used the debt and equity proceeds to purchase property and equipment, which is leased by the Group and used in the normal course of business. At the end of the lease term, DaimlerChrysler generally has the option to purchase the property and equipment or re-lease the property and equipment under new terms. Total assets of those consolidated entities total €0.7 billion and €0.4 billion and total liabilities amount to €0.8 billion and €0.4 billion as of December 31, 2004 and 2003, respectively. The cumulative effect of consolidating these special purpose entities on the Group's consolidated statement of income (loss) in 2003 was €(30) million, net of taxes of €35 million (€(0.03) per share). The assets consist primarily of property, plant and equipment that generally serves as collateral for the entities' long-term borrowings. The creditors of these entities do not have recourse to the general credit of the Group, except to the extent of guarantees provided.

        Further significant Variable Interest Entities. DaimlerChrysler also holds variable interests in a number of other entities, but determined that it is not the primary beneficiary of those entities. The discussion below under the headline "Significant Equity Method Investments" and Note 34 provide disclosure about variable interest entities accounted for under the equity method of accounting and for multiseller conduits, respectively. Additionally, DaimlerChrysler has equity or other variable interests in a number of other entities where it is not the primary beneficiary, among them investments accounted for using the cost method, which comprise of dealers, suppliers and service providers. Total assets and total liabilities of these entities amounted to €0.4 billion and €0.5 billion as of December 31, 2004, and €0.3 billion and €0.3 billion as of December 31, 2003, respectively. The maximum exposure to loss arising from DaimlerChrysler's involvement with those entities totaled €0.1 billion and €0.2 billion as of December 31, 2004 and 2003, respectively.

Significant Equity Method Investments.

        EADS. At December 31, 2004, the European Aeronautic Defence and Space Company EADS N.V. ("EADS") was the most significant investment accounted for under the equity method. The Group's legal ownership percentage in EADS as of December 31, 2004, was 30.2%.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 EADS shares (2.8% of the voting stock). The securities lending has several tranches with terms ranging between three and four years. As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler. Because this transaction does not meet the criteria of a sale, the loaned shares continue to be carried as investments on the balance sheet and, accordingly, our proportionate share of EADS' income is still accounted at a percentage of 33.0%.

        As of September 30, 2003, DaimlerChrysler determined that the decline in fair value below the carrying value of its investment in EADS was other-than-temporary. To evaluate the fair value of the investment the Group used the market price of a share of EADS common stock, multiplied by the number of shares owned. In making that determination, DaimlerChrysler considered the duration and severity of the decline and the reasons for the decline. Although EADS is involved in a variety of businesses, it is primarily an aircraft manufacturer because of its Airbus division, which manufactures commercial aircraft and represents more than 60% of EADS' revenues. As a consequence, EADS' share price declined as a result of the negative outlook for the airline industry in the aftermath of the terrorist attacks at September 11, 2001, the outbreak of the SARS disease, the war in Iraq and the decline of the U.S. dollar compared to the euro which further depressed market participants' expectations for the commercial airline industry. Consequently, DaimlerChrysler reduced the carrying value of its investment in EADS by €1.96 billion to its market value, based on the quoted market price, which approximated €3.5 billion at that time. As a result of the impairment a new cost basis was established.

        DaimlerChrysler's equity in the earnings or losses of EADS was €249 million, €(1,845) million and
€281 million in 2004, 2003 and 2002, respectively, including investor-level adjustments. DaimlerChrysler's equity in the earnings or losses of EADS is shown in the Group's statements of income (loss) within "Financial income (expense), net," except for the other-than-temporary impairment of €1,960 million in 2003, which is included in a separate caption within "Financial income (expense), net." The 2002 result excludes the Group's proportionate share of EADS' transitional goodwill impairment charge of €114 million in 2002 that resulted from the adoption of SFAS 142 and was reported in DaimlerChrysler's consolidated statement of income (loss) in the line item "cumulative effects of changes in accounting principles."

        The carrying amount of DaimlerChrysler's investment in EADS at December 31, 2004 and 2003 was
€3,854 million and €3,583 million, respectively. DaimlerChrysler's share of the underlying reported net assets of EADS exceeded the carrying value of DaimlerChrysler's investment at December 31, 2004 and 2003, by
€1,899 million, primarily as a result of the impairment write down recognized in the third quarter of 2003. The market value at December 31, 2004, of DaimlerChrysler's investment in EADS based on quoted market prices was €5,704 million.

        The following table presents summarized U.S. GAAP financial information for EADS, which are the basis for applying the equity method in the Group's consolidated financial statements:

EADS

  (in millions of €)
   Income statement information1

	2004	2003	2002
Revenues	30,977	27,650	28,769
Net income	753	348	521

        Balance sheet information2

Fixed assets	29,331	27,305
Non-fixed assets	26,099	24,804

Total assets	55,430	52,109

Stockholders' equity	17,434	16,611
Minority interests	1,971	1,717
Accrued liabilities	9,299	8,055
Other liabilities	26,726	25,726
Total liabilities and stockholders' equity	55,430	52,109

1
For the period October 1 to September 30.

2
Balance sheet information as of September 30.

        MMC. On April 22, 2004, the Board of Management and the Supervisory Board of DaimlerChrysler AG decided to withdraw from providing any financial support to Mitsubishi Motors Corporation ("MMC") and not to participate in a recapitalization of MMC anticipated to occur in July 2004. At the time of this decision, DaimlerChrysler held 37% of MMC's voting stock and 3 of the 8 members of MMC's board of directors (approximately 38% representations) were its representatives.

        Between DaimlerChrysler's Board vote on April 22, 2004, and the MMC shareholder meeting on June 29, 2004, MMC worked with its other significant shareholders, lenders and potential investors on a restructuring plan that included a recapitalization of MMC which was presented for vote at the June 29 shareholder meeting. DaimlerChrysler was not party to those discussions nor did DaimlerChrysler participate in any of the measures set forth in the restructuring plan; however, DaimlerChrysler's concurrence to the measures was required as its ownership level at such time provided it with veto powers.

        On June 29, 2004, the shareholders of MMC approved the restructuring plan which resulted in a new investor obtaining a 33.3% interest in MMC's voting stock, thereby becoming MMC's largest shareholder, and in the issuance of three classes of convertible preferred instruments to other investors and some existing MMC shareholders (not including DaimlerChrysler).

        The new investor that acquired a 33.3% voting interest entered into a contractual agreement with MMC that awarded it the unilateral right to make significant operating decisions. In addition, the new shareholder has acted in concert with other large institutional shareholders who together with the new shareholder own a majority of the voting stock. Accordingly, such Japanese shareholder groups who acted in concert in the recapitalization are in a position to control MMC.

        The MMC board of directors includes 12 board members in total, with the DaimlerChrysler's representation down to 2 board members (16.7% representations) which does no longer enable DaimlerChrysler to block or veto any matters coming to a vote at board level.

        DaimlerChrysler's ownership interest in voting stock was diluted from 37.0% to 24.7%. The dilution below one-third is significant because Japanese laws require a one-third minimum quorum to afford a shareholder protective rights, e.g. in cases of the dissolution of the company, the sale of all or substantial part of the business of the company, or agreements to merge with other companies. As a result, DaimlerChrysler no longer has the blocking and veto rights that DaimlerChrysler believes are an essential factor in exercising significant influence by ownership interest. DaimlerChrysler surrendered significant rights by agreeing not to oppose the restructuring plan. Upon conversion of the mandatory convertible preferred instruments issued to other MMC investors, DaimlerChrysler's interest in MMC's voting stock will be further diluted to below 11%.

        Furthermore, all executive officers appointed by DaimlerChrysler resigned and all other DaimlerChrysler expatriates, in total more than 50 managers that were assigned to our investee, left MMC prior to June 30, 2004, and returned to DaimlerChrysler. Even prior to the June 29, 2004 shareholder meeting, an announcement was made on May 24, 2004 informing MMC employees that our assignees were released from their managerial responsibilities and have delegated their responsibilities to other managers, none of whom is our representative.

        Based on the factors outlined above, DaimlerChrysler lost its ability to significantly influence MMC's operating and financial policies. Consequently, as of the annual shareholders' meeting of MMC on June 29, 2004, DaimlerChrysler ceased to account for its investment in MMC using the equity method and has since accounted for MMC shares as a marketable security at fair value (see Note 20).

        Through December 31, 2004, the Group's interest in the voting stock of MMC had been further reduced to 19.7%. The carrying amount of the Group's investment in MMC at December 31, 2004 and 2003, was
€459 million and €959 million, respectively.

        Through June 29, 2004, the results from MMC are included in the Group's consolidated statements of income using the equity method of accounting. The Group's proportionate share in the negative results of MMC through June 29, 2004, 2003 and 2002, were €(655) million, €(281) million and €(88) million, respectively. The amount for 2004 includes the effects from the dilution of the Group's interest in MMC of €(135) million and related realized gains from currency hedging of the net investment of €195 million (after tax €120 million). These effects from the dilution as well as these realized gains from currency hedging are reflected in DaimlerChrysler's consolidated statement of income (loss) in the line item "financial income (expense), net".

        The following table presents summarized U.S. GAAP financial information for MMC, which were the basis for applying the equity method in the Group's consolidated financial statements:

MMC

  (in millions of €)
   Income statement information1

	2004	2003	2002
Revenues	9,858	27,129	27,847
Net loss	(1,730)	(759)	(238)

        Balance sheet information2

Fixed assets	7,287
Non-fixed assets	10,237

Total assets	17,524

Stockholders' equity	1,116
Minority interests	114
Accrued liabilities	4,077
Other liabilities	12,217
Total liabilities and stockholders' equity	17,524

1
2004 for the period October 1, 2003 to March 31, 2004; 2003 and 2002 for the period October 1 to September 30, respectively.

2
Balance sheet information as of September 30. For 2004 no balance sheet information provided due to change from equity method to marketable security.

        Toll Collect. In December 2002, DaimlerChrysler Services AG ("DaimlerChrysler Services"), Deutsche Telekom AG ("Deutsche Telekom"), and Compagnie Financière et Industrielle des Autoroutes S.A. ("Cofiroute") (together the "Consortium") entered into a partnership agreement to develop and in the framework of a separate joint venture company to install and operate a system for the electronic collection of tolls. This was based on a contract entered into in September 2002 between DaimlerChrysler Services, Deutsche Telekom and Cofiroute as well as the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways ("Operating Agreement"). DaimlerChrysler Services and Deutsche Telekom each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together "Toll Collect"). Cofiroute's risks and obligations are limited to €70 million. DaimlerChrysler Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation. DaimlerChrysler Services accounts for its investment in Toll Collect using the equity method of accounting. The Group has a significant variable interest in Toll Collect, a variable interest entity, but determined that it is not the primary beneficiary and therefore not required to consolidate Toll Collect.

        Toll Collect has not yet generated any revenues after its formation in 2002. Toll Collect's net loss for the years ended December 31, 2004, 2003 and 2002, was €1,071 million, €206 million and €45 million, respectively. At December 31, 2004 and 2003, Toll Collect's current assets totaled €77 million and €114 million, its non-current assets totaled €458 million and €818 million, its current liabilities totaled €296 million and
€883 million, its non-current liabilities totaled €1,173 million and €71 million, and its equity totaled
€(934) million and €(22) million, respectively. Toll Collect's assets were primarily comprised of equipment representing the toll collection system and its liabilities were primarily comprised of bank debt and amounts due to subcontractors.

        The Group's involvement with Toll Collect is comprised of its equity interest and certain guarantees to fund Toll Collect GmbH and to support the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system. As a result of an analysis of the Operating Agreement and the supplement thereto and the activities of Toll Collect GmbH, DaimlerChrysler recognized losses of €480 million, €261 million and €20 million in 2004, 2003 and 2002, respectively. The aggregate losses recognized exceeded DaimlerChrysler's investment. After reducing the carrying amount of the investment to zero in 2003, DaimlerChrysler recognized an amount of €480 million and €65 million which is included in accrued liabilities on DaimlerChrysler's consolidated balance sheets as of December 31, 2004 and 2003, respectively, as a result of DaimlerChrysler's exposure under the aforementioned guarantees. The losses attributed to Toll Collect are included in Financial income (expense), net, in DaimlerChrysler's 2004, 2003 and 2002 statements of income.

        The most significant assumptions used in its accounting for the investment in Toll Collect relate to the launch date of the toll collection system, the estimated cost to design and construct the system, and the operation of the system. According to the Operating Agreement, the toll collection system was to be operational no later than August 31, 2003. Delays in the expected launch date of the toll collection system resulted in a loss of revenue for Toll Collect and in payments of contractual penalties for delays. In addition, cost overruns related to the design and construction of the toll collection system that will not be reimbursed by the Federal Republic of Germany resulted in additional losses.

        On February 19, 2004, the Federal Republic of Germany sent an advance notice of termination to the Toll Collect consortium. In subsequent negotiations, on February 29, 2004, the consortium members reached an agreement with the Federal Republic of Germany to continue the Toll Collection project. According to the additional agreement (supplement to the Operating Agreement), notarized in April 2004, the Federal Republic of Germany and the consortium members agreed on introducing toll collection on January 1, 2005, with on-board units ("OBUs") that allow for slightly less than full technical performance in accordance with the technical specification (start of phase 1). Subject to an extension of phase 1 up to one year under certain circumstances, the toll collection system will be installed and operated with full effectiveness as specified in the Operating Agreement no later than January 1, 2006 (start of phase 2).

        Penalties, revenue reductions and other provisions under the supplement to the Operating Agreement and the Operating Agreement itself are described in more detail below.

        Revenue reductions and other provisions under the supplement of the Operating Agreement:

  •
  During phase 1, Toll Collect GmbH or the consortium will be liable for any shortfall of net toll proceeds (i.e., excess of tolls over the fees payable to Toll Collect GmbH) of the Federal Republic of Germany. However, such liability will be limited to €1 billion per year but in any event will not exceed €83.4 million per month.

  •
  Due to the slightly reduced technical functionality during phase 1, the Federal Republic of Germany will pay Toll Collect GmbH only 95% of the fees which would otherwise be payable under the Operating Agreement.

  •
  However, if the total toll revenues received by the Federal Republic of Germany from the toll collection system in any month of operation during phase 1 are less than 80% of the projected toll collection revenues for this month, the fees will be subject to a sliding scale based on the actual toll revenues collected. No fees will be paid if during phase 1 the revenues collected for the respective month do not exceed 20% of the projected toll collection revenues for this month plus €83.4 million.

        Penalties and revenue reductions under the Operating Agreement. Failure to perform various obligations under the Operating Agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year during phase 1, at €56.25 million for the first nine months following the end of phase 1, at €150 million per year thereafter until the final operational permit has been issued, and at €100 million per year following issuance of the final operational permit. These cap amounts are subject to a 3% increase for every year of operation. Contractual penalties, revenue reductions and recourse claims in the case of third party liability of the Federal Republic of Germany are not subject to the liability cap of €1 billion per year in phase 1.

        The Operating Agreement calls for submission of all disputes related to the toll collection system to arbitration. The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Services AG, Deutsche Telekom AG and the consortium by serving an introductory writ. The Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues, that allegedly arose from delays in the operability of the toll collection system. See Note 31 for additional information.

        Each of the consortium members (including DaimlerChrysler Services) have provided guarantees supporting the obligations of Toll Collect GmbH towards the Federal Republic of Germany relating to the completion and operation of the toll collection system, which are subject to specific triggering events. In addition, DaimlerChrysler AG has guaranteed bank loans obtained by the consortium. The guarantees are described in detail below:

  •
  Guarantee of bank loan. DaimlerChrysler AG issued a guarantee to third parties up to a maximum amount of €600 million, which represents a 50% share of security to bank loans obtained by the consortium.

  •
  Guarantee of obligations. Towards the Federal Republic of Germany the consortium members have jointly and severally guaranteed the obligations of Toll Collect GmbH resulting from the operating agreement concerning the delivery and operation of the toll collection system. This guarantee expires one year after the successful launch of the completed toll collection system, which is scheduled for January 1, 2006.

  •
  Equity Maintenance Undertaking. The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German GAAP) of 15% of total assets (20% until August 31, 2004). This funding obligation will terminate on August 31, 2015, when the Operating Agreement expires, or earlier if the agreement is terminated. Additional funding needs may arise if Toll Collect GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH's equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH's operations to the extent necessary to reach the required minimum equity.

        While DaimlerChrysler's maximum future obligation resulting from the guarantee of the bank loan can be determined (€600 million), the Group is unable to accurately estimate its maximum exposure to loss resulting from the guarantee of obligations and the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above. Therefore, in addition to the maximum exposure from the guarantee of the bank loan and the risks already provided for under the established accruals, the Group's exceeding maximum exposure to loss could be material.

        After the accession of Toll Collect GmbH to the Operating Agreement on December 14, 2004, then on December 15, 2004, Toll Collect received the special preliminary operating permit for operating the toll collection system during phase 1 by the government; the system was successfully launched with phase 1 functionality on January 1, 2005.

        debis AirFinance. In November 1995, DaimlerChrysler assumed a 45% equity ownership interest in debis AirFinance ("dAF"), an Amsterdam registered Private Limited Liability Company that was established for purposes of leasing aircraft and related technical equipment to airlines and financial intermediaries. Several banks hold the remaining ownership interests in dAF. DaimlerChrysler holds significant variable interests in dAF, a variable interest entity, but determined that the Group is not the primary beneficiary of that entity and therefore is not required to consolidate dAF. DaimlerChrysler accounts for its investment in dAF under the equity method.

        Revenues of dAF were €323 million in 2004, €340 million in 2003 and €528 million in 2002. At December 31, 2004 and 2003, total assets of dAF were €2,517 million and €2,626 million, financial liabilities totaled €1,803 million and €1,783 million, total liabilities were €2,400 million and €2,521 million, and equity totaled €117 million and €105 million, respectively.

        DaimlerChrysler's involvement with dAF consists primarily of its equity interest and also subordinated loans receivable and unsecured loans that have been provided to dAF. In the fourth quarter of 2004, DaimlerChrysler recorded impairment charges of €222 million relating to its investment which are based on estimates of the fair value of DaimlerChrysler's proportionate share of dAF's underlying equity and of the loans provided to dAF. DaimlerChrysler believes that its maximum exposure to loss as a result of its involvement with dAF is primarily limited to the remaining carrying value of its total investments (including loans) in dAF of €291 million at December 31, 2004.

        Other Equity Method Investments that are also Variable Interest Entities. Furthermore, DaimlerChrysler holds significant variable interests in a number of other companies, accounted for using the equity method, but determined that it is not the primary beneficiary of those entities. Total assets and total liabilities of these entities amounted to €0.6 billion and €0.4 billion as of December 31, 2004, and €0.6 billion and €0.4 billion as of December 31, 2003, respectively. The maximum exposure to loss arising from DaimlerChrysler's involvement with those entities totaled €0.3 billion and €0.3 billion as of December 31, 2004 and 2003, respectively.

4. Acquisitions and Dispositions

        Acquisitions. On March 14, 2003, as part of the Group's global commercial vehicle strategy, DaimlerChrysler acquired from MMC a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation ("MFTBC") for
€764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC's shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC's interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million consisting of consideration paid plus direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively) plus a re-allocation of €87 million of the initial purchase price of MMC pertaining to MFTBC and previously included in the Group's investment in MMC which was an equity method investee of DaimlerChrysler when the business combination with MFTBC was consummated. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group's Commercial Vehicles segment. Prior to then, the Group's proportionate share of MFTBC's results are included in the Commercial Vehicles segment using the equity method of accounting (see Note 35).

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems concerning MFTBC vehicles spanning production years since July 1974 were identified. During the second and third quarter of 2004, DaimlerChrysler was able to comprehensively assess those quality issues and define necessary technical solutions and a course of action to perform them. The estimates of cost in the interim periods of 2004 were based on the status of the investigation and DaimlerChrysler's best estimate of the probable costs to be incurred to address and remedy the identified quality issues.

        Of the €1.1 billion recorded by MFTBC, (i) €0.1 billion was recognized in "Financial income (expense), net" on the statement of income representing DaimlerChrysler's proportionate share of the results of MFTBC which is included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period is closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

        Due to the complexity of the issues, the investigation of these quality issues and evaluation of the extent of required product recalls and other quality measures is not finalized and DaimlerChrysler may need to revise or refine the approach. MFTBC expects to be able to complete the majority of the field campaigns by the end of 2005.

        DaimlerChrysler assigned €95 million of the aggregate preliminary purchase price to registered trademarks that are not subject to amortization, €81 million to technology with a useful life of 10 years, €49 million to other identifiable intangible assets and €14 million to acquired in-process R&D that was expensed in the periods the investments were made. In addition, DaimlerChrysler assigned €6,206 million to tangible assets acquired and
€5,469 million to liabilities assumed. The remaining €275 million were allocated to goodwill of the Commercial Vehicles segment and is not expected to be deductible for tax purposes.

        The following table is prepared on a pro forma basis for 2004 and 2003, as though DaimlerChrysler acquired its controlling interest in MFTBC as of the beginning of the periods presented. The pro forma amounts include charges for acquired in-process R&D.

(in millions of € except earnings per share)	2004	2003
Revenues	143,950	142,999
Income (loss) from continuing operations	2,449	(407)
Net income	2,449	459
Earnings (loss) per share from continuing operations
Basic	2.42	(0.40)
Diluted	2.41	(0.40)

        The pro forma results above are not necessarily indicative of what would have occurred if DaimlerChrysler's acquisition of a controlling interest in MFTBC had been in effect for the periods presented. They do not reflect any synergies that are expected to be achieved from combining the operations of DaimlerChrysler and MFTBC, and are not intended to be a projection of future results.

        DaimlerChrysler believes that it has valid claims as a result of representations and warranties by the seller (MMC) in connection with the purchase of its controlling interest in MFTBC and is currently in discussions with MMC regarding these issues. If DaimlerChrysler receives consideration from MMC as a result of the ongoing discussions, it will be recognized when realized and allocated to income and goodwill consistent with the accounting for the quality issues subsequent to the business combination.

        Dispositions. At December 31, 2004, the Group classified fixed assets with a carrying amount of €92 million as held for sale which are included in property, plant and equipment, net, in the consolidated balance sheet.

        In May 2004, as part of the realignment of its strategic alliance with Hyundai Motor Company ("HMC"), DaimlerChrysler terminated discussions with HMC regarding the formation of a commercial vehicles joint venture. Also in May 2004, DaimlerChrysler sold its non-controlling 50% interest in DaimlerHyundai Truck

Corporation ("DHTC") to HMC for a total pretax gain of €60 million (€27 million is recognized in other income and €33 million is recognized in financial income (expense), net), which is attributed to the Commercial Vehicles segment. In August 2004, as part of the realignment of its strategic alliance with HMC, DaimlerChrysler sold its 10.5% stake in HMC for €737 million in cash, resulting in a pretax gain of €252 million that is included in financial income (expense), net, of the unaudited condensed consolidated statements of income.

        On December 31, 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 100% equity interest in MTU Aero Engines GmbH ("MTU Aero Engines") to Kohlberg, Kravis and Roberts & Co. Ltd. ("KKR"), an investment company. The sales price for the operative business of MTU Aero Engines amounted to €1,450 million. Excluding cash, cash equivalents and debts, which remain at MTU Aero Engines, the net sales price amounted to €1,052 million. Consideration received by DaimlerChrysler included a note receivable from KKR and cash of €877 million. As a result of this transaction, DaimlerChrysler paid a compensation of $250 million to United Technologies Corporation, the parent company of Pratt & Whitney, in January 2004. In 2003, DaimlerChrysler realized a gain of €882 million from this sale, net of taxes of
€149 million. The operating results and cash flows from MTU Aero Engines' business are included in DaimlerChrysler's consolidated financial statements through December 31, 2003. However the operating results and gain are presented as discontinued operations in accordance with SFAS 144 (see Note 10). The following classes of assets and liabilities were part of this disposal group in 2003: €366 million fixed assets, €805 million current assets, €378 million liabilities and €863 million accrued liabilities.

        In November 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold a 60% interest in Mercedes-Benz Lenkungen GmbH, its 100% interest in Mercedes-Benz Lenkungen U.S. LLC and its 100% interest in the steering activities of DaimlerChrysler do Brasil Ltda. to ThyssenKrupp Automotive AG ("ThyssenKrupp") for €42 million in cash. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is subject to put and call options held by DaimlerChrysler and ThyssenKrupp, respectively, of approximately €28 million. The sales resulted in an aggregate pretax gain of
€11 million which is included in other income of the Commercial Vehicles segment. DaimlerChrysler's remaining 40% interest in Mercedes-Benz Lenkungen GmbH is accounted for using the equity method. The following assets and liabilities were part of this disposal group in 2003: €30.3 million fixed assets, €114.9 million current assets, €33.2 million liabilities and €63.2 million accrued liabilities.

        In September 2003, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 50% interest in CTS Fahrzeug-Dachsysteme GmbH to Porsche AG for €55 million in cash, resulting in a pretax gain of €50 million which is included in financial income (expense), net, of the Mercedes Car Group segment. Prior to the sale, DaimlerChrysler accounted for CTS Fahrzeug-Dachsysteme GmbH using the cost method.

        In the fourth quarter of 2002, as part of the Group's ongoing strategy to focus on its core automotive business, DaimlerChrysler entered into an agreement to sell a 51% controlling interest in VM Motori S.p.A. and its 100% ownership interest in Detroit Diesel Motores do Brasil Ltda., both wholly-owned subsidiaries of DaimlerChrysler. The transactions were completed by the fourth quarter of 2003. Based on the agreed purchase price of €26 million, DaimlerChrysler recorded an impairment charge in 2002 for long-lived assets and goodwill related to the disposal groups and long-lived assets and goodwill to be retained. The total asset impairment and goodwill impairment charges recognized in 2002 were €1 million and €40 million, respectively, which are included in other expenses of the Other Activities segment. DaimlerChrysler accounts for its remaining 49% interest in VM Motori S.p.A. using the equity method.

        In April 2002, DaimlerChrysler exercised its option to sell to Continental AG the Group's remaining 40% interest in Conti Temic microelectronic GmbH (Automotive Electronics activities), which had been accounted for using the equity method, for €215 million in cash. The sale resulted in a pretax gain of €128 million that is included in financial income (expense), net, of the Other Activities segment.

        In January 2002, DaimlerChrysler exercised its option to sell to Deutsche Telekom the Group's 49.9% interest in T-Systems ITS, which had been accounted for using the equity method, for €4,694 million in cash. The sale, which was part of DaimlerChrysler's ongoing strategy to focus on its core automotive business, was consummated in March 2002 with the termination of the information technology joint venture, resulting in a pretax gain of
€2,484 million that is included in the financial income of the Services segment.

Notes to Consolidated Statements of Income (Loss)

5. Functional Costs and Other Expenses

        Selling, administrative and other expenses are comprised of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Selling expenses	11,403	11,763	11,981
Administration expenses	6,008	5,351	5,346
Goodwill amortization and impairments	—	—	40
Other expenses	561	658	799

	17,972	17,772	18,166

        In 2004, selling expenses include advertising costs of €2,748 million (2003: €2,965 million, 2002:
€2,811 million).

        In 2003, DaimlerChrysler recognized an impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil. The charge is included in cost of sales of the Mercedes Car Group segment.

        In 2002, DaimlerChrysler recognized an impairment charge amounting to €201 million. Moderate demand and strong competition in the European market for commercial vehicles resulted in idle capacity at one of the Group's German assembly plants. Consequently, DaimlerChrysler determined that it does not expect to recover the carrying value of certain long-lived assets (primarily manufacturing equipment and tooling) at this plant. The charge is included in cost of sales of the Commercial Vehicles segment.

        In October 2002, DaimlerChrysler entered into an agreement to sell to GE Capital a significant portion of its portfolio of corporate aircraft, consisting of finance lease receivables and owned aircraft currently under operating leases, over a period of approximately 12 months beginning November 2002. The agreement contained provisions for DaimlerChrysler to receive a share of future payments throughout the remaining terms of the contracts in the portfolio. In connection with the agreement, the Group classified as held for sale at December 31, 2002, finance lease receivables with a carrying value of €493 million and equipment under operating leases with a carrying value of €40 million. The agreement with GE Capital was not consummated as of December 31, 2002. Due primarily to adverse economic conditions, the Group reassessed the recoverability of its leasing portfolio as of December 31, 2002. Based on the results of this reassessment, the Services segment recognized impairment losses of €191 million in other expenses and €20 million in cost of sales. DaimlerChrysler consummated the GE Capital transaction in 2003 pursuant to which the Services segment sold finance lease receivables totaling
€113 million and equipment under operating leases totaling €14 million for cash to GE Capital. During 2004, the

Group also sold finance lease receivables totaling €24 million (2003: €191 million) and operate leases totaling
€17 million (2003: €5 million) to other investors. At December 31, 2004, after adjustments for cash received and currency translation effects, finance lease receivables of €15 million (2003: €98 million) are classified as held for sale. At December 31, 2003, equipment under operating leases totaling €17 million are classified as held for sale. Held for sale and held for use finance lease receivables and equipment under operating leases are classified in the December 31, 2004 and 2003 balance sheets as receivables from financial services and equipment on operating leases, net, respectively.

        In 2002, due to declining resale prices of used passenger cars and commercial vehicles in North America, DaimlerChrysler recognized impairment charges totaling €256 million upon re-evaluation of the recoverability of the carrying value of its leased vehicles. This re-evaluation was performed using product specific cash flow information. As a result, the carrying values of these leased vehicles were determined to be impaired as the identifiable undiscounted future cash flows were less than their respective carrying values. In accordance with SFAS 144, the resulting impairment charges, recorded as a component of cost of sales in the Services segment, represent the amount by which the carrying values of such vehicles exceeded their respective fair market values.

        As discussed in Note 7, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. The related charges are presented as a separate line item on the accompanying consolidated statements of income (loss) and are not reflected in cost of sales or selling, administrative and other expenses.

        Personnel expenses included in the statement of income (loss) are comprised of:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Wages and salaries	18,750	18,897	19,701
Social security and payroll costs	3,294	3,178	3,132
Net pension cost (see Note 25a)	948	837	152
Net postretirement benefit cost (see Note 25a)	1,173	1,290	1,119
Other expenses for pensions and retirements	51	85	59

	24,216	24,287	24,163

        Number of employees (annual average):

	2004	2003	2002
Hourly employees	229,763	226,989	232,304
Salaried employees	134,949	129,656	125,110
Trainees/apprentices	14,307	14,039	13,263

	379,019	370,684	370,677

        Information on the remuneration to the current and former members of the Board of Management and to the current members of the Supervisory Board is included in Note 38.

6. Other Income

        Other income consists of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Gains of sales of property, plant and equipment	94	58	48
Rental income, other than relating to financial services	100	110	197
Gains on sales of companies	128	11	—
Income from employee leasing programs	68	71	81
Reimbursement of contract costs	—	17	63
Government subsidies	30	63	56
Other miscellaneous items	475	359	332

	895	689	777

        Other miscellaneous items consist of reimbursements under insurance policies, income from licenses, reimbursements of certain non-income related taxes and customs duties, income from various employee canteens and other miscellaneous items.

        As result of the settlement agreement in connection with the sale of DaimlerChrysler Rail Systems GmbH (Adtranz) in 2004, a gain of €120 million which had been deferred since 2001 was realized as other income (see Note 31).

7. Turnaround Plan for the Chrysler Group

        In 2001, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group. Key initiatives for the multi-year turnaround plan included a workforce reduction and an elimination of excess capacity. The workforce reduction affected represented and non-represented hourly and salary employees. To eliminate excess capacity, the Chrysler Group has eliminated shifts and reduced line speeds at certain manufacturing facilities, and adjusted volumes at component, stamping and powertrain facilities. Additionally, the Chrysler Group has or is in the process of idling, closing or disposing of certain manufacturing plants.

        The net charges recorded for the plan in 2004 were €145 million (€89 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€139 million and €6 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The 2004 charges and adjustments were for costs associated with the closing or disposition of manufacturing facilities in 2003 to 2005.

        The net charges recorded for the plan in 2003 were €469 million (€288 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€462 million and €7 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The 2003 charges and adjustments were recorded for costs associated with the closing, significant downsizing or sale of certain manufacturing facilities in 2003 to 2005, related workforce reduction measures as well as revisions of estimates based on information available or actual settlements.

        The net charges recorded for the plan in 2002 were €694 million (€439 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€680 million and €14 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). The 2002 charges and adjustments were for costs associated with the idling, closing or disposal of certain manufacturing facilities in 2002 and 2003 and ongoing workforce reduction measures as well as revisions of estimates based upon information currently available for actual settlements.

        The net charges recorded for the plan in 2001 were €3,064 million (€1,934 million net of taxes), including €1,374 million related to workforce reductions, €984 million related to asset write-downs and €706 million related to other costs.

        The pre-tax amounts for turnaround plan charges are comprised of the following:

	Workforce reductions	Asset write-downs	Other costs/credits	Total
(in millions of €)
Reserve balance at January 1, 2002	506	—	510	1,016

Additional charges	353	269	99	721
Adjustments	(41)	30	(16)	(27)

Net charges	312	299	83	694
Payments	(297)	—	(215)	(512)
Amount charged against assets	—	(299)	(6)	(305)
Amount recognized by and transferred to the employee benefit plans	(152)	—	—	(152)
Currency translation adjustments	(89)	—	(67)	(156)

Reserve balance at December 31, 2002	280	—	305	585

Additional charges	182	234	26	442
Adjustments	27	15	(15)	27

Net charges	209	249	11	469
Payments	(151)	—	(128)	(279)
Amount charged against assets	—	(249)	(3)	(252)
Amount recognized by and transferred to the employee benefit plans	(108)	—	—	(108)
Currency translation adjustments	(32)	—	(37)	(69)

Reserve balance at December 31, 2003	198	—	148	346

Additional charges/(gains)	175	6	(55)	126
Adjustments	(21)	37	3	19

Net charges/(gains)	154	43	(52)	145
Payments	(119)	—	(100)	(219)
Amount charged against assets	—	(43)	65	22
Amount recognized by and transferred to the employee benefit plans	(57)	—	—	(57)
Currency translation adjustments	(16)	—	(1)	(17)

Reserve balance at December 31, 2004	160	—	60	220

        The Chrysler Group sold the Dayton Thermal Products facility on May 1, 2002 to a joint venture company with Behr America, Inc. and maintained a minority interest for two years. The Chrysler Group sold its remaining minority interest in the joint venture to Behr America for net book value on May 1, 2004. In addition, the Chrysler Group sold its Graz, Austria plant to Magna International Inc. ("Magna") on July 12, 2002. The exit costs of these two plant sales were previously provided for in the turnaround plan charges.

        In January 2003, the Chrysler Group contributed its New Castle machining and forging facility to NC-M Chassis Systems LLC, a joint venture company formed with Metaldyne Corporation ("Metaldyne"). The Chrysler Group owned 60% of the common stock of the joint venture company and Metaldyne owned the remaining 40%. In December 2003, Metaldyne exercised its option to purchase Chrysler Group's 60% interest in the NC-M Chassis Systems LLC joint venture company in exchange for cash and Metaldyne subordinated debt and preferred equity securities. The subordinated debt and preferred equity securities were valued at fair market value by an investment bank. The loss on the sale of the interest in the NC-M Chassis Systems LLC totaled €39 million and was included in the turnaround plan charges.

        In April 2004, the Chrysler Group sold its Huntsville, Alabama operations to Siemens VDO Automotive Electronics Corporation resulting in a pre-tax loss of €45 million. The exit costs associated with this sale were previously provided for in the turnaround plan charges.

        In September 2004, the Chrysler Group sold its New Venture Gear ("NVG") operations to Magna for consideration of €347 million consisting of cash, notes receivable and preferred shares of Magna's newly established subsidiary. The notes receivable and preferred shares were valued at fair market value by an investment bank. This transaction resulted in charges for workforce reduction which were offset by gains from the sale of assets, included in "Other costs/credits" in the table above. The sale is not expected to have a significant impact on the financial results. The final purchase price adjustments are expected to be completed in the first half of 2005. Also in 2004, the Chrysler Group committed to a plan for the closure of one other facility. The exit costs of these actions are provided for in the turnaround plan charges.

        Workforce reduction charges in 2004, 2003 and 2002 were €154 million, €209 million and €312 million respectively. The charges of the voluntary early retirement programs, accepted by 503, 1,827 and 3,175 employees in 2004, 2003 and 2002, respectively, are formula driven based on salary levels, age and past service. In addition, 5,417, 1,355 and 5,106 employees were involuntarily affected by the plan in 2004, 2003 and 2002, respectively. The amount of involuntary severance benefits paid and charged against the liability was €51 million, €20 million and €199 million in 2004, 2003 and 2002, respectively. The amount recognized by and transferred to the employee benefit plans represents the cost of the special early retirement programs and the curtailment of prior service costs actuarially recognized by the pension and postretirement health and life insurance benefit plans.

        As a result of the planned idling, closing, significant downsizing or sale of certain manufacturing facilities, the ability to recover the carrying values of certain long-lived assets at these plants were determined to be impaired. Accordingly, the Chrysler Group recorded impairment charges of €43 million, €249 million and
€299 million in 2004, 2003 and 2002, respectively. The impairment charges represent the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values.

        Other costs primarily included supplier contract cancellation costs, facility deactivation costs and accruals related to divestiture actions. Additionally, as noted above, other costs for 2004 included gains resulting from the sale of assets associated with the NVG transaction.

        The Chrysler Group expects to make cash payments of $0.2 billion in 2005 for the previously recorded charges. The Chrysler Group may recognize additional adjustments to the turnaround plan charges in 2005 primarily relating to the sale or closure of selected operations.

8. Financial Income (Expense), net

	Year ended December 31,
(in millions of €)	2004	2003	2002
Income from investments of which from affiliated companies €36 (2003: €37; 2002: €44)	86	37	73
Gains, net from disposals of investments and shares in affiliated and associated companies	291	44	2,645
Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method	(135)	24	—
Impairment of investment in EADS (Note 3)	—	(1,960)	—
Write-down of investments and shares in affiliated companies	(50)	(44)	(63)
Loss from companies included at equity	(798)	(538)	(17)

Income (loss) from investments, net	(606)	(2,437)	2,638

Other interest and similar income of which from affiliated companies €5 (2003: €20; 2002: €9)	490	521	720
Interest and similar expenses of which from affiliated companies €32 (2003: €16; 2002: €21)	(790)	(911)	(1,040)

Interest expense, net	(300)	(390)	(320)

Income (loss) from securities and long-term receivables of which from affiliated companies €2 (2003: €1; 2002: €7)	18	(15)	84
Write-down of securities and long-term receivables	(122)	(19)	(71)
Other, net	(67)	69	(125)

Other financial income (loss), net	(171)	35	(112)

	(1,077)	(2,792)	2,206

        In 2004, the dilution of DaimlerChrysler's interest in MMC resulted in a loss of €135 million which is reflected in "Gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method". Realized gains from DaimlerChrysler's currency hedging of the net investment in MMC of
€195 million are included in "Loss from companies included at equity".

        In 2003, MTU Friedrichshafen GmbH, a fully consolidated company of the Group, created a new company, MTU CFC Solutions GmbH ("MTU CFC"), and contributed all of its fuel cell activities into a new company for 100% ownership interest. Also in 2003, MTU CFC issued new shares to RWE Fuel Cells GmbH for a capital contribution. MTU Friedrichshafen GmbH did not participate in this increase in share capital causing the ownership interest of MTU Friedrichshafen GmbH in MTU CFC to dilute to 74.9%. As a result of this transaction, DaimlerChrysler realized a gain of €24 million, which is included in "gain (loss) from the dilution of shares in affiliated companies and investments accounted for under the equity method."

        The Group capitalized interest expenses related to qualifying construction projects of €70 million (2003: €100 million; 2002: €147 million).

9. Income Taxes

        Income before income taxes consists of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Germany	448	(736)	4,205
Non-German countries	3,087	1,332	1,720

	3,535	596	5,925

        The income (loss) in Germany includes the income (loss) from companies included at equity if the shares of those companies are held by German companies. In 2003, the write-down of the investment in EADS of
€1,960 million is also included.

        Income tax expense is comprised of the following components:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Current taxes
Germany	847	766	1,141
Non-German countries	923	(432)	(286)
Deferred taxes
Germany	(502)	172	(441)
Non-German countries	(91)	473	701

	1,177	979	1,115

        For German companies, the deferred taxes at December 31, 2004 were calculated using a federal corporate tax rate of 25% (2003: 25%; 2002: 26.5% for deferred taxes expected to reverse in 2003 and 25% for deferred taxes expected to reverse after 2003). Deferred taxes were also calculated with a solidarity surcharge of 5.5% for each year on federal corporate taxes plus the after federal tax benefit rate for trade tax of 12.125% (2003: 12.125%; 2002: 11.842% for deferred taxes expected to reverse in 2003 and 12.125% for deferred taxes expected to reverse after 2003). Including the impact of the surcharge and the trade tax, the tax rate applied to German deferred taxes amounted to 38.5% (2003: 38.5%; 2002: 39.8% for deferred taxes expected to reverse in 2003 and 38.5% for deferred taxes expected to reverse after 2003).

        In 2003, the German government enacted new tax legislation which, among other changes, provides that, beginning January 1, 2004, 5% of dividends received from German companies and 5% from certain gains from the sale of shares in affiliated and unaffiliated companies are no longer tax-free while losses from the sale of shares in affiliated and unaffiliated companies continue to be non-deductible. The change in tax legislation resulted in a deferred tax expense due to the deferred tax liabilities on the unrealized gains. The effect of the increase in the deferred tax liabilities of the Group's German companies was recognized in the year of enactment and as a result, a deferred tax expense of €64 million was included in the consolidated statement of income (loss) in 2003.

        In 2002, the German government enacted new tax legislation for the purpose of financing the flood disaster which, among other changes, increased the Group's statutory corporate tax rate for German companies from 25% to 26.5%, effective only for the calendar year 2003. The effect of the increase in the tax rate on the deferred tax assets and liabilities of the Group's German companies was recognized in the year of enactment and as a result, a net charge of €3 million was included in the consolidated statement of income (loss) in 2002.

        The effect of the tax law changes in Germany in 2003 and 2002 are reflected separately in the reconciliations presented below.

        A reconciliation of expected income tax expense to actual income tax expense determined using the applicable German corporate tax rate for the calendar year of 25% (2003: 26.5%; 2002: 25%) plus a solidarity surcharge of 5.5% on federal corporate taxes payable plus the after federal tax benefit rate for trade taxes of 12.125% (2003: 11.842%; 2002: 12.125%) for a combined statutory rate of 38.5% in 2004 (2003: 39.8%; 2002: 38.5%) is as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Expected expense for income taxes	1,361	237	2,281
Foreign tax rate differential	(357)	(489)	(247)
Gains from sales of business interests (T-Systems ITS, TEMIC)	—	—	(1,012)
Trade tax rate differential	(43)	(37)	(34)
Non-deductible impairment of investment in EADS	—	780	—
Tax effect of equity method investments	291	159	1
Tax free income and non-deductible expenses	(88)	269	178
Effect of changes in German tax laws	—	64	3
Dividend distribution credit at DCAG	—	—	(57)
Other	13	(4)	2

Actual expense for income taxes	1,177	979	1,115

        In 2002, income tax credits from dividend distribution reflected the tax benefit from the 2001 dividend distribution of €1.00 per Ordinary Share paid in 2002.

        The Group has various open income tax years unresolved with the taxing authorities in various jurisdictions. The open years are either currently under review by certain taxing authorities or not yet under examination. The Group believes it has adequately accrued for any future income taxes that may be owed for all open years. In 2003, the line "foreign tax rate differential" above included a tax benefit and related interest of €571 million which resulted in connection with agreements reached with the U.S. tax authorities on a claim pertaining to additional research and development credits for tax years 1986 through 1998. In 2003, the line "tax free income and non-deductible expenses" included a tax expense and related interest of €318 million pertaining primarily to tax costs associated with developments resulting from the examination by the German tax authorities of the Group's German tax returns for the years 1994 to 1998.

        Deferred income tax assets and liabilities are summarized as follows:

	At December 31,
(in millions of €)	2004	2003
Property, plant and equipment	699	637
Investments and long-term financial assets	2,678	2,387
Equipment on operating leases	651	727
Inventories	671	565
Receivables	834	658
Net operating loss and tax credit carryforwards	2,643	3,252
Pension plans and similar obligations	4,315	4,121
Other accrued liabilities	5,460	4,573
Liabilities	3,000	2,454
Deferred income	1,371	1,069
Other	151	92

	22,473	20,535
Valuation allowances	(429)	(485)

Deferred tax assets	22,044	20,050

Intangible assets	(852)	(942)
Property, plant and equipment	(3,798)	(3,702)
Equipment on operating leases	(6,699)	(6,333)
Receivables	(4,540)	(4,158)
Prepaid expenses	(370)	(366)
Pension plans and similar obligations	(2,096)	(2,124)
Other accrued liabilities	(148)	(166)
Taxes on undistributed earnings of non-German subsidiaries	(307)	(331)
Liabilities	(887)	(1,020)
Other	(406)	(956)

Deferred tax liabilities	(20,103)	(20,098)

Deferred tax assets (liabilities), net	1,941	(48)

        At December 31, 2004, the Group had corporate tax net operating losses ("NOLs") amounting to
€1,705 million (2003: €2,991 million), trade tax NOLs amounting to €81 million (2003: €40 million) and tax credit carryforwards amounting to €1,640 million (2003: €1,700 million). The corporate tax NOLs mainly relate to losses of U.S. companies and are partly limited in their use to the Group. Of the total amount of corporate tax NOLs at December 31, 2004, €297 million expire at various dates from 2005 through 2009, €1,076 million expire in 2024 and €332 million can be carried forward indefinitely. The tax credit carryforwards relate to U.S. companies and are partly limited in their use to the Group. Of the total amount of credit carryforwards at December 31, 2004 €99 million expire from 2005 through 2019, €993 million expire in 2024 and €548 million can be carried forward indefinitely. The trade tax NOLs are not limited in their use.

        The valuation allowances, which relate to deferred tax assets of foreign companies that management believes will more likely than not expire without benefit decreased by €56 million from December 31, 2003 to December 31, 2004. In future periods management's estimate of the amount of the deferred tax assets considered realizable may change, and hence the valuation allowances may increase or decrease.

        Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	At December 31, 2004		At December 31, 2003
(in millions of €)	Total	thereof non-current	Total	thereof non-current
Deferred tax assets	4,130	1,861	2,688	1,982
Deferred tax liabilities	(2,189)	(2,099)	(2,736)	(595)

Deferred tax assets (liabilities), net	1,941	(238)	(48)	1,387

        DaimlerChrysler recorded deferred tax liabilities for non-German withholding taxes of €222 million (2003:
€239 million) on €4,434 million (2003: €4,782 million) in cumulative undistributed earnings of non-German subsidiaries and additional German tax of €85 million (2003: €92 million) on the future payout of these foreign dividends to Germany because as of today, the earnings are not intended to be permanently reinvested in those operations.

        The Group did not provide income taxes or non-German withholding taxes on €9,626 million (2003: €7,891 million) in cumulative earnings of non-German subsidiaries because the earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

        In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 ("Act"), that provides for a special one-time tax deduction of 85 percent of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. DaimlerChrysler North America Holding Corporation ("DCNAH"), a wholly-owned U.S. subsidiary of DaimlerChrysler, is analyzing the provisions of the Act and the feasibility of several alternative scenarios for the potential repatriation of a portion of the earnings of DCNAH's non-U.S. subsidiaries. Completion of the evaluation is subject to the attainment of clarifying guidance and legislative technical corrections of key elements of the repatriation provisions of the Act. The evaluation is expected to be completed within a reasonable period of time following the publication of the additional clarifying language and enactment into law of needed technical corrections. The range of reasonably possible amounts being considered for repatriation to the U.S., is zero to $2.7 billion. The related potential income tax expense ranges from zero to $0.2 billion.

        Including the items charged or credited directly to related components of stockholders' equity and the expense (benefit) of discontinued operations and from changes in accounting principles, the expense (benefit) for income taxes consists of the following:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Expense for income taxes of continuing operations	1,177	979	1,115
Expense for income taxes of discontinued operations	—	202	62
Income tax benefit from changes in accounting principles	—	(35)	—
Stockholders' equity for items in accumulated other comprehensive loss	(754)	1,055	(2,699)
Stockholders' equity for U.S. employee stock option expense in excess of amounts recognized for financial purposes	(9)	—	—

	414	2,201	(1,522)

        In 2004, tax benefits of €2 million (2003: €105 million) from the reversal of deferred tax asset valuation allowances at subsidiaries of MMC were recorded as a reduction of the investor level goodwill relating to the Group's investment in MMC.

10. Discontinued Operations

        The results of MTU Aero Engines and the gain on sale are reported as discontinued operations and the Group's consolidated financial statements for all prior periods have been adjusted to reflect this presentation. However, for segment reporting purposes, the revenues and operating profit of MTU Aero Engines is included in the Other Activities segment revenues and operating profit in 2003 and 2002 (see Notes 4 and 35).

        The operating results of the discontinued operations are as follows:

	Year ended December 31,
(in millions of €)	2003	2002
Revenues	1,933	2,215
Income before income taxes	67	143
Income taxes	(53)	(62)
Minority interests	—	1

Earnings from discontinued operations	14	82

11. Cumulative Effects of Changes in Accounting Principles

        Variable Interest Entities. DaimlerChrysler adopted the provisions of FIN 46R pertaining to the consolidation of variable interest entities that are special purpose entities as of December 31, 2003, and to all other entities as of March 31, 2004 (see Note 3). The cumulative effect of adopting FIN 46R was a reduction of net income of €30 million, net of taxes of €35 million (€0.03 per share), recognized in the consolidated statement of income (loss) in 2003.

        Goodwill and Other Intangible Assets. DaimlerChrysler adopted SFAS 142, "Goodwill and Other Intangible Assets" on January 1, 2002. The after-tax transitional goodwill impairment charge recognized in the consolidated statement of income (loss) in 2002 by DaimlerChrysler was €159 million (€0.16 per share), which represents the Group's proportionate share of the transitional goodwill impairment charges from equity method investees, primarily EADS (see Note 12).

Notes to Consolidated Balance Sheets

12. Goodwill

        Information with respect to changes in the Group's goodwill is presented in the Consolidated Fixed Asset Schedule included herein.

        Changes in the carrying amount of goodwill as of December 31, 2004 compared to the previous year relate mainly to the initial consolidation of MFTBC (€253 million). Additions to goodwill relating to the other acquisitions amounted to €4 million (2003: €46 million). The remaining changes in the carrying amount of goodwill relate to currency translation adjustments and dispositions of businesses.

        At December 31, 2004 and 2003, the carrying value of goodwill, excluding investor level goodwill, allocated to the Group's reporting segments are:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commerc. Vehicles	Services	Other Activities	total
2004	177	898	670	62	196	2,003
2003	160	969	425	62	200	1,816

        In connection with the transitional impairment evaluation required by SFAS 142, DaimlerChrysler performed an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, DaimlerChrysler (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. DaimlerChrysler completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002 and determined that there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

        Companies accounted for by DaimlerChrysler using the equity method, such as EADS, were also subject to the transitional impairment evaluation requirements of SFAS 142. DaimlerChrysler's proportionate share of its equity method investees' (primarily EADS) transitional goodwill impairment charge was €159 million (€0.16 per share). This transitional impairment charge and the related per share amount are reported as the cumulative effect of a change in accounting principles in the Group's consolidated statement of income (loss) for the year ended December 31, 2002 (see Note 11).

        DaimlerChrysler's investor level goodwill in companies accounted for using the equity method was €51 million at December 31, 2004 (2003: €559 million). Such goodwill is not subject to the impairment tests required by SFAS 142. Instead, the total investment, including investor level goodwill, will continue to be evaluated for impairment when conditions indicate that a decline in fair value of the investment below the carrying amount is other than temporary.

13. Other Intangible Assets

        Information with respect to changes in the Group's other intangible assets is presented in the Consolidated Fixed Asset Schedule included herein.

        Other intangible assets comprise:

	At December 31,
(in millions of €)	2004	2003
Other intangible assets subject to amortization
Gross carrying amount	1,309	1,047
Accumulated amortization	(806)	(694)

Net carrying amount	503	353
Other intangible assets not subject to amortization	2,168	2,466

	2,671	2,819

        DaimlerChrysler's other intangible assets subject to amortization represent concessions, industrial property rights and similar rights (€260 million) as well as software developed or obtained for internal use (€204 million). The additions in 2004 of €215 million (2003: €178 million) with a weighted average useful life of 5 years primarily include software developed or obtained for internal use. The aggregate amortization expense for the years ended December 2004, 2003 and 2002, was €169 million, €178 million and €175 million, respectively.

        Estimated aggregate amortization expense for other intangible assets for the next five years is:

(in millions of €)	2005	2006	2007	2008	2009
Amortization expense	165	105	62	40	30

        Other intangible assets not subject to amortization represent primarily intangible pension assets.

14. Property, Plant and Equipment, net

        Information with respect to changes in the Group's property, plant and equipment is presented in the Consolidated Fixed Assets Schedule included herein.

        Property, plant and equipment includes buildings, technical equipment and other equipment capitalized under capital lease agreements of €245 million (2003: €195 million). Depreciation expense and impairment charges on assets under capital lease arrangements were €34 million (2003: €19 million; 2002: €15 million).

        Future minimum lease payments due from property, plant and equipment under capital leases at December 31, 2004 amounted to €520 million and are due as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Future minimum lease payments	96	81	46	34	32	231

        The reconciliation of future minimum lease payments from capital lease agreements to the corresponding liabilities is as follows:

(in millions of €)	December 31, 2004
Amount of future minimum lease payments	520
Less interests included	147

Liabilities from capital lease agreements	373

15. Equipment on Operating Leases, net

        Information with respect to changes in the Group's equipment on operating leases is presented in the Consolidated Fixed Assets Schedule included herein. Of the total equipment on operating leases, €26,017 million represent automobiles and commercial vehicles (2003: €23,653 million).

        Noncancellable future lease payments due from customers for equipment on operating leases at December 31, 2004 amounted to €11,922 million and are due as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Future lease payments	5,650	3,661	1,743	594	149	125

16. Inventories

	At December 31,
(in millions of €)	2004	2003
Raw materials and manufacturing supplies	1,746	1,569
Work-in-process	2,545	2,280
Finished goods, parts and products held for resale	12,792	11,350
Advance payments to suppliers	75	59

	17,158	15,258
Less: Advance payments received	(366)	(310)

	16,792	14,948

        Certain of the Group's U.S. inventories are valued using the LIFO method. If the FIFO method had been used instead of the LIFO method, inventories would have been higher by €601 million (2003: €614 million). For the years 2004, 2003 and 2002, certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory carried at lower costs which prevailed in prior years. The effect of the liquidation was to decrease cost of sales by €9 million, €9 million and €42 million in 2004, 2003 and 2002, respectively.

        At December 31, 2004, inventories include €295 million of company cars of DaimlerChrysler pledged as collateral to the DaimlerChrysler Pension Trust e.V. The pledge was made in 2004 due to new requirement to provide collateral for certain vested employee benefits in Germany.

17. Trade Receivables

	At December 31,
(in millions of €)	2004	2003
Receivables from sales of goods and services	7,542	6,668
Allowance for doubtful accounts	(591)	(587)

	6,951	6,081

        As of December 31, 2004, €283 million of the trade receivables mature after more than one year (2003: €172 million).

        Changes in the allowance for doubtful accounts for trade receivables were as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Balance at beginning of year	587	629	646
Charged to costs and expenses	49	23	95
Amounts written off	(160)	(48)	(63)
Currency translation and other changes	115	(17)	(49)

Balance at end of year	591	587	629

18. Receivables from Financial Services

	At December 31,
(in millions of €)	2004	2003
Receivables from:
Wholesale	10,670	9,747
Retail	44,202	40,673
Other	3,020	3,483

	57,892	53,903
Allowance for doubtful accounts	(1,107)	(1,265)

	56,785	52,638

        Wholesale receivables represent loans for floor financing programs for vehicles sold by the Group's automotive businesses to the dealer or loans for assets purchased by the dealer from third parties, primarily used vehicles traded in by the dealer's customer or real estate such as dealer showrooms.

        Retail receivables include loans and finance leases to end users of the Group's products who purchased their vehicle either from a dealer or directly from DaimlerChrysler. The other receivables mainly represent investments in leases involving the purchase of non-automotive assets by parties other than the Group's dealers or retail customers.

        Wholesale receivables from the sale of vehicles from the Group's inventory to dealers as well as retail receivables from the sale of DaimlerChrysler's vehicles directly to a retail customer relate to the sale of its inventory. The cash flow effects of such receivables are presented as "net changes in inventory-related receivables from financial services" within the consolidated cash flows from operating activities. All cash flow effects attributable to receivables from financial services that are not related to the sale of inventory to DaimlerChrysler's direct customers are classified as investing activities within the consolidated statements of cash flows.

        Receivables from financial services included €15 million and €98 million of receivables classified as held for sale at December 31, 2004 and 2003, respectively.

        Included in retail and other receivables are investments in finance leases involving minimum lease payments of €14,072 million and €14,298 million, unearned income of €(2,602) million and €(2,787) million, initial direct costs of €47 million and €63 million and estimated unguaranteed residual values of €660 million and €885 million at December 31, 2004 and 2003, respectively. Finance leases consist of sales-type leases of vehicles to the Group's direct retail customers, direct-financing leases of vehicles to its independent dealers' customers and investments in direct-financing leases involving non-automotive assets.

        As of December 31, 2004, receivables from financial services with a carrying amount of €35,598 million mature after more than one year (2003: €33,328 million).

        Changes in the allowance for doubtful accounts for receivables from financial services were as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Balance at beginning of year	1,265	1,559	1,602
Charged to costs and expenses	467	553	1,004
Amounts written off	(413)	(492)	(639)
Reversals	(84)	(63)	(36)
Currency translation and other changes	(128)	(292)	(372)

Balance at end of year	1,107	1,265	1,559

        Receivables from financial services are generally secured by vehicles or other assets. Contractual payments from the receivables from financial services at December 31, 2004 amounted to €61,300 million and are as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Maturities	23,019	11,769	10,010	6,811	4,111	5,580

        Actual cash flows will vary from contractual maturities due to future sales of finance receivables, prepayments and write-offs.

        Based on market conditions and liquidity needs, DaimlerChrysler may sell portfolios of wholesale and retail receivables to third parties, which typically results in the derecognition of the transferred receivables from the balance sheet. Retained interests in sold receivables are classified as other assets in the Group's consolidated balance sheets (see Note 19). For additional information on retained interests in sold receivables and the sale of receivables from financial services, see Note 34.

19. Other Assets

	At December 31,
(in millions of €)	2004	2003
Receivables from affiliated companies	1,174	1,172
Receivables from related companies[1]	588	922
Retained interests in sold receivables and subordinated asset backed certificates	2,202	3,157
Other receivables and other assets	9,221	11,485

	13,185	16,736
Allowance for doubtful accounts	(261)	(888)

	12,924	15,848

(1)     Related companies include entities which have a significant ownership in DaimlerChrysler or entities in which the Group holds a significant investment.

        As of December 31, 2004, €3,494 million of the other assets mature after more than one year (2003: €6,617 million).

        Changes in the allowance for doubtful accounts for other assets were as follows:

	Year ended December 31,
(in millions of €)	2004	2003	2002
Balance at beginning of year	888	723	726
Charged to costs and expenses	61	134	28
Amounts written off	(702)	(2)	(11)
Currency translation and other changes	14	33	(20)

Balance at end of year	261	888	723

20. Securities, Investments and Long-Term Financial Assets

        Information with respect to the Group's total investments and long-term financial assets is presented in the Consolidated Fixed Assets Schedule included herein. The carrying amounts of participations (investments that are not accounted for under the equity method) and long-term (marketable) securities which are shown among "Investments and long-term financial assets" in the Consolidated Balance Sheets are comprised of the following:

	At December 31,
(in millions of €)	2004	2003
Participations with a quoted marked price	503	802
Participations without a quoted marked price	277	318

Participations	780	1,120

Long-term securities	599	353

        The main changes in investments in related companies were caused by the reclassification of the interest in MMC (see Note 3) and the sale of the stake in HMC (see Note 4).

        Investments without a quoted market price were tested for impairment when an impairment indicator has occurred. In 2004, investments without a quoted marked price with carrying amounts of €20 million were tested for impairment. As of December 31, 2004, unrealized losses have not occurred. The disclosure of short-term securities is made in the Consolidated Balance Sheets among "Securities" and is recorded separately in available-for-sale and trading:

	At December 31,
(in millions of €)	2004	2003
Available-for-sale	3,725	3,136
Trading	159	132

Short-term securities	3,884	3,268

        As of December 31, 2004, the table below shows the (amortized) costs, fair values, gross unrealized holding gains and losses per security class of investments with a quoted marked price, long-term and short-term available-for-sale securities. The aggregate amounts of unrealized losses of investments which are in a continuous unrealized loss position for less than 12 months and the aggregate amounts of unrealized losses of investments which are in a continuous unrealized loss position for 12 months or longer are shown separately together with their appropriate fair values.

				Unrealized Loss less 1 year		Unrealized Loss 1 year or more		Unrealized Loss total
(in millions of €)	Cost	Fair value	Unrealized Gain	Fair value	Unrealized Loss	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	560	948	394	—	—	134	6	134	6
Equity-based funds	175	175	—	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	360	360	1	—	—	1	1	1	1
Debt securities issued by non-German governments	128	132	4	—	—	—	—	—	—
Corporate debt securities	1,718	1,726	12	96	4	—	—	96	4
Mortgage-backed securities	361	361	1	41	1	—	—	41	1
Securities backed by other assets	170	170	—	—	—	—	—	—	—
Other debt securities	819	820	1	—	—	—	—	—	—
Debt-based funds	135	135	—	—	—	—	—	—	—

	4,426	4,827	413	137	5	135	7	272	12

        As of December 31, 2003, these values are as follows:

				Unrealized Loss less 1 year		Unrealized Loss 1 year or more		Unrealized Loss total
(in millions of €)	Cost	Fair value	Unrealized Gain	Fair value	Unrealized Loss	Fair value	Unrealized Loss	Fair value	Unrealized Loss
Equity securities	600	1,023	423	—	—	—	—	—	—
Equity-based funds	141	141	—	—	—	—	—	—	—
Debt securities issued by the German government and other political subdivisions	248	248	—	—	—	—	—	—	—
Debt securities issued by non-German governments	338	343	5	—	—	—	—	—	—
Corporate debt securities	1,478	1,492	18	228	4	—	—	228	4
Mortgage-backed securities	570	572	3	229	1	—	—	229	1
Securities backed by other assets	132	132	—	—	—	—	—	—	—
Other debt securities	201	205	4	—	—	—	—	—	—
Debt-based funds	133	135	2	—	—	—	—	—	—

	3,841	4,291	455	457	5	—	—	457	5

        The estimated fair values of investments in debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	At December 31,
(in millions of €)	2004	2003
Due within one year	1,157	779
Due after one year through five years	1,624	1,366
Due after five years through ten years	330	422
Due after more than ten years	458	425

	3,569	2,992

        Proceeds from disposals of long-term and short-term available-for-sale securities were €3,702 million (2003: €2,743 million; 2002: €5,254 million). Gross realized gains from sales of these securities were €254 million (2003: €8 million; 2002: €157 million), while gross realized losses were €3 million (2003: €15 million; 2002: €23 million). The proceeds and realized gains from the sale of the stake in HMC are included in these figures (see Note 4). The proceeds from the sale of the stake in HMC are shown in the Consolidated Statements of Cash Flows among the line item "Proceeds from disposals of businesses", the remaining proceeds are disclosed in the line item "Proceeds from sales of securities (other than trading)."

        The unrealized gains included in the 2004 statement of income related to trading securities were €2 million (2003: €10 million; 2002: €6 million). Unrealized losses have not occurred in 2004 (2003: -; 2002: €1 million) for these securities.

        DaimlerChrysler uses the weighted average cost method as a basis for determining cost and calculating realized gains and losses.

        Other securities classified as cash equivalents were approximately €3.6 billion and €5.3 billion at December 31, 2004 and 2003, respectively, and consisted primarily of repos, commercial paper and certificates of deposit.

21. Liquid Assets

        Liquid assets recorded under various balance sheet captions are as follows:

	At December 31,
(in millions of €)	2004	2003	2002
Cash and cash equivalents[1]
originally maturing within 3 months	7,381	10,767	9,100
originally maturing after 3 months	390	250	30

Total cash and cash equivalents	7,771	11,017	9,130
Securities	3,884	3,268	3,293
Other	—	—	5

	11,655	14,285	12,428

1
Cash and cash equivalents are mainly comprised of cash at banks, cash on hand and checks in transit.

22. Prepaid Expenses

        Prepaid expenses are comprised of the following:

	At December 31,
(in millions of €)	2004	2003
Prepaid pension cost	246	260
Other prepaid expenses	784	835

	1,030	1,095

        As of December 31, 2004, €435 million of the total prepaid expenses mature after more than one year (2003: €434 million).

23. Stockholders' Equity

        Number of Shares Issued and Outstanding as well as Treasury Stock. DaimlerChrysler had issued and outstanding 1,012,824,191 registered Ordinary Shares of no par value at December 31, 2004 and 2003. Each share represents a nominal value of €2.60 of capital stock.

        In 2004, DaimlerChrysler purchased approximately 0.8 million (2003: 1.3 million; 2002: 1.1 million) Ordinary Shares in connection with an employee share purchase plan, of which 0.8 million (2003: 1.3 million; 2002: 1.1 million) were re-issued to employees.

        Authorized and Conditional Capital. On April 7, 2004, the annual meeting authorized the Board of Management through October 7, 2005, to acquire treasury stock for certain defined purposes up to a pro rata amount of the share capital attributable to each share of €263 million of capital stock, representing nearly 10% of issued and outstanding capital stock.

        On April 9, 2003, the annual meeting authorized the Board of Management through April 8, 2008, upon approval of the Supervisory Board, to increase capital stock by issuing new, no par value registered shares in exchange for cash contributions totaling €500 million as well as by issuing new, no par value registered shares in exchange for non-cash contributions totaling €500 million and to increase capital stock by issuing Ordinary Shares to employees totaling €26 million.

        DaimlerChrysler is authorized to issue convertible bonds and notes with warrants in a nominal volume of up to €15 billion prior to April 18, 2005. The convertible bonds and notes with warrants shall grant to the holders or creditors option or conversion rights for new shares in DaimlerChrysler in a nominal amount not to exceed €300 million of capital stock. DaimlerChrysler is also entitled to grant rights for issuing up to 96 million new shares (representing up to a pro rata amount of the share capital attributable to each share of approximately €250 million of capital stock) with respect to the DaimlerChrysler Stock Option Plan by April 18, 2005.

        From the Stock Option Plan 1996 on December 31, 2004, outstanding rights in a nominal volume of €0.1 million could result in 46,230 new shares of DaimlerChrysler AG. In 2004 and 2003, no options were exercised from this Plan, while 7,035 Ordinary Shares were issued upon exercise of options from the Stock Option Plan 1996 in 2002.

        Convertible Notes. In June 1997, DaimlerChrysler issued 5.75% subordinated mandatory convertible notes due June 14, 2002, with a nominal amount of €66.83 per note. These convertible notes represented at the date of issue a nominal amount of €508 million including 7,600,000 notes which could be converted, subject to adjustment, into 0.86631 newly issuable shares of DaimlerChrysler AG for each note before June 4, 2002. During 2002, 17,927 DaimlerChrysler Ordinary Shares were issued upon exercise. On June 14, 2002, the mandatory conversion date,

7,572,881 notes were converted into 9,506,483 newly issued Ordinary Shares of DaimlerChrysler AG. The conversion price of €52.72 was determined on June 8, 2002, on the basis of the average closing auction price for the shares in Xetra-trading for the period between May 13, 2002, and June 7, 2002. Because this conversion price was below the adjusted minimum conversion price of €53.19, the number of shares was calculated based on the adjusted minimum conversion price. Thus each shareholder received 1.25643 Ordinary Shares of DaimlerChrysler AG per note. Fractions that remained after aggregation were settled in cash based on a conversion rate of €52.72 amounting to a total cash payment of €0.4 million.

        During 1996, DaimlerChrysler Luxembourg Capital S.A., a wholly-owned subsidiary of DaimlerChrysler, issued 4.125% bearer notes with appertaining warrants due July 5, 2003, in the amount of €613 million (with nominal value of €511 each), which entitled the bond holders to subscribe for a total of 12,366,324 shares (7,728,048 of which represents newly issued shares totaling €383 million) of DaimlerChrysler. According to the note agreements the option price per share was €42.67 in consideration of exchange of the notes or €44.49 in cash. The warrants expired on June 18, 2003. In 2003 (until June 18) 20,698 (2002: 50) Ordinary Shares were issued as a result of exercises of warrants. The repayment for the remaining options was made on July 5, 2003.

        Comprehensive Income/(Loss). The changes in the components of accumulated other comprehensive loss are as follows:

	Year ended December 31, 2004			Year ended December 31, 2003			Year ended December 31, 2002
(in millions of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized gains (losses) on securities (incl. retained interests):
Unrealized holding gains (losses)	277	(10)	267	731	(146)	585	122	(77)	45
Reclassification adjustments for (gains) losses included in net income (loss)	(592)	119	(473)	(255)	77	(178)	(223)	43	(180)

Unrealized gains (losses) on securities	(315)	109	(206)	476	(69)	407	(101)	(34)	(135)
Unrealized gains (losses) on derivatives hedging variability of cash flows:
Unrealized derivative gains (losses)	1,765	(693)	1,072	4,406	(1,682)	2,724	2,417	(952)	1,465
Reclassification adjustments for (gains) losses included in net income (loss)	(2,383)	942	(1,441)	(2,506)	944	(1,562)	(111)	48	(63)

Unrealized derivative gains (losses)	(618)	249	(369)	1,900	(738)	1,162	2,306	(904)	1,402
Minimum pension liability adjustments	(1,224)	476	(748)	662	(218)	444	(10,022)	3,721	(6,301)
Foreign currency translation adjustments	(611)	(80)	(691)	(1,531)	(30)	(1,561)	(3,154)	(84)	(3,238)

Changes in other comprehensive income/(loss)	(2,768)	754	(2,014)	1,507	(1,055)	452	(10,971)	2,699	(8,272)

        Exchange rate effects on the components of other comprehensive income principally are shown within changes of the cumulative translation adjustment.

        Effective October 1, 2004, the Chrysler Group prospectively changed the functional currency of DaimlerChrysler Canada Inc. ("DCCI"), its Canadian subsidiary, from the U.S. dollar to the Canadian dollar. This change resulted from several significant economic and operational changes within DCCI, including a reduction of U.S. sourced components. The initial implementation of this change in functional currency had the effect of increasing the value of the net assets of the Group and the accumulated other comprehensive loss by €179 million.

        Miscellaneous. Under the German corporation law (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the unappropriated accumulated earnings of DaimlerChrysler AG (parent company only) as reported in its statutory financial statements determined in accordance with the German commercial code (Handelsgesetzbuch). For the year ended December 31, 2004, DaimlerChrysler management has proposed a distribution of €1,519 million (€1.50 per share) of the 2004 earnings of DaimlerChrysler AG as a dividend to the stockholders.

24. Stock-Based Compensation

        The Group currently has two stock option plans, various stock appreciation rights ("SARs") plans and medium term incentive awards. As discussed in Note 1, DaimlerChrysler adopted the provisions of SFAS 123 prospectively for all awards granted after December 31, 2002. Awards granted in previous periods will continue to be accounted for using the provisions of APB 25 and related interpretations.

        Stock Option Plans. In April 2000, the Group's shareholders approved the DaimlerChrysler Stock Option Plan 2000 which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under the Stock Option Plan 2000 are exercisable at a reference price per DaimlerChrysler Ordinary Share determined in advance plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

        The table below shows the basic terms of options issued (in millions) under the Stock Option Plan 2000:

				At December 31, 2004
Year of Grant	Reference price	Exercise price	Options granted	Options outstanding	Options exercisable
2000	€62.30	€74.76	15.2	13.5	13.5
2001	€55.80	€66.96	18.7	17.2	17.2
2002	€42.93	€51.52	20.0	18.9	9.5
2003	€28.67	€34.40	20.5	19.4	—
2004	€36.31	€43.57	18.0	17.5	—

        DaimlerChrysler established, based on shareholder approvals, the 1998, 1997 and 1996 Stock Option Plans (former Daimler-Benz plans), which provided for the granting of options for the purchase of DaimlerChrysler Ordinary Shares to certain members of management. The options granted under the plans were evidenced by non-transferable convertible bonds with a principal amount of €511 per bond due ten years after issuance. During certain specified periods each year, each convertible bond could have been converted into 201 DaimlerChrysler Ordinary Shares, if the market price per share on the day of conversion was at least 15% higher than the predetermined conversion price and the options (granted in 1998 and 1997) had been held for a 24 month waiting period.

        The basic terms of the bonds and the related stock options issued (in millions) under these plans are as follows:

				At December 31, 2004
			Related stock options granted
Bonds granted in	Stated interest rate	Conversion price		Stock options outstanding	Stock options exercisable
1996	5.9%	€42.62	0.9	—	—
1997	5.3%	€65.90	7.4	5.0	—
1998	4.4%	€92.30	8.2	5.8	—

        In the second quarter of 1999, DaimlerChrysler converted all options granted under the 1998 and 1997 Stock Option Plans into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of a SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares.

        Analysis of the stock options issued is as follows (options in millions; per share amounts in €):

	2004		2003		2002
	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share	Number of stock options	Average exercise price per share
Balance at beginning of year	71.6	55.18	53.1	63.40	33.6	70.43
Options granted	18.0	43.57	20.5	34.40	20.0	51.52
Exercised	—	—	—	—	—	—
Forfeited	(1.4)	40.79	(1.2)	51.83	(0.5)	61.29
Expired	(1.7)	65.92	(0.8)	74.76	—	—
Outstanding at year-end	86.5	52.78	71.6	55.18	53.1	63.40
Exercisable at year-end	40.2	65.92	23.1	71.71	7.6	74.56

        For the year ended December 31, 2004, the Group recognized compensation expense on stock options (before taxes) of €119 million (2003: €95 million; 2002: €57 million).

        The fair values of the DaimlerChrysler stock options issued in 2004, 2003 and 2002, were measured at the grant date (beginning of April) based on a modified Black-Scholes option-pricing model, which considers the specific terms of issuance. For options granted to the Board of Management in 2004 and for which — according to the recommendations of the German Corporate Governance Code — the Presidential Committee can impose a limit or reserve the right to impose such a limit in the case of exceptional and unpredictable developments, are calculated with the intrinsic value at December 31. The table below presents the underlying assumptions as well as the resulting fair values and total values (in millions of €):

	2004	2003	2002
Expected dividend yield	4.4%	5.6%	2.0%
Expected volatility	33%	35%	30%
Risk-free interest rate	2.6%	2.9%	4.2%
Expected lives (in years)	3	3	3
Fair value per option	€7.85	€6.00	€18.70
Total value by award	131.9	123.0	374.0

        Unearned compensation expense (before taxes) of all outstanding and unvested stock options as of December 31, 2004, that are not subject to a possible limitation according the recommendation of the German Corporate Governance Code, totals €125 million (2003: €122 million; 2002: €104 million).

        Stock Appreciation Rights Plans. In 1999, DaimlerChrysler established a stock appreciation rights plan (the "SAR Plan 1999") which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of a SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued

11.4 million SARs at an exercise price of €89.70 each ($98,76 for Chrysler employees), of which 8.6 million SARs are outstanding and exercisable at December 31, 2004.

        As discussed above (see "Stock Option Plans"), in the second quarter of 1999 DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs.

        In conjunction with the consummation of the merger between Daimler-Benz and Chrysler in 1998, the Group implemented a SAR plan through which 22.3 million SARs were issued at an exercise price of $75.56 each, of which 13.1 million SARs are outstanding and exercisable at December 31, 2004. The initial grant of SARs replaced Chrysler fixed stock options that were converted to DaimlerChrysler Ordinary Shares as of the consummation of the merger. SARs which replaced stock options that were exercisable at the time of the consummation of the merger were immediately exercisable at the date of grant. SARs related to stock options that were not exercisable at the date of consummation of the merger became exercisable in two installments; 50% on the six-month and one-year anniversaries of the consummation date.

        A summary of the activity related to the Group's SAR plans as of and for the years ended December 31, 2004, 2003 and 2002, is presented below (SARs in millions; per share amounts in €):

	2004		2003		2002
	Number of SARs	Weighted- average excercise price	Number of SARs	Weighted- average exercise price	Number of SARs	Weighted- average exercise price
Outstanding at beginning of year	36.3	74.24	40.3	79.13	42.5	84.75
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited	(3.8)	72.54	(4.0)	75.00	(2.2)	78.31
Outstanding at year-end	32.5	71.37	36.3	74.24	40.3	79.13
SARs exercisable at year-end	32.5	71.37	36.3	74.24	40.3	79.13

        Compensation expense or benefit (representing the reversal of previously recognized expense) on SARs is recorded based on changes in the market price of DaimlerChrysler Ordinary Shares. For the years ended December 31, 2004, 2003 and 2002, the Group recognized no compensation expense in connection with SARs, because the options underlying exercise prices were greater than the market price for DaimlerChrysler Ordinary Shares at December 31, 2004.

        Medium Term Incentive Awards. The Group grants medium term incentives to certain eligible employees that track, among others, the market value of the DaimlerChrysler Ordinary Shares over three year performance periods. The amount ultimately earned in cash at the end of a performance period is primarily based on the degree of achievement of corporate goals derived from competitive and internal planning benchmarks and the value of DaimlerChrysler Ordinary Shares at the end of three year performance periods. The benchmarks are return on net assets and return on sales. The Group issued 0.7 million medium term incentives in 2004 (2003: 1.3 million; 2002: 1.2 million).

        For the year ended December 31, 2004, the Group recognized compensation expense (before taxes) of €12 million (2003: €35 million; 2002: €20 million) in connection with the medium term incentive awards.

25. Accrued Liabilities

        Accrued liabilities are comprised of the following:

	At December 31,		At December 31,
	2004		2003
(in millions of €)	Total	Due after one year	Total	Due after one year
Pension plans and similar obligations (see Note 25a)	13,923	12,634	13,467	12,275
Income and other taxes	3,134	1,674	2,794	946
Other accrued liabilities (see Note 25b)	24,509	8,609	22,911	8,662

	41,566	22,917	39,172	21,883

Plans and Similar Obligations

        Pension plans and similar obligations are comprised of the following components:

	At December 31,
(in millions of €)	2004	2003
Pension liabilities (pension plans)	5,606	4,951
Other postretirement benefits	8,021	8,203
Other benefit liabilities	296	313

	13,923	13,467

        The increase of the pension liabilities of €0.7 billion resulted primarily from the first-time consolidation of MFTBC.

        The decrease in accrued other postretirement benefits of €0.2 billion resulted mainly from lower provisions due to the Medicare Act in the U.S.

        DaimlerChrysler implemented in 2001 restructuring plans at Freightliner and Chrysler Group (see Note 7), including certain workforce reduction initiatives. The impacts on the pension and postretirement obligations resulting from settlements and curtailments of these turnaround plans are contained in the following disclosures.

Pension Plans

        The Group provides pension benefits to substantially all of its hourly and salaried employees. Plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment while others are fixed plans depending on ranking (both wage level and position).

        Investment Policies and Strategies. At December 31, 2004, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities, including 2,570,150 of DaimlerChrysler Ordinary Shares in a German Plan with a market value of €91 million. Assets and income accruing on all pension trust and relief funds are used solely to pay pension benefits and administer the plans. The Group's pension asset allocation at December 31, 2004 and 2003, and target allocation for the year 2005, are as follows:

	Plan Assets German Plans			Plan Assets Non-German Plans
(in % of plan assets)	2005 planned	2004	2003	2005 planned	2004	2003
Equity securities	57	57	57	67	66	65
Debt securities	36	36	37	23	28	30
Real estate	3	2	3	6	4	4
Other	4	5	3	4	2	1

        Every 3-5 years, or more frequently if appropriate, DaimlerChrysler conducts asset-liability studies for the major pension funds. DaimlerChrysler uses the expertise of external investment and actuarial advisors. These studies are intended to determine the optimal long-term asset allocation with regard to the liability structure. The resulting Model Portfolio allocation aims at minimizing the economic cost of defined benefit schemes. At the same time the risks should be limited to an appropriate level.

        The Model Portfolio is then expanded to a Benchmark Portfolio. The Benchmark Portfolio matches the asset class weights in the Model portfolio and expands the asset classes by adding of sub-asset-classes with corresponding weights to implement an actual portfolio. By application of Modern Portfolio Theory an optimal one year target allocation is determined. This target allocation is then implemented and the performance in the current year is tracked against the benchmark portfolio.

        The entire process is overseen by investment committees which consist of senior financial management especially from treasury and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations, and review the risks and results of the major pension funds and approve the selection and retention of external managers of specific portfolios.

        The majority of investments are in international blue chip equities on the one hand and high quality government and corporate bonds on the other hand. To maintain a wide range of diversification and to improve return opportunities, up to approximately 20% of assets are allocated to highly promising markets such as Private Equity, High Yield Debt, Convertibles and Emerging Markets. Internal controlling units monitor all investments strictly and regularly. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

        Funded Status. The following information with respect to the Group's pension plans is presented by German Plans and non-German Plans (principally comprised of plans in the U.S.):

	At December 31, 2004			At December 31, 2003
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Change in projected benefit obligations:
Projected benefit obligations at beginning of year	32,132	11,165	20,967	32,949	10,941	22,008
Foreign currency exchange rate changes	(1,351)	—	(1,351)	(3,287)	—	(3,287)
Service cost	681	256	425	600	256	344
Interest cost	1,878	586	1,292	2,029	632	1,397
Plan amendments	67	—	67	657	5	652
Actuarial losses	2,146	1,110	1,036	1,324	124	1,200
Dispositions	—	—	—	(377)	(361)	(16)
Acquisitions and other	794	—	794	334	94	240
Settlement/curtailment loss	192	61	131	29	1	28
Benefits paid	(2,091)	(550)	(1,541)	(2,126)	(527)	(1,599)

Projected benefit obligations at end of year	34,448	12,628	21,820	32,132	11,165	20,967

Change in plan assets:
Fair value of plan assets at beginning of year	26,328	8,183	18,145	24,544	6,789	17,755
Foreign currency exchange rate changes	(1,252)	—	(1,252)	(2,692)	—	(2,692)
Actual return on plan assets	2,854	664	2,190	4,239	983	3,256
Employer contributions	1,649	638	1,011	2,056	855	1,201
Plan participant contributions	19	—	19	18	—	18
Dispositions	—	—	—	(18)	(7)	(11)
Acquisitions and other	188	—	188	128	—	128
Benefits paid	(1,982)	(466)	(1,516)	(1,947)	(437)	(1,510)

Fair value of plan assets at end of year	27,804	9,019	18,785	26,328	8,183	18,145

        A reconciliation of the funded status, which is the difference between the projected benefit obligations and the fair value of plan assets, to the amounts recognized in the Consolidated Balance Sheets is as follows:

	At December 31, 2004			At December 31, 2003
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Funded status	6,644	3,609	3,035	5,804	2,982	2,822
Amounts not recognized:
Unrecognized actuarial net losses	(11,356)	(4,166)	(7,190)	(10,438)	(3,244)	(7,194)
Unrecognized prior service cost	(2,143)	(2)	(2,141)	(2,545)	(4)	(2,541)
Unrecognized net obligation at date of initial application	—	—	—	(5)	—	(5)
Net assets recognized	(6,855)	(559)	(6,296)	(7,184)	(266)	(6,918)
Amounts recognized in the Consolidated Balance Sheets consist of:
Prepaid pension cost	(246)	—	(246)	(260)	—	(260)
Accrued pension liability	5,606	2,927	2,679	4,951	2,355	2,596
Intangible assets	(2,074)	—	(2,074)	(2,466)	—	(2,466)
Accumulated other comprehensive loss	(10,141)	(3,486)	(6,655)	(9,409)	(2,621)	(6,788)
Net assets recognized	(6,855)	(559)	(6,296)	(7,184)	(266)	(6,918)

        Assumptions. The measurement date for the Group's pension plan assets and obligations is principally December 31. The measurement date for the Group's net periodic pension cost is principally January 1. Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the pension plans are situated.

        The following weighted average assumptions were used to determine benefit obligations:

	German Plans			Non-German Plans
	2004	2003	2002	2004	2003	2002
(in %)
Average assumptions:
Discount rate	4.8	5.3	5.8	5.8	6.2	6.7
Rate of long-term compensation increase	3.0	3.0	3.0	4.5	4.5	5.4

        The following weighted average assumptions were used to determine net periodic pension cost:

	German Plans			Non-German Plans
	2004	2003	2002	2004	2003	2002
(in %)
Average assumptions:
Discount rate	5.3	5.8	6.0	6.2	6.7	7.4
Expected return on plan assets (at the beginning of the year)	7.5	7.5	7.9	8.5	8.5	10.1
Rate of long-term compensation increase	3.0	3.0	3.0	4.5	5.4	5.4

        Expected Return on Plan Assets. The expected rate of return for U.S. plans is based on long-term actual portfolio results, historical total market returns and an assessment of the expected returns for the asset classes in the portfolios. The assumptions are based on surveys of large asset portfolio managers and peer group companies of future return expectations over the next ten years. Accordingly, negative returns during one or several years may not significantly change the historical long term rate of return such as to necessitate or warrant revision of the expected long term rate of return for U.S. plans.

        A similar process is implemented to determine the expected rate of return on plan assets for German Plans. Both capital market surveys as well as the expertise of major banks and industry professionals are used to determine the expected rate of return on plan assets.

        The expected rate of return on plan assets set for 2002 was 7.9% for German Plans and 10.1% for non-German Plans (primarily U.S. plans). During 2002, the Investment Committees of DaimlerChrysler decided to gradually shift the pension fund portfolio asset distribution towards a mix more heavily weighted with fixed income assets, which by definition, would modestly lower return expectations. Also at that time, the Investment Committees' analysis of market trends caused management to believe that future long-term returns for equities and fixed income assets would be lower than the returns experienced over the previous 25 years. The expected rates of return were therefore lowered to 7.5% for German plans and 8.5% for non-German plans as of January 1, 2003, which remained consistent through December 31, 2004.

        For 2005, the expected rates of return on plan assets are the same as the rates applied in 2004.

        Net Pension Cost. The components of net pension cost were for the years ended December 31, 2004, 2003 and 2002, as follows:

	2004			2003			2002
	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
(in millions of €)
Service cost	681	256	425	600	256	344	610	226	384
Interest cost	1,878	586	1,292	2,029	632	1,397	2,251	629	1,622
Expected return on plan assets	(2,339)	(614)	(1,725)	(2,379)	(509)	(1,870)	(3,287)	(595)	(2,692)
Amortization of:
Unrecognized net actuarial (gains) losses	372	141	231	226	173	53	77	74	3
Unrecognized prior service cost	292	—	292	287	—	287	291	—	291
Unrecognized net obligation	—	—	—	—	—	—	1	—	1
Net periodic pension cost (benefit)	884	369	515	763	552	211	(57)	334	(391)
Settlement/curtailment loss	64	—	64	74	50	24	209	1	208
Net pension cost (benefit)	948	369	579	837	602	235	152	335	(183)

        Contributions. Employer contributions to the Group's defined benefit pension plans were €1,649 million and €2,056 million for the years ended December 31, 2004 and 2003, respectively. The employer contribution to the Group's defined benefit pension plans is expected to approximate €1.5 billion in 2005, of which €0.5 million is estimated to be needed to satisfy minimum funding and contractual requirements and an additional €1.0 billion is expected to be contributed at the Group's discretion. The Group anticipates that the expected 2005 employer contribution will comprise €1.5 billion in cash.

        Estimated Future Pension Benefit Payments. Pension benefits pertaining to the Group's German and non-German plans were €550 million and €1,541 million, respectively during 2004, and €527 million and
€1,599 million, respectively during 2003. The total estimated future pension benefits to be paid by the Group's pension plans for the next 10 years approximates €23.0 billion and are expected to be paid as follows:

	2005	2006	2007	2008	2009	2010- 2014
(in billions of €)
German Plans	0.5	0.6	0.6	0.6	0.7	3.7
Non-German Plans	1.5	1.5	1.5	1.6	1.7	8.5
Total	2.0	2.1	2.1	2.2	2.4	12.2

        Accumulated Benefit Obligation. For all pension plans that have an accumulated benefit obligation in excess of plan assets, information pertaining to the accumulated benefit obligation and plan assets are presented as follows:

	At December 31,	At December 31,	At December 31,
	2004	2003	2002
(in millions of €)
Projected benefit obligation	33,749	31,487	32,300
Accumulated benefit obligation	32,627	30,547	31,206
Plan Assets	27,141	25,660	23,882

        The pretax increase of the minimum pension liability in 2004 resulted in a reduction of stockholders' equity by €1,224 million and is included in other comprehensive income (loss). In 2003 there was a pretax increase of stockholders' equity included in other comprehensive income (loss) of €662 million for the years ended December 31, respectively.

Other Postretirement Benefits

        Certain DaimlerChrysler operations in the U.S. and Canada provide postretirement health and life insurance benefits to their employees. Upon retirement from DaimlerChrysler, the employees may become eligible for continuation of these benefits. The benefits and eligibility rules may be modified.

        Investment Policies and Strategies. At December 31, 2004, plan assets were invested in diversified portfolios that consisted primarily of debt and equity securities. Assets and income accruing on all pension trust and relief funds are used solely to pay benefits and administer the plans. The Group's other benefit plan asset allocation at December 31, 2004 and 2003, and target allocations for 2005 are as follows:

	2005 planned	2004	2003
(in % of plan assets)
Equity securities	65	68	68
Debt securities	35	32	32
Real estate	—	—	—

        Asset allocation is based on a Benchmark Portfolio designed to diversify investments among the following primary asset classes: U.S. Equity, International Equity and U.S. Fixed Income. The objective of the Benchmark Portfolio is to achieve a reasonable balance between risk and return.

        The investment process is overseen by investment committees which consist of senior financial management and other appropriate executives. The Investment Committees meet regularly to approve the asset allocations and review the risks and results of the funds and approve the selection and retention of external managers of specific portfolios.

        The majority of investments reflects the asset classes designated by the Benchmark Portfolio. To maintain a wide range of diversification and improve return possibilities, a small percentage of assets (approximately 5%) is allocated to highly promising markets such as High Yield Debt and Emerging Markets. Internal controlling units monitor all investments strictly and regularly. External depositary banks provide safekeeping of securities as well as reporting of transactions and assets.

        Funded Status. The following information is presented with respect to the Group's postretirement benefit plans:

	At December 31,
	2004	2003
(in millions of €)
Change in accumulated postretirement benefit obligations:
Accumulated postretirement benefit obligations at beginning of year	14,910	15,933
Foreign currency exchange rate changes	(1,053)	(2,553)
Service cost	255	278
Interest cost	863	983
Plan amendments	4	(383)
Actuarial losses	127	1,242
Acquisitions and other	—	198
Settlement/curtailment loss	46	11
Benefits paid	(797)	(799)

Accumulated postretirement benefit obligations at end of year	14,355	14,910

Change in plan assets:
Fair value of plan assets at beginning of year	1,531	2,232
Foreign currency exchange rate changes	(132)	(490)
Actual gains (losses) on plan assets	160	379
Employer contributions (withdrawals)	—	(673)
Dispositions/Acquisitions	—	137
Benefits paid	(12)	(54)

Fair value of plan assets at end of year	1,547	1,531

        A reconciliation of the funded status, which is the difference between the accumulated postretirement benefit obligations and the fair value of plan assets, to the liability recognized for accrued postretirement health and life insurance benefits in pension plans and similar obligations is as follows:

	At December 31,
	2004	2003
(in millions of €)
Funded status	12,808	13,379
Amounts not recognized:
Unrecognized actuarial net losses	(4,721)	(5,114)
Unrecognized prior service cost	(66)	(62)

Net liability recognized	8,021	8,203

        Impact of the Medicare Act. In the U.S., the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Act") resulted in an overall reduction of the accumulated postretirement benefit obligation for postretirement health and life insurance benefits to €997 million as of January 1, 2004. The impact of the remeasurement of the accumulated postretirement benefit obligation is being amortized over the average service period of employees eligible for postretirement benefits beginning January 1, 2004. Consequently, the net periodic postretirement benefit cost for 2004 has been reduced by €148 million.

        Estimated Future Subsidies due to Medicare Act. The total estimated future subsidies due to Medicare Act for the next 10 years approximate €460 million and are expected to be received as follows:

	2005	2006	2007	2008	2009	2010- 2014
(in billions of €)
Medicare Act	—	40	43	45	48	284

        Contributions. DaimlerChrysler did not make any contributions to its other postretirement plans in 2004 or 2003 and does not plan to make any contributions in 2005.

        Assumptions. Assumed discount rates and rates of increase in remuneration used in calculating the accumulated postretirement benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the plans are situated.

        The weighted average assumptions used to determine the benefit obligations of the Group's postretirement benefit plans at December 31 were as follows (in %):

	2004	2003	2002
Average assumptions:
Discount rate	6.0	6.3	6.8
Health care inflation rate in following (or "base") year	8.0	8.0	10.0
Ultimate health care inflation rate (2011/2008/2008)	5.0	5.0	5.0

        The weighted average assumptions used to determine the net periodic postretirement benefit cost of the Group's postretirement benefit plans were as follows (in %):

	2004	2003	2002
Average assumptions:
Discount rate	6.3	6.8	7.4
Expected return on plan assets (at the beginning of the year)	8.5	8.5	10.5
Health care inflation rate in following (or "base") year	8.0	10.0	6.9
Ultimate health care inflation rate (2008)	5.0	5.0	5.0

        U.S. postretirement benefit plan assets utilize an asset allocation substantially similar to that of the pension assets so the expected rate of return is the same for both pension and postretirement benefit plan asset portfolios. Accordingly, the information about the expected rate of return on pension plan assets described above also applies to postretirement plan assets.

        The assumptions have a significant effect on the amounts reported for the Group's health care plans. The following schedule presents the effects of a one-percentage-point change in assumed ultimate health care cost inflation rates as from 2011:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
(in millions of €)
Effect on total of service and interest cost components	156	(126)
Effect on accumulated postretirement benefit obligations	1,720	(1,422)

        For 2005, the expected rate of return on plan assets is the same as the rate applied in 2004.

        Net Postretirement Benefit Cost. The components of net periodic postretirement benefit cost for the years ended December 31, 2004, 2003 and 2002, were as follows:

	2004	2003	2002
(in millions of €)
Service cost	255	278	262
Interest cost	863	983	1,062
Expected return on plan assets	(159)	(217)	(345)
Amortization of:
Unrecognized net actuarial (gains) losses	208	220	38
Unrecognized prior service cost	3	24	76
Net periodic postretirement benefit cost	1,170	1,288	1,093
Settlement/curtailment loss	3	2	26
Net postretirement benefit cost	1,173	1,290	1,119

        The components of the reduction of net periodic postretirement benefit cost in 2004 resulting from the Medicare Act were as follows:

2004
(in millions of €)
Service cost	19
Interest cost	62
Amortization of unrecognized net actuarial losses	67
Total reduction	148

        Estimated Future Postretirement Benefit Payments. Postretirement benefits paid pertaining to the Group's plans were €797 million and €799 million during 2004 and 2003, respectively. The total estimated future postretirement benefits to be paid by the Group's plans for the next 10 years approximate €9.2 billion and are expected to be paid as follows:

	2005	2006	2007	2008	2009	2010- 2014
(in billions of €)
Other postretirement benefits	0.7	0.8	0.9	0.9	0.9	5.0

        Prepaid Employee Benefits. In 1996, DaimlerChrysler established a Voluntary Employees' Beneficiary Association ("VEBA") trust for payment of non-pension employee benefits. At December 31, 2004 and 2003, the VEBA trust had a balance of €2,023 million and €2,017 million, respectively, of which €1,474 million and
€1,433 million, respectively, were designated and restricted for the payment of postretirement health care benefits. No contributions to the VEBA trust were made in 2004, 2003 and 2002. DaimlerChrysler does not expect to make any contributions to the VEBA trust in 2005.

b) Other Accrued Liabilities

        Other accrued liabilities consisted of the following:

	At December 31,
	2004	2003
(in millions of €)
Product guarantees	10,877	9,230
Accrued sales incentives	4,680	5,119
Accrued personnel and social costs	2,784	2,282
Restructuring measures	250	410
Other	5,918	5,870

	24,509	22,911

        The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term (see Note 32). The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group's obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

        The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)
Balance at January 1, 2003	9,353
Currency change	(776)
Utilizations	(4,581)
Product guarantees issued in 2003	5,364
Other changes from product guarantees issued in prior periods	(130)

Balance at December 31, 2003	9,230

Currency change and change in consolidated companies	334
Utilizations	(4,712)
Product guarantees issued in 2004	4,807
Other changes from product guarantees issued in prior periods	1,218

Balance at December 31, 2004	10,877

        The amount included in the line item "product guarantees issued in 2003 respective 2004" represents the additions to the accruals for product guarantees recognized in the corresponding year for products sold in this year.

        The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in "Deferred income" on the Consolidated Balance Sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)
Balance at January 1, 2003	1,061
Currency change	(170)
Deferred revenue current year	693
Earned revenue current year	(455)

Balance at December 31, 2003	1,129

Currency change	(74)
Deferred revenue current year	538
Earned revenue current year	(478)

Balance at December 31, 2004	1,115

        Accruals for restructuring measures comprise certain employee termination benefits and other costs that are directly associated with plans to exit specified activities. The changes in these provisions are summarized as follows:

	Termination benefits	Exit costs	Total liabilities
(in millions of €)
Balance at January 1, 2002	573	617	1,190
Utilizations, transfers and currency change	(461)	(358)	(819)
Reductions	(57)	(39)	(96)
Additions	323	160	483

Balance at December 31, 2002	378	380	758

Utilizations, transfers and currency change	(355)	(209)	(564)
Reductions	(10)	(27)	(37)
Additions	226	27	253

Balance at December 31, 2003	239	171	410

Utilizations, transfers and currency change	(200)	(39)	(239)
Reductions	(24)	(54)	(78)
Additions	156	1	157

Balance at December 31, 2004	171	79	250

        In connection with the Group's restructuring measures, provisions were recorded in 2004, 2003 and 2002, principally within Chrysler Group (see Note 7). In addition, accruals for restructuring measures were recorded in 2002 within Commercial Vehicles.

        Additions to accruals for termination benefits in 2004 amounted to €156 million (2003: €226 million; 2002: €323 million). The amount recorded in 2004 was primarily related to the Chrysler Group's turnaround plan, which was initiated in 2001.

        Termination benefits of €127 million were paid in 2004 (2003: €229 million; 2002: €431 million). These termination benefits were completely charged against previously established liabilities (2003: €228 million; 2002: €359 million).

        In connection with its restructuring efforts in 2004, workforce reductions impacted approximately 6,180 employees (2003: 4,410; 2002: 11,500). At December 31, 2004, the Group had liabilities for estimated future terminations of approximately 1,120 employees.

        Additions to the accruals for exit costs of €27 million in 2003 and most of the accruals for exit costs in 2002 (€302 million) were related to supplier contract cancellation and facility deactivation costs in connection with the termination of production activities and product programs within the Chrysler Group (see Note 7). The Commercial Vehicles segment accrued €62 million in exit costs in 2002, which were primarily related to costs associated with dealer contract terminations in the U.S. and France. Minor amounts accrued in 2002 were related to several restructuring programs within the Other Activities segment.

        The payments for exit costs amounted to €107 million in 2004 (2003: €174 million; 2002: €288 million), of which €101 million (2003: €167 million; 2002: €258 million) were charged against previously established liabilities.

26. Financial Liabilities

		At December 31,
		2004	2003
(in millions of €)
Short-term:
Notes/Bonds		11,122	9,975
Commercial paper		6,824	7,048
Liabilities to financial institutions		10,254	6,183
Liabilities to affiliated companies		438	344
Deposits from direct banking business		2,945	3,041
Loans, other financial liabilities		1,123	475
Liabilities from capital lease and residual value guarantees		1,422	1,189

Short-term financial liabilities (due within one year)		34,128	28,255

Long-term:	Maturities
Notes/Bonds	2006-
of which due in more than five years	2097
€10,492 (2003: €11,213)		33,919	37,802
Liabilities to financial institutions	2006-
of which due in more than five years	2019
€1,264 (2003: €1,812)		6,807	7,911
Deposits from direct banking business of which due in more than five years €9 (2003: €22)		179	97
Loans, other financial liabilities of which due in more than five years €2 (2003: €13)		145	400
Liabilities from capital lease and residual value guarantees of which due in more than five years €210 (2003: €207)		1,442	1,225

Long-term financial liabilities		42,492	47,435

		76,620	75,690

        Weighted average interest rates for notes/bonds, commercial paper, liabilities to financial institutions and deposits from direct banking business are 5.22%, 2.66%, 4.47% and 2.35%, respectively, at December 31, 2004.

        Commercial papers are primarily denominated in euros and U.S. dollars and include accrued interest. Liabilities to financial institutions are partly secured by mortgage conveyance, liens and assignment of receivables of approximately €2,232 million (2003: €1,714 million).

        DaimlerChrysler Corporation ("DCC") maintains a Trade Payables Agreement with General Electric Capital Corporation ("GECC") to provide financial flexibility to DCC and its suppliers. GECC pays participating suppliers on accelerated payment terms for a discount on the invoiced amount. DCC then pays GECC under the terms of the original invoice from the supplier. To the extent GECC can realize favorable economics from the transactions, they are shared with DCC. The program will terminate in the first half of 2005. The outstanding balance due GECC at December 31, 2004 and 2003, was €410 million and €416 million, respectively, shown within other short term financial liabilities in the table above.

        Aggregate nominal amounts of financial liabilities maturing during the next five years and thereafter are as follows:

	2005	2006	2007	2008	2009	thereafter
(in millions of €)
Financial liabilities	34,459	14,095	8,681	4,478	3,051	11,226

        At December 31, 2004, the Group had unused short-term credit lines of €9,278 million (2003:
€10,700 million) and unused long-term credit lines of €8,981 million (2003: €10,441 million). The credit lines include an $18 billion revolving credit facility with a syndicate of international banks. The credit agreement is comprised of a multi-currency revolving credit facility which allows DaimlerChrysler AG to borrow up to $5 billion until 2009, an U.S. dollar revolving credit facility which allows DaimlerChrysler North America Holding Corporation, a wholly-owned subsidiary of DaimlerChrysler AG, to borrow up to $6 billion available until 2005, and a multi-currency revolving credit facility for working capital purposes which allows DaimlerChrysler AG and several subsidiaries to borrow up to $7 billion until 2008. A part of the $18 billion facility serves as back-up for commercial paper drawings.

27. Trade Liabilities

	At December 31, 2004			At December 31, 2003
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)
Trade liabilities	12,914	2	—	11,583	—	1

28. Other Liabilities

	At December 31, 2004			At December 31, 2003
	Total	Due after one and before five years	Due after five years	Total	Due after one and before five years	Due after five years
(in millions of €)
Liabilities to affiliated companies	354	10	—	316	10	—
Liabilities to related companies	77	—	—	131	—	—
Other liabilities	8,276	542	166	8,358	699	315

	8,707	552	166	8,805	709	315

        As of December 31, 2004, other liabilities include tax liabilities of €803 million (2003: €682 million) and social benefits due of €774 million (2003: €753 million).

29. Deferred Income

        As of December 31, 2004, €2,088 million of the total deferred income is to be recognized after more than one year (2003: €1,836 million).

Notes to Consolidated Statements of Cash Flows

30. Consolidated Statements of Cash Flows

        The following cash flows represent supplemental information with respect to net cash provided by operating activities:

	Year ended December 31,
	2004	2003	2002
(in millions of €)
Interest paid	3,092	3,207	3,615
Income taxes paid (refunded)	1,373	937	(1,178)

        For the year ended December 31, 2004, net cash provided by financing activities included proceeds of early terminated cross currency hedges, related to financial liabilities, of €1,304 million (2003: €556 million; 2002: €117 million).

Other Notes

31. Legal Proceedings

        Various legal proceedings are pending against the Group. DaimlerChrysler believes that such proceedings in the main constitute ordinary routine litigation incidental to its business.

        In November 2003, the official receiver of Garage Bernard Tutrice, S.A., France, a former customer of DaimlerChrysler's French subsidiary, filed a lawsuit against DaimlerChrysler France S.A.S. in the commercial court of Versailles claiming damages alleged to have resulted from tax fraud committed by the former Chairman of Tutrice S.A. In October 2004 the receiver amended its claim and now demands payment of €455 million, which it claims is the equivalent of the total of the unsecured liabilities of Tutrice S.A. The receiver alleges that DaimlerChrysler France did not forward information to the tax authorities necessary to uncover the tax fraud and therefore had contributed to Tutrice S.A.'s insolvency. DaimlerChrysler France had filed proof of debt in Tutrice S.A.'s insolvency proceedings. The former chairman of Tutrice S.A. was convicted of tax fraud in April, 2001. DaimlerChrysler France was a joint plaintiff in the criminal proceedings resulting in the conviction. The criminal court found, that the fraud committed by Tutrice's former chairman also caused damage to DaimlerChrysler France. DaimlerChrysler intends to defend itself against this claim vigorously.

        DaimlerChrysler Australia/Pacific Pty. Ltd. ("DCAuP") is subject to a potentially large claim arising out of the financial failure of a customer. The customer, one of DCAuP's largest private clients for buses, had purchased and paid for some 200 buses over the period 1999 to 2000. In April 2003 the customer was placed in receivership and subsequently in liquidation. The customer had obtained finance by purporting to sell to financiers and lease back buses which, in many cases, were either non-existent or already under finance to a third party. Criminal charges are being brought against the directors of the customer. Civil actions claiming damages were issued out of the Supreme Court of New South Wales against DCAuP in April 2004 by the customer's major creditor (National Australia Bank Limited) and in June 2004 by the liquidator. The actions allege that DCAuP, by reason of the conduct of one of its then employees, vicariously engaged in misleading and deceptive conduct which resulted in loss to the plaintiffs. The allegations are that the employee had furnished to the customer a number of letters on DCAuP letterhead which falsely asserted that the customer had purchased and paid for buses which purported to be identified by either commission numbers or chassis numbers. Many of the buses proved to be fictitious. The letters were produced by the customer to the financier as part of the customer's proof of its title to the identified buses in order to procure funding. The claims are yet to be finally quantified. DaimlerChrysler is vigorously defending both claims.

        DaimlerChrysler AG in its capacity as successor of Daimler-Benz AG is a party to a valuation proceeding (Spruchstellenverfahren) relating to a subordination and profit transfer agreement that existed between Daimler-Benz AG and the former AEG AG ("AEG"). In 1988, former AEG shareholders filed a petition to the regional court in Frankfurt claiming that the consideration and compensation stipulated in the agreement was inadequate. In 1994, a court-appointed valuation expert concluded that the consideration provided for in the agreement was adequate. Following a Federal Constitutional Court decision in an unrelated case, the Frankfurt court in 1999 instructed the expert to employ a market value approach in its valuation analysis rather than the capitalized earnings value approach previously used. The court also instructed the expert in 2004 to take into account additional findings of the Federal Supreme Court elaborating further on the valuation issue addressed by the Federal Constitutional Court. In September 2004, the expert delivered the requested valuation opinion. If the new opinion were to be followed by the Frankfurt court, the valuation ratio would increase significantly in favour of the AEG shareholders. DaimlerChrysler believes the original consideration and compensation to be adequate and the second valuation opinion to be unwarranted. DaimlerChrysler intends to defend itself vigorously against the claims in this proceeding.

        As previously reported, various legal proceedings are pending against DaimlerChrysler or its subsidiaries alleging defects in various components (including occupant restraint systems, seats, brake systems, tires, ball joints, engines and fuel systems) in several different vehicle models or allege design defects relating to vehicle stability (rollover propensity), pedal misapplication (sudden acceleration), brake transmission shift interlock, or crashworthiness. Some of these proceedings are filed as class action lawsuits that seek repair or replacement of the vehicles or compensation for their alleged reduction in value, while others seek recovery for personal injuries. Adverse decisions in one or more proceedings could require DaimlerChrysler or its subsidiaries to pay partially substantial compensatory and punitive damages, or undertake service actions, recall campaigns or other costly actions.

        Three purported class action lawsuits are pending in various U.S. courts that allege that the paint applied to 1982-1997 model year Chrysler, Plymouth, Jeep® and Dodge vehicles delaminates, peels or chips as the result of defective paint, paint primer, or application processes. Plaintiffs seek compensatory and punitive damages, costs of repair or replacement, attorneys' fees and costs. Seven other previously reported class action lawsuits regarding paint delamination have been dismissed.

        In November 2004, a jury awarded $3.75 million in compensatory damages and $98 million in punitive damages against DaimlerChrysler Corporation in Flax v. DaimlerChrysler Corporation, a case filed in Davidson County Circuit Court in the state of Tennessee. The complaint alleged that the seat back in a 1998 Dodge Grand Caravan was defective and collapsed when the Caravan was struck by another vehicle resulting in the death of an occupant. DaimlerChrysler Corporation has filed motions challenging the verdict and the damage awards. DaimlerChrysler Corporation is defending approximately 25 other complaints involving vehicle seat back strength, including the appeal of a judgment against DaimlerChrysler Corporation in November 2003 for $3.75 million in compensatory damages and $50 million in punitive damages in Douglas v. DaimlerChrysler Corporation, a case filed in Superior Court in Maricopa County, Arizona. DaimlerChrysler believes it has strong grounds for appealing these verdicts and having the punitive damage awards stricken.

        Like other companies in the automotive industry, DaimlerChrysler (primarily DaimlerChrysler Corporation) have experienced a growing number of lawsuits which seek compensatory and punitive damages for illnesses alleged to have resulted from direct and indirect exposure to asbestos used in some vehicle components (principally brake pads). Typically, these suits name many other corporate defendants and may also include claims of exposure to a variety of non-automotive asbestos products. A single lawsuit may include claims by multiple plaintiffs alleging illness in the form of asbestosis, mesothelioma or other cancer or illness. The number of claims in these lawsuits increased from approximately 14,000 at the end of 2001 to approximately 29,000 at the end of 2004. In the majority of these cases, plaintiffs do not specify their alleged illness and provide little detail about their alleged exposure to components in DaimlerChrysler's vehicles. Some plaintiffs do not exhibit current illness, but seek recovery based on potential future illness. DaimlerChrysler believes that many of these lawsuits involve unsubstantiated illnesses or assert only tenuous connections with components in its vehicles, and that there is credible scientific evidence to support the dismissal of many of these claims. Although DaimlerChrysler's expenditures to date in connection with such claims have not been material to its financial condition, it is possible that the number of these lawsuits will continue to grow, especially those alleging life-threatening illness, and that the company could incur significant costs in the future in resolving these lawsuits.

        As previously reported, the Antitrust Division of the U.S. Department of Justice, New York Regional Office, opened a criminal investigation in connection with the allegations made in a lawsuit filed in 2002 in the United States District Court for the District of New Jersey against DaimlerChrysler's subsidiary Mercedes-Benz USA, LLC ("MBUSA"), and its wholly-owned subsidiary Mercedes-Benz Manhattan, Inc. The Department of Justice advised those companies in the third quarter of 2003 that it had closed the investigation and will take no further action. The lawsuit, certified as a class action in 2003, alleges that those companies participated in a price fixing conspiracy among Mercedes-Benz dealers. MBUSA and Mercedes-Benz Manhattan will continue to defend themselves vigorously.

        As previously reported, DaimlerChrysler received a "statement of objections" from the European Commission on April 1, 1999, which alleged that the Group violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EU competition rules and imposed a fine of approximately €72 million. DaimlerChrysler's appeal against this decision is still pending before the European Court of Justice.

        As previously reported, in 2003 approximately 80 purported class action lawsuits alleging violations of antitrust law were filed against DaimlerChrysler and several of its U.S. subsidiaries, six other motor vehicle manufacturers, operating subsidiaries of those companies in both the United States and Canada, the National Automobile Dealers Association and the Canadian Automobile Dealers Association. Some complaints were filed in federal courts in various states and others were filed in state courts. The complaints allege that the defendants conspired to prevent the sale to U.S. consumers of vehicles sold by dealers in Canada in order to maintain new car prices at artificially high levels in the U.S. They seek treble damages on behalf of everyone who bought or leased a new vehicle in the U.S. since January 1, 2001. DaimlerChrysler believes the complaints against it are without merit and plans to defend itself against them vigorously.

        As previously reported, DaimlerChrysler's subsidiary, DaimlerChrysler Services North America LLC ("DCSNA") is subject to various legal proceedings in federal and state courts, some of which allege violations of state and federal laws in connection with financing motor vehicles. Some of these proceedings seek class action status, and may ask for compensatory, punitive or treble damages and attorneys' fees. In October 2003, the Civil Rights Division of the Department of Justice and the United States Attorney's Office for the Northern District of Illinois advised that they are initiating an investigation of DCSNA's credit practices that focuses on DCSNA's Chicago Zone Office. The investigation follows a lawsuit filed in February, 2003, against DCSNA in Chicago with the United States District Court for the Northern District of Illinois that alleges that the DCSNA Chicago Zone Office engaged in racially discriminatory credit and collection practices in violation of federal and state laws. In that lawsuit, initially six individuals filed a purported class action complaint on behalf of African-Americans in the region alleging that they were denied vehicle financing based on race. They seek compensatory and punitive damages, and injunctive relief barring discriminatory practices. The lawsuit was later amended to include

Hispanic-Americans. DCSNA believes that its practices are fair and not discriminatory. DCSNA intends to defend itself vigorously against these claims.

        The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Services AG, Deutsche Telekom AG and the consortium by serving an introductory writ (see also Notes 3 and 32). The Federal Republic of Germany is seeking damages, including contractual penalties and reimbursement of lost revenues, which allegedly arose from delays in the operability of the toll collection system. Specifically, the Federal Republic of Germany is claiming lost revenues of €3.56 billion plus interest for the period September 1, 2003 through December 31, 2004, and contractual penalties of approximately €1.03 billion plus interest through July 31, 2004. Since some of the contractual penalties are depending on time, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims of the Federal Republic of Germany are without merit and intends to defend itself vigorously against these claims.

        As previously reported, Freightliner LLC, DaimlerChrysler's North American commercial vehicles subsidiary, acquired in September 2000 Western Star Trucks Holdings Ltd., a Canadian company engaged in the design, assembly, and distribution of heavy duty trucks and transit buses. Prior to its acquisition by Freightliner, Western Star had completed the sale of ERF (Holdings) plc, a company organized in England and Wales and engaged in the assembly and sale of heavy duty trucks, to MAN AG and MAN Nutzfahrzeuge AG for CAD195 million. In September 2002, MAN filed a claim against Freightliner Ltd. (formerly Western Star) with the London Commercial Court for breach of representations and warranties in the share purchase agreement, alleging that ERF's accounts and financial statements were misstated. MAN seeks damages in excess of GBP300 million. Freightliner Ltd. intends to defend itself vigorously against such claims and has filed a contribution claim against Ernst & Young, ERF's auditors, with the London Commercial Court in the second quarter of 2003.

        As previously reported, DaimlerChrysler sold DaimlerChrysler Rail Systems GmbH ("Adtranz"), to Bombardier Inc., on April 30, 2001 for $725 million. In connection with the sale, DaimlerChrysler deferred €300 million of the gain due to uncertainties related to the final purchase price. In July 2002, Bombardier filed a request for arbitration with the International Chamber of Commerce in Paris, and asserted claims for sales price adjustments under the terms of the sale and purchase agreement as well as claims for alleged breaches of contract and misrepresentations. Bombardier sought total damages of approximately €960 million. The original sales agreement limited the amount of such price adjustments to €150 million and, to the extent legally permissible, the amount of other claims to an additional €150 million. On September 28, 2004, DaimlerChrysler and Bombardier concluded a settlement agreement with respect to all claims asserted by Bombardier in connection with the sale of Adtranz. The settlement agreement provided for a purchase price adjustment of €170 million to be paid to Bombardier and the cancellation of all remaining claims and allegations asserted by Bombardier. DaimlerChrysler paid the settlement amount on October 1, 2004. DaimlerChrysler recognized the remaining deferred gain in 2004, which was partially offset by expenses incurred. The €120 million net amount recognized is classified as "Other income" in the consolidated statements of income and is included in operating profit of the Other Activities segment.

        As previously reported, in the fourth quarter of 2000, Tracinda Corporation filed a lawsuit in the United States District Court for the District of Delaware against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management (Messrs. Kopper, Prof. Schrempp and Dr. Gentz). Shortly thereafter, other plaintiffs filed a number of actions against the same defendants, making claims similar to those in the Tracinda complaint. Two individual lawsuits and one consolidated class action lawsuit were originally pending. The plaintiffs, current or former DaimlerChrysler shareholders, alleged that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. In March 2003, the Court granted Mr. Kopper's motion to dismiss each of the complaints against him on the ground that the Court lacked jurisdiction over him. In August 2003, DaimlerChrysler agreed to settle the consolidated class action case for $300 million (approximately €230 million adjusted for currency effects), and shortly thereafter, DaimlerChrysler concluded a settlement with Glickenhaus, one of the two individual plaintiffs. On February 5, 2004, the Court issued a final order approving the settlement of the consolidated class action case and ordering its dismissal. The settlements did not affect the case brought by Tracinda, which claims to have suffered damages of approximately $1.35 billion. The Tracinda trial was completed on February 11, 2004. There can be no assurance as to the timing of a decision by the court. In addition, a purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the same court on behalf of current or former DaimlerChrysler shareholders who are not citizens or residents of the United States, and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. The Court had previously excluded such persons from the consolidated class action due to practical difficulties in maintaining a class comprising such persons. The complaint contains allegations similar to those in the Tracinda and prior class action complaints.

        In 2002, several lawsuits were filed asserting claims relating to the practice of apartheid in South Africa during different time periods before 1994: On November 11, 2002, the Khulumani Support Group (which purports to represent 32,700 individuals) and several individual plaintiffs filed a lawsuit captioned Khulumani v. Barclays National Bank Ltd., Civ. A. No. 02-5952 (E.D.N.Y.) in the United States District Court for the Eastern District of New York against 22 American, European, and Japanese companies, including DaimlerChrysler AG and AEG Daimler-Benz Industrie. On November 19, 2002, a putative class action lawsuit, Ntsebeza v. Holcim Ltd., No. 02-74604 (RWS) (E.D. Mich.), was filed in the United States District Court for the Eastern District of Michigan against four American and European companies, including DaimlerChrysler Corporation. Both cases were consolidated for pretrial purposes with several other putative class action lawsuits, including Digwamaje v. Bank of America, No. 02-CV-6218 (RCC) (S.D.N.Y.), which had been previously filed in the United States District Court for the Southern District of New York. The Digwamaje plaintiffs originally named DaimlerChrysler AG as a defendant, but later voluntarily dismissed DaimlerChrysler from the suit. Khulumani and Ntsebeza allege, in essence, that the defendants knew about or participated in human rights violations and other abuses of the South African apartheid regime, cooperated with the apartheid government during the relevant periods, and benefited financially from such cooperation. The plaintiffs seek monetary and other relief, but do not quantify damages. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs have filed notices of appeal of the Court?s decision. In order to address certain procedural matters, plaintiffs and the moving defendants have agreed to withdraw the appeals with the expectation that the notices of appeal would be refiled.

        In August 2004, the Securities and Exchange Commission ("SEC") notified DaimlerChrysler AG that it has opened an investigation relating to our compliance with the U.S. Foreign Corrupt Practices Act. The investigation follows the filing of a "whistleblower" complaint with the U.S. Department of Labor ("DOL") under the Sarbanes-Oxley Act by a former employee of our wholly-owned subsidiary DaimlerChrysler Corporation whose employment was terminated in 2004. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in September 2004 which contains substantially the same allegations as in the DOL complaint and additional allegations relating to other federal and state law claims arising from the termination. In November, the DOL dismissed the complaint because it found no reasonable cause to believe that the employee was terminated in violation of the Sarbanes-Oxley Act. DaimlerChrysler is providing information to the SEC in cooperation with its investigation. In addition, in response to an informal request from the SEC, DaimlerChrysler is also voluntarily providing information regarding its implementation of various provisions of the Sarbanes-Oxley Act, including those relating to the process for reporting information to the Audit Committee. This request follows the filing of another whistleblower complaint with the DOL by a former employee of DaimlerChrysler Corporation. The terminated employee filed a lawsuit against DaimlerChrysler Corporation in the U.S. District Court for the Eastern District of Michigan in November 2004 which contains substantially the same allegations as in the DOL complaint.

        Litigation is subject to many uncertainties and DaimlerChrysler cannot predict the outcome of individual matters with assurance. It is reasonably possible that the final resolution of some of these matters could require the Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that DaimlerChrysler cannot reasonably estimate. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, DaimlerChrysler believes that it should not materially affect its consolidated financial position.

32. Contingent Obligations and Commercial Commitments

        Contingent Obligations. Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	At December 31, Maximum potential future obligations		At December 31, Amount recognized as a liability
(in millions of €)	2004	2003	2004	2003
Guarantees for third party liabilities	2,334	2,647	207	355
Guarantees under buy-back commitments	1,646	1,957	536	583
Performance guarantees and environmental risks	464	513	360	352
Other	128	118	97	109

	4,572	5,235	1,200	1,399

        Guarantees for third party liabilities principally represent guarantees of indebtedness of non-consolidated affiliated companies and third parties and commitments by Group companies as to contractual performance by joint venture companies and certain non-incorporated companies, partnerships, and project groups. The term under these arrangements generally covers the range of the related indebtedness of the non-consolidated affiliated companies and third parties or the contractual performance period of joint venture companies, non-incorporated companies, partnerships, and project groups. The parent company of the Group (DaimlerChrysler AG) provides guarantees for certain obligations of its consolidated subsidiaries towards third parties. At December 31, 2004, these guarantees amounted to €48.4 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

        Guarantees under buy-back commitments principally represent arrangements whereby the Group guarantees specified trade-in or resale values for assets or products sold to non-consolidated affiliated companies and third parties. Such guarantees provide the holder with the right to return purchased assets or products back to the Group in connection with a future purchase of products or services. The table above excludes residual value guarantees related to arrangements for which revenue recognition is precluded due to the Group's obligation to repurchase assets sold to unrelated guaranteed parties.

        Performance guarantees principally represent pledges or indemnifications related to the quality or timing of performance by third parties or participations in performance guarantees of consortiums. Performance guarantees typically provide the purchaser of goods or services with the right to be reimbursed for losses incurred or other penalties if the third party or the consortium fails to perform. Amounts accrued under performance guarantees reflect estimates of probable losses resulting from a third party's failure to perform under obligating agreements.

        DaimlerChrysler AG and its wholly owned subsidiary DaimlerChrysler Services AG have provided various guarantees towards third parties with respect to the investment in Toll Collect. See Note 3 for detailed information regarding Toll Collect including the guarantees issued. Of the guarantees mentioned in Note 3, only the

€600 million guarantee for the bank loan is reflected in the above table in the line "Guarantees for third party liabilities". The other guarantees are not reflected in the above table since the maximum potential future obligation resulting from the remaining guarantees cannot be accurately estimated. Accruals established in this regard are also not included in the above table.

        The Group is subject to potential liability under certain government regulations and various claims and legal actions that are pending or may be asserted against DaimlerChrysler concerning environmental matters. The maximum potential future obligation related to certain environmental guarantees cannot be estimated due to numerous uncertainties including the enactment of new laws and regulations, the development and application of new technologies, the identification of new sites for which the Group may have remediation responsibility and the apportionment and collectibility of remediation costs when other parties are involved.

        When circumstances indicate that payment is probable and the amount is reasonably estimable, guarantees made by the Group are recognized as a liability in the consolidated balance sheet in accordance with SFAS 5 "Accounting for Contingencies", with an offsetting amount recorded as an expense (contingent obligation). For guarantees issued or modified after December 31, 2002, the Group records guarantees at fair value, unless a higher amount must be accrued for in accordance with SFAS 5 (non-contingent obligations). Both contingent obligations and non-contingent obligations are included in the column "Amount recognized as a liability" in the table above.

        On March 11, 2003, DaimlerChrysler signed an agreement with the City of Hamburg, Germany, a holder of approximately 6% of the common shares of DaimlerChrysler Luft- und Raumfahrt Holding Aktiengesellschaft ("DCLRH"), a majority-owned subsidiary of the Group. Pursuant to the terms of the agreement and upon execution of the agreement, DaimlerChrysler will have a call option and the City of Hamburg will have a put option which, upon exercise by either party will require the shares of DCLRH held by the City of Hamburg to be transferred to DaimlerChrysler. In consideration for these shares, DaimlerChrysler will pay the City of Hamburg a minimum of €450 million in cash or shares of the EADS or a combination of both. The agreement was approved by the Parliament of the Free and Hanseatic City of Hamburg on May 21, 2003. DaimlerChrysler's call option would become exercisable at January 1, 2005. The City of Hamburg's put option would become exercisable at the earlier of October 1, 2007, or upon the occurrence of certain events which are solely within the control of DaimlerChrysler. DaimlerChrysler believes the likelihood that these certain events will occur is remote.

        In accordance with FIN 45, the obligations associated with product warranties are not reflected in the above table. See Note 25b for accruals relating to such obligations.

        Commercial Commitments. In addition to the above guarantees and warranties, in connection with certain production programs, the Group has committed to purchase various levels of outsourced manufactured parts and components over extended periods at market prices. The Group has also committed to purchase or invest in the construction and maintenance of various production facilities. Amounts under these guarantees represent commitments to purchase plant or equipment at market prices in the future. As of December 31, 2004, commitments to purchase outsourced manufactured parts and components or to invest in plant and equipment are approximately €5.7 billion. These amounts are not reflected in the above table.

        The Group also enters into noncancellable operating leases for facilities, plant and equipment. Total rentals under operating leases charged to expense in 2004 in the statement of income (loss) amounted to €902 million (2003: €747 million; 2002: €737 million). Future minimum lease payments under noncancellable lease agreements as of December 31, 2004 are as follows:

(in millions of €)	2005	2006	2007	2008	2009	thereafter
Operating leases	583	425	343	286	254	1,099

33. Information About Financial Instruments and Derivatives

a)
Use of Financial Instruments

        The Group conducts business on a global basis in numerous major international currencies and is, therefore, exposed to adverse movements in foreign currency exchange rates. The Group uses among others bonds, medium-term-notes, commercial paper and bank loans in various currencies. As a consequence of using these types of financial instruments, the Group is exposed to risks from changes in interest and foreign currency exchange rates. DaimlerChrysler holds financial instruments, such as financial investments, variable- and fixed-interest bearing securities and to a lesser extent equity securities that subject the Group to risks from changes in interest rates and market prices. DaimlerChrysler manages the various types of market risks by using among others derivative financial instruments. Without these instruments the Group's market risks would be higher. DaimlerChrysler does not use derivative financial instruments for purposes other than risk management.

        Based on regulations issued by regulatory authorities for financial institutions, the Group has established guidelines for risk controlling procedures and for the use of financial instruments, including a clear segregation of duties with regard to operating financial activities, settlement, accounting and controlling.

        Market risks are quantified according to the "value-at-risk" method which is commonly used among banks. Using historical variability of market data, potential changes in value resulting from changes of market prices are calculated on the basis of statistical methods.

        DaimlerChrysler is also exposed to market price risks associated with the purchase of commodities. To a minor degree, DaimlerChrysler uses derivative instruments to reduce market price risks. The risk resulting from derivative commodity instruments is not significant to the Group.

        The contract volumes at December 31 of derivative financial instruments used for hedging currency- and interest rate risks are shown in the table below. The contract or notional amounts do not always represent amounts exchanged by the parties and, thus, are not necessarily a measure for the exposure of DaimlerChrysler through its use of derivatives.

	At December 31,
	2004	2003
(in millions of €)
Currency contracts	20,226	25,366
Interest rate contracts	38,313	31,577
b)
Fair Value of Financial Instruments

        The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. Fair values of financial instruments have been determined with reference to available market information at the balance sheet date and the valuation methodologies discussed below. Considering the variability of their value-determining factors, the fair values presented herein are only an indication of the amounts that the Group could realize under current market conditions.

        The carrying amounts and fair values of the Group's financial instruments are as follows:

	At December 31, 2004		At December 31, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
(in millions of €)
Financial instruments (other than derivative instruments):
Assets:
Financial assets	1,610	1,610	1,631	1,631
Receivables from financial services	56,785	57,558	52,638	53,919
Securities	3,884	3,884	3,268	3,268
Cash and cash equivalents	7,771	7,771	11,017	11,017
Liabilities:
Financial liabilities	76,620	78,594	75,690	77,993
Derivative instruments:
Assets:
Currency contracts	1,287	1,287	2,380	2,380
Interest rate contracts	2,667	2,667	3,695	3,695
Liabilities:
Currency contracts	152	152	267	267
Interest rate contracts	196	196	163	163

        The fair value of derivative instruments classified as assets are included in other assets (see Note 19). The fair value of derivative instruments classified as liabilities are included in other accrued liabilities (see Note 25b).

        The methods and assumptions used to determine the fair values of financial instruments are summarized below:

        Financial Assets and Securities. The fair values of securities were estimated using quoted market prices. The Group has certain equity investments in related and affiliated companies not presented in the table, as these investments are not publicly traded and determination of fair values is impracticable.

        Receivables from Financial Services. The carrying amounts of variable rate finance receivables were estimated to approximate their fair values since the contract rates of those receivables approximate current market rates. The fair values of fixed rate finance receivables were estimated by discounting expected cash flows using the current interest rates at which comparable loans with identical maturity would be made as of December 31, 2004 and 2003.

        Cash and Other assets. The carrying amounts of Cash and Other assets approximate fair values due to the short-term maturities of these instruments.

        Financial Liabilities. The fair value of publicly traded debt was estimated using quoted market prices. The fair values of other long-term bonds were estimated by discounting future cash flows using market interest rates over the remaining term. The carrying amounts of commercial paper and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

        Currency Contracts. The fair values of forward foreign exchange contracts were based on European Central Bank reference exchange rates adjusted for the respective interest rate differentials (premiums or discounts). Currency options were valued on the basis of quoted market prices or on estimates based on option pricing models.

        Interest Rate Contracts. The fair values of existing instruments to hedge interest rate risks (e. g. interest rate swap agreements, cross currency interest rate swap agreements) were estimated by discounting expected cash flows using market interest rates over the remaining term of the instrument. Interest rate options are valued on the basis of quoted market prices or on estimates based on option pricing models.

c)
Credit Risk

        The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. DaimlerChrysler manages the credit risk exposure to financial institutions through diversification of counterparties and review of each counterparties' financial strength. DaimlerChrysler does not have a significant exposure to any individual counterparty, based on the rating of the counterparties performed by established rating agencies. DaimlerChrysler Services has established detailed guidelines for the risk management process related to the exposure to financial services customers. Additional information with respect to receivables from financial services and allowance for doubtful accounts is included in Note 18.

d)
Accounting for and Reporting of Financial Instruments (Other than Derivative Instruments)

        The income or expense of the Group's financial instruments (other than derivative instruments), with the exception of receivables from financial services and financial liabilities related to leasing and sales financing activities, is recognized in financial income, net. Interest income on receivables from financial services and gains and losses from sales of receivables are recognized as revenues. Interest expense on financial liabilities related to leasing and sales financing activities are recognized as cost of sales. The carrying amounts of the financial instruments (other than derivative instruments) are included in the consolidated balance sheets under their related captions.

e)
Accounting for and Reporting of Derivative Instruments and Hedging Activities

        Foreign Currency Risk Management. As a consequence of the global nature of DaimlerChrysler's businesses, its operations and its reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates of the U.S. dollar, the euro and other world currencies. The Group's businesses are exposed to transaction risk whenever revenues of a business are denominated in a currency other than the currency in which the business incurs the costs relating to those revenues. This risk exposure primarily affects the Mercedes Car Group segment. The Mercedes Car Group segment generates its revenues mainly in the currencies of the countries in which cars are sold, but it incurs manufacturing costs primarily in euros. The Commercial Vehicles segment is subject to transaction risk, to a lesser extent, because of its global production network. At Chrysler Group revenues and costs are principally generated in U.S. dollars, resulting in a relatively low transaction risk for this segment. The Other Activities segment was exposed to a low transaction risk resulting primarily from the U.S. dollar exposure of the aircraft engine business, which DaimlerChrysler conducts through MTU Aero Engines. Effective December 31, 2003 DaimlerChrysler sold all its equity interests in MTU Aero Engines.

        In order to mitigate the impact of currency exchange rate fluctuations, DaimlerChrysler continually assesses its exposure to currency risks and hedges a portion of those risks through the use of derivative financial instruments. Responsibility for managing DaimlerChrysler's currency exposures and use of currency derivatives is centralized within the Group's Currency Committee. Until the disposition of MTU Aero Engines, effective December 31, 2003, the Currency Committee consisted of two separate subgroups, one for the Group's vehicle businesses and one for MTU Aero Engines. Each subgroup consisted of members of senior management from each of the respective businesses as well as from Corporate Treasury and Risk Controlling. Since January 1, 2004, the Currency Committee consists exclusively of those members who previously formed the subgroup responsible for the vehicle business. Corporate Treasury implements decisions concerning foreign currency hedging taken by the

Currency Committee. Risk Controlling regularly informs the Board of Management of the actions of Corporate Treasury based on the decisions of the Currency Committee.

        Interest Rate and Equity Price Risk Management. DaimlerChrysler holds a variety of interest rate sensitive assets and liabilities to manage the liquidity and cash needs of its day-to-day operations. In addition a substantial volume of interest rate sensitive assets and liabilities is related to the leasing and sales financing business which is operated by DaimlerChrysler Services. In particular, the Group's leasing and sales financing business enters into transactions with customers, primarily resulting in fixed rate receivables. DaimlerChrysler's general policy is to match funding in terms of maturities and interest rates. However, for a limited portion of the receivables portfolio funding does not match in terms of maturities and interest rates. As a result, DaimlerChrysler is exposed to risks due to changes in interest rates. DaimlerChrysler coordinates funding activities of the industrial business and financial services on the Group level. The Group uses interest rate derivative instruments such as interest rate swaps, forward rate agreements, swaptions, caps and floors to achieve the desired interest rate maturities and asset/liability structures.

        The Group assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems independent of Corporate Treasury to monitor interest rate risk attributable to DaimlerChrysler's outstanding interest rate exposures as well as its offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including value-at-risk analyses, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

        The investments in equity securities and the corresponding risks of derivative financial hedging instruments for equities were not material to the Group in the displayed reporting periods.

        Information with Respect to Fair Value Hedges. Gains and losses in fair value of recognized assets and liabilities and firm commitments of operating transactions as well as gains and losses on derivative financial instruments designated as fair value hedges of these recognized assets and liabilities and firm commitments are recognized currently in revenues or cost of sales, as the transactions being hedged involve sales or production of the Group's products. Net gains and losses in fair value of both recognized financial assets and liabilities and derivative financial instruments designated as fair value hedges of these financial assets and liabilities are recognized currently in financial income, net.

        For the year ended December 31, 2004, net losses of €49 million (2003: €57 million) were recognized in operating and financial income, net, representing principally the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness and the amount of hedging ineffectiveness.

        Information with Respect to Cash Flow Hedges. Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. Changes in the fair value of derivative hedging instruments designated as hedges of variability of cash flows associated with variable-rate long-term debt are also reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into financial income, net, as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affect earnings.

        For the year ended December 31, 2004, €7 million losses (2003: €11 million), representing principally the component of the derivative instruments' gain/loss excluded from the assessment of the hedge effectiveness and the amount of hedge ineffectiveness, were recognized in operating and financial income, net.

        For the year ended December 31, 2004 and 2003, no gains or losses had to be reclassified from accumulated other comprehensive loss into earnings as a result of the discontinuance of cash flow hedges.

        It is anticipated that €1,578 million of net gains included in accumulated other comprehensive loss at December 31, 2004, will be reclassified into earnings during the next year.

        As of December 31, 2004, DaimlerChrysler held derivative financial instruments with a maximum maturity of 32 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

        Information with Respect to Hedges of the Net Investment in a Foreign Operation. In specific circumstances, DaimlerChrysler seeks to hedge the currency risk inherent in certain of its long-term investments, where the functional currency is other than the euro, through the use of derivative and non-derivative financial instruments. For the year ended December 31, 2004, net gains of €120 million from hedging the Group's net investment in MMC were reclassified into the income statement. For further information see also the discussion in Note 3. In addition, net losses of €8 million (in 2003 net gains of €48 million) from hedging the Group's net investments in foreign operations were included in the cumulative transition adjustment without affecting DaimlerChrysler's net income in 2004.

34. Retained Interests in Sold Receivables and Sales of Finance Receivables

        The fair value of retained interests in sold receivables was as follows:

	At December 31,
	2004	2003
(in millions of €)
Fair value of estimated residual cash flows, net of prepayments, from sold receivables, before expected future net credit losses	2,190	2,960
Expected future net credit losses on sold receivables	(369)	(508)

Fair value of net residual cash flows from sold receivables	1,821	2,452
Retained subordinated securities	379	703
Other retained interests	2	2

Retained interests in sold receivables, at fair value	2,202	3,157

        At December 31, 2004, the significant assumptions used in estimating the residual cash flows from sold receivables and the sensitivity of the current fair value to immediate 10% and 20% adverse changes are as follows:

		Impact on fair value based on adverse
	Assumption percentage	10% change	20% change
(in millions of €)
Prepayment speed, monthly	1.5%	(14)	(32)
Expected remaining net credit losses as a percentage of receivables sold	1.1%	(34)	(69)
Residual cash flow discount rate, annualized	12.0%	(16)	(32)

        The effect of a 10% and 20% adverse change in the discount rate used to compute the fair value of the retained subordinated securities would be a decrease of €4 million and €7 million, respectively. Similar changes to the monthly prepayment speed and the expected remaining net credit losses as a percentage of receivables sold for the retained subordinated securities would have no adverse effect on the fair value of the retained subordinated securities.

        These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which might magnify or counteract the sensitivities.

        Actual and projected credit losses for receivables securitized were as follows:

	Receivables securitized in
Actual and projected credit losses Percentages as of
	2001	2002	2003	2004
December 31, 2004	2.2%	1.9%	2.0%	2.3%
December 31, 2003	2.5%	2.4%	2.5%
December 31, 2002	2.4%	2.6%
December 31, 2001	2.4%

        Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown above for each year is a weighted average for all securitizations during that year and outstanding at December 31, 2004. Certain cash flows received and paid to securitization trusts were as follows:

(in millions of €)	2004	2003
Proceeds from new securitizations	11,360	10,018
Proceeds from collections reinvested in previous wholesale securitizations	35,393	46,623
Amounts reinvested in previous wholesale securitizations	(35,414)	(46,678)
Servicing fees received	183	219
Receipt of cash flow on retained interest in securitized receivables	686	718

        The outstanding balance, delinquencies and net credit losses of sold receivables and other receivables, of those companies that sell receivables, as of and for the years ended December 31, 2004 and 2003, respectively, were as follows:

	Outstanding balance at		Delinquencies > 60 days at		Net credit losses for the year ended
	2004	2003	2004	2003	2004	2003
(in millions of €)
Retail receivables	38,963	44,190	116	201	390	478
Wholesale receivables	15,142	15,246	6	1	3	13

Total receivables managed	54,105	59,436	122	202	393	491
Less: receivables sold	(20,167)	(22,154)	(24)	(35)	(144)	(216)

Receivables held in portfolio	33,938	37,282	98	167	249	275

        DaimlerChrysler sells mainly automotive finance receivables in the ordinary course of the business to trusts that are considered Qualifying Special Purpose Entities under SFAS 140 ("QSPEs") as well as selling to trusts that are multi-seller and multi-collateralized bank conduits. These Trusts are considered to be variable interest entities ("VIEs"). A bank conduit generally receives substantially all of its funding from issuing asset-backed securities that are cross-collateralized by the assets held by the entity. Although its interest in these VIE's is significant, DaimlerChrysler has concluded that it is not the primary beneficiary of these bank conduits and therefore is not required to consolidate them under FIN 46R.

        DaimlerChrysler generally remains as servicer. The Group retains a residual beneficial interest in the receivables sold which is designed to absorb substantially all of the credit, prepayment, and interest-rate risk of the receivables transferred to the trusts. This retained interest balance represents the group's maximum exposure to loss as a result of its involvement with these entities. The following summarizes the outstanding balance of the receivables sold to the QSPEs and VIEs and the corresponding retained interest balances as of December 31, 2004:

	Receivables sold	Retained interest in sold receivables
(in millions of €)
Variable interest entities	3,409	516
Qualifying special purpose entities	16,758	1,686

	20,167	2,202

        During the year ended December 31, 2004, DaimlerChrysler sold €9,329 million (2003: €9,557 million) and €35,414 million (2003: €46,678 million) of retail and wholesale receivables, respectively. From these transactions, the Group recognized gains of €79 million (2003: €249 million) and €157 million (2003: €196 million) on sales of retail and wholesale receivables, respectively.

        In addition to the receivables sold as described above, the Group sells automotive finance receivables for which the group does not retain any residual beneficial interest or credit risk ("whole loan sales"). During the year ended December 31, 2004, the Group sold €965 million of retail receivables in whole loan sales and recognized gains of €14 million. The outstanding balance of receivables serviced in connection with whole loan sales was
€1,361 million as of December 31, 2004.

        Significant assumptions used in measuring the residual interest resulting from the sale of retail and wholesale receivables were as follows (weighted average rates for securitizations completed during the year) at December 31, 2004 and 2003:

	Retail		Wholesale
	2004	2003	2004	2003
Prepayment speed assumption (monthly rate)	1.5%	1.5%	[1]	[1]
Estimated lifetime net credit losses (an average percentage of sold receivables)	2.3%	2.5%	0.0%	0.0%

Residual cash flows discount rate (annual rate)	12.0%	12.0%	12.0%	12.0%

1
For the calculation of wholesale gains, the Group estimated the average wholesale loan liquidated in 210 days.

        During the year ended December 31, 2004, the fair value of servicing liabilities on sold receivables was
€15 million (2003: €18 million), and the fair value of servicing assets was €1 million. These values were determined by discounting expected cash flows at current market rates. During the year ended December 31, 2004, the Group recognized servicing liabilities of €8 million (2003: €10 million) and related amortization of
€11 million (2003: €2 million). The Group also recognized servicing assets of €1 million and related amortization of €2 million.

        To support the Group's asset-backed commercial paper program in North America, a group of financial institutions has provided contractually committed liquidity facilities aggregating $5.2 billion which expire in October 2005, and are subject to annual renewal. These liquidity facilities can only be drawn upon by the special purpose entity to which the Group's North American financial services companies will sell receivables under this program. As of December 31, 2004, none of the liquidity facilities have been utilized.

35. Segment Reporting

        Information with respect to the Group's reportable segments follows:

        Mercedes Car Group. This segment includes activities related mainly to the development, design, manufacture, assembly and sale of passenger cars and off-road vehicles under the brand names Mercedes-Benz, smart and Maybach as well as related parts and accessories.

        Chrysler Group. This segment includes the development, design, manufacture, assembly and sale of cars and trucks under the brand names Chrysler, Jeep® and Dodge and related automotive parts and accessories.

        Commercial Vehicles. This segment is involved in the development, design, manufacture, assembly and sale of vans, trucks, buses and Unimogs as well as related parts and accessories. The products are sold mainly under the brand names Mercedes-Benz, Setra, Freightliner, and Mitsubishi and Fuso. Effective January 1, 2004, the off-highway activities of the Commercial Vehicles segment, which consist of MTU Friedrichshafen Group, the off-highway activities of Detroit Diesel Group and the 49% interest in VM-Motori S.p.A., have been allocated to the Other Activities segment. Prior period amounts have been adjusted accordingly.

        Services. The activities in this segment extend to the marketing of services related to financial services (principally retail and lease financing for vehicles and dealer financing), insurance brokerage and trading. This Segment also owns, or holds investments in several companies which provide services in the areas of mobility management, including traffic management, telematics products and toll collection. Through March 2002, this segment includes the Group's equity investment in T-Systems ITS using the equity method of accounting as well as the gain from the sale of that investment.

        Other Activities. This segment comprises businesses, operations and investments not allocated to one of DaimlerChrysler's other business segments. It includes the Group's equity method investment EADS, the business unit DC Off-Highway, the real estate and corporate research activities, the holding companies and financing subsidiaries through which the Group refinances the capital needs of the operating businesses in the capital markets. Effective January 1, 2004, the business unit DC Off-Highway was allocated to the Other Acitivities segment. Prior period amounts have been adjusted accordingly. (See the discussion above under Commercial Vehicles). The Group's equity investment in MMC is included in this segment using the equity method of accounting through June 29, 2004, and thereafter as an investment in related companies, accounted for at fair value. Through December 31, 2003, this segment includes the MTU Aero Engines business unit. Through April 2002, this segment includes the Group's 40% equity interest in the Automotive Electronic activities (Conti Temic Microelectronic) using the equity method of accounting as well as the gain on the sale of that investment.

        Management Reporting and Controlling Systems. The Group's management reporting and controlling systems use accounting policies that are substantially the same as those described in Note 1 in the summary of significant accounting policies (U.S. GAAP), except for revenue recognition between the automotive business segments and the Services segment in certain markets.

        The Group measures the performance of its operating segments through "operating profit." DaimlerChrysler's consolidated operating profit (loss) is the sum of the operating profits and losses of its reportable segments adjusted for consolidation and elimination entries. Segment operating profit (loss) is computed starting with income (loss) before income taxes, minority interests, discontinued operations, and the cumulative effect of changes in accounting principles, and then adjusting that amount to 1) exclude pension and postretirement benefit income or expenses, other than current and prior year service costs and settlement/curtailment losses, 2) exclude impairment of investment in EADS in 2003, 3) exclude interest and similar income and interest and similar expenses, 4) exclude other financial income (loss), net and 5) include or exclude certain miscellaneous items. In addition, this result is further adjusted to a) include pre-tax income (loss) from discontinued operations, adjusted to exclude or include the reconciling items 1 to 5 described above, b) include pre-tax gain (loss) on the disposal of discontinued operations, and c) include the Group's share of all of the above reconciling items included in the net earnings (losses) of investments accounted for at equity.

        Intersegment sales and revenues are generally recorded at values that approximate third-party selling prices.

        Revenues are allocated to countries based on the location of the customer. Long-lived assets are disclosed according to the physical location of these assets.

        Capital expenditures represent the purchase of property, plant and equipment.

        Segment information as of and for the years ended December 31, 2004, 2003 and 2002, follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Services	Other Activities	Total Segments	Discontinued Operations/ Eliminations	Consolidated
2004
Revenues	46,082	49,485	32,940	11,646	1,906	142,059	—	142,059
Intersegment sales	3,548	13	1,824	2,293	294	7,972	(7,972)	—

Total revenues	49,630	49,498	34,764	13,939	2,200	150,031	(7,972)	142,059

Operating Profit	1,666	1,427	1,332	1,250	456	6,131	(377)	5,754
Identifiable segment assets	26,907	45,869	20,100	88,036	26,444	207,356	(24,660)	182,696
Capital expenditures	2,343	2,647	1,184	91	134	6,399	(13)	6,386
Depreciation and amortization	1,854	3,368	1,058	4,976	164	11,420	(308)	11,112
2003
Revenues	48,025	49,321	25,304	11,997	3,723	138,370	(1,933)	136,437
Intersegment sales	3,421	—	1,502	2,040	361	7,324	(7,324)	—

Total revenues	51,446	49,321	26,806	14,037	4,084	145,694	(9,257)	136,437

Operating Profit (Loss)	3,126	(506)	811	1,240	1,329	6,000	(314)	5,686
Identifiable segment assets	24,161	47,147	14,657	83,239	31,139	200,343	(22,075)	178,268
Capital expenditures	2,939	2,487	958	76	169	6,629	(15)	6,614
Depreciation and amortization	1,789	3,927	890	5,087	196	11,889	(290)	11,599
2002
Revenues	46,796	59,716	25,370	13,765	3,936	149,583	(2,215)	147,368
Intersegment sales	3,374	465	1,396	1,934	422	7,591	(7,591)	—

Total revenues	50,170	60,181	26,766	15,699	4,358	157,174	(9,806)	147,368

Operating Profit (Loss)	3,020	609	(392)	3,060	952	7,249	(395)	6,854
Identifiable segment assets	22,103	52,807	13,839	87,833	35,400	211,982	(24,655)	187,327
Capital expenditures	2,495	3,155	1,186	95	214	7,145	—	7,145
Depreciation and amortization	1,652	4,276	1,159	6,804	208	14,099	(255)	13,844

        Mercedes Car Group. In 2003, operating profit of the Mercedes Car Group includes a non-cash impairment charge amounting to €77 million related to certain long-lived assets (primarily property, plant and equipment) at a production facility in Brazil.

        Chrysler Group. In 2004, 2003, and 2002, the Chrysler Group recorded charges of €145 million, €469 million and €694 million, respectively, for the Chrysler Group turnaround plan (see Note 7). Additionally, the Chrysler

Group recorded €138 million for early retirement incentives and other workforce reductions in 2004. Chrysler Group operating results for 2004 were favourably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

        In 2003, the Chrysler Group and Services segments agreed to an arrangement regarding the sharing of risks associated with the residual values of certain leased vehicles. In addition, the Chrysler Group and Services segments negotiated reduced pricing on certain retail financing programs offered by the Chrysler Group as sales incentives in 2003. The adjusted pricing reflects the current favorable funding environment as well as Services becoming the exclusive provider of selected discount consumer financing for the Chrysler Group. Both arrangements resulted in a favorable impact of €244 million on the 2003 operating profit of the Chrysler Group, and a corresponding decrease of €244 million on the 2003 operating profit of Services. Neither arrangement had any effect on the Group's consolidated operating results.

        Commercial Vehicles. As discussed in Note 4, on March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash, thereby increasing the Group's ownership interest in MFTBC to a controlling 65%. As a result of the acquisition and first time consolidation of MFTBC in March 2004, the identifiable segment assets of the Commercial Vehicles segment increased by €4.3 billion.

        Subsequent to the acquisition of the controlling interest in MFTBC, a number of quality problems of MFTBC vehicles that were produced before DaimlerChrysler first acquired a stake in MFTBC were identified (see Note 4 for additional information). DaimlerChrysler is still in the process of investigating these quality problems and evaluating the extent to which the announced product recalls will have to be accounted for. As of December 31, 2004, DaimlerChrysler made a true-up based on the preliminary evaluation of the probable costs associated with the quality measures and recall campaigns at MFTBC which substantially confirmed the estimates made in the third quarter 2004. Total expenses arising from the recall issues reduced 2004 operating profit of the Commercial Vehicle segment by €475 million. The reduction in operating profit consisted of €70 million classified as finance income (expense), net in the Group's 2004 statement of operations and €735 million classified as cost of sales, net of €330 million attributed to the minority interests' share in those costs. As expenses attributed to minority interests are not allocated to operating profit, they are included in the line "Miscellaneous items, net" in the reconciliation of total segment operating profit to consolidated income before income taxes, minority interests, and discontinued operations.

        The operating loss of the Commercial Vehicles segment for the year ended December 31, 2002, includes
€256 million of non-cash impairment charges on fixed assets, €161 million of non-cash turnaround plan and other charges, other than depreciation and amortization.

        Services. In 2004 and 2003, the Services segment recorded charges of €472 million and €241 million related to the participation in Toll Collect. The charges in 2004 were mainly the result of revaluing the system's total costs and extra operating expenses required to guarantee the start of the system on January 1, 2005.

        In 2004, the operating profit of the services segment includes non-cash impairment charges of €102 million associated with the investment made in dAF.

        Capital expenditures for equipment on operating leases for 2004, 2003 and 2002 for the Services segment amounted to €13,850 million, €11,631 million and €12,862 million, respectively.

        With respect to two agreements entered into in 2003 with the Chrysler Group segment, the 2003 operating profit of Services were unfavorably impacted by €244 million. See discussion at Chrysler Group above.

        In 2002, operating profit of the Services segment includes €10 million from the equity investment in T-Systems ITS, representing the Group's percentage share of the operating profit of T-Systems ITS through March 2002, as well as a gain of €2,484 million from the sale of that investment. In 2002, operating profit of the

Services segment also includes impairment charges of €537 million, which primarily relate to equipment on operating leases and receivables from financial services.

        Other Activities. In 2004, 2003 and 2002, operating profit of the Other Activities segment includes primarily the Group's share in the gains and losses of the significant investments in EADS and MMC amounting to
€548 million (2003: €278 million; 2002: €778 million). 2004 also includes the results from the dilution of the Group's interest in MMC (loss of €135 million) and related currency hedging effects (gain of €195 million). Due to the loss of significant influence on MMC at June 29, 2004, the Group's share in the losses of MMC is only included for the corresponding period. (See Note 3 for additional information). At December 31, 2004, 2003 and 2002, the identifiable assets of the Other Activities segment include €4,313 million, €4,542 million and €5,712 million, respectively, related to the carrying values of the investments in EADS and MMC.

        In connection with the sale of Adtranz in 2001, a settlement agreement with Bombardier was reached in 2004 with respect to all claims asserted. This settlement resulted in a favorable impact of €120 million on the 2004 operating profit of the Other Activities segment (see Note 31 for additional information).

        In addition, the operating profit of 2004 of the Other Activities segment includes non-cash impairment charges of €70 million associated with the investment made in dAF.

        The 2003 operating profit of Other Activities includes a gain of €1,031 million from the sale of MTU Aero Engines. Following the sale transaction, effective December 31, 2003, MTU Aero Engines' assets and liabilities were deconsolidated. Revenues, operating profit, capital expenditures, and depreciation and amortization of the Other Activities segment include MTU Aero Engines through December 31, 2003 (see also Notes 4 and 10).

        The reconciliation of total segment operating profit (loss) to consolidated income (loss) before income taxes, minority interests, discontinued operations and cumulative effects of changes in accounting principles is as follows:

(in millions of €)	2004	2003	2002
Total segment operating profit	6,131	6,000	7,249
Elimination and consolidation amounts	(377)	(314)	(395)
Total Group operating profit	5,754	5,686	6,854
Pension and postretirement benefit income (expenses), other than current and prior service costs and settlement/curtailment losses	(845)	(870)	257
Impairment of investment in EADS	—	(1,960)	—
Gain from the sale of the 10.5% stake in HMC	252	—	—
Interest and similar income	490	521	720
Interest and similar expenses	(790)	(911)	(1,040)
Other financial income (loss), net	(171)	35	(112)
Miscellaneous items, net	(384)	(308)	(102)
Pre-tax income from discontinued operations, adjusted to exclude or include the above reconciling items	—	(84)	(153)
Pre-tax income on disposal of discontinued operations	—	(1,031)	—
The Group's share of the above reconciling items included in the net losses of investments accounted for at equity	(771)	(482)	(499)
Consolidated income before income taxes, minority interests, cumulative effects of changes in accounting principles and discontinued operations	3,535	596	5,925

        Revenues from external customers presented by geographic region are as follows:

	Germany	European Union[1]	United States	Other American countries	Asia	Other countries	Discontinued operations	Consolidated
2004	22,315	25,079	64,232	11,295	10,093	9,045	—	142,059
2003	24,182	24,314	64,757	10,399	6,786	7,932	(1,933)	136,437
2002	23,121	23,425	77,686	12,104	6,284	6,963	(2,215)	147,368

1
Excluding Germany.

        Germany accounts for €21,209 million of long-lived assets (2003: €21,164 million; 2002: €19,627 million), the United States for €35,250 million (2003: €36,430 million; 2002: €44,758 million) and other countries for
€15,970 million (2003: €13,091 million; 2002: €14,344 million).

36. Earnings (Loss) per Share

        The computation of basic and diluted earnings (loss) per share for "Income (loss) from continuing operations" is as follows:

	Year ended December 31,
	2004	2003	2002
(in millions of € or millions of shares, except earnings (loss) per share)
Income (loss) from continuing operations — basic	2,466	(418)	4,795
Interest expense on convertible bonds and notes (net of tax)	—	—	12

Income (loss) from continuing operations — diluted	2,466	(418)	4,807

Weighted average number of shares outstanding — basic	1,012.8	1,012.7	1,008.3
Dilutive effect of stock options in 2004 and convertible bonds and notes in 2002	1.7	—	5.6

Weighted average number of shares outstanding — diluted	1,014.5	1,012.7	1,013.9

Earnings (loss) per share from continuing operations
Basic	2.43	(0.41)	4.76
Diluted	2.43	(0.41)	4.74

        See Note 23 for shares issued upon conversion of bonds and notes.

        Because the Group reported a loss from continuing operations for the year ended December 31, 2003 the diluted loss per share does not include the antidilutive effects of convertible bonds and notes. Had the Group reported income from continuing operations for the year ended December 31, 2003 the weighted average number of shares outstanding would have potentially been diluted by 0.5 million shares resulting from the conversion of bonds and notes.

        Stock options to acquire 67.1 million, 71.6 million and 53.1 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings (loss) per share for 2004, 2003 and 2002, respectively, because the options' underlying exercise prices were higher than the average market prices of DaimlerChrysler Ordinary Shares in these periods.

37. Related Party Transactions

        The Group purchases materials, supplies and services from numerous suppliers throughout the world in the ordinary course of its business. These suppliers include companies in which the Group holds an ownership interest and companies that are affiliated with some members of DaimlerChrysler AG's Supervisory Board or Board of Management.

        Mitsubishi Motor Manufacturing of America Inc., a subsidiary of MMC, produces the Dodge Stratus and Chrysler Sebring coupes, and NedCar B.V., another subsidiary of MMC, produces the smart forfour for the Group. As discussed in Note 3, MMC was an equity method investee of DaimlerChrysler.

        DaimlerChrysler has an agreement with McLaren Cars Ltd., a wholly owned subsidiary of McLaren Group Ltd., for the production of the Mercedes McLaren super sports car, which DaimlerChrysler launched into the markets in 2004. The Group owns a 40% equity interest in McLaren Group Ltd.

        DaimlerChrysler increased its stake in the Formula 1 engine manufacturer Ilmor Engineering Ltd. from 25% to 55% in the year 2002 and has agreed to gradually acquire the remaining shares by 2005. At December 31,

2004, DaimlerChrysler hold an equity stake of 85%. The company has been renamed Mercedes-Ilmor Ltd. Mercedes-Ilmor Ltd. and DaimlerChrysler have been responsible for the development, design and production of Mercedes-Benz Formula 1 engines since 1993, which DaimlerChrysler supplies to the West McLaren Mercedes team in support of motor sport activities under the Mercedes-Benz brand. DaimlerChrysler has consolidated Mercedes-Ilmor Ltd. since January 1, 2003.

        In May 2002, DCC sold its Dayton Thermal Products Plant to Behr Dayton, a joint venture company with Behr America Inc. As of May 1, 2004, DCC sold its remaining minority interest in the joint venture to Behr America Inc. DCC is required to purchase products from the joint venture at competitively-based prices under a supply agreement entered into in connection with the sale. The supply agreement is valid from April 2002 through April 2008. Product pricing was based on the existing cost structure of the Dayton Thermal Products Plant and was comparable to pricing in effect prior to the transaction.

        Through some of its subsidiaries, DaimlerChrysler granted a series of loans to dAF. Through DaimlerChrysler's subsidiaries DaimlerChrysler Services AG and DaimlerChrysler Aerospace AG, the Group holds a 45% non-controlling interest in dAF. The total book value of these loans as of December 31, 2004, was
€291 million, the highest aggregate amount outstanding during 2004 was €530 million. The interest rates are partially fixed, partially based on Libor.

        The Group purchases products and services from T-Systems ITS, an information technology company. As discussed in Note 4, the Group beneficially owned a 49.9% equity interest in T-Systems ITS until March 2002. The Group continues to purchase products from T-Systems ITS.

        As discussed in Note 4, in April 2002, DaimlerChrysler exercised its option to sell its 40% interest in Conti Temic microelectronic GmbH to Continental AG. The Group continues to purchase products from Conti Temic microelectronic GmbH.

        As described in more detail in Note 3, DaimlerChrysler provides a number of guarantees with respect to Toll Collect, a joint venture in which DaimlerChrysler holds an equity interest of 45%.

        In 2004, Dr. Mark Wössner, a member of DaimlerChrysler's Supervisory Board, received payments for the rental of premises to Westfalia Van Conversion GmbH, a wholly owned subsidiary of DaimlerChrysler AG, in the amount of €1 million.

        The following represent transactions with shareholders. DaimlerChrysler incurred expenses of approximately $595,000 in 2004 for advertising and related marketing activities with a U.S. magazine. Earl G. Graves, member of DaimlerChrysler's Supervisory Board and shareholder of DaimlerChrysler AG, is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

        Deutsche Bank AG and its subsidiaries provide the Group with various financial and other services for which they were paid reasonable and customary fees. Additionally, DaimlerChrysler provides a €651 million guarantee to Deutsche Bank AG for the company's operation of DaimlerChrysler's corporate credit card program for corporate travel expenses. The guarantee covers the obligations of the company's employees towards Deutsche Bank AG arising from that program in case of employee's default. DaimlerChrysler so far has not incurred any major payments to Deutsche Bank AG from that guarantee.

        On July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 22,227,478 of its shares in EADS (2.8% of the voting stock). As collateral, DaimlerChrysler received a lien on a securities account of equivalent value as the shares loaned by DaimlerChrysler.

38. Compensation and Share Ownership of the Members of the Board of Management and the Supervisory Board and Further Additional Information Concerning German Corporate Governance Code

        Compensation. The total compensation paid by Group related companies to the members of the Board of Management of DaimlerChrysler AG is calculated from the amount of compensation paid in cash and from the non-cash benefits in kind. The total compensation in 2004 for the members of the Board of Management of DaimlerChrysler AG amounted to €31.6 million, of which €11.8 million is fixed and €19.8 million is short-term and mid-term incentive compensation components.

        In 2004, 1.265 million stock options from the Stock Option Plan 2000 were granted to the members of the Board of Management as a long-term compensation component. Also in 2004, 395,000 performance-based awards were granted to the members of the Board of Management based on a 3 year performance plan. For detailed information on stock-based compensation programs, see Note 24.

        The compensation paid in 2004 to the members of the Supervisory Board of DaimlerChrysler AG for services in all capacities to the Group amounted to €2.0 million. The individual compensation paid to the members of the Supervisory Board comprises as follows:

Name	Capacity	2004 total in €
Hilmar Kopper	Chairman of the Supervisory Board	245,900
Erich Klemm[1]	Deputy Chairman of the Supervisory Board	170,900
Heinrich Flegel	Member of the Supervisory Board	82,700
Nate Gooden[2]	Member of the Supervisory Board	79,400
Earl G. Graves	Member of the Supervisory Board	80,500
Victor Halberstadt	Member of the Supervisory Board	82,700
Thomas Klebe[1]	Member of the Supervisory Board and of the Presidential Committee	111,800
Jürgen Langer[1]	Member of the Supervisory Board	82,700
Robert J. Lanigan	Member of the Supervisory Board	80,500
Helmut Lense[1]	Member of the Supervisory Board	82,700
Peter A. Magowan	Member of the Supervisory Board	80,500
William A. Owens	Member of the Supervisory Board	81,600
Gerd Rheude[1]	Member of the Supervisory Board	82,700
Udo Richter[1]	Member of the Supervisory Board	82,700
Wolf Jürgen Röder[1]	Member of the Supervisory Board	82,700
Manfred Schneider	Member of the Supervisory Board and of the Presidential Committee	109,600
Stefan Schwaab[1]	Member of the Supervisory Board and of the Audit Committee	111,800
Bernhard Walter	Member of the Supervisory Board and Chairman of the Audit Committee (since April 7, 2004)	149,286
Lynton R. Wilson[3]	Member of the Supervisory Board	81,600
Mark Wössner	Member of the Supervisory Board	81,600

1
The members representing the employees have stated that their compensation should be paid to the Hans-Böckler Foundation, in accordance with the guidelines of the German Trade Union Federation.

2
Mr. Gooden refrained from receiving his compensation and meeting fees. As he requested, these amounts were directly donated to the Hans-Böckler Foundation.

3
Mr. Wilson also receives €5,258 for his activity as a member of the Supervisory Board of DaimlerChrysler Canada Inc.

        In 2004, disbursements to former members of the Board of Management of DaimlerChrysler AG and their survivors amounted to €17.4 million. An amount of €203.8 million has been accrued for pension obligations to former members of the Board of Management and their survivors. As of December 31, 2004, no advances or loans existed to members of the Board of Management or Supervisory Board of DaimlerChrysler AG.

        Directors' Dealings. Pursuant to § 15a of the German Securities Trading Act, members of the Board of Management and the Supervisory Board as well as persons who are in close relationship to them are legally required to disclose significant purchases or sales of Ordinary Shares, options or derivatives of DaimlerChrysler AG and Group related companies (in 2004: EADS). In the fiscal year just ended, the following transaction by members of the Supervisory Board or Board of Management was reported:

Name	Type	ISIN	Date	Number	Price
Uebber, Bodo	Purchase	DE000710000	May 4, 2004	2,000	€37.65

        Share Ownership. As of December 31, 2004, the current members of the Board of Management as a group owned 10.4 million Ordinary Shares, options or stock appreciation rights of DaimlerChrysler AG (1.027% of all outstanding shares) and the current members of the Supervisory Board as a group owned 0.1 million Ordinary Shares, options or stock appreciation rights of DaimlerChrysler AG (0.012% of all outstanding shares).

        Transactions with Related Parties. For transactions with related parties, which are shareholders of DaimlerChrysler AG, see the last paragraph of Note 37.

DaimlerChrysler Worldwide

Europe

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	10	—	31,317	95,029
Chrysler Group	—	—	3,079	257
Commercial Vehicles	17	—	16,339	55,515
Sales Organization Automotive Businesses	—	5,053	—	42,480
Services	—	83	5,787	4,663
Other Activities	3	185	1,294	17,034

South America

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	—	206	1,130
Chrysler Group	2	—	379	568
Commercial Vehicles	3	—	1,509	12,719
Sales Organization Automotive Businesses	—	606	—	—
Services	—	9	101	274
Other Activities	—	57	52	—

NAFTA

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	—	11,381	3,409
Chrysler Group	29	—	45,183	83,542
Commercial Vehicles	17	—	10,471	26,297
Sales Organization Automotive Businesses	—	5,061	—	2,731
Services	—	42	7,581	5,379
Other Activities	2	563	351	2,640

Africa

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	1	—	1,234	5,945
Chrysler Group	1	—	293	—
Commercial Vehicles	1	—	1,222	1,144
Sales Organization Automotive Businesses	—	234	—	—
Services	—	3	215	495
Other Activities	—	39	21	—

Asia

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	3	—	4,778	344
Chrysler Group	1	—	370	8
Commercial Vehicles	9	—	4,528	18,893
Sales Organization Automotive Businesses	—	1,132	—	1,961
Services	—	10	114	176
Other Activities	—	158	333	412

Australia/Oceania

	Production locations	Sales outlets	Revenues in millions of €	Employees
Mercedes Car Group	—	—	708	—
Chrysler Group	—	—	194	—
Commercial Vehicles	—	—	606	34
Sales Organization Automotive Businesses	—	235	—	857
Services	—	4	141	237
Other Activities	—	53	149	550

Note:    Unconsolidated revenues of each division (segment revenues).

Major Subsidiaries

				Revenues in € million		Employees at year-end
	Ownership[1] in %	Stockholders' equity in € million
				2004	2003	2004	2003
Mercedes Car Group
smart GmbH, Böblingen	100.0	76		1,490	1,143	1,497	1,460
Mercedes-Benz U.S. International, Inc., Tuscaloosa	100.0	267		2,066	2,410	3,409	2,191
DaimlerChrysler India Private Limited, Poona	100.0	56		78	68	344	352
DaimlerChrysler South Africa (Pty.) Ltd., Pretoria[2]	100.0	487		2,932	2,497	5,945	5,868
Chrysler Group
DaimlerChrysler Motors Company L.L.C., Auburn Hills[2]	100.0	8,114		49,498	49,321	86,718	95,388
DaimlerChrysler Canada Inc., Windsor	100.0		[3]	12,676	11,475	11,529	11,163
DaimlerChrysler de México S.A. de C.V., Mexico City	100.0		[3]	6,770	6,635	6,948	7,139
Commercial Vehicles
EvoBus GmbH, Stuttgart[2]	100.0	321		2,392	2,186	10,604	10,142
DaimlerChrysler España S.A., Madrid[2]	100.0	217		4,066	3,159	5,697	6,178
Detroit Diesel Corporation, Detroit[2]	100.0	239		1,929	1,795	5,013	4,724
Freightliner L.L.C., Portland[2]	100.0	776		9,235	7,910	17,813	14,003
DaimlerChrysler Comercial Vehicles México S.A. de C.V., Mexico City[2]	100.0	117		644	515	2,391	1,910
DaimlerChrysler do Brasil Ltda., São Bernardo do Campo[2]	100.0	276		1,794	1,427	11,649	10,106
DaimlerChrysler Argentina S.A., Buenos Aires[2]	100.0	49		380	193	1,050	896
P.T. DaimlerChrysler Indonesia, Jakarta[2]	100.0	66		114	136	1,029	1,044
Mercedes-Benz Türk A.S., Istanbul[2]	66.9	282		1,208	884	4,347	3,946
Mitsubishi Fuso Truck and Bus Corporation, Tokyo[2]	65.0	1,114		3,670	3,310	18,456	16,876
Vehicles Sales Organization
Mercedes-Benz USA, L.L.C., Montvale[2]	100.0	324		9,594	10,166	1,774	1,793
DaimlerChrysler France S.A.S, Le Chesnay[2]	100.0	197		3,559	3,399	3,196	3,068
DaimlerChrysler Belgium Luxembourg S.A., Brussels[2]	100.0	37		1,167	1,128	1,224	685
DaimlerChrysler Nederland B.V., Utrecht[2]	100.0	47		1,081	1,060	681	773
DaimlerChrysler UK Ltd., Milton Keynes[2]	100.0	194		5,833	5,833	3,364	3,340
DaimlerChrysler Danmark AS, Copenhagen[2]	100.0	23		308	274	481	489
DaimlerChrysler Sverige AB, Malmo	100.0	19		491	465	481	467
DaimlerChrysler Italia S.p.A., Rome[2]	100.0	302		3,899	3,698	1,735	1,514
DaimlerChrysler Schweiz AG, Zurich	100.0	81		918	830	443	425
Mercedes-Benz Hellas S.A., Athens	100.0	29		349	290	198	189
DaimlerChrysler Japan Co., Ltd., Tokyo	100.0	119		2,133	2,264	652	664
DaimlerChrysler Australia/Pacific Pty. Ltd., Mulgrave[2]	100.0	247		1,243	1,236	857	783
Services
DaimlerChrysler Services AG, Berlin	100.0	1,139		0	0	557	559
DaimlerChrysler Bank AG, Stuttgart	100.0	846		435	411	1,213	1,173
DaimlerChrysler Services Leasing GmbH, Stuttgart	100.0	36		1,054	1,005	0	0
DaimlerChrysler Services North America L.L.C., Farmington Hills	100.0	4,904		6,202	6,429	4,935	4,662
DaimlerChrysler Insurance Company, Farmington Hills	100.0	163		116	133	49	54
DaimlerChrysler Services Canada Inc., Windsor	100.0	799		970	1,011	451	425
DaimlerChrysler Services de Mexico S.A. de C.V., Mexico City	100.0	137		199	226	277	294
DaimlerChrysler Services UK Ltd., Milton Keynes	100.0	317		430	511	298	240
Other Activities
MTU Friedrichshafen GmbH, Friedrichshafen[2]	88.4	418		1,121	1,292	6,727	6,684
European Aeronautic Defence and Space Company EADS, N.V., Amsterdam[4]	33.0	15,505		21,459	18,536	109,765	108,288
Mitsubishi Motors Corporation, Tokyo[4]	19.7	2,075		12,024	13,876	43,624	44,400
1
Relating to the respective parent company.
2
Preconsolidated financial statements.
3
Included in the consolidated financial statements of the parent company.

4
Details, based on the consolidated financial statements of September 30, 2004 (stockholders' equity at September 30, 2004, revenues January through September 2004/2003, employees at September 30, 2004/2003); on July 7, 2004, DaimlerChrysler entered into a securities lending agreement with Deutsche Bank AG concerning 2.8% of the voting stock.

5
Details based on the consolidated financial statements of December 31, 2004, March 31, 2004, December 31, 2003, and September 30, 2003 (stockholders' equity at December 31, 2004, revenues April through December 2004/2003, employees at March 31, 2004 and September 30, 2003). Net income as stated in national financial statements; April through December 2004: loss of €1,696 million, April 2003 through March 2004: loss of €1,626 million.

Nine-Year Summary

Amounts in millions of €	1996	1997		1998	1999	2000	2001	2002	2003	2004

From the statements of income:
Revenues	100,233	116,057		130,122	148,243	160,278	150,386	147,368	136,437	142,059
Personnel expenses	21,648	23,370		25,033	26,158	26,500	25,095	24,163	24,287	24,216
of which: Wages and salaries	17,143	18,656		19,982	21,044	21,836	20,073	19,701	18,897	18,750
Research and development expenditure	5,616	6,364		6,540	7,438	7,241	5,848	5,942	5,571	5,658
Operating profit (loss)	6,212	6,230		8,593	11,012	9,752	(1,318)	6,854	5,686	5,754
Operating margin	6.2%	5.4%		6.6%	7.4%	6.1%	(0.9% )	4.7%	4.2%	4.1%
Financial income	120	594		493	278	110	153	2,206	(2,792)	(1,077)
Income (loss) before income taxes and extraordinary items	5,406	5,995		7,697	9,473	4,280	(1,654)	5,925	596	3,535
Net operating income	—	4,946		5,829	6,552	8,796	263	5,736	1,467	3,165
Net operating income as % of net assets (RONA)	—	10.9%		11.6%	12.3%	14.8%	0.4%	8.8%	2.4%	5.6%
Net income (loss)	4,022	6,547		4,820	5,746	7,894	(662)	4,718	448	2,466
Net income (loss) per share (€)	4.09	4.28	[1]	5.03	5.73	7.87	(0.66)	4.68	0.44	2.43
Diluted net income (loss) per share (€)	4.05	4.21	[1]	4.91	5.69	7.80	(0.66)	4.67	0.44	2.43
Cash dividend	—	—		2,356	2,358	2,358	1,003	1,519	1,519	1,519
Cash dividend per share (€)	—	—		2.35	2.35	2.35	1.00	1.50	1.50	1.50
Cash dividend including tax credit[2] per share (€)	—	—		3.36	3.36	3.36	—	—	—	—
From the balance sheets:
Property, plant and equipment	23,111	28,558		29,532	36,434	40,145	41,165	36,269	32,917	34,001
Leased equipment	7,905	11,092		14,662	27,249	33,714	36,002	28,243	24,385	26,711
Current assets	54,888	68,244		75,393	93,199	99,852	103,389	104,023	103,800	105,107
of which: Liquid assets	12,851	17,325		19,073	18,201	12,510	14,525	12,428	14,285	11,655
Total assets	101,294	124,831		136,149	174,667	199,274	207,410	187,327	178,268	182,696
Stockholders' equity	22,355	27,960		30,367	36,060	42,422	39,037	35,004	34,481	33,541
of which: Capital stock	2,444	2,391		2,561	2,565	2,609	2,609	2,633	2,633	2,633
Accrued liabilities	32,135	36,007		35,057	38,211	36,972	42,161	43,622	39,172	41,566
Liabilities	41,672	54,313		62,527	90,560	109,661	115,327	100,297	96,078	98,241
of which: Financial liabilities	25,496	34,375		40,430	64,488	84,783	91,375	79,283	75,690	76,620
Debt-to-equity ratio	114%	123%		133%	179%	200%	234%	226%	220%	228%
Mid- and long-term provisions and liabilities	36,989	45,953		47,601	55,291	75,336	87,499	79,650	73,245	71,227
Short-term provisions and liabilities	41,950	50,918		58,181	83,315	81,516	80,874	72,673	70,542	77,928
Current ratio	—	85%		79%	66%	67%	64%	72%	74%	66%
Net assets (annual average)	—	45,252		50,062	53,174	59,496	66,139	65,367	59,951	56,257
1
Excluding one-time positive tax effects, especially due to extra distribution of €10.23 per share.
2
For our stockholders who are taxable in Germany. There is no tax credit from 2001 due to a change in the corporate income tax system.
3
Periods before 2002 not adjusted for the effects of inventory-related receivables from Financial Services.

Amounts in millions of €	1996	1997	1998	1999	2000	2001	2002	2003	2004

From the statements of cash flows:

Investments in property, plant and equipment	6,721	8,051	8,155	9,470	10,392	8,896	7,145	6,614	6,386
Investments in leased equipment	4,891	7,225	10,245	19,336	19,117	17,951	17,704	15,604	17,678
Depreciation of property, plant and equipment	4,427	5,683	4,937	5,655	6,645	7,580	6,385	5,841	5,498
Depreciation of leased equipment	1,159	1,456	1,972	3,315	6,487	7,254	7,244	5,579	5,445
Cash provided by operating activities[3]	9,956	12,337	16,681	18,023	16,017	15,944	15,909	13,826	11,060
Cash used for investing activities[3]	(8,745)	(14,530)	(23,445)	(32,110)	(32,709)	(13,287)	(10,839)	(13,608)	(16,682)

From the stock exchanges:

Share price at year-end
Frankfurt (€)	—	—	83.60	77.00	44.74	48.35	29.35	37.00	35.26
New York (US $)	—	—	96.06	78.25	41.20	41.67	30.65	46.22	48.05
Average shares outstanding (in millions)	981.6	949.3	959.3	1,002.9	1,003.2	1,003.2	1,008.3	1,012.7	1,012.8
Average dilutive shares outstanding (in millions)	994.0	968.2	987.1	1,013.6	1,013.9	1,003.2	1,013.9	1,012.7	1,014.5

Rating:

Credit rating, long-term
Standard & Poor's	—	—	A +	A +	A	BBB+	BBB+	BBB	BBB
Moody's	—	—	A 1	A 1	A 2	A 3	A 3	A3	A3
Fitch	—	—	—	—	—	—	—	BBB+	BBB+
Dominion Bond	—	—	—	—	—	—	—	A-	A-

Average annual number of employees	419,758	421,661	433,939	463,561	449,594	379,544	370,677	370,684	379,019

International Representative Offices

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Kuala Lumpur
Phone +603 2246 8811
Fax    +603 2246 8812

Lagos
Phone +234 1 261 2088
Fax    +234 1 461 8728

Ljubljana
Phone +386 1 5883 797
Fax    +386 1 5883 799

Madrid
Phone +34 91 484 6161
Fax    +34 91 484 6019

Melbourne
Phone +61 39 566 9104
Fax    +61 39 566 9110

Mexico City
Phone +52 55 5081 7376
Fax    +52 55 5081 7674

Milton Keynes
Tel.    +44 190 8245 800
Fax    +44 190 8245 802

Moscow
Phone +7 095 926 4018
Fax    +7 095 745 2614

New Delhi
Phone +91 1 1410 4959
Fax    +91 1 1410 5226

Paris
Phone +33 1 39 23 5400
Fax    +33 1 39 23 5442

Pretoria
Phone +27 12 677 1502
Fax    +27 12 666 8191

Rome
Phone +39 06 4144 2405
Fax    +39 06 4121 9097

São Paulo
Phone +55 11 4178 0602
Fax    +55 11 4173 7118

Seoul
Phone +82 2 2112 2642
Fax    +82 2 2112 2644

Singapore
Phone +65 6849 8321
Fax    +65 6849 8493

Skopje
Phone +385 1 489 1500
Fax    +385 1 489 1501

Sofia
Phone +359 2 919 8811
Fax    +359 2 945 4048

Taipei
Phone +886 2 2715 9696
Fax    +886 2 2719 2776

Tashkent
Phone +998 71 120 6374
Fax    +998 71 120 6674

Teheran
Phone +98 21 204 6047
Fax    +98 21 204 6126

Tel Aviv
Phone +972 9 957 9091
Fax    +972 9 957 6872

Tokyo
Phone +81 3 5572 7172
Fax    +81 3 5572 7126

Warsaw
Phone +48 22 312 7200
Fax    +48 22 312 7201

Washington D.C.
Phone +1 202 414 6747
Fax    +1 202 414 6716

Windsor, Ontario
Phone +1 519 973 2101
Fax    +1 519 973 2226

Zagreb
Phone +385 1 489 1500
Fax    +385 1 489 1501

Addresses/Information

DaimlerChrysler AG
70546 Stuttgart
Phone +49 711 17 0
Fax    +49 711 17 94022
www.daimlerchrysler.com

DaimlerChrysler Corporation
Auburn Hills, MI 48326-2766
USA
Phone +1 248 576 5741
www.daimlerchrysler.com

Investor Relations
Stuttgart
Phone +49 711 17 92261
          +49 711 17 95256
          +49 711 17 95277
Fax    +49 711 17 94109
          +49 711 17 94075

Auburn Hills
Phone +1 248 512 2812
Phone +1 248 512 2923
Fax    +1 248 512 2912

Publications for our shareholders:
– Annual Report (German, English)
– Form 20-F (English)
– Interim Reports for the 1st, 2nd and 3rd quarters (German, English)
– Environment Report (German, English)
– Social Responsibility Report (German, English)

The financial statements of DaimlerChrysler AG prepared in accordance with German GAAP were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and an unqualified opinion was rendered thereon. These financial statements are published in the German Federal Gazette and are filed with the Commercial Registry of the Stuttgart District Court.

The aforementioned publications can be requested from:
DaimlerChrysler AG
Investor Relations
HPC 0324
70546 Stuttgart
Germany

The documents can also be ordered by phone or fax using the following number: +49 711 17 92287

Internet Service: www.daimlerchrysler.com/investors

Convenience with the interactive Annual Report.    The interactive Annual Report is the Internet counterpart of the printed version. With a user-friendly navigation system and convenient additional features, it offers all the information that the hard copy contains. Furthermore, the interactive Annual Report offers interesting background information via links to other pages and videos.

Additional information on the Internet.    Special information on our shares and earnings developments can be found in the "Investor Relations" section of our website. It includes the Group's annual and interim reports, the company financial statements of DaimlerChrysler AG, and reports to the US Securities and Exchange Commission (SEC) for all the financial years since 1998. You can also find topical reports, presentations, an overview of various performance measures, information on the share price, and other services. For example, you can register for a free e-mail service sending investor relations releases and announcing special events.

Successful start of Personal Internet Service for shareholders at https://register.daimlerchrysler.com    Since March 2004, we have offered shareholders access to our Personal Internet Service all the year round. This extends our Internet service connected with the Annual Meeting and enables our shareholders to access their personal data in the share register. In 2004, some 50,000 shareholders registered for this service. As before, you can order admission tickets for the Annual Meeting online, or authorize voting proxies and issue voting instructions. In addition, you can now receive the documents for the Annual Meeting by e-mail instead of by post, which is faster and more environment friendly. Around 35,000 shareholders will use this service for the 2005 Annual Meeting. Another feature of the Personal Internet Service is that shareholders can check their data in the share register. If necessary, they can amend this data, changing an address, for example, or summarizing multiple entries in the register under a single entry so that identical information is not sent to the same address several times.

Your Personal Internet Service
Unique
Paperless
Direct
Convenient
Environment friendly

 https://register.daimlerchrysler.com

Financial Calendar 2005

Annual Press Conference
February 10, 2005, 10 a.m. CET
Mercedes Event Center (MEC) Sindelfingen

Analysts' and Investors'
Conference Call
February 10, 2005, 2.30 p.m.

Annual Meeting
April 6, 2005, 10 a.m.
Messe Berlin

Interim Report Q1 2005
April 28, 2005

Interim Report Q2 2005
July 28, 2005

Interim Report Q3 2005
October 26, 2005

DaimlerChrysler
Stuttgart, Germany
Auburn Hills, USA
www.daimlerchrysler.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAIMLERCHRYSLER AG
By:	/s/ ppa. ROBERT KÖTHNER Name: Robert Köthner Title: Vice President Chief Accounting Officer
By:	/s/ I.V. SILVIA NIERBAUER Name: Silvia Nierbauer Title: Director

Date:    February 23, 2005